2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2022**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **001-35349**

Phillips 66

(Exact name of registrant as specified in its charter)

Delaware	**45-3779385**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2331 CityWest Blvd., Houston, Texas 77042
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **832-765-3010**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	PSX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $81.99, was $39.4 billion. The registrant, solely for the purpose of this required presentation, had deemed its Board of Directors and executive officers to be affiliates, and deducted their stockholdings in determining the aggregate market value.

The registrant had 463,907,156 shares of common stock outstanding at January 31, 2023.

Documents incorporated by reference:

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2023 (Part III).

TABLE OF CONTENTS

Unless otherwise indicated, "the company," "we," "our," "us" and "Phillips 66" are used in this report to refer to the businesses of Phillips 66 and its consolidated subsidiaries.

This Annual Report on Form 10-K contains forward-looking statements including, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions often identify forward-looking statements, but the absence of these words does not mean a statement is not forward-looking. The company does not undertake to update, revise or correct any forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with the company's disclosures under the headings "Risk Factors" and "CAUTIONARY STATEMENT FOR THE PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995."

PART I

Items 1 and 2. BUSINESS AND PROPERTIES

CORPORATE STRUCTURE

Phillips 66, headquartered in Houston, Texas, was incorporated in Delaware in 2011 in connection with, and in anticipation of, a restructuring of ConocoPhillips that separated its downstream businesses into an independent, publicly traded company named Phillips 66. The two companies were separated by ConocoPhillips distributing to its stockholders all the shares of common stock of Phillips 66 after the market closed on April 30, 2012 (the separation). Phillips 66 stock trades on the New York Stock Exchange under the "PSX" stock symbol.

Effective October 1, 2022, we changed the organizational structure of the internal financial information reviewed by our President and Chief Executive Officer, and determined this resulted in a change in the composition of our operating segments. As part of the realignment, we moved the results and net assets of our Merey Sweeny vacuum distillation and delayed coker units at our Sweeny Refinery and the isomerization unit at our Lake Charles Refinery from our Midstream segment to our Refining segment. Additionally, commissions charged to the Refining segment by the Marketing & Specialties (M&S) segment related to sales of specialty products were eliminated and the costs of the sales organization were reclassified from the M&S segment to the Refining segment.

The segment realignment is presented for the year ended December 31, 2022, with the prior periods recast for comparability.

Our businesses are organized into four operating segments:

1) **Midstream—**Provides crude oil and refined petroleum product transportation, terminaling and processing services, as well as natural gas and natural gas liquids (NGL) transportation, storage, fractionation, gathering, processing and marketing services, mainly in the United States. As a result of a merger of DCP Midstream, LLC (DCP Midstream) and Gray Oak Holdings LLC (Gray Oak Holdings) on August 17, 2022, we began consolidating DCP Midstream, LLC Class A Segment; DCP Sand Hills Pipeline, LLC (DCP Sand Hills) and DCP Southern Hills Pipeline, LLC (DCP Southern Hills). On March 9, 2022, we also completed a merger between us and Phillips 66 Partners LP (Phillips 66 Partners). See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger and Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on these transactions. This segment also includes our 16% investment in NOVONIX Limited (NOVONIX).

2) **Chemicals—**Consists of our 50% equity investment in Chevron Phillips Chemical Company LLC (CPChem), which manufactures and markets petrochemicals and plastics on a worldwide basis.

3) **Refining—**Refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, at 12 refineries in the United States and Europe.

4) **Marketing & Specialties—**Purchases for resale and markets refined petroleum products and renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of base oils and lubricants.

Corporate and Other includes general corporate overhead, interest expense, our investment in research of new technologies and various other corporate activities. Corporate assets include all cash, cash equivalents and income tax-related assets. Corporate and Other also includes restructuring costs related to our business transformation. See Note 31—Restructuring, in the Notes to Consolidated Financial Statements, for additional information regarding restructuring costs.

SEGMENT AND GEOGRAPHIC INFORMATION

MIDSTREAM

The Midstream segment consists of three business lines:

- Transportation—Transports crude oil and other feedstocks to our refineries and other locations, delivers refined petroleum products to market, and provides terminaling and storage services for crude oil and refined petroleum products.

- NGL and Other—Gathers, processes, transports and markets natural gas and transports, fractionates and markets NGL.

- NOVONIX—Represents our 16% investment in NOVONIX, a company that develops technology and supplies materials for lithium-ion batteries.

At December 31, 2022, our Midstream business was comprised of over 72,000 miles of crude oil, refined petroleum product, NGL and natural gas pipeline systems in the United States, including those partially owned or operated by our affiliates. We owned or operated 39 refined petroleum product terminals, 36 gathering and processing plants, 19 crude oil terminals, eight fractionation facilities, six NGL terminals, a petroleum coke exporting facility and various other storage and loading facilities.

DCP Midstream and Gray Oak Holdings Merger
On August 17, 2022, we announced a realignment of our economic and governance interests in DCP Midstream, LP (DCP LP) and Gray Oak Pipeline, LLC (Gray Oak Pipeline) resulting from the merger of DCP Midstream and Gray Oak Holdings. In connection with the merger, we were delegated DCP Midstream's governance rights over DCP LP and its general partner entities, referred to as DCP Midstream Class A Segment. Additionally, Enbridge Inc., our co-venturer, was delegated governance rights over Gray Oak Pipeline, referred to as DCP Midstream Class B Segment.

In connection with the merger of DCP Midstream and Gray Oak Holdings, our NGL and Other business includes DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills. Prior to August 18, 2022, our investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills were accounted for using the equity method. We account for our remaining investment in Gray Oak Pipeline, now held through DCP Midstream Class B Segment, using the equity method.

See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, in the Notes to Consolidated Financial Statements, for additional information on the merger of DCP Midstream and Gray Oak Holdings.

DCP LP Public Common Unit Acquisition Agreement
On January 5, 2023, we entered into a definitive agreement with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries will merge with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the agreement, at the effective time of the merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP LP and DCP Midstream, GP, LP) issued and outstanding as of immediately prior to the effective time will be converted into the right to receive $41.75 per common unit in cash, without interest. The merger will increase our economic interest in DCP LP from 43.3% to 86.8%. The transaction is expected to close in the second quarter of 2023, subject to customary closing conditions. The transaction was unanimously approved by the board of the general partner of DCP LP, based on the unanimous approval and recommendation of its special committee comprised entirely of independent directors after evaluation of the transaction by the special committee in consultation with independent financial and legal advisors. Concurrently with the execution of the agreement, affiliates of Phillips 66, which together own greater than a majority of the outstanding DCP LP common units, delivered their consent to approve the transaction. As a result, DCP LP has not solicited and is not soliciting approval of the transaction by any other holders of DCP LP common units. See Note 29—DCP Midstream Class A Segment, in the Notes to Consolidated Financial Statements, for additional information on the common unit acquisition agreement.

Phillips 66 Partners Merger
On March 9, 2022, we completed the merger between us and Phillips 66 Partners. The merger resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us. Upon closing, Phillips 66 Partners became a wholly owned subsidiary of Phillips 66 and its common units are no longer publicly traded. See Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on this merger transaction.

Transportation

We own or lease various assets to provide transportation, terminaling and storage services. These assets include crude oil, refined petroleum product, NGL, and natural gas pipeline systems; crude oil, refined petroleum product and NGL terminals; a petroleum coke handling facility; marine vessels; railcars and trucks.

Pipelines and Terminals
In connection with the merger of DCP Midstream and Gray Oak Holdings, our indirect interest in Gray Oak Pipeline was reduced to 6.5%. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, in the Notes to Consolidated Financial Statements, for additional information.

The Dakota Access Pipeline is currently subject to litigation that could affect operations. See the "Dakota Access, LLC (Dakota Access) and Energy Transfer Crude Oil Company, LLC (ETCO)" section of Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information on this litigation.

Marine Vessels
At December 31, 2022, we had eight international-flagged crude oil, refined petroleum product and NGL tankers under time charter contracts, with capacities ranging in size from 300,000 to 1,100,000 barrels. Additionally, we had a variety of inland and offshore tug/barge units. These vessels are used primarily to transport crude oil and other feedstocks, as well as refined petroleum products for our refineries. In addition, the NGL tankers are used to export propane and butane from our fractionation, transportation and storage infrastructure.

Truck and Rail
Our truck and rail fleets support our feedstock and distribution operations. Rail movements are provided via a fleet of approximately 9,400 owned and leased railcars. Truck movements are provided through our wholly owned subsidiary, Sentinel Transportation LLC, and through numerous third-party trucking companies.

The following table depicts our ownership interest in major pipeline systems included in our Transportation business line at December 31, 2022:

Name	State of Origination/Terminus	Interest	Length (Miles)	Gross Capacity (MBD)
Crude Oil				
Bakken Pipeline	North Dakota/Texas	25 %	1,918	750
Bayou Bridge	Texas/Louisiana	40	213	480
Clifton Ridge	Louisiana	100	10	260
CushPo	Oklahoma	100	62	130
Eagle Ford Gathering	Texas	100	28	58
Glacier	Montana	79	800	124
Gray Oak Pipeline	Texas	7	862	900
Line 100	California	100	79	61
Line 200	California	100	228	100
Line 300	California	100	61	34
Line 400	California	100	153	46
Line O	Oklahoma/Texas	100	276	38
New Mexico Crude	New Mexico/Texas	100	227	106
North Texas Crude	Texas	100	142	34
Oklahoma Crude	Texas/Oklahoma	100	217	100
Sacagawea	North Dakota	50	95	183
STACK PL	Oklahoma	50	149	250
Sweeny Crude	Texas	100	56	617
West Texas Crude	Texas	100	1,079	140
Refined Petroleum Products				
ATA Line	Texas/New Mexico	50	293	34
Borger to Amarillo	Texas	100	93	74
Borger-Denver	Texas	100	38	39
Borger-Denver	Texas/Colorado	65	207	39
Borger-Denver	Colorado	70	152	39
Cherokee East	Oklahoma/Missouri	100	320	59
Cherokee North	Oklahoma/Kansas	100	29	55
Cherokee South	Oklahoma	100	98	47
Cross Channel Connector	Texas	100	5	184
Explorer	Texas/Indiana	22	1,830	660
Gold Line	Texas/Illinois	100	686	120
Heartland*	Kansas/Iowa	50	49	30
LAX Jet Line	California	50	19	25
Los Angeles Products	California	100	22	132
Paola Products	Kansas	100	106	120
Pioneer	Wyoming/Utah	50	562	63
Powder River	Colorado/Texas	100	350	13
Richmond	California	100	14	31
SAAL	Texas	33	102	32
SAAL	Texas	54	19	30
Seminoe	Montana/Wyoming	100	342	44
Standish	Oklahoma/Kansas	100	92	77
Sweeny to Pasadena	Texas	100	120	335
Torrance Products	California	100	8	279
Watson Products	California	100	9	238
Yellowstone	Montana/Washington	46	710	68

Name	State of Origination/Terminus	Interest	Length (Miles)	Gross Capacity (MBD)
NGL				
Blue Line	Texas/Illinois	100 %	688	26
Brown Line	Oklahoma/Kansas	100	76	26
Conway to Wichita	Kansas	100	55	26
Medford	Oklahoma	100	42	25
Skelly-Belvieu	Texas	50	571	45
TX Panhandle Y1/Y2	Texas	100	249	78
Natural Gas				
Rockies Express**				
East to West	Ohio/Illinois	25	661	2.6 Bcf/d
West to East	Colorado/Ohio	25	1,712	1.8 Bcf/d
Sacagawea Gas	North Dakota	50	24	0.18 Bcf/d

** Total pipeline system is 419 miles. Phillips 66 has an ownership interest in multiple segments totaling 49 miles.*

*** Total pipeline system consists of three zones for a total of 1,712 miles. The third zone of the pipeline is bidirectional and can transport 2.6 Bcf/d of natural gas from east to west.*

The following table depicts our ownership interest in terminal and storage facilities included in our Transportation business line at December 31, 2022:

Facility Name	Location	Commodity Handled	Interest	Gross Storage Capacity (MBbl)	Gross Rack Capacity (MBD)
Albuquerque	New Mexico	Refined Petroleum Products	100 %	274	20
Amarillo	Texas	Refined Petroleum Products	100	296	23
Beaumont	Texas	Crude Oil, Refined Petroleum Products	100	16,800	8
Belle Chasse*	Louisiana	Crude Oil, Refined Petroleum Products	100	8,200	N/A
Billings	Montana	Refined Petroleum Products	100	81	12
Billings Crude	Montana	Crude Oil	100	236	N/A
Borger	Texas	Crude Oil	70	772	N/A
Bozeman	Montana	Refined Petroleum Products	100	90	5
Buffalo Crude	Montana	Crude Oil	100	303	N/A
Casper	Wyoming	Refined Petroleum Products	100	365	7
Clifton Ridge	Louisiana	Crude Oil	100	3,800	N/A
Coalinga	California	Crude Oil	100	817	N/A
Colton	California	Refined Petroleum Products	100	207	20
Cushing	Oklahoma	Crude Oil	100	675	N/A
Cut Bank	Montana	Crude Oil	100	315	N/A
Denver	Colorado	Refined Petroleum Products	100	441	43
Des Moines	Iowa	Refined Petroleum Products	50	217	12
East St. Louis	Illinois	Refined Petroleum Products	100	1,529	55
Glenpool	Oklahoma	Refined Petroleum Products	100	571	18
Great Falls	Montana	Refined Petroleum Products	100	198	6
Hartford	Illinois	Refined Petroleum Products	100	1,468	21
Helena	Montana	Refined Petroleum Products	100	195	5
Jefferson City	Missouri	Refined Petroleum Products	100	103	15
Junction	California	Crude Oil, Refined Petroleum Products	100	524	N/A
Kansas City	Kansas	Refined Petroleum Products	100	1,410	50
Keene	North Dakota	Crude Oil	50	503	N/A
La Junta	Colorado	Refined Petroleum Products	100	99	5
Lake Charles Pipeline Storage	Louisiana	Refined Petroleum Products	50	3,143	N/A
Lincoln	Nebraska	Refined Petroleum Products	100	217	12
Linden	New Jersey	Refined Petroleum Products	100	360	95
Los Angeles	California	Refined Petroleum Products	100	156	80
Lubbock	Texas	Refined Petroleum Products	100	182	18
Medford Spheres	Oklahoma	NGL	100	70	N/A
Missoula	Montana	Refined Petroleum Products	50	365	14
Moses Lake	Washington	Refined Petroleum Products	50	216	10
Mount Vernon	Missouri	Refined Petroleum Products	100	365	40
North Salt Lake	Utah	Refined Petroleum Products	50	755	60
North Spokane	Washington	Refined Petroleum Products	100	492	N/A
Odessa	Texas	Crude Oil	100	521	N/A
Oklahoma City	Oklahoma	Crude Oil, Refined Petroleum Products	100	355	42

Facility Name	Location	Commodity Handled	Interest	Gross Storage Capacity (MBbl)	Gross Rack Capacity (MBD)
Palermo	North Dakota	Crude Oil	70 %	235	N/A
Paola	Kansas	Refined Petroleum Products	100	978	N/A
Pasadena	Texas	Refined Petroleum Products, NGL	100	3,558	65
Pecan Grove	Louisiana	Lubricant Base Stocks, Refined Petroleum Products	100	177	N/A
Ponca City	Oklahoma	Refined Petroleum Products	100	63	22
Ponca City Crude	Oklahoma	Crude Oil	100	1,229	N/A
Portland	Oregon	Refined Petroleum Products	100	650	38
Renton	Washington	Refined Petroleum Products	100	243	19
Richmond	California	Refined Petroleum Products	100	343	28
Rock Springs	Wyoming	Refined Petroleum Products	100	132	8
Sacramento	California	Refined Petroleum Products	100	146	12
Santa Margarita	California	Crude Oil	100	398	N/A
Sheridan	Wyoming	Refined Petroleum Products	100	94	6
South Texas Gateway	Texas	Crude Oil	25	8,600	N/A
Spokane	Washington	Refined Petroleum Products	100	351	20
Tacoma	Washington	Refined Petroleum Products	100	316	19
Torrance	California	Crude Oil, Refined Petroleum Products	100	2,128	N/A
Tremley Point	New Jersey	Refined Petroleum Products	100	1,701	25
Westlake	Louisiana	Refined Petroleum Products	100	128	10
Wichita Falls	Texas	Crude Oil	100	225	N/A
Wichita North	Kansas	Refined Petroleum Products	100	769	20
Wichita South	Kansas	Refined Petroleum Products	100	272	N/A

** Assets are held for sale.*

The following table depicts our ownership interest in marine, rail and petroleum coke loading and offloading facilities included in our Transportation business line at December 31, 2022:

Facility Name	Location	Commodity Handled	Interest	Gross Loading Capacity*
Marine				
Beaumont	Texas	Crude Oil, Refined Petroleum Products	100 %	75
Belle Chasse**	Louisiana	Crude Oil	100	9
Clifton Ridge	Louisiana	Crude Oil, Refined Petroleum Products	100	50
Hartford	Illinois	Refined Petroleum Products	100	3
Pecan Grove	Louisiana	Lubricant Base Stocks, Refined Petroleum Products	100	6
Portland	Oregon	Refined Petroleum Products	100	10
Richmond	California	Refined Petroleum Products	100	3
South Texas Gateway	Texas	Crude Oil	25	120
Tacoma	Washington	Crude Oil	100	12
Tremley Point	New Jersey	Refined Petroleum Products	100	7
Rail				
Bayway	New Jersey	Crude Oil	100	75
Beaumont	Texas	Crude Oil	100	20
Ferndale	Washington	Crude Oil	100	35
Missoula	Montana	Refined Petroleum Products	50	41
Palermo	North Dakota	Crude Oil	70	100
Thompson Falls	Montana	Refined Petroleum Products	50	41
Petroleum Coke				
Lake Charles	Louisiana	Petroleum Coke	50	N/A

** Marine facilities in thousands of barrels per hour (MB/h); Rail in thousands of barrels daily (MBD).*
*** Assets are held for sale.*

NGL and Other

As of December 31, 2022, our NGL and Other business was comprised of natural gas processing plants, NGL and natural gas pipeline systems, and fractionators in the United States, including those partially owned or operated by our affiliates.

Natural Gas Processing

DCP Midstream Class A Segment, through its subsidiary DCP LP, owned or operated 36 active natural gas processing facilities, with a net processing capacity of 5.5 billion cubic feet per day (Bcf/d). At some of these facilities, we fractionate NGL into individual components (ethane, propane, butane and natural gasoline).

Pipelines

We own a 33.33% direct interest in DCP Sand Hills and DCP Southern Hills and a 43.31% indirect interest in DCP LP, which owns a 66.67% interest in DCP Sand Hills and DCP Southern Hills. DCP Sand Hills and DCP Southern Hills own NGL pipeline systems that connect the Eagle Ford, Permian Basin and Midcontinent production areas to the Mont Belvieu, Texas, market hub.

Sweeny Hub Assets

The Sweeny Hub is a U.S. Gulf Coast NGL market hub, consisting of four fractionators with a total fractionation nameplate capacity of 550,000 BPD, a liquified petroleum gas (LPG) export terminal, and NGL storage caverns. The fractionators are located adjacent to our Sweeny Refinery in Old Ocean, Texas, and supply purity ethane to the petrochemical industry and purity NGL to domestic and global markets. Raw NGL supply to the fractionators is delivered from nearby major pipelines, including the DCP Sand Hills Pipeline. The fractionators are supported by significant infrastructure including connectivity to two NGL supply pipelines, a pipeline connecting to the Mont Belvieu market hub and the Clemens Caverns storage facility with access to our LPG export terminal in Freeport, Texas. It also includes our C2G Pipeline, which is a 16-inch ethane pipeline that connects our Clemens Caverns storage facility to petrochemical facilities in Gregory, Texas, near Corpus Christi.

Frac 4 was completed in the third quarter of 2022, achieving full rates in the fourth quarter of 2022. Frac 4 added 150,000 BPD of nameplate capacity, bringing the total Sweeny Hub nameplate fractionation capacity to 550,000 BPD. The fractionators are supported by long-term customer commitments.

The Freeport LPG Export Terminal leverages our fractionation, transportation and storage infrastructure to supply petrochemical, heating and transportation markets globally. The terminal can simultaneously load a propane vessel and a butane vessel, and has a combined LPG export capacity of 260,000 BPD. In addition, the terminal has the capability to export natural gasoline (C5+) produced by the Sweeny Hub fractionators.

The following table depicts our ownership interest in major pipeline systems included in our NGL and Other business line at December 31, 2022:

Name	State of Origination/Terminus	Interest	Length (Miles)	Gross Capacity (MBD)
NGL				
Black Lake †	Louisiana/Texas	100 %	314	80
C2G	Texas	100	155	185
Chisholm	Oklahoma/Kansas	50	202	42
Front Range †	Colorado/Texas	33	450	260
Panola †	Texas	15	250	100
Powder River	Wyoming/Colorado	100	366	16
River Parish NGL	Louisiana	100	499	104
Seabreeze/Wilbreeze †	Texas	100	80	52
Sand Hills †*	New Mexico/Texas	100	1,400	500
Southern Hills †*	Kansas/Texas	100	950	192
Sweeny LPG	Texas	100	260	942
Sweeny NGL	Texas	100	18	204
Texas Express †	Texas	10	600	370
Wattenberg †	Colorado/Kansas	100	450	112
Natural Gas				
Cheyenne Connector †	Colorado	50	70	0.6 Bcf/d
Guadalupe †	Texas	Various	600	0.2 Bcf/d
Gulf Coast Express †	Texas	25	500	2.0 Bcf/d

† Owned by DCP LP. At December 31, 2022, Phillips 66 held a 43.31% indirect economic interest in DCP LP.
** Interest reflects Phillips 66's 33.33% direct interest in DCP Sand Hills and DCP Southern Hills, as well as its 43.31% indirect economic interest in DCP LP, which owns a direct two-thirds interest.*

The following table depicts our ownership interest in terminal and storage facilities included in our NGL and Other business line at December 31, 2022:

Facility Name	Location	Commodity Handled	Interest	Gross Storage Capacity (MBbl)	Gross Rack Capacity (MBD)
Clemens	Texas	NGL	100 %	16,500	N/A
Freeport	Texas	Refined Petroleum Products, NGL	100	3,485	N/A
Marysville †	Michigan	NGL	100	8,000	N/A
River Parish	Louisiana	NGL	100	1,500	N/A
Spindletop †	Texas	Natural Gas	100	12 Bcf	N/A

† Owned by DCP LP. At December 31, 2022, Phillips 66 held a 43.31% indirect economic interest in DCP LP.

The following table depicts our ownership interest in a marine facility included in our NGL and Other business line at December 31, 2022:

Facility Name	Location	Commodity Handled	Interest	Gross Loading Capacity (MB/h)
Marine				
Freeport	Texas	Refined Petroleum Products, NGL	100 %	46

The following table depicts our ownership interest in NGL Fractionators included in our NGL and Other business line at December 31, 2022:

Facility Name	Location	Interest	Capacity (MBD)
Conway	Kansas	40 %	43
Enterprise †*	Texas	25	61
Gulf Coast Fractionators**	Texas	23	33
Mont Belvieu 1 †	Texas	20	32
Sweeny Frac 1	Texas	100	100
Sweeny Frac 2	Texas	100	150
Sweeny Frac 3	Texas	100	150
Sweeny Frac 4	Texas	100	150

† Owned by DCP LP. At December 31, 2022, Phillips 66 held a 43.31% indirect economic interest in DCP LP.
** Interest reflects Phillips 66's 12.5% direct interest, as well as its 43.31% indirect economic interest in DCP LP, which owns a direct 12.5% interest.*
*** This facility has been idled since December 2020, with plans to restart in the first quarter of 2024.*

The following table depicts our operating data in Gathering and Processing assets included in our NGL and Other business line at December 31, 2022:

Regions	Plants	Approximate Gathering and Transmission Systems (Miles)	Approximate Net Nameplate Plant Capacity (MMcf/d)†
North	13	3,500	1,580
Midcontinent	6	23,000	1,110
Permian	10	15,000	1,220
South	7	6,500	1,630

† Plant capacity represents DCP LP's proportional ownership. At December 31, 2022, Phillips 66 held a 43.31% indirect economic interest in DCP LP.

NOVONIX

We own a 16% interest in NOVONIX, a Brisbane, Australia-based company that develops technology and supplies materials for lithium-ion batteries. Our investment in NOVONIX's ordinary shares, traded on the Australian Securities Exchange, supports an expansion of synthetic graphite production capacity at NOVONIX's Chattanooga, Tennessee, plant. In January 2022, we signed a technology development agreement with NOVONIX to advance the production and commercialization of next-generation anode materials for lithium-ion batteries. In February 2022, NOVONIX's American Depositary Receipts started trading on the Nasdaq Stock Market.

CHEMICALS

The Chemicals segment consists of our 50% equity investment in CPChem, which is headquartered in The Woodlands, Texas. At December 31, 2022, CPChem owned or had joint venture interests in 28 manufacturing facilities located in Belgium, Colombia, Qatar, Saudi Arabia, Singapore and the United States. Additionally, CPChem has two research and development centers in the United States.

CPChem produces and markets ethylene and other olefin products. The ethylene produced is primarily used by CPChem to produce polyethylene, normal alpha olefins (NAO) and polyethylene pipe. CPChem manufactures and markets aromatics and styrenics products, such as benzene, cyclohexane, styrene and polystyrene, as well as a variety of specialty chemical products including organosulfur chemicals, solvents, catalysts, and chemicals used in drilling and mining.

The manufacturing of petrochemicals and plastics involves the conversion of hydrocarbon-based raw material feedstocks into higher-value products, often through a thermal process referred to in the industry as "cracking." For example, ethylene can be produced by cracking ethane, propane, butane, natural gasoline or certain refinery liquids, such as naphtha and gas oil. Ethylene primarily is used as a raw material in the production of plastics, such as polyethylene and polyvinyl chloride (PVC). Plastic resins, such as polyethylene, are manufactured in a thermal/catalyst process, and the produced output is used as a further raw material for various applications, such as packaging and plastic pipe.

The following table reflects CPChem's petrochemicals and plastics product capacities at December 31, 2022:

	Millions of Pounds per Year*	
	U.S.	Worldwide
Ethylene	11,910	14,430
Propylene	2,675	3,180
High-density polyethylene	5,305	7,470
Low-density polyethylene	620	620
Linear low-density polyethylene	1,815	1,815
Polypropylene	—	310
Normal alpha olefins	2,335	2,850
Polyalphaolefins	125	255
Polyethylene pipe	500	500
Benzene	1,600	2,530
Cyclohexane	1,060	1,455
Styrene	1,050	1,875
Polystyrene	835	915
Specialty chemicals	440	575
Total	30,270	38,780

** Capacities include CPChem's share in equity affiliates and excludes CPChem's NGL fractionation capacity.*

CPChem is growing its normal alpha olefins business with a second world-scale unit to produce 1-hexene, a critical component in high-performance polyethylene. The 586 million pounds per year unit will be located in Old Ocean, Texas. The project will utilize CPChem's proprietary technology. In addition, CPChem is expanding its propylene splitting capacity by 1 billion pounds per year with a new unit located at its Cedar Bayou facility. Both projects are expected to start up in the second half of 2023.

In early 2022, CPChem announced its first commercial sales of Marlex® Anew™ Circular Polyethylene, which uses advanced recycling technology to convert difficult-to-recycle plastic waste into high-quality raw materials. CPChem is working to further expand production volumes, targeting annual production of 1 billion pounds of circular polyethylene by 2030.

CPChem is developing world-scale petrochemical facilities on the U.S. Gulf Coast and in Ras Laffan, Qatar, jointly with its co-venturer. CPChem announced final investment decision in November 2022 for the Golden Triangle Polymers facility in Orange, Texas, a 51% CPChem owned joint venture, that will increase ethylene capacity by 4.6 billion pounds per year and high-density polyethylene capacity by 4.4 billion pounds per year. In January 2023, CPChem announced final investment decision in the Ras Laffan Petrochemical project, a 30% CPChem owned joint venture, that will increase ethylene capacity by 4.6 billion pounds per year and high-density polyethylene capacity by 3.7 billion pounds per year. Both projects are expected to start up in 2026.

REFINING

Our Refining segment refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, at 12 refineries in the United States and Europe.

The Alliance Refinery, located in Belle Chasse, Louisiana, sustained significant impacts from Hurricane Ida in August 2021. In the fourth quarter of 2021, we shut down our Alliance Refinery.

The table below depicts information for each of our owned and joint venture refineries at December 31, 2022:

			Thousands of Barrels Daily				
			Net Crude Throughput Capacity		Net Clean Product Capacity**		
Region/ Refinery	Location	Interest	At December 31 2022	Effective January 1 2023	Gasolines	Distillates	Clean Product Yield Capability
Atlantic Basin/ Europe							
Bayway	Linden, NJ	100 %	258	258	155	130	92 %
Humber	N. Lincolnshire, United Kingdom	100	221	221	95	115	81
MiRO*	Karlsruhe, Germany	19	58	58	25	27	87
			537	537			
Gulf Coast							
Lake Charles	Westlake, LA	100	264	264	105	115	70
Sweeny	Old Ocean, TX	100	265	265	158	125	86
			529	529			
Central Corridor							
Wood River	Roxana, IL	50	173	173	88	70	81
Borger	Borger, TX	50	75	75	50	35	91
Ponca City	Ponca City, OK	100	217	217	120	100	93
Billings	Billings, MT	100	66	66	37	30	90
			531	531			
West Coast							
Ferndale	Ferndale, WA	100	105	105	65	39	84
Los Angeles	Carson/ Wilmington, CA	100	139	139	85	65	90
San Francisco***	Arroyo Grande/ Rodeo, CA	100	120	75	60	65	85
			364	319			
			1,961	1,916			

* *Mineraloelraffinerie Oberrhein GmbH.*

** *Clean product capacities are maximum rates for each clean product category, independent of each other. They are not additive when calculating the clean product yield capability for each refinery.*

*** *The Santa Maria facility in Arroyo Grande, California, ceased operations in February 2023, which will reduce net crude throughput capacity.*

Primary crude oil characteristics and sources of crude oil for our owned and joint venture refineries are as follows:

	Characteristics				Sources				
	Sweet	Medium Sour	Heavy Sour	High TAN*	United States	Canada	South and Central America	Europe	Middle East & Africa
Bayway	●	●			●	●		●	●
Humber	●		●	●	●			●	●
MiRO	●	●	●		●			●	●
Lake Charles	●	●	●	●	●	●	●	●	●
Sweeny	●	●	●	●	●	●	●		
Wood River	●		●	●	●	●			
Borger	●	●	●		●	●			
Ponca City	●	●	●		●	●			
Billings		●	●	●	●	●			
Ferndale	●	●			●	●			●
Los Angeles		●	●	●	●	●	●		●
San Francisco	●	●	●	●	●	●	●	●	●

** High TAN (Total Acid Number): acid content greater than or equal to 1.0 milligram of potassium hydroxide (KOH) per gram.*

<u>*Atlantic Basin/Europe Region*</u>

Bayway Refinery

The Bayway Refinery is located on the New York Harbor in Linden, New Jersey. Bayway's facilities include crude distilling, naphtha reforming, fluid catalytic cracking, solvent deasphalting, hydrodesulfurization and alkylation units. The complex also includes a polypropylene plant with the capacity to produce up to 775 million pounds per year. The refinery produces a high percentage of transportation fuels, as well as petrochemical feedstocks, residual fuel oil and home heating oil. Refined petroleum products are distributed to East Coast customers by pipeline, barge, railcar and truck.

Humber Refinery

The Humber Refinery is located on the east coast of England in North Lincolnshire, United Kingdom, approximately 180 miles north of London. Humber's facilities include crude distilling, naphtha reforming, fluid catalytic cracking, hydrodesulfurization, thermal cracking and delayed coking units. The refinery has two coking units with associated calcining plants. Humber is the only coking refinery in the United Kingdom, and a producer of high-quality specialty graphite and anode-grade petroleum cokes. The refinery also produces a high percentage of transportation fuels. The majority of the light oils produced by the refinery are distributed to customers in the United Kingdom by pipeline, railcar and truck, while the other refined petroleum products are exported throughout the world.

MiRO Refinery

The MiRO Refinery is located on the Rhine River in Karlsruhe, Germany, approximately 95 miles south of Frankfurt, Germany. MiRO is the largest refinery in Germany and operates as a joint venture in which we own an 18.75% interest. Facilities include crude distilling, naphtha reforming, fluid catalytic cracking, petroleum coking and calcining, hydrodesulfurization, isomerization, ethyl tert-butyl ether and alkylation units. MiRO produces a high percentage of transportation fuels. Other products produced include petrochemical feedstocks, home heating oil, bitumen, and anode- and fuel-grade petroleum cokes. Refined petroleum products are distributed to customers in Germany, Switzerland, France, and Austria by truck, railcar and barge.

Gulf Coast Region

Lake Charles Refinery
The Lake Charles Refinery is located in Westlake, Louisiana, approximately 150 miles east of Houston, Texas. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrocracking, hydrodesulfurization, isomerization and delayed coking units. Refinery facilities also include a specialty coker and calciner. The refinery produces a high percentage of transportation fuels. Other products produced include off-road diesel, home heating oil, feedstock for our Excel Paralubes joint venture in our M&S segment, and high-quality specialty graphite and fuel-grade petroleum cokes. A majority of the refined petroleum products are distributed to customers in the southeastern and eastern United States by truck, railcar, barge or major common carrier pipelines. Additionally, refined petroleum products are exported to customers primarily in Latin America and Europe by waterborne cargo.

Sweeny Refinery
The Sweeny Refinery is located in Old Ocean, Texas, approximately 65 miles southwest of Houston, Texas. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization, aromatics units, a vacuum distillation unit, and a delayed coking unit. The refinery produces a high percentage of transportation fuels. Other products include petrochemical feedstocks, home heating oil and fuel-grade petroleum coke. A majority of the refined petroleum products are distributed to customers throughout the Midcontinent region, southeastern and eastern United States by pipeline, barge and railcar. Additionally, refined petroleum products are exported to customers primarily in Latin America by waterborne cargo.

Central Corridor Region

WRB Refining LP (WRB)
We are the operator and managing partner of WRB, a 50 percent-owned joint venture that owns the Wood River and Borger refineries.

- *Wood River Refinery*
  The Wood River Refinery is located in Roxana, Illinois, about 15 miles northeast of St. Louis, Missouri, at the confluence of the Mississippi and Missouri rivers. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrocracking, hydrodesulfurization and delayed coking units. The refinery produces a high percentage of transportation fuels. Other products produced include petrochemical feedstocks, asphalt and fuel-grade petroleum coke. Refined petroleum products are distributed to customers throughout the Midcontinent region by pipeline, railcar, barge and truck.

- *Borger Refinery*
  The Borger Refinery is located in Borger, Texas, in the Texas Panhandle, approximately 50 miles north of Amarillo, Texas. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization, and delayed coking units. The refinery produces a high percentage of transportation fuels, as well as fuel-grade petroleum coke, NGL and solvents. Refined petroleum products are distributed to customers in West Texas, New Mexico, Colorado and the Midcontinent region by company-owned and common carrier pipelines.

Ponca City Refinery
The Ponca City Refinery is located in Ponca City, Oklahoma, approximately 95 miles northwest of Tulsa, Oklahoma. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization, and delayed coking units. The refinery produces a high percentage of transportation fuels and anode-grade petroleum coke. Refined petroleum products are primarily distributed to customers throughout the Midcontinent region by company-owned and common carrier pipelines.

Billings Refinery
The Billings Refinery is located in Billings, Montana. Refinery facilities include crude distilling, naphtha reforming, fluid catalytic cracking, alkylation, hydrodesulfurization and delayed coking units. The refinery produces a high percentage of transportation fuels and fuel-grade petroleum coke. Refined petroleum products are distributed to customers in Montana, Wyoming, Idaho, Utah, Colorado and Washington by pipeline, railcar and truck.

West Coast Region

Ferndale Refinery
The Ferndale Refinery is located on Puget Sound in Ferndale, Washington, approximately 20 miles south of the U.S.-Canada border. Facilities include crude distillation, naphtha reforming, fluid catalytic cracking, alkylation and hydrodesulfurization units. The refinery produces a high percentage of transportation fuels. Other products produced include residual fuel oil, which is supplied to the northwest marine bunker fuel market. Most of the refined petroleum products are distributed to customers in the northwest United States by pipeline and barge.

Los Angeles Refinery
The Los Angeles Refinery consists of two facilities linked by pipeline located five miles apart in Carson and Wilmington, California, approximately 15 miles southeast of Los Angeles. The Carson facility serves as the front end of the refinery by processing crude oil, and the Wilmington facility serves as the back end of the refinery by upgrading the intermediate products to finished products. Refinery facilities include crude distillation, naphtha reforming, fluid catalytic cracking, alkylation, hydrocracking, and delayed coking units. The refinery produces a high percentage of transportation fuels. The refinery produces California Air Resources Board (CARB)-grade gasoline. Other products produced include fuel-grade petroleum coke. Refined petroleum products are distributed to customers in California, Nevada and Arizona by pipeline and truck.

San Francisco Refinery
The San Francisco Refinery consists of two facilities linked by our pipelines. The Santa Maria facility is located in Arroyo Grande, California, 200 miles south of San Francisco, California, while the Rodeo facility is located in the San Francisco Bay Area. Intermediate refined products from the Santa Maria facility are shipped by pipeline to the Rodeo facility for upgrading into finished petroleum products. Refinery facilities include crude distillation, naphtha reforming, hydrocracking, hydrodesulfurization and delayed coking units, as well as a calciner. The refinery currently produces a high percentage of transportation fuels, including CARB-grade gasoline. Other products produced include fuel-grade petroleum coke. The majority of the refined petroleum products are distributed to customers in California by pipeline and barge. Additionally, refined petroleum products are exported to customers primarily in Latin America by waterborne cargo.

We are advancing our conversion plans at the San Francisco Refinery in Rodeo, California, to meet the growing demand for renewable fuels. The hydrotreater feedstock flexibility project reached full rates of 8,000 BPD (120 million gallons per year) of renewable diesel production in July 2021. Separately, the Rodeo Renewed refinery conversion project is expected to be finished in early 2024, subject to permitting and approvals. Consequently, we ceased operations of the Santa Maria facility in February 2023. Upon completion, the converted facility will initially have over 50,000 BPD (800 million gallons per year) of renewable fuels production capacity. The conversion will reduce emissions from the facility and produce lower carbon-intensity transportation fuels. We plan to distribute our renewable diesel through new and existing channels, including approximately 600 branded retail sites in California.

MARKETING AND SPECIALTIES

Our M&S segment purchases for resale and markets refined petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of specialty products, such as base oils and lubricants.

Marketing

Marketing—United States
We market gasoline, diesel and aviation fuel through marketer and joint venture outlets that utilize the *Phillips 66*, *Conoco* or *76* brands. At December 31, 2022, we had approximately 7,200 branded outlets in 48 states and Puerto Rico.

Our wholesale operations utilize a network of marketers operating approximately 5,100 outlets. We place a strong emphasis on the wholesale channel of trade because of its relatively lower capital requirements. In addition, we hold brand-licensing agreements covering approximately 1,330 sites. Our refined petroleum products are marketed on both a branded and unbranded basis. A high percentage of our branded marketing sales are in the Midcontinent, Rockies and West Coast regions, where our wholesale marketing network secures efficient offtake from our refineries. We also utilize consignment fuel arrangements with several marketers whereby we own the fuel inventory and pay the marketers a monthly fee.

In the Gulf Coast and East Coast regions, most sales are conducted via the unbranded channel of trade, which does not require a highly integrated marketing network to secure product placement for refinery pull through. We have export capability at our U.S. coastal refineries to meet international demand.

In addition to automotive gasoline and diesel, we produce and market aviation gasoline and jet fuel. Aviation gasoline and jet fuel are sold through dealers and independent marketers at approximately 770 *Phillips 66* branded locations.

We participate in joint ventures engaged in retail convenience store operations in the West Coast and Central regions. These joint ventures enable us to secure long-term placement of our refinery production and extend participation in the retail value chain. At December 31, 2022, our retail joint ventures had approximately 950 outlets.

Marketing—International
We have marketing operations in four European countries. Our European marketing strategy is to sell primarily through owned, leased or joint venture retail sites using a low-cost, high-volume approach. We use the *JET* brand name to market retail and wholesale products in Austria, Germany and the United Kingdom. In addition, we have an equity interest in a joint venture that markets refined petroleum products in Switzerland under the *Coop* brand name.

We also market aviation fuels, LPG, heating oils, marine bunker fuels, and other secondary refined products to commercial customers and into the bulk or spot markets in the above countries.

At December 31, 2022, we had approximately 1,270 marketing outlets in Europe, of which approximately 980 were company owned and approximately 290 were dealer owned. We had interests in approximately 330 additional sites through our *Coop* joint venture operations in Switzerland, and we held brand-licensing agreements covering approximately 70 sites in Mexico.

In July 2022, we completed the formation of a 50-50 joint venture between us and H2 Energy Europe to set up and operate a network of up to 250 hydrogen retail refueling stations across Germany, Austria and Denmark by 2026.

Specialties

Lubricants
We manufacture and sell automotive, commercial, industrial and specialty lubricants which are marketed worldwide under the *Phillips 66, Kendall, Red Line* and other private label brands.

In addition, we own a 50% interest in Excel Paralubes LLC (Excel Paralubes), an operated joint venture that owns a hydrocracked lubricant base oil manufacturing plant located adjacent to the Lake Charles Refinery. The facility has a capacity to produce 22,200 BPD of high-quality Group II clear hydrocracked base oils. Excel Paralubes markets the produced base oil under the *Pure Performance* brand. The facility's feedstock is sourced primarily from our Lake Charles Refinery.

ENERGY RESEARCH & INNOVATION

Our Energy Research & Innovation organization, located in Bartlesville, Oklahoma, includes scientists and engineers working in over 200 labs on our 440 acre research campus to develop new technologies focused on advancing our business and solving tomorrow's energy challenges. Areas of focus for 2022 included feedstock characterization, renewables processing, and process optimization to enhance margins in our Refining segment and in areas associated with the energy transition such as carbon mitigation, hydrogen, batteries and fuel cell technologies with the goal to better position Phillips 66 for the energy transition.

HUMAN CAPITAL

Phillips 66 employees, our human capital, are guided by our values of safety, honor and commitment. Together, we operate as a high-performing organization by building breadth and depth in capabilities, pursuing excellence and doing the right thing. We empower our people to create and innovate, and to work in ways that are designed to enable us to deliver industry leading performance. In 2022, we progressed our Business Transformation initiatives, which included streamlining processes and implementing new digital technologies to drive smarter and more efficient ways of working. These initiatives enabled us to redesign the organizational structure of our workforce. At December 31, 2022, we had approximately 13,000 employees working toward our vision of providing energy and improving lives.

We believe maintaining and enhancing a high-performing organization is critical to our success. Our employees promote our culture and are integral to achieving our strategic goals and maximizing long-term shareholder value. We strive for continuous improvement of our high-performing organization, as we believe that our employees differentiate us in the marketplace. The human capital measures and objectives that we focus on in managing our business and that we believe are important to understand our business, include:

- Safety—Safety is the cornerstone of our business. We endeavor to protect the health and safety of everyone who has a role in our operations and the communities in which we operate. We employ rigorous employee training and audit programs to drive ongoing improvement in personal safety as we strive for zero incidents. We also include safety metrics along with metrics for process safety and environmental performance in our annual bonus program to incentivize and reward safe operations. Under the variable cash incentive program, our personal safety performance is measured by our total recordable rate (TRR), which measures the number of incidents per 200,000 hours worked. In 2022, our combined workforce TRR of 0.11 was industry leading and 30 times better than the U.S. manufacturing average.

- Culture—Phillips 66 fosters behaviors that promote our culture. "Our Energy in Action" is a set of core behaviors embedded in all of the company's talent and business processes to drive accountability. Those behaviors include working for the greater good; creating an environment of trust; seeking different perspectives; and achieving excellence.

  In addition, we believe a high level of performance can only be achieved through an inclusive culture and diverse workforce. Our executive inclusion and diversity (I&D) council, chaired by our President and Chief Executive Officer and comprised of executives and business leaders, sets and monitors the execution of our inclusion and diversity strategy. Members of the I&D council also serve as global sponsors of our 10 Employee Resource Groups (ERGs), a network of resources that support the company's performance by proactively developing our employees in unique ways that help them realize their full potential and that align with our corporate objective of fostering a diverse workforce. These ERGs are organizations formed around a shared set of experiences and perspectives, and are focused on professional development, networking, recruiting, raising cultural awareness, and community involvement.

Historically, we have conducted biennial employee engagement surveys to gather employee perspectives on their experience. The results of the survey are shared with our employees and board of directors. Management analyzes findings to identify progress on previous recommendations and areas of continued opportunity. When last administered in 2021, we expanded the scope of the survey to include assessments of Our Energy in Action and a culture of inclusion. In 2022, we conducted two global pulse surveys to gauge employee sentiment around our business transformation initiatives. Survey results helped us address gaps in understanding, gain alignment and better demonstrate our progress. Starting in 2023, we are transitioning to quarterly surveys instead of a biennial survey to enable us to capture real-time feedback on metrics such as employee engagement, manager effectiveness, performance enablement and our culture.

- Capability—We strive to build depth and breadth in our skills. We drive employee development through technical training and providing opportunities for job rotations, as well as assisting employees with obtaining and sharpening managerial skills through targeted development programs and promotional moves. Our performance management process identifies coaching and training needs.

  We also have a robust succession planning practice and work each year to identify successors for certain positions within the company. As part of the process, quarterly sessions are held with executives to monitor and guide leadership development for our key corporate positions.

- Performance—We focus on delivering exceptional, sustainable results. We work towards retention of top talent and have advanced the effectiveness of our performance management process by embedding Our Energy in Action into the process so that we drive desired behaviors. Additionally, "High Performing Organization" is one of the metrics used in our variable cash incentive program. Measures used are foundational metrics, such as employee engagement and I&D efforts, talent attraction, retention and development, as well as our organization's ability to adapt and respond to changing market conditions or other external factors.

COMPETITION

In the Midstream segment, our crude oil and products pipelines face competition from other crude oil and products pipeline companies, major integrated oil companies, and independent crude oil gathering and marketing companies. Competition is based primarily on quality of customer service, competitive rates and proximity to customers and market hubs. In addition, the Midstream segment competes with numerous integrated petroleum companies, as well as natural gas processing, transmission and distribution companies, to deliver natural gas and NGL to end users. Principal methods of competing include economically securing the right to purchase raw natural gas for gathering systems, managing the pressure of those systems, operating efficient NGL and gas processing plants and securing markets for the products produced.

In the Chemicals segment, CPChem is ranked among the top 10 producers in many of its major product lines according to published industry sources, based on average 2022 production capacity. Petroleum products, petrochemicals and plastics are typically delivered into the worldwide commodity markets. Our Refining and M&S segments compete primarily in the United States and Europe. We are one of the largest refiners of petroleum products in the United States. Elements of competition for both our Chemicals and Refining segments include product improvement, new product development, low-cost structures, ability to run advantaged feedstocks, and efficient manufacturing and distribution systems. In the marketing portion of the business, competitive factors include product properties, reliability of supply, customer service, price and credit terms, advertising and sales promotion, and development of customer loyalty to branded products.

GENERAL

At December 31, 2022, we held a total of 517 active patents in 22 countries worldwide, including 405 active U.S. patents. The overall profitability of any business segment is not dependent on any single patent, trademark, license or franchise.

In support of our goal to attain zero incidents, we have implemented a comprehensive Health, Safety and Environmental (HSE) management system to support consistent management of HSE risks across our enterprise. The management system is designed to ensure that personal safety, process safety, and environmental impact risks are identified, and mitigation steps are taken to reduce the risk. The management system requires periodic audits to ensure compliance with government regulations, as well as our internal requirements. Our commitment to continuous improvement is reflected in annual goal setting and performance measurement.

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. In addition, various states have authority under the federal statutes and many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violating these laws and regulations. The material effects of compliance with these government regulations upon our capital expenditures, earnings and competitive position are primarily associated with environmental regulations. See the environmental information contained in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Contingencies” under the captions “Environmental” and “Climate Change.” It includes information on expensed and capitalized environmental costs for 2022 and those expected for 2023 and 2024.

Website Access to SEC Reports

Our Internet website address is *http://www.phillips66.com*. Information contained on our Internet website is not part of this Annual Report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Alternatively, you may access these reports at the SEC’s website at *http://www.sec.gov*.

Item 1A. RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as the value of an investment in our common stock. These risk factors do not identify all risks that we face; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we do not currently consider to present significant risks to our operations.

Risks Related to Our Manufacturing and Operations

Our financial results are affected by changing commodity prices and margins for refined petroleum, petrochemical and plastics products.

Our financial results are largely affected by the relationship, or margin, between the prices at which we sell refined petroleum, petrochemical and plastics products and the prices for crude oil and other feedstocks used in manufacturing these products. Historically, margins have been volatile, and we expect they will continue to be volatile in the future.

The costs of feedstocks and the prices at which we can ultimately sell our products depend on numerous factors beyond our control, including regional and global supply and demand, which are subject to, among other things, production levels, levels of refined petroleum product inventories, productivity and growth of economies, and governmental regulation. We do not produce crude oil and must purchase all of the crude we process. The prices for crude oil and refined petroleum products can fluctuate based on global, regional and local market conditions, as well as by type and class of products, which can reduce margins and have a significant impact on our refining, wholesale marketing and retail operations, revenues, operating income and cash flows. Also, crude oil supply contracts generally have market-based pricing provisions. We normally purchase our refinery feedstocks weeks before manufacturing and selling the refined petroleum products. We also purchase refined petroleum products produced by others for sale to our customers. Changes in prices that occur between the time we purchase feedstocks or products and when we sell the refined petroleum products could have a significant effect on our financial results.

The price of crude oil also influences prices for petrochemical and plastics products and the feedstocks used to manufacture the products. Our Chemicals segment uses feedstocks that are derivatively produced in the refining of crude oil and the processing of natural gas, and those feedstock prices can fluctuate widely for a variety of reasons, including changes in worldwide energy prices and the supply and availability of the feedstocks. Due to the highly competitive nature of most of the products sold by our Chemicals segment, market position cannot necessarily be protected by product differentiation or by passing on cost increases to customers. As a result, price increases in raw materials may not correlate with changes in the prices at which petrochemical and plastics products are sold, thereby negatively affecting margins and the results of operations of our Chemicals segment.

Sustained or prolonged declines in commodity prices and margins for our products may adversely affect our results of operations, liquidity, access to the capital markets, and our ability to fund our capital priorities, including share repurchases and dividends.

Market conditions, including commodity prices, may impact the earnings, financial condition and cash flows of our Midstream business.

Our Midstream business is affected by the price of and demand for crude oil, natural gas and NGL, which have historically been volatile. The prices for crude oil, natural gas and NGL depend upon factors beyond our control, including global and local demand, production levels, imports and exports, seasonality and weather conditions, economic and political conditions domestically and internationally, and governmental regulations. Decreases in energy prices can decrease drilling activity, production rates and investments by third parties in the development of new crude oil and natural gas reserves. Sustained periods of low prices can also cause producers to significantly curtail or limit their oil and gas drilling operations, which could substantially delay the production and delivery of volumes of crude oil, natural gas and NGL.

The volume of crude oil and refined petroleum products transported or stored in our pipelines and terminal facilities depends on the demand for and availability of crude oil and refined petroleum products in the areas serviced by our assets. A period of sustained low demand or prices for crude oil could lead to a decline in drilling activity and production, which would lead to a decrease in the volumes of crude oil transported through our pipelines and terminal facilities, negatively affecting our earnings and cash flows. Likewise, our earnings and cash flows would be negatively impacted by a period of sustained lower demand for refined petroleum products, which could lead to lower refinery utilization and result in a decrease in the volumes of refined petroleum product transported through our pipelines and terminal facilities.

The natural gas gathered, processed, transported, sold and stored by us is delivered into pipelines for further delivery to end-users, including fractionation facilities. Demand for these services may be substantially reduced due to lower rates of natural gas production as a result of declining commodity prices. Commodity prices, including when ethane prices are low relative to natural gas prices, can also negatively impact throughput volumes of NGL transported, fractionated and stored. Additionally, revenues and cash flows can increase or decrease as the price of natural gas and NGL fluctuates because of certain contractual arrangements whereby natural gas is purchased for an agreed percentage of proceeds from the sale of the residue gas and/or NGL resulting from its processing activities.

Additionally, the level of production from natural gas wells will naturally decline over time. In order to maintain or increase throughput levels on our gathering and transportation pipeline systems and NGL pipelines and the asset utilization rates at our natural gas processing plants, we must continually obtain new supplies. The level of successful drilling activity and prices of, and demand for, natural gas and crude oil, as well as producers' desire and ability to obtain necessary permits are some of the factors that may affect new supplies of natural gas and NGL. If we are not able to obtain new supplies of natural gas to replace the natural decline in volumes from existing wells or because of competition, throughput on our pipelines and the utilization rates of our treating and processing facilities would decline. This could have a material adverse effect on our business, results of operations, financial position and cash flows, and our ability to make cash distributions.

Our operations are subject to planned and unplanned downtime, business interruptions, and operational hazards, any of which could adversely impact our ability to operate and could adversely impact our financial condition, results of operations and cash flows.

Our operating results are largely dependent on the continued operation of facilities and assets owned and operated by us and our equity affiliates. Interruptions may materially reduce productivity and thus, the profitability, of operations during and after downtime, including for planned turnarounds and scheduled maintenance activities. In the past, we and certain of our equity affiliates also have temporarily shut down facilities due to the threat of severe weather, such as hurricanes. Additionally, the availability of natural gas and electricity necessary to operate our assets can be affected by weather, pipeline interruptions, grid outages, and logistics disruptions, which may also cause us to temporarily curtail or shut down operations. Although we take precautions to ensure and enhance the safety of our operations and minimize the risk of disruptions, our operations are also subject to hazards inherent in chemicals, refining and midstream businesses, such as explosions, fires, refinery or pipeline releases or other incidents, power outages, labor disputes, restrictive governmental regulation or other natural or man-made disasters, such as geopolitical conflicts and acts of terrorism, including cyber intrusion. The inability to operate facilities or assets due to any of these events could significantly impair our ability to manufacture, process, store or transport products.

Any casualty occurrence involving our assets or operations could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations and substantial losses to us. For assets located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damage resulting from these risks could be greater. Damages resulting from an incident involving any of our assets or operations may result in our being named as a defendant in one or more lawsuits asserting potentially substantial claims or in our being assessed potentially substantial fines by governmental authorities. Should any of these risks materialize at any of our equity affiliates, it could have a material adverse effect on the business and financial condition of the equity affiliate and negatively impact their ability to make future distributions to us.

We are subject to interruptions of supply and offtake, as well as increased costs, as a result of our reliance on third-party transportation of crude oil, NGL and refined petroleum products.

We often utilize the services of third parties to transport crude oil, NGL and refined petroleum products to and from our facilities. In addition to our own operational risks, we could experience interruptions of supply or increases in costs to deliver refined petroleum products to market if the ability of the pipelines or vessels to transport crude oil or refined petroleum products is disrupted because of weather events, accidents, governmental regulations or third-party actions. A prolonged disruption of the ability of a pipeline or vessel to transport crude oil, NGL or refined petroleum products to or from one or more of our refineries or other facilities could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Public health crises, epidemics and pandemics, such as the COVID-19 pandemic have had and could continue to have a material adverse effect on our business. Any future widespread health crises could materially and adversely impact our business in the future.

Our global operations expose us to risks associated with public health crises and outbreaks of epidemics, pandemics, or contagious diseases, such as COVID-19. The COVID-19 pandemic and the associated containment efforts had a serious adverse impact on the economy and a material adverse effect on our business, as the demand for crude oil, gasoline, jet fuel, diesel fuel and other refined products was significantly reduced.

Even if a virus or other illness does not spread significantly, the perceived risk of infection or health risk may result in reduced demand for our products and materially affect our business. As we cannot predict the duration or scope of any public health crisis, epidemic or pandemic, the negative financial impact to our results cannot be reasonably estimated and could be material. Factors that will influence the impact on our business and operations include the duration and extent of such events, including the virulence of the infection, the timing of vaccine development and distribution across the world and its impact on economic recovery, the extent of imposed or recommended containment and mitigation measures and their impact on our operations, and the general economic consequences of public health crises, epidemics and pandemics, such as the COVID-19 pandemic.

To the extent any public health crisis, epidemic or pandemic adversely affected or affects our business and financial results, it may also have the effect of heightening many of the other risks that could adversely affect our business described below, such as risks associated with industry capacity utilization, volatility in the price and availability of raw materials, material adverse changes in customer relationships including any failure of a customer to perform its obligations under agreements with us, and risks associated with worldwide or regional economic conditions.

Competition Risks

Refining and marketing competitors that produce their own feedstocks, have more extensive retail outlets, or have greater financial resources may have a competitive advantage.

The refining and marketing industry is highly competitive with respect to both feedstock supply and refined petroleum product markets. We compete with many companies for available supplies of crude oil and other feedstocks and for outlets for our refined petroleum products. We do not produce any of our crude oil feedstocks. Some of our competitors, however, obtain a portion of their feedstocks from their own production and some have more extensive retail outlets than we have. Competitors that have their own production or extensive retail outlets (and greater brand-name recognition) are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

Some of our competitors also have materially greater financial and other resources than we have. Such competitors have a greater ability to bear the economic risks inherent in all aspects of our business. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers.

Volatility in market demand for our petrochemical and plastics products and midstream transportation services and the risk of overbuild in these industries could negatively impact the results of operations of our businesses.

We and our equity affiliates have made and continue to make significant investments to meet market demand for our products and services, such as investments in midstream infrastructure and construction of new petrochemicals facilities. Similar investments have been made, and additional investments may be made in the future, by us, our competitors or by new entrants to the markets and industries we serve. The success of these investments largely depends on the realization of anticipated market demand, and these projects typically require significant development periods, during which time demand for our products or services may change, or additional investments by competitors may be made that could result in an overbuild of supply. Any of these or other competitive forces could materially adversely affect our results of operations, financial position or cash flows, as well as our return on capital employed.

Strategic Performance and Future Growth Risks

Large capital projects can take many years to complete, and market conditions could deteriorate significantly between the project approval date and the project startup date, negatively impacting expected project returns.

Our basis for approving a large-scale capital project is the expectation that it will deliver an acceptable rate of return on the capital invested. We base these forecasted project economics on our best estimate of future market conditions including the regulatory and operating environment. For example, we are in the process of converting our San Francisco refinery into a renewable fuels facility to meet growing demand for renewable fuels. Most large-scale projects take several years to complete. During this multiyear period, market conditions can change from those we forecast, and these changes could be significant. Accordingly, we may not be able to realize our expected returns from a large investment in a capital project, and this could negatively impact our results of operations, cash flows and our return on capital employed.

Plans we or our joint ventures may have to expand or construct assets or develop new technologies, and plans for our future performance are subject to risks associated with societal and political pressures and other forms of opposition to the future development, transportation and use of carbon-based fuels. Such risks could adversely impact our results of operations.

Certain of our plans are based upon the assumption that societal sentiment will continue to enable, and existing regulations will remain in place to allow for, the future development, transportation and use of carbon-based fuels. A portion of our growth strategy is dependent on our and our joint ventures' ability to capture growth opportunities in the Midstream and Chemicals segments. Policy decisions relating to the production, refining, transportation, marketing and use of carbon-based fuels are subject to political pressures and the influence and protests of environmental and other special interest groups. For example, the construction or expansion of pipelines can involve numerous regulatory, permitting, environmental, political, and legal uncertainties, many of which are beyond our control. We may not be able to identify or execute growth projects, and those that are identified may not be completed on schedule or at the budgeted cost, if at all. In addition, our revenues may not increase immediately upon the expenditure of funds on a particular project. Delays or cost increases related to capital spending programs or the inability to complete growth projects could negatively impact our reputation, results of operations, cash flows and our return on capital employed.

In addition, our Energy Research & Innovation organization works to develop new technologies focused on advancing our business, including renewable fuels research and energy transition programs. Our efforts to research and develop new technologies is subject to a multitude of factors and conditions, many of which are out of our control. Examples of such factors include evolving government regulation, the pace of changes in technology, the successful development and deployment of existing or new technologies and business solutions on a commercial scale, competition from third parties in developing new technologies and the availability, timing and cost of equipment.

Political and economic developments could affect our operations and materially reduce our profitability and cash flows.

Actions of federal, state, local and international governments through legislation or regulation, executive order, permit or other review of infrastructure or facility development, and commercial restrictions could delay projects, increase costs, limit development, or otherwise reduce our profitability both in the United States and abroad. Any such actions may affect many aspects of our operations, including:

- Requiring permits or other approvals that may impose unforeseen or unduly burdensome conditions or potentially cause delays in our operations.
- Further limiting or prohibiting construction or other activities in environmentally sensitive or other areas.
- Requiring increased capital costs to construct, maintain or upgrade equipment, facilities or infrastructure.
- Restricting the locations where we may construct facilities or requiring the relocation of facilities.

In addition, the U.S. government can prevent or restrict us from doing business in foreign countries and from doing business with entities affiliated with foreign governments, which can include state oil companies and U.S. subsidiaries of those companies. The Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security matters. The effect of any such OFAC sanctions could disrupt transactions with or operations involving entities affiliated with sanctioned countries, and could limit our ability to obtain optimum crude slates and other refinery feedstocks and effectively distribute refined petroleum products.

Other political and economic risks include global pandemics; financial market turmoil; economic volatility and global economic slowdown; currency exchange rate fluctuations; short-term and long-term inflationary pressures; import or export restrictions and changes in trade regulations; supply chain disruptions; acts of terrorism, war, civil unrest and other political risks; limitations in the availability of labor to develop, staff and manage operations; and potentially adverse tax developments. If any of these events occur, our businesses and results of operations may be adversely affected.

We may not be able to effectively identify, whether through acquisition, investment or development, lower-carbon opportunities on favorable terms, or at all, and failure to do so could limit our growth, our ability to participate in the energy transition, and our ability to meet our environmental goals and targets.

Part of our strategy includes capturing growth opportunities in our Emerging Energy business to further advance our participation in the energy transition and meet our greenhouse gas (GHG) emissions reduction targets. This strategy depends on our ability to successfully identify and evaluate acquisition and investment opportunities or develop and commercialize new technologies. The number of lower-carbon opportunities may be limited, and we will compete with other energy companies for these limited opportunities, which could make them more expensive and the returns for our business less attractive and possibly cause us to refrain from making them at all. Further, certain lower-carbon opportunities will depend on technological and other advancements that may not be within our control and may not come to fruition or be economically feasible in the near term. Any new opportunities also may depend on the viability of new assets or businesses that are contingent on public policy mechanisms including investment tax credits, subsidies, renewable portfolio standards and carbon trading plans. These mechanisms have been implemented at the state and federal levels to support the development of renewable energy, demand-side, and other clean infrastructure technologies. The availability and continuation of public policy support mechanisms will drive a significant part of the economics and viability of lower-carbon and clean energy investments generally, as well as our participation in them. If we are unable to identify and consummate acquisitions and investments, our ability to execute a portion of our growth strategy and meet our environmental goals may be impeded.

Regulatory and Environmental, Climate and Weather Risks

Climate change and severe weather may adversely affect our and our joint ventures' facilities and ongoing operations.

The potential physical effects of climate change and severe weather, as well as other chronic physical effects such as water shortages and rising sea levels, on our operations are highly uncertain and depend upon the unique geographic and environmental factors present. We have systems in place to manage potential acute physical risks, including those that may be caused by climate change, but if any such events were to occur, they could have an adverse effect on our assets and operations. Examples of potential physical risks include floods, hurricane-force winds, wildfires, freezing temperatures and snowstorms, as well as rising sea levels at our coastal facilities. We have incurred, and will continue to incur, costs to protect our assets from physical risks and to employ processes, to the extent available, to mitigate such risks.

We operate facilities located in coastal regions of the United States, which have been impacted by hurricanes that have required us to temporarily, or even permanently, shut down operations at those sites. For example, due to significant damages from Hurricane Ida, we shut down the Alliance Refinery. CPChem also operates facilities on the Gulf Coast and has had to temporarily shut down sites in the past as a result of hurricanes. Any extreme weather events or rising sea levels may disrupt the ability to operate our facilities located near coastal areas or to transport crude oil, refined petroleum or petrochemical and plastics products in these areas. Extended periods of such disruption could have an adverse effect on our results of operations. We could also incur substantial costs to prevent or repair damage to these facilities. Finally, depending on the severity and duration of any extreme weather events or climate conditions, our operations may need to be modified and material costs incurred, which could materially and adversely affect our business, financial condition and results of operations.

There are certain environmental hazards and risks inherent in our operations that could adversely affect those operations and our financial results.

The operation of refineries, power plants, fractionators, pipelines, terminals, gas processing facilities and vessels is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or hazardous substances. If any of these events had previously occurred or occurs in the future in connection with any of our refineries, pipelines or refined petroleum products terminals, or in connection with any facilities that receive our wastes or byproducts for treatment or disposal, other than events for which we are indemnified, we could be liable for all costs and penalties associated with their remediation under federal, state, local and international environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills.

We expect to continue to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future environmental laws and regulations.

Our business is subject to numerous laws and regulations relating to the protection of the environment. These laws and regulations continue to increase in both number and complexity and affect our operations with respect to, among other things:

- The discharge of pollutants into the environment.
- Emissions into the atmosphere, such as nitrogen oxides, sulfur dioxide and mercury emissions, and GHG emissions, as they are, or may become, regulated.
- The quantity of renewable fuels that must be blended into motor fuels.
- The handling, use, storage, transportation, disposal and cleanup of hazardous materials and hazardous and nonhazardous wastes.
- The dismantlement and abandonment of our facilities and restoration of our properties at the end of their useful lives.

To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our business, financial condition, results of operations and cash flows in future periods could be materially adversely affected.

The adoption of climate change legislation or regulation could result in increased operating costs and reduced demand for the refined petroleum products we produce.

Currently, multiple legislative and regulatory measures to address GHG and other emissions are in various phases of consideration, promulgation or implementation. These include actions to develop international, federal, regional or statewide programs, which could require reductions in our GHG or other emissions, establish a carbon tax and decrease the demand for our refined products. Requiring reductions in these emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities and (iii) administer and manage any emissions programs, including acquiring emission credits or allotments.

For example, in 2017, the California state legislature adopted Assembly Bill 398, which provides direction and parameters on utilizing cap and trade after 2020 to meet the 40% reduction target for GHG emissions from 1990 levels by 2030 specified in Senate Bill 32. Compliance with the cap and trade program is demonstrated through a market-based credit system. Additionally, on August 25, 2022, the California Air Resources Board (CARB) adopted regulations that effectively ban the in-state sales of new cars containing internal combustion engines beginning in 2035. Also, on December 15, 2022, CARB adopted its "2022 Scoping Plan for Achieving Carbon Neutrality," which purports to provide a road map for California to achieve carbon neutrality (which it defines as removing as many carbon emissions from the atmosphere as it emits) by year 2045. Other states are proposing, or have already promulgated, low carbon fuel standards or similar initiatives to reduce emissions from the transportation sector. If we are unable to pass the costs of compliance on to our customers, sufficient credits are unavailable for purchase, we have to pay a significantly higher price for credits, or if we are otherwise unable to meet our compliance obligation, our financial condition and results of operations could be adversely affected.

Federal, regional and state climate change and air emissions goals and regulatory programs are complex, subject to change and impose considerable uncertainty due to a number of factors including technological feasibility, legal challenges and potential changes in federal policy. Increasing concerns about climate change and carbon intensity have also resulted in heightened societal awareness and a number of international and national measures to limit GHG emissions. Additional stricter regulatory measures and investor pressure can be expected in the future and any of these changes may have a material adverse impact on our business or financial condition.

International climate change-related efforts, such as the 2015 United Nations Conference on Climate Change, which led to the creation of the Paris Agreement, may impact the regulatory framework of states whose policies directly influence our present and future operations. Although the United States had previously withdrawn from the Paris Agreement, it has since taken the steps necessary to rejoin, which was effective in February 2021. The U.S. climate change strategy and the impact to our industry and operations due to GHG regulation is unknown at this time.

Increased regulation of the fossil fuel industry, particularly with respect to hydraulic fracturing, could result in reductions or delays in U.S. production of crude oil and natural gas, which could adversely impact our results of operations.

Most of the crude oil and gas production of our Midstream segment's customers is being produced from unconventional oil shale reservoirs. These reservoirs require hydraulic fracturing completion processes to release the hydrocarbons from the rock so they can flow through casing to the surface. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into a formation to stimulate hydrocarbon production. The EPA, as well as several state agencies, have commenced studies and/or convened hearings regarding the potential environmental impacts of hydraulic fracturing activities. At the same time, certain environmental groups have suggested that additional laws may be needed to more closely and uniformly regulate the hydraulic fracturing process, and legislation has been proposed to provide for such regulation. In addition, some communities have adopted measures to ban hydraulic fracturing in their communities.

Also, certain interest groups have also proposed ballot initiatives and constitutional amendments designed to restrict crude oil and natural gas development generally. If ballot initiatives, local, state, or national restrictions or prohibitions are adopted and result in more stringent limitations on the production and development of crude oil and natural gas, producers may experience delays or curtailment in the permitting or pursuit of exploration, development or production activities. In addition to these proposed ballot initiatives and constitutional amendments, municipalities, such as the City of Los Angeles, have already enacted or contemplate enacting complete or partial bans on oil and gas exploration and production activities.

If legislative and regulatory initiatives cause a material decrease in the drilling of new wells and related servicing activities, it may reduce crude oil, natural gas and NGL supplies, negatively affecting the volume of products available to our Midstream segment and increasing feedstock prices for our Chemicals and Refining segments, resulting in a material adverse effect on our financial position, results of operations and cash flows.

Compliance with the EPA's Renewable Fuel Standard (RFS) could adversely affect our financial results.

The EPA has implemented the RFS pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007. The RFS program sets annual renewable volume obligation (RVO) requirements for the quantity of renewable fuels, such as ethanol, that must be blended into motor fuels consumed in the United States. To provide certain flexibility in compliance options available to the industry, a Renewable Identification Number (RIN) is assigned to each gallon of renewable fuel produced in, or imported into, the United States. As a producer of petroleum-based motor fuels, we are obligated to blend renewable fuels into the products we produce at a rate that is at least commensurate to the EPA's RVO requirements and, to the extent we do not, we must purchase RINs in the open market to satisfy our obligation under the RFS program.

We are exposed to the volatility in the market price of RINs. We cannot predict the future prices of RINs. RINs prices are dependent upon a variety of factors, including EPA regulations, the availability of RINs for purchase, and levels of transportation fuels produced, which can vary significantly from quarter to quarter. If sufficient RINs are unavailable for purchase, if we have to pay a significantly higher price for RINs, if we purchase RINs that are ultimately determined to be invalid, or if we are otherwise unable to meet the EPA's RVO requirements, including because the EPA mandates a blending quantity of renewable fuel that exceeds the amount that is commercially feasible to blend into motor fuel (a situation commonly referred to as "the blend wall"), our operations could be materially adversely impacted, up to and including a reduction in produced motor fuel for sale in the United States.

Societal, technological, political and scientific developments around emissions and fuel efficiency may decrease demand for transportation fuels.

Developments aimed at reducing GHG emissions may decrease the demand or increase the cost for our transportation fuels. Societal attitudes toward these products and their relationship to the environment may significantly affect our effectiveness in marketing our products. Government efforts to steer the public toward non-petroleum-based fuel dependent modes of transportation may foster a negative perception toward transportation fuels or increase costs of our products, thus affecting the public's attitude toward our major product. Advanced technology and increased use of vehicles that do not use petroleum-based transportation fuels or that are powered by hybrid engines would reduce demand for motor fuel. We may also incur increased production costs, which we may not be able to pass along to our customers.

Additionally, renewable fuels, alternative energy mandates and energy conservation efforts could reduce demand for refined petroleum products. Tax incentives and other subsidies can make renewable fuels and alternative energy more competitive with refined petroleum products than they otherwise might be, which may reduce refined petroleum product margins and hinder the ability of refined petroleum products to compete with renewable fuels.

These developments could potentially have a material adverse effect on our business, financial condition, results of operations and cash flows.

Continuing political and social concerns about the issues of climate change may result in changes to our business and significant expenditures, including litigation-related expenses.

Increasing attention to global climate change has resulted in increased investor attention and an increased risk of public and private litigation, which could increase our costs or otherwise adversely affect our business. For example, shareholder activism has recently been increasing in our industry, and shareholders may attempt to effect changes to our business or governance, whether by shareholder proposals, public campaigns, proxy solicitations or otherwise. Additionally, cities, counties, and other governmental entities in several states in the U.S. began filing lawsuits against energy companies in 2017, including Phillips 66. The lawsuits seek damages allegedly associated with climate change, and the plaintiffs are seeking unspecified damages and abatement under various tort theories. Similar lawsuits may be filed in other jurisdictions. While we believe these lawsuits are an inappropriate vehicle to address the challenges associated with climate change and will vigorously defend against them for lacking factual and legal merit, the ultimate outcome and impact to us of any such litigation cannot be predicted with certainty, and we could incur substantial legal costs associated with defending these and similar lawsuits in the future. Additionally, governments and private parties are also increasingly filing lawsuits or initiating regulatory action based on allegations that certain public statements regarding climate change and other Environmental, Social and Corporate Governance (ESG) related matters and practices by companies are false and misleading "greenwashing" that violate deceptive trade practices and consumer protection statutes. While we are currently not a party to any of these lawsuits, they present a high degree of uncertainty regarding the extent to which energy companies face an increased risk of liability stemming from climate change or ESG disclosures and practices. Any of these risks could result in unexpected costs, negative sentiments about our company, disruptions in our operations, increases to our operating expenses and reduced demand for our products, which in turn could have an adverse effect on our business, financial condition and results of operations.

Increased concerns regarding plastic waste in the environment, consumers selectively reducing their consumption of plastic products due to recycling concerns, or new or more restrictive regulations and rules related to plastic waste could reduce demand for CPChem's plastic products and could negatively impact our equity interest.

There is a growing concern with the accumulation of plastic, including microplastics, and other packaging waste in the environment. Additionally, plastics have recently faced increased public backlash and scrutiny. Policy measures to address this concern are being discussed or implemented by governments at all levels. In addition, a host of single-use plastic bans and taxes have been passed by countries around the world and counties and municipalities throughout the U.S. Increased regulation of, or prohibition on, the use of certain plastic products could reduce demand for certain of the products CPChem produces, which could negatively impact its financial condition, results of operations and cash flows, thereby negatively impacting our equity earnings, and cash distributions that we receive, from CPChem.

Cybersecurity and Data Privacy Risks

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Our information technology and infrastructure, or information technology and infrastructure of our third-party service providers (e.g., cloud-based service providers), may be vulnerable to attacks by malicious actors or breached due to human error, malfeasance or other disruptions, including ransomware and other malware, phishing and social engineering schemes. Any such breaches could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in one or more of the following outcomes: (i) a loss of intellectual property, proprietary information, or employee, customer or vendor data; (ii) public disclosure of sensitive information; (iii) increased costs to prevent, respond to, or mitigate cybersecurity events, such as deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants; (iv) systems interruption; (v) disruption of our business operations; (vi) remediation costs for repairs of system damage; (vii) reputational damage that adversely affects customer or investor confidence; and (viii) damage to our competitiveness, stock price, and long-term stockholder value. Although we have experienced occasional, actual or attempted breaches of our cybersecurity, we do not believe that any of these breaches has had a material effect on our business, operations or financial condition.

A breach may also result in legal claims or proceedings against us by our shareholders, employees, customers, vendors, and governmental authorities (U.S. and non-U.S.). Our infrastructure protection technologies and disaster recovery plans may not be able to prevent a technology systems breach or systems failure, which could have a material adverse effect on our financial position or results of operations. Furthermore, the continuing and evolving threat of cyberattacks has resulted in increased regulatory focus on prevention. To the extent we face increased regulatory requirements, we may be required to expend significant additional resources to meet such requirements.

Increasing regulatory focus on privacy and cybersecurity issues and expanding laws could expose us to increased liability, subject us to lawsuits, investigations and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

Along with our own data and information collected in the normal course of our business, we and our partners collect and retain certain data that is subject to specific laws and regulations. The transfer and use of this data both domestically and across international borders is becoming increasingly complex. This data is subject to governmental regulation at the federal, state, international, national, provincial and local levels in many areas of our business, including data privacy and security laws such as the European Union (EU) General Data Protection Regulation (GDPR) and the California Consumer Privacy Act (CCPA).

The GDPR applies to activities related to personal data that are conducted from an establishment in the EU. As interpretation and enforcement of the GDPR evolves, it creates a range of new compliance obligations, which could cause us to incur additional costs. Failure to comply could result in significant penalties that may materially adversely affect our business, reputation, results of operations, and cash flows.

The CCPA, which came into effect on January 1, 2020, gives California residents specific rights in relation to their personal information, requires that companies take certain actions, including notifications for security incidents and may apply to activities regarding personal information that is collected by us, directly or indirectly, from California residents. As interpretation and enforcement of the CCPA evolves, it creates a range of new compliance obligations, with the possibility for significant financial penalties for noncompliance that may materially adversely affect our business, reputation, results of operations, and cash flows.

Comprehensive privacy laws with some similarities to the CCPA have been proposed or passed at the U.S. federal and state levels, such as the Colorado Privacy Act. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data as well as requiring disclosures about these practices. Existing data privacy laws, or any laws that may become applicable to our business, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure by us to comply with these laws and regulations, including as a result of a security or privacy breach, could result in significant penalties and liabilities for us. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

Risks Related to Our Equity Investments and Pending Merger

Our investments in joint ventures decrease our ability to manage risk.

We conduct some of our operations, including parts of our Midstream, Refining and Marketing and Specialties (M&S) segments, and our entire Chemicals segment, through joint ventures in which we share control with our joint venture partners. Our joint venture partners may have economic, business or legal interests or goals that are inconsistent with ours or those of the joint venture, or our joint venture participants may be unable to meet their economic or other obligations, and we may be required to fulfill those obligations alone. Failure by us, or an entity in which we have a joint venture interest, to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on the financial condition or results of operations of our joint ventures and, in turn, our business and operations.

One of our subsidiaries serves as the managing member of the general partner of a publicly traded master limited partnership (MLP), DCP LP, which may increase our exposure to legal liability, including with respect to our pending acquisition of the publicly held common units of DCP LP.

One of our subsidiaries acts as the managing member of the general partner of DCP LP, a publicly traded MLP, and is responsible for conducting, directing and managing all activities associated with DCP LP. Our control of the activities of DCP LP may increase the possibility that we could be subject to claims of breach of fiduciary duties, including claims of conflicts of interest, related to DCP LP.

Additionally, our control of the general partner of DCP LP increases the possibility that we and the officers and directors of the general partner of DCP LP could be subject to litigation related to the pending acquisition of the publicly held common units of DCP LP. While we will evaluate and defend against any lawsuits vigorously, an unfavorable resolution of any such lawsuit could delay or prevent the consummation of this transaction and the costs of the defense of such lawsuits and other effects of such lawsuits could have a material adverse effect on our financial condition, results of operations and cash flows.

The integration of DCP LP's operations into Phillips 66 may not be as successful as anticipated, and Phillips 66 may not realize all of the anticipated benefits of the integration.

We have not previously directly managed the assets owned by DCP LP. Difficulties in integrating DCP LP into our existing midstream business may result in DCP LP and Phillips 66 performing differently than expected, in operational challenges or in the failure to realize the operational and commercial synergies and cost savings that we expect to capture from the integration. Phillips 66's and DCP LP's existing businesses could also be negatively impacted by the integration. Potential difficulties that may be encountered in the integration process include, among other factors:

- the inability to successfully integrate the businesses of DCP LP into Phillips 66 in a manner that permits Phillips 66 to achieve the full revenue, cost savings and synergies anticipated;
- complexities associated with managing the larger, more complex, integrated business;
- integrating personnel from the two companies while maintaining focus on providing consistent, high-quality products and services;
- integrating operational and business information technology systems;
- loss of key employees;
- integrating relationships with customers, vendors and business partners;
- performance shortfalls at one or both of the companies as a result of the diversion of management's attention caused by the integration process; and
- the disruption of, or the loss of momentum in, each company's ongoing business or inconsistencies in standards, controls, procedures and policies.

Indebtedness, Capital Markets and Financial Risks

Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing on acceptable terms and can adversely affect the financial strength of our business partners.

Our ability to obtain credit and capital depends in large measure on the state of the credit and capital markets, which is beyond our control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, access to those markets, which could constrain our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely impacted by unstable or illiquid market conditions. Protracted uncertainty and illiquidity in these markets also could have an adverse impact on our lenders, commodity transaction counterparties, or our customers, preventing them from meeting their obligations to us.

From time to time, our cash needs may exceed our cash from our consolidated operations and joint venture distributions, and our business could be materially and adversely affected if we are unable to obtain necessary funds from financing activities. From time to time, we may need to supplement cash generated from operations with proceeds from financing activities. Uncertainty and illiquidity in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our liquidity facilities that are supported by a broad syndicate of financial institutions. Accordingly, we may not be able to obtain the full amount of the funds available under our liquidity facilities to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

Investor sentiment towards climate change, fossil fuels and sustainability could adversely affect our business, the market price for our common stock and our access to and cost of capital.

There have been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities, and other groups, to promote the divestment of energy companies, as well as to pressure lenders and other financial services companies to limit or curtail activities with energy companies. If these efforts are successful, our stock price, our ability to access capital markets and our cost of capital may be negatively impacted.

Members of the investment community are also increasing their focus on sustainability practices, including practices related to GHG emissions, climate change, diversity and inclusion, environmental justice and other sustainability-related matters. As a result, we may face increasing pressure regarding our sustainability disclosures and practices. Additionally, members of the investment community may screen companies such as ours for sustainability performance before investing in our stock or participating in our financing activities. If we are unable to meet the sustainability standards set by these investors, we may lose investors, our stock price may be negatively impacted, our access to capital markets and lenders may be curtailed, and our reputation may be negatively affected.

Our efforts to accurately report on sustainability-related issues expose us to operational, reputational, financial, legal, and other risks. Standards for tracking and reporting on sustainability-related matters, including climate-related matters, have not been harmonized and continue to evolve. Processes and controls for reporting on sustainability matters are subject to evolving and disparate standards of identification, measurement, and reporting on such metrics, including any climate change and sustainability-related public company disclosure requirements adopted by the SEC, and such standards may change over time, which could result in significant revisions to our current sustainability practices and disclosures.

We do not fully insure against all potential losses, including those from extreme weather events, and, therefore, our business, financial condition, results of operations and cash flows could be adversely affected by unexpected or underinsured liabilities and increased costs.

We maintain insurance coverage in amounts we believe to be prudent, including against many, but not all, potential liabilities arising from operating hazards. Uninsured or underinsured liabilities arising from operating hazards, including but not limited to, explosions, fires, refinery or pipeline releases or other incidents involving our assets or operations, including weather events, could reduce the funds available to us for capital and investment spending and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Deterioration in our credit profile could increase our costs of borrowing money, limit our access to the capital markets and commercial credit, and could trigger co-venturer rights under joint venture arrangements.

Our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating below investment grade, our borrowing costs would increase, and our funding sources could decrease.

In addition, a failure by Phillips 66 to maintain an investment grade rating could affect its business relationships with suppliers and operating partners. For example, Phillips 66's agreement with Chevron Corporation (Chevron) regarding CPChem permits Chevron to buy Phillips 66's 50% interest in CPChem for fair market value if Phillips 66 experiences a change in control or if both Standard & Poor's Financial Services LLC and Moody's Investors Service, Inc. lower its credit ratings below investment grade and the credit rating from either rating agency remains below investment grade for 365 days thereafter, with fair market value determined by agreement or by nationally recognized investment banks. As a result of these factors, a downgrade of credit ratings could have a material adverse impact on Phillips 66's future operations and financial position.

The level of returns on pension and postretirement plan assets and the actuarial assumptions used for valuation purposes could affect our earnings and cash flows in future periods.

Assumptions used in determining projected benefit obligations and the expected return on plan assets for our pension plans and other postretirement benefit plans are evaluated by us based on a variety of independent sources of market information and in consultation with outside actuaries. If we determine that changes are warranted in the assumptions used, such as the discount rate, expected long-term rate of return, or health care cost trend rate, our future pension and postretirement benefit expenses and funding requirements could increase. In addition, several factors could cause actual results to differ significantly from the actuarial assumptions that we use. Funding obligations are determined based on the value of assets and liabilities on a specific date as required under relevant regulations. Future pension funding requirements, and the timing of funding payments, could be affected by legislation enacted by governmental authorities.

We may incur losses as a result of our forward contracts and derivative transactions.

We currently use commodity derivative instruments, and we expect to use them in the future. If the instruments we utilize to hedge our exposure to various types of risk are not effective, we may incur losses. Derivative transactions involve the risk that counterparties may be unable to satisfy their obligations to us. The risk of counterparty default is heightened in a poor economic environment. In addition, we may be required to incur additional costs in connection with future regulation of derivative instruments to the extent it is applicable to us.

We are subject to continuing contingent liabilities of ConocoPhillips following the separation. Further, ConocoPhillips has indemnified us for certain matters, but may not be able to satisfy its obligations to us in the future.

In connection with our separation from ConocoPhillips, we entered into an Indemnification and Release Agreement and certain other agreements pursuant to which ConocoPhillips agreed to indemnify us for certain liabilities, and we agreed to indemnify ConocoPhillips for certain liabilities. Indemnities that we may be required to provide are not subject to any cap and may be significant. Third parties could also seek to hold us responsible for any of the liabilities that ConocoPhillips has agreed to retain. Further, the indemnity from ConocoPhillips may not be sufficient to protect us against the full amount of such liabilities, and ConocoPhillips may not be able to fully satisfy its indemnification obligations. Each of these risks could negatively affect our business, results of operations and financial condition.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 3. LEGAL PROCEEDINGS

From time to time, we may be involved in litigation and claims arising out of our operations in the normal course of business. Additionally, we have elected a $300,000 threshold to disclose certain proceedings arising under federal, state or local environmental laws when a governmental authority is a party to the proceedings. The following matters are disclosed in accordance with that requirement. We do not currently believe that the eventual outcome of any matters reported, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Further, our U.S. refineries are implementing two separate consent decrees, regarding alleged violations of the Federal Clean Air Act, with the EPA, five states and one local air pollution agency. Some of the requirements and limitations contained in the decrees provide for stipulated penalties for violations. Stipulated penalties under the decrees are not automatic, but must be requested by one of the agency signatories. As part of periodic reports under the decrees or other reports required by permits or regulations, we occasionally report matters that could be subject to a request for stipulated penalties. If a specific request for stipulated penalties meeting the reporting threshold set forth in SEC rules is made pursuant to these decrees based on a given reported exceedance, we will separately report that matter and the amount of the proposed penalty.

<u>New Matters</u>
The EPA and U.S. Department of Justice (DOJ) notified Phillips 66 that the government will seek penalties for alleged violations of the 2019 consent decree (Civil Action No. 3:18-cv-01484-SMY-GCS) at our Wood River Refinery. We expect that penalties paid for the enforcement action will exceed $300,000. We are working with EPA and DOJ to resolve this matter.

<u>*Matters Previously Reported (unresolved or resolved since the quarterly report on Form 10-Q for the quarterly period ended September 30, 2022)*</u>
On July 2, 2020, the South Coast Air Quality Management District (SCAQMD) issued a demand for penalties totaling $2,697,575. The penalty demand proposes to resolve 26 Notices of Violation (NOVs) issued between 2017 and 2020 for alleged violations of air permit and air pollution regulatory requirements at the Los Angeles Refinery. We are working with SCAQMD to resolve these NOVs.

In 2018, the Colorado Department of Public Health and Environment (CDPHE) issued a Compliance Advisory in relation to an improperly permitted facility flare and related air emissions from flare operations at one of DCP LP's gas processing plants, which DCP LP self-disclosed to CDPHE in December 2017. Following information exchanges and discussions with CDPHE, a resolution was proposed pursuant to which the plant's air permit would be revised, and DCP LP would be assessed an administrative penalty and economic benefit payment. A revised air permit was issued in May 2019, but the parties had not yet entered into a final settlement agreement to complete the matter. Subsequently, in July 2020, CDPHE issued a Notice of Violation in relation to amine treater emissions at this plant, which DCP LP self-disclosed to CDPHE in April 2020. DCP LP is engaging with CDPHE as to this and the flare-related matter, including possible settlement terms, although these matters, which have since been combined, may result in formal legal proceedings. It is possible that resolution of this matter may include an administrative penalty and economic benefit payment, further revisions to the facility air permit, or installation of emissions management equipment, or a combination of these, that could result in costs that exceed $1 million.

See Note 16—Contingencies and Commitments, in the Notes to Consolidated Financial Statements, for additional information.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Position Held	Age*
Mark E. Lashier	President and Chief Executive Officer	61
Zhanna Golodryga	Executive Vice President, Emerging Energy and Sustainability	67
Brian M. Mandell	Executive Vice President, Marketing and Commercial	59
Kevin J. Mitchell	Executive Vice President and Chief Financial Officer	56
Timothy D. Roberts	Executive Vice President, Midstream and Chemicals	61
Vanessa L. Allen Sutherland	Executive Vice President, Government Affairs, General Counsel and Corporate Secretary	51
Richard G. Harbison	Senior Vice President, Refining	57
J. Scott Pruitt	Vice President and Controller	58

** On February 22, 2023.*

There are no family relationships among any of the executive officers named above or any member of our Board of Directors. The Board of Directors annually elects the officers to serve until a successor is elected and qualified or as otherwise provided in our By-Laws. Set forth below is information about the executive officers identified above.

Mark E. Lashier is President and Chief Executive Officer of Phillips 66, a position he has held since July 2022. Previously, Mr. Lashier served as President and Chief Operating Officer of Phillips 66 from April 2021 to July 2022; President and Chief Executive Officer of CPChem from August 2017 to April 2021; and as Executive Vice President, Commercial of CPChem from August 2015 to August 2017.

Zhanna Golodryga is Executive Vice President, Emerging Energy and Sustainability of Phillips 66, a position she has held since October 2022. Previously, Ms. Golodryga served as Senior Vice President, Chief Digital and Administrative Officer from April 2017 to October 2022.

Brian M. Mandell is Executive Vice President, Marketing and Commercial of Phillips 66, a position he has held since March 2019. Mr. Mandell served as Senior Vice President, Marketing and Commercial from August 2018 to March 2019; Senior Vice President, Commercial from November 2016 to August 2018; and President, Global Marketing from March 2015 to November 2016.

Kevin J. Mitchell is Executive Vice President and Chief Financial Officer of Phillips 66, a position he has held since January 2016. Previously, Mr. Mitchell served as Vice President, Investor Relations from September 2014 to January 2016.

Timothy D. Roberts is Executive Vice President, Midstream and Chemicals of Phillips 66, a position he has held since August 2018. Previously, Mr. Roberts served as Executive Vice President, Marketing and Commercial from January 2017 to August 2018 and as Executive Vice President Strategy and Business Development from April 2016 to January 2017.

Vanessa L. Allen Sutherland is Executive Vice President, Government Affairs, General Counsel and Corporate Secretary of Phillips 66, a position she has held since January 2022. Ms. Sutherland previously served as Executive Vice President and Chief Legal Officer of Norfolk Southern Corporation from April 2020 to January 2022, Senior Vice President Government Relations and Chief Legal Officer from August 2019 to April 2020, Senior Vice President Law and Chief Legal Officer from April 2019 to August 2019, and Vice President Law from June 2018 to April 2019. Prior to joining Norfolk Southern Corporation, Ms. Sutherland served as Chairperson of the U.S. Chemical Safety and Hazard Investigation Board from August 2015 to June 2018.

Richard G. Harbison is Senior Vice President, Refining of Phillips 66, a position he has held since June 2022. Mr. Harbison previously served as Vice President, San Francisco Refinery from March 2021 to May 2022, General Manager, San Francisco Refinery from June 2020 to February 2021, Manager, Lake Charles Manufacturing Complex from February 2016 to May 2020 and Manager of the Ferndale Refinery from August 2014 to January 2016.

J. Scott Pruitt is Vice President and Controller of Phillips 66, a position he has held since August 2021. Mr. Pruitt previously served as General Auditor from September 2020 to August 2021 and Assistant Controller from May 2012 to September 2020.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Phillips 66's common stock is traded on the New York Stock Exchange under the symbol "PSX." At January 31, 2023, the number of stockholders of record of our shares was 30,117.

Performance Graph



Cumulative Total Shareholder Return on $100 Invested on January 1, 2018
$240
$230
$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
01/01/2018
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
Phillips 66
New Peer Group
Old Peer Group
S&P 500

As a result of our annual reevaluation of our peer group, we made modifications to our peer group in 2022 to reflect companies that we believe are more closely aligned with our size and lines of business. The composition of our New Peer Group and Old Peer Group are discussed below. The above performance graph represents cumulative total stockholder return, which assumes reinvestment of dividends, of a $100 investment in our common stock, our self-constructed peer group for the year ended December 31, 2022 (the New Peer Group), our self-constructed peer group for the year ended December 31, 2021 (the Old Peer Group), and the S&P 500 Index, for the five years ended December 31, 2022.

The New Peer Group consists of CVR Energy, Inc.; Delek US Holdings, Inc.; Dow Inc.; HF Sinclair Corporation; LyondellBasell Industries N.V.; Marathon Petroleum Corporation; ONEOK, Inc.; PBF Energy Inc.; Targa Resources Corp.; Valero Energy Corporation; Westlake Chemical Corporation; and The Williams Companies, Inc. Additionally, HollyFrontier Corporation was included as a peer for periods prior to its acquisition by HF Sinclair Corporation in March 2022. Additionally, Andeavor was included as a peer for periods prior to its acquisition by Marathon Petroleum Corporation in October 2018.

The Old Peer Group consists of Delek US Holdings, Inc.; Dow Inc.; HF Sinclair Corporation; LyondellBasell Industries N.V.; Magellan Midstream Partners, L.P.; Marathon Petroleum Corporation; MPLX LP; ONEOK, Inc.; PBF Energy Inc.; Targa Resources Corp.; Valero Energy Corporation; Westlake Chemical Corporation; and The Williams Companies, Inc. Additionally, HollyFrontier Corporation was included as a peer for periods prior to its acquisition by HF Sinclair Corporation in March 2022. Additionally, Andeavor was included as a peer for periods prior to its acquisition by Marathon Petroleum Corporation in October 2018.

Issuer Purchases of Equity Securities

In March 2020, we announced that we had temporarily suspended our share repurchases to preserve liquidity in response to the global economic disruption caused by the COVID-19 pandemic. We resumed purchasing shares under our share repurchase program in the second quarter of 2022. On November 7, 2022, our Board of Directors approved a $5 billion increase to our share repurchase program. Any future share repurchases pursuant to the share repurchase program will be made at the discretion of management and will depend on various factors including our share price, results of operations, financial condition and cash required for future business plans.

				Millions of Dollars
Period	Total Number of Shares Purchased*	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1-31, 2022	2,100,323	$ 95.78	2,100,323	$ 1,523
November 1-30, 2022	2,346,608	108.33	2,346,608	6,269
December 1-31, 2022	2,870,176	102.74	2,870,176	5,974
Total	7,317,107	$ 102.54	7,317,107	

** Includes repurchase of shares of common stock from company employees in connection with the company's broad-based employee incentive plans, when applicable.*

*** Since July 2012, our Board of Directors has authorized an aggregate of $20 billion of repurchases of our outstanding common stock. Repurchases pursuant to the current authorizations do not have an expiration date. The share repurchases are expected to be funded primarily through available cash. We are not obligated to repurchase any shares of common stock pursuant to these authorizations and may commence, suspend or terminate repurchases at any time. Shares of stock repurchased are held as treasury shares.*

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis is the company's analysis of its financial performance and financial condition, and of significant trends that may affect future performance. It should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

The terms "earnings" and "loss" as used in Management's Discussion and Analysis refer to net income (loss) attributable to Phillips 66. The terms "results," "before-tax income" or "before-tax loss" as used in Management's Discussion and Analysis refer to income (loss) before income taxes.

EXECUTIVE OVERVIEW AND BUSINESS ENVIRONMENT

Phillips 66 is a diversified energy company with Midstream, Chemicals, Refining, and Marketing and Specialties (M&S) operating segments. At December 31, 2022, we had total assets of $76.4 billion.

Executive Overview

We reported earnings of $11 billion and generated $10.8 billion in cash from operating activities for the full year of 2022. During 2022, we used available cash to pay down $2.4 billion in debt, fund capital expenditures and investments of $2.2 billion, pay dividends on our common stock of $1.8 billion and repurchase $1.5 billion of our common stock. We ended 2022 with $6.1 billion of cash and cash equivalents and approximately $6.7 billion of total committed capacity available under our credit facilities.

DCP Midstream, LLC (DCP Midstream) and Gray Oak Holdings LLC (Gray Oak Holdings) Merger

On August 17, 2022, we announced a realignment of our economic and governance interests in DCP Midstream, LP (DCP LP) and Gray Oak Pipeline, LLC (Gray Oak Pipeline) resulting from the merger of DCP Midstream and Gray Oak Holdings. In connection with the merger, we were delegated DCP Midstream's governance rights over DCP LP and its general partner entities, referred to as DCP Midstream Class A Segment. Additionally, Enbridge Inc., our co-venturer, was delegated governance rights over Gray Oak Pipeline, referred to as DCP Midstream Class B Segment.

In connection with the merger of DCP Midstream and Gray Oak Holdings, our NGL and Other business includes DCP Midstream Class A Segment, DCP Sand Hills Pipeline, LLC (DCP Sand Hills) and DCP Southern Hills Pipeline, LLC (DCP Southern Hills). Prior to August 18, 2022, our investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills were accounted for using the equity method. We account for our remaining investment in Gray Oak Pipeline, now held through DCP Midstream Class B Segment, using the equity method.

See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, in the Notes to Consolidated Financial Statements, for additional information on the merger of DCP Midstream and Gray Oak Holdings.

DCP LP Public Common Unit Acquisition Agreement
On January 5, 2023, we entered into a definitive agreement with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries will merge with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the agreement, at the effective time of the merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP LP and DCP Midstream GP, LP) issued and outstanding as of immediately prior to the effective time will be converted into the right to receive $41.75 per common unit in cash, without interest. The merger will increase our economic interest in DCP LP from 43.3% to 86.8%. The transaction is expected to close in the second quarter of 2023, subject to customary closing conditions. The transaction was unanimously approved by the board of the general partner of DCP LP, based on the unanimous approval and recommendation of its special committee comprised entirely of independent directors after evaluation of the transaction by the special committee in consultation with independent financial and legal advisors. Concurrently with the execution of the agreement, affiliates of Phillips 66, which together own greater than a majority of the outstanding DCP LP common units, delivered their consent to approve the transaction. As a result, DCP LP has not solicited and is not soliciting approval of the transaction by any other holders of DCP LP common units. See Note 29—DCP Midstream Class A Segment, in the Notes to Consolidated Financial Statements, for additional information on the common unit acquisition agreement.

Phillips 66 Partners Merger
On March 9, 2022, we completed the merger between us and Phillips 66 Partners LP (Phillips 66 Partners). The merger resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us. Upon closing, Phillips 66 Partners became a wholly owned subsidiary of Phillips 66 and its common units are no longer publicly traded. See Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on this merger transaction.

CEO Transition
On April 12, 2022, Greg C. Garland, announced his intention to retire from his position as Chief Executive Officer of Phillips 66, effective July 1, 2022. Mr. Garland continues to serve as Executive Chairman of the Board with an expected retirement date from this position in 2024. Mark E. Lashier was promoted to the position of President and Chief Executive Officer effective July 1, 2022.

We continue to focus on the following strategic priorities:

- Operating Excellence. Our commitment to operating excellence guides everything we do. We are committed to protecting the health and safety of everyone who has a role in our operations and the communities in which we operate. Continuous improvement in safety, environmental stewardship, reliability and cost efficiency is a fundamental requirement for our company and employees. We employ rigorous training and audit programs to drive ongoing improvement in both personal and process safety as we strive for zero incidents. In 2022, we achieved a combined workforce total recordable rate of 0.11.

  Since we cannot control commodity prices, controlling operating expenses and overhead costs, within the context of our commitment to safety and environmental stewardship, is a high priority. We continue to progress our multi-year business transformation initiative focused on identifying and implementing opportunities to improve our cost structure enterprise wide. We are executing on our initiatives to achieve a sustainable run-rate cost reduction of at least $800 million and a sustaining capital reduction of at least $200 million per year by the end of 2023.

  We are committed to protecting the environment and strive to reduce our environmental footprint throughout our operations. Optimizing utilization rates and product yield at our refineries through reliable and safe operations enables us to capture the value available in the market in terms of prices and margins. During 2022, our worldwide refining crude oil capacity utilization rate was 90% and our worldwide refining clean product yield was 84%.

- Growth. A disciplined capital allocation process ensures we invest in projects that are expected to generate competitive returns. Our strategy primarily focuses on investing in high-return growth opportunities in the Midstream and Chemicals segments, as well as our investments in renewable fuels projects to advance a lower-carbon future. In 2023, we have budgeted $2 billion in capital expenditures and investments, which includes $1.1 billion of growth capital. Approximately 50% of growth capital is expected to support lower-carbon opportunities. In Midstream, we have budgeted $639 million for capital expenditures and investments, of which $310 million is for growth capital projects directed towards enhancing our integrated natural gas liquids (NGL) value chain from wellhead to market. In Refining, we have budgeted $1.1 billion for capital expenditures and investments, of which $448 million is for the continued conversion of the San Francisco Refinery in Rodeo, California into a renewable fuels facility.

  In Chemicals, our share of expected self-funded capital spending by Chevron Phillips Chemical Company LLC (CPChem) is $925 million, of which $702 million is for growth capital projects. CPChem plans to use its growth capital to fund development of its petrochemical projects in the U.S. Gulf Coast and Qatar, as well as expand its propylene splitting capacity and normal alpha olefins production.

  As part of our strategy to grow our Midstream NGL business, on January 5, 2023, we entered into a definitive agreement to acquire all of the publicly held common units of DCP LP, which will increase our economic interest in DCP LP from 43.3% to 86.8% at closing. This transaction will be accounted for as an equity transaction and is expected to close in the second quarter of 2023, subject to customary closing conditions. We expect to fund this transaction with a combination of cash and debt.

- Returns. We plan to enhance Refining returns by focusing on low-capital, higher-return projects that increase asset reliability, improve market capture and reduce costs. Our M&S segment will continue to develop and enhance our retail network, including energy transition opportunities.

- Distributions. We believe shareholder value is enhanced through, among other things, a secure, competitive and growing dividend, complemented by share repurchases. In 2022, we paid $1.8 billion of dividends on our common stock. In the second quarter of 2022, we increased our quarterly dividend by 5% to $0.97 per common share. In the first quarter of 2023, we increased our quarterly dividend by 8% to $1.05 per common share. Regular dividends demonstrate the confidence our Board of Directors and management have in our capital structure and operations' capability to generate free cash flow throughout the business cycle. In the second quarter of 2022, we resumed repurchasing shares under our share repurchase program. In 2022, we repurchased $1.5 billion, or 16.6 million shares, of our common stock. On November 7, 2022, our Board of Directors approved a $5 billion increase to our share repurchase program, bringing the total amount of share repurchases authorized by our Board of Directors since July 2012 to an aggregate of $20 billion.

  At the discretion of our Board of Directors, we are targeting to return $10 billion to $12 billion to our shareholders through a combination of dividends and share repurchases in the period from July 1, 2022 through December 31, 2024. The amount and timing of future dividend payments and the level and timing of future share repurchases will depend on various factors including our share price, results of operations, financial condition and cash required for future business plans.

- High-Performing Organization. We strive to attract, develop and retain individuals with the knowledge and skills to implement our business strategy and who support our values and culture. Throughout the company, we focus on promoting an inclusive workplace that enables our diverse workforce to innovate, create value and deliver extraordinary performance. We also focus on getting results in the right way and embracing our values as a common bond, and we believe success is both what we do and how we do it. We encourage collaboration throughout our company, while valuing differences, respecting diversity, and creating a great place to work. We foster an environment of learning and development through structured programs focused on enhancing functional and technical skills where employees are engaged in our business and committed to their own, as well as the company's, success.

Business Environment
The Midstream segment includes our Transportation and NGL businesses. Our Transportation business contains fee-based operations not directly exposed to commodity price risk. Our NGL business, including DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills from August 18, 2022, forward, contains both fee-based operations and operations directly impacted by NGL, natural gas and condensate prices. During 2022, NGL and natural gas prices increased, compared with 2021, supported by increasing liquified natural gas exports and higher crude oil prices.

The Chemicals segment consists of our 50% equity investment in CPChem. The chemicals and plastics industry is mainly a commodity-based industry where the margins for key products are based on supply and demand, as well as cost factors. Compared with 2021, the benchmark high-density polyethylene chain margin decreased significantly in 2022, due to soft demand and increasing capacity, resulting in lower plant operating rates.

Our Refining segment results are driven by several factors, including market crack spreads, refinery throughput, feedstock costs, product yields, turnaround activity, and other operating costs. The price of U.S. benchmark crude oil, West Texas Intermediate (WTI) at Cushing, Oklahoma, increased to an average of $94.44 per barrel during 2022, compared with an average of $67.96 per barrel in 2021. Market crack spreads are used as indicators of refining margins and measure the difference between market prices for refined petroleum products and crude oil. Worldwide market crack spreads increased to an average of $34.26 per barrel during 2022, compared with an average of $17.09 per barrel in 2021. The increases in crude oil prices and market crack spreads were primarily driven by improving demand for refined petroleum products, as economic activities gradually recovered as the impacts from the COVID-19 pandemic moderated, as well as tightening supply due to the Russia-Ukraine war and refinery closures that occurred during the pandemic.

Results for our M&S segment depend largely on marketing fuel and lubricant margins and sales volumes of our refined petroleum products. While marketing fuel and lubricant margins are primarily driven by market factors, largely determined by the relationship between supply and demand, marketing fuel margins, in particular, are influenced by trends in spot prices, and where applicable, retail prices for refined petroleum products in the regions and countries where we operate.

RESULTS OF OPERATIONS

Basis of Presentation

Effective August 18, 2022, forward, in connection with the merger of DCP Midstream and Gray Oak Holdings we began consolidating the results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills. As a result of this transaction, we began presenting the results of DCP Midstream Class A Segment within the results of our NGL and Other business. Prior periods also have been updated to reflect the results of our equity investment in DCP Midstream prior to August 18, 2022, within the results of our NGL and Other business. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, Note 4—Business Combination, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information on the merger of DCP Midstream and Gray Oak Holdings.

Effective October 1, 2022, we changed the organizational structure of the internal financial information reviewed by our President and Chief Executive Officer, and determined this resulted in a change in the composition of our operating segments. As part of the realignment, we moved the results and net assets of our Merey Sweeny vacuum distillation and delayed coker units at our Sweeny Refinery and the isomerization unit at our Lake Charles Refinery from our Midstream segment to our Refining segment. Additionally, commissions charged to the Refining segment by the M&S segment related to sales of specialty products were eliminated and the costs of the sales organization were reclassified from the M&S segment to the Refining segment. Further, we are no longer presenting disaggregated business line results for our Chemicals and M&S segments to align with changes in our internal financial reporting.

Effective January 1, 2022, we began reporting our investment in NOVONIX Limited (NOVONIX) as a separate business line within our Midstream segment. Previously it was included in our NGL and Other business line.

The segment realignment and business line reporting changes are presented for the year ended December 31, 2022, with the prior periods recast for comparability.

Consolidated Results

A summary of income (loss) before income taxes by business segment with a reconciliation to net income (loss) attributable to Phillips 66 follows:

	Millions of Dollars		
	Year Ended December 31		
	2022	2021	2020
Midstream	$ **4,734**	1,500	(116)
Chemicals	**856**	1,844	635
Refining	**7,816**	(2,353)	(6,023)
Marketing and Specialties	**2,402**	1,723	1,421
Corporate and Other	**(1,169)**	(974)	(881)
Income (loss) before income taxes	**14,639**	1,740	(4,964)
Income tax expense (benefit)	**3,248**	146	(1,250)
Net income (loss)	**11,391**	1,594	(3,714)
Less: net income attributable to noncontrolling interests	**367**	277	261
Net income (loss) attributable to Phillips 66	$ **11,024**	1,317	(3,975)

2022 vs. 2021

Net income attributable to Phillips 66 for the year ended December 31, 2022, was $11,024 million, compared with $1,317 million for the year ended December 31, 2021. The improvement was primarily due to higher realized refining margins, an aggregate before-tax gain of $3,013 million recognized in our Midstream segment in connection with the merger of DCP Midstream and Gray Oak Holdings, lower impairments in the Refining segment, and improved international marketing fuel margins. These improvements were partially offset by an increase in income tax expense, lower equity earnings from CPChem, and an unrealized decrease in the fair value of our investment in NOVONIX.

2021 vs. 2020

Net income attributable to Phillips 66 for the year ended December 31, 2021, was $1,317 million, compared with net loss attributable to Phillips 66 of $3,975 million for the year ended December 31, 2020. The improvement was primarily due to lower impairments, improved realized refining margins and higher equity earnings from CPChem, partially offset by income tax impacts from improved results.

See Note 4—Business Combination, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information on the gain recognized in connection with the merger of DCP Midstream and Gray Oak Holdings. See Note 11—Impairments, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for information on impairments recorded in 2021 and 2020. See Note 23—Income Taxes, in the Notes to Consolidated Financial Statements, for additional information on income taxes.

See the "Segment Results" section for additional information on our segment results.

Statement of Operations Analysis

2022 vs. 2021

Sales and other operating revenues and purchased crude oil and products increased 52% and 47%, respectively, in 2022. These increases were mainly due to higher prices for refined petroleum products, crude oil and NGL.

Other income increased $2,283 million in 2022, primarily due to an aggregate gain of $3,013 million recognized in our Midstream segment in connection with the merger of DCP Midstream and Gray Oak Holdings. The impact of this gain was partially offset by an unrealized investment loss on our investment in NOVONIX, compared with an unrealized gain in 2021. See Note 4—Business Combination, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information on the aggregate gain. See Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information regarding our investment in NOVONIX.

Operating expenses increased 19% in 2022, mainly attributable to higher utility costs driven by increased natural gas and power prices and higher turnaround and other maintenance expenses.

Selling, general and administrative expenses increased 24% in 2022, primarily driven by higher employee-related expenses, restructuring costs due to our business transformation and increased selling expenses driven by rising refined petroleum product prices.

Impairments decreased 96% in 2022 primarily due to a before-tax impairment of $1,298 million recorded in the third quarter of 2021 associated with our Alliance Refinery. See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for additional information.

Taxes other than income taxes increased 29% in 2022, primarily due to tax credits received from renewable diesel blending activity at our San Francisco Refinery in the third quarter of 2021, as well as higher property and other taxes.

Income tax expense increased $3,102 million in 2022 primarily due to improved results. See Note 23—Income Taxes, in the Notes to Consolidated Financial Statements, for more information regarding our income taxes.

Net income attributable to noncontrolling interests increased 32% in 2022. The increase was primarily driven by the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills, which resulted in us reflecting the additional noncontrolling interest owned by the public common and preferred unitholders of DCP LP, as well as Enbridge's noncontrolling interest in DCP Midstream Class A Segment, on our consolidated statement of operations. The increase was partially offset by a decrease due to the merger between us and Phillips 66 Partners that occurred in the first quarter of 2022 and resulted in Phillips 66 Partners becoming a wholly owned subsidiary of Phillips 66. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, and Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on the merger of DCP Midstream and Gray Oak Holdings and the Phillips 66 Partners merger, respectively.

2021 vs. 2020

Sales and other operating revenues and purchased crude oil and products increased 74% and 77%, respectively, in 2021. These increases were mainly due to higher prices for refined petroleum products, crude oil and NGL, as well as increased volumes for refined petroleum products and crude oil.

Equity in earnings of affiliates increased $1,713 million in 2021. The increase was primarily due to higher equity earnings from CPChem mainly driven by increased margins, WRB Refining LP (WRB) resulting from improved realized refining margins and higher refinery production, and Excel Paralubes LLC (Excel Paralubes) attributable to higher base oil margins. See Chemicals segment analysis in the "Segment Results" section for additional information on CPChem.

Net gain on dispositions decreased 83% in 2021, mainly reflecting a before-tax gain of $84 million recognized in the second quarter of 2020 associated with a co-venturer's acquisition of an ownership interest in the consolidated holding company that owned an interest in Gray Oak Pipeline. See Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information.

Other income increased $388 million in 2021, primarily driven by an unrealized gain of $365 million related to the change in fair value of our investment in NOVONIX, which we acquired in the third quarter of 2021. See Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information on our investment in NOVONIX.

Operating expenses increased 13% in 2021, mainly attributable to higher utility costs driven by increased commodity prices, higher employee-related expenses, and increased maintenance and repair costs.

Selling, general and administrative expenses increased 13% in 2021, primarily driven by higher selling expenses due to rising refined petroleum product prices and demand, increased employee-related expenses, and a benefit received from a legal settlement in the first quarter of 2020.

Depreciation and amortization increased 15% in 2021, mainly due to asset retirements related to the shutdown of our Alliance Refinery. See Note 9—Properties, Plants and Equipment, in the Notes to Consolidated Financial Statements, for additional information regarding asset retirements related to the Alliance Refinery.

Impairments decreased 65% in 2021. See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for additional information regarding impairments.

Taxes other than income taxes decreased 12% in 2021, primarily driven by tax credits received from renewable diesel blending activity at our San Francisco Refinery in 2021, and lower property and franchise taxes.

Interest and debt expense increased 16% in 2021, primarily driven by lower capitalized interest due to the completion of capital projects and the placement of assets into service, as well as higher average debt principal balances resulting from new debt issuances in the second and fourth quarters of 2020.

We had income tax expense of $146 million in 2021, compared with an income tax benefit of $1,250 million in 2020, primarily due to before-tax income in 2021 versus a before-tax loss in 2020. See Note 23—Income Taxes, in the Notes to Consolidated Financial Statements, for more information regarding our income taxes.

Segment Results

Midstream

	Year Ended December 31		
	2022	2021	2020
	Millions of Dollars		
Income (Loss) Before Income Taxes			
Transportation	$ **1,176**	678	508
NGL and Other	**4,000**	452	(624)
NOVONIX	**(442)**	370	—
Total Midstream	$ **4,734**	1,500	(116)

	Thousands of Barrels Daily		
Transportation Volumes			
Pipelines*	**3,089**	3,271	3,005
Terminals	**2,981**	2,790	2,971
Operating Statistics			
NGL fractionated**	**529**	410	249
NGL production***	**423**	394	399

** Pipelines represent the sum of volumes transported through each separately tariffed consolidated pipeline segment, excluding NGL pipelines.*
*** Includes 100% of DCP Midstream Class A Segment's volumes from August 18, 2022, forward.*
**** Includes 100% of DCP Midstream Class A Segment's volumes.*

	Dollars Per Gallon		
Market Indicator			
Weighted-Average NGL Price*	$ **1.00**	0.83	0.41

** Based on index prices from the Mont Belvieu market hub, which are weighted by NGL component mix.*

The Midstream segment provides crude oil and refined petroleum product transportation, terminaling and processing services; NGL production, transportation, storage, fractionation, processing and marketing services; natural gas gathering, compressing, treating, processing, storage, transportation and marketing services; and condensate recovery. These activities are mainly in the United States. This segment also includes our investment in NOVONIX.

In connection with the merger of DCP Midstream and Gray Oak Holdings, the results of our Transportation business reflect a decrease in our indirect economic interest in Gray Oak Pipeline to 6.5% from August 18, 2022, forward. Prior to August 18, 2022, the Transportation results presented in the table above reflect Gray Oak Holdings' 65% economic interest in Gray Oak Pipeline. In addition, the results of our NGL and Other business include the consolidated results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills from August 18, 2022, forward. Prior to August 18, 2022, our investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills were accounted for using the equity method. As a result of the merger and consolidation, equity earnings from our investment in DCP Midstream prior to the merger have been included with the results of our NGL and Other business.

2022 vs. 2021

Results from our Midstream segment increased $3,234 million in 2022, compared with 2021.

Results from our Transportation business increased $498 million in 2022, compared with 2021. The increase was primarily due to a before-tax impairment of $198 million recorded in the first quarter of 2021 related to Phillips 66 Partners' decision to exit the Liberty Pipeline project, a before-tax gain of $182 million from the transfer of a 35.75% indirect economic interest in Gray Oak Pipeline to our co-venturer as part of the merger of DCP Midstream and Gray Oak Holdings, and lower depreciation and amortization expense from logistic assets that were retired in the fourth quarter of 2021 as part of the planned conversion of the Alliance Refinery to a terminal.

Results from our NGL and Other business increased $3,548 million in 2022, compared with 2021. The increase was primarily due to before-tax gains totaling $2,831 million recognized from remeasuring our previously held equity investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills to their fair values in connection with the merger of DCP Midstream and Gray Oak Holdings. Additionally, the increased results reflect the consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills from August 18, 2022, forward, as well as improved Sweeny Hub results.

In 2022, the fair value of our investment in NOVONIX decreased by $442 million compared with an increase of $370 million in 2021. We acquired this investment in September 2021.

See Note 11—Impairments, and Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information on impairments and our investment in NOVONIX, respectively. See Note 4—Business Combination, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information regarding the before-tax gains.

See the "Executive Overview and Business Environment" section for information on market factors impacting 2022 results.

2021 vs. 2020

Midstream's results increased $1,616 million in 2021, compared with 2020.

Results from our Transportation business increased $170 million in 2021, compared with 2020. The increase was primarily due to improved earnings from our equity affiliates, lower asset impairments, and increased pipeline volumes and tariffs. These increases were partially offset by a before-tax gain of $84 million recognized in the second quarter of 2020 associated with a co-venturer's acquisition of an ownership interest in the consolidated holding company that owned an interest in Gray Oak Pipeline, and increased depreciation and amortization expense from logistic assets that were retired in the fourth quarter of 2021 as part of the planned conversion of the Alliance Refinery to a terminal.

Results from our NGL and Other business increased $1,076 million in 2021, compared with 2020. The increase in 2021 reflects a $1,161 million before-tax impairment of our investment in DCP Midstream recorded in the first quarter of 2020, partially offset by higher utility costs due to increased natural gas prices.

The fair value of our investment in NOVONIX increased $370 million in 2021, compared with 2020. We acquired this investment in September 2021.

See Note 11—Impairments, Note 30—Phillips 66 Partners LP and Note 8—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements, for additional information on impairments, the before-tax gain and our investment in NOVONIX, respectively.

Chemicals

	Year Ended December 31		
	2022	2021	2020
	Millions of Dollars		
Income Before Income Taxes	$ **856**	1,844	635
	Millions of Pounds		
CPChem Externally Marketed Sales Volumes*	**23,749**	24,067	25,360

** Represents 100% of CPChem's outside sales of produced petrochemical products, as well as commission sales from equity affiliates.*

Olefins and Polyolefins Capacity Utilization (percent)	**91 %**	95	99

The Chemicals segment consists of our 50% interest in CPChem, which we account for under the equity method. CPChem uses NGL and other feedstocks to produce petrochemicals. These products are then marketed and sold or used as feedstocks to produce plastics and other chemicals. CPChem produces and markets ethylene and other olefin products. Ethylene produced is primarily consumed within CPChem for the production of polyethylene, normal alpha olefins and polyethylene pipe. CPChem manufactures and markets aromatics and styrenics products, such as benzene, cyclohexane, styrene and polystyrene, as well as manufactures and/or markets a variety of specialty chemical products. Unless otherwise noted, amounts referenced below reflect our net 50% interest in CPChem.

2022 vs. 2021

Before-tax income from the Chemicals segment decreased $988 million in 2022, compared with 2021. The decrease was primarily due to lower margins driven by decreased sale prices, higher feedstock and utility costs, as well as decreased results from CPChem's equity affiliates.

See the "Executive Overview and Business Environment" section for information on market factors impacting CPChem's 2022 results.

2021 vs. 2020

Before-tax income from the Chemicals segment increased $1,209 million in 2021, compared with 2020. The increase was primarily due to improved margins driven by increased sale prices reflecting strong demand and tight supply, partially offset by higher utility, turnaround, maintenance and repair costs.

Refining

	Year Ended December 31		
	2022	2021	2020
	Millions of Dollars		
Income (Loss) Before Income Taxes			
Atlantic Basin/Europe	$ **2,402**	1	(1,207)
Gulf Coast	**2,091**	(1,759)	(1,964)
Central Corridor	**2,415**	72	(642)
West Coast	**908**	(667)	(2,210)
Worldwide	$ **7,816**	(2,353)	(6,023)
	Dollars Per Barrel		
Income (Loss) Before Income Taxes			
Atlantic Basin/Europe	$ **12.05**	0.01	(7.08)
Gulf Coast	**10.29**	(7.30)	(9.18)
Central Corridor	**24.64**	0.75	(6.97)
West Coast	**7.86**	(5.90)	(19.98)
Worldwide	**12.69**	(3.69)	(10.26)
Realized Refining Margins*			
Atlantic Basin/Europe	$ **20.30**	7.48	2.17
Gulf Coast	**18.25**	5.65	2.64
Central Corridor	**24.96**	9.65	7.17
West Coast	**24.31**	7.70	3.43
Worldwide	**21.55**	7.42	3.77

** See the "Non-GAAP Reconciliations" section for a reconciliation of this non-GAAP measure to the most directly comparable measure under generally accepted accounting principles in the United States (GAAP), income (loss) before income taxes per barrel.*

	Thousands of Barrels Daily		
	Year Ended December 31		
	2022	2021	2020
Operating Statistics			
Refining operations*			
Atlantic Basin/Europe			
Crude oil capacity	**537**	537	537
Crude oil processed	**524**	479	434
Capacity utilization (percent)	**98 %**	89	81
Refinery production	**549**	522	470
Gulf Coast**			
Crude oil capacity	**529**	720	769
Crude oil processed	**488**	592	533
Capacity utilization (percent)	**92 %**	82	69
Refinery production	**565**	662	586
Central Corridor			
Crude oil capacity	**531**	531	530
Crude oil processed	**469**	461	431
Capacity utilization (percent)	**88 %**	87	81
Refinery production	**487**	476	446
West Coast			
Crude oil capacity	**364**	364	364
Crude oil processed	**290**	284	279
Capacity utilization (percent)	**80 %**	78	77
Refinery production	**315**	308	301
Worldwide			
Crude oil capacity	**1,961**	2,152	2,200
Crude oil processed	**1,771**	1,816	1,677
Capacity utilization (percent)	**90 %**	84	76
Refinery production	**1,916**	1,968	1,803

** Includes our share of equity affiliates.*

*** Excludes operating statistics of the Alliance Refinery beginning on October 1, 2021.*

The Refining segment refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, at 12 refineries in the United States and Europe. In the fourth quarter of 2021, we shut down our Alliance Refinery.

2022 vs. 2021

Results from the Refining segment increased $10,169 million in 2022, compared with 2021. The improved results were primarily due to higher realized refining margins driven by improved market crack spreads, partially offset by higher operating costs. In addition, 2021 included a before-tax impairment of $1,288 million associated with our Alliance Refinery. See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for additional information regarding this impairment.

Our worldwide refining crude oil capacity utilization rate was 90% and 84% in 2022 and 2021, respectively. The increase in 2022 was primarily driven by improved demand for refined petroleum products due to supply constraints caused by the conflict between Russia and Ukraine and easing of restrictions from the COVID-19 pandemic.

See the “Executive Overview and Business Environment” section for information on industry crack spreads and other market factors impacting this year’s results.

2021 vs. 2020

Results from the Refining segment increased $3,670 million in 2021, compared with 2020. The improved results in 2021 were primarily due to higher realized refining margins and lower asset impairments, partially offset by increased utility expenses and higher costs related to the shutdown of our Alliance Refinery. The improved realized refining margins in 2021 were mainly attributable to increased market crack spreads, partially offset by higher RIN costs, lower clean product differentials and decreased secondary products margins. See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for additional information regarding impairments recorded in our Refining segment during 2021 and 2020.

Our worldwide refining crude oil capacity utilization rate was 84% and 76% in 2021 and 2020, respectively. The increase in 2021 was primarily driven by improved market demand for refined petroleum products following the administration of COVID-19 vaccines and the easing of pandemic restrictions.

Marketing and Specialties

		Year Ended December 31		
		2022	2021	2020
		Millions of Dollars		
Income Before Income Taxes	$	**2,402**	1,723	1,421
		Dollars Per Barrel		
Income Before Income Taxes				
U.S.	$	**1.95**	1.74	1.42
International		**7.44**	4.13	4.84
Realized Marketing Fuel Margins*				
U.S.	$	**2.34**	2.19	1.87
International		**8.29**	5.96	6.34

** See the "Non-GAAP Reconciliations" section for a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, income before income taxes per barrel.*

		Dollars Per Gallon		
U.S. Average Wholesale Prices*				
Gasoline	$	**3.30**	2.46	1.56
Distillates		**3.86**	2.36	1.47

** On third-party branded refined petroleum product sales, excluding excise taxes.*

	Thousands of Barrels Daily		
Marketing Refined Petroleum Product Sales			
Gasoline	**1,167**	1,154	1,021
Distillates	**962**	959	895
Other	**18**	17	17
	2,147	2,130	1,933

The M&S segment purchases for resale and markets refined petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of base oils and lubricants.

2022 vs. 2021

Before-tax income from the M&S segment increased $679 million in 2022, compared with 2021. The increase in 2022 was primarily driven by improved realized international marketing fuel margins and higher results from our specialty lubricants and other businesses.

See the "Executive Overview and Business Environment" section for information on marketing fuel margins and other market factors impacting 2022 results.

2021 vs. 2020

Before-tax income from the M&S segment increased $302 million in 2021, compared with 2020. The increase in 2021 was primarily driven by higher realized U.S. marketing fuel margins and increased equity earnings from Excel Paralubes due to improved base oil margins, partially offset by lower realized international marketing fuel margins.

Corporate and Other

	Millions of Dollars		
	Year Ended December 31		
	2022	2021	2020
Loss Before Income Taxes			
Net interest expense	$ **(537)**	(583)	(485)
Corporate overhead and other	**(632)**	(391)	(396)
Total Corporate and Other	$ **(1,169)**	(974)	(881)

Net interest expense consists of interest and financing expense, net of interest income and capitalized interest. Corporate overhead and other includes general and administrative expenses, technology costs, environmental costs associated with sites no longer in operation, restructuring costs related to our business transformation, foreign currency transaction gains and losses, and other costs not directly associated with an operating segment.

2022 vs. 2021

Net interest expense decreased $46 million in 2022, compared with 2021, primarily driven by increased interest income, partially offset by increased interest expense as a result of consolidating DCP Midstream Class A Segment from August 18, 2022, forward. See Note 14—Debt, in the Notes to Consolidated Financial Statements, for additional information regarding debt.

Corporate overhead and other increased $241 million in 2022, compared with 2021. The increase was primarily due to restructuring costs associated with our business transformation for consulting fees, severance and an impairment related to assets held for sale, as well as higher employee related expenses. See Note 28—Segment Disclosures and Related Information, and Note 31—Restructuring, in the Notes to Consolidated Financial Statements, for additional information regarding restructuring costs.

2021 vs. 2020

Net interest expense increased $98 million in 2021, compared with 2020, primarily driven by lower capitalized interest due to the completion of capital projects and the placement of assets into service, and higher average debt principal balances reflecting debt issuances in the second and fourth quarters of 2020, as well as costs associated with early debt retirement in 2021. See Note 14—Debt, in the Notes to Consolidated Financial Statements, for additional information on the debt repayment in 2021.

Corporate overhead and other decreased $5 million in 2021, compared with 2020.

CAPITAL RESOURCES AND LIQUIDITY

Financial Indicators

	Millions of Dollars, Except as Indicated		
	2022	2021	2020
Cash and cash equivalents	**$ 6,133**	3,147	2,514
Net cash provided by operating activities	**10,813**	6,017	2,111
Short-term debt	**529**	1,489	987
Total debt	**17,190**	14,448	15,893
Total equity	**34,106**	21,637	21,523
Percent of total debt to capital*	**34 %**	40	42
Percent of floating-rate debt to total debt	**— %**	3	12

** Capital includes total debt and total equity.*

To meet our short- and long-term liquidity requirements, we use a variety of funding sources but rely primarily on cash generated from operating activities and debt financing. During 2022, we generated $10.8 billion in cash from operations. We used available cash to pay down $2.4 billion in debt, fund capital expenditures and investments of $2.2 billion, pay dividends on our common stock of $1.8 billion and repurchase $1.5 billion of our common stock. During 2022, cash and cash equivalents increased $3 billion to $6.1 billion.

Significant Sources of Capital

Operating Activities

During 2022, cash generated by operating activities was $10.8 billion, a $4.8 billion increase compared with 2021. The increase was primarily due to higher earnings resulting from improved realized refining margins, partially offset by working capital impacts and lower distributions from equity affiliates.

During 2021, cash generated by operating activities was $6 billion, a $3.9 billion increase compared with 2020. The increase was primarily due to improved realized refining margins, a U.S. federal income tax refund of $1.1 billion received in the second quarter of 2021, and higher cash distributions from our equity affiliates, partially offset by higher operating expenses.

Our short- and long-term operating cash flows are highly dependent upon refining and marketing margins, NGL prices and chemicals margins. Prices and margins in our industry are typically volatile, and are driven by market conditions over which we have little or no control. Absent other mitigating factors, as these prices and margins fluctuate, we would expect a corresponding change in our operating cash flows.

The level and quality of output from our refineries also impact our cash flows. Factors such as operating efficiency, maintenance turnarounds, market conditions, feedstock availability, and weather conditions can affect output. We actively manage the operations of our refineries, and any variability in their operations typically has not been as significant to cash flows as that caused by margins and prices. Our worldwide refining crude oil capacity utilization was 90%, 84% and 76% in 2022, 2021 and 2020, respectively. Our worldwide refining clean product yield was 84%, 83% and 84% in 2022, 2021 and 2020, respectively.

Equity Affiliate Operating Distributions

Our operating cash flows are also impacted by distribution decisions made by our equity affiliates, including CPChem. Over the three years ended December 31, 2022, our operating cash flows included aggregate distributions from our equity affiliates of $6 billion, including $2.8 billion from CPChem. We cannot control the amount of future dividends from equity affiliates; therefore, future dividend payments by these equity affiliates are not assured.

Tax Refunds
We received a U.S. federal income tax refund of $1.1 billion in the second quarter of 2021.

Credit Facilities and Commercial Paper

Phillips 66 and Phillips 66 Company

On June 23, 2022, we entered into a new $5 billion revolving credit facility (the Facility) with Phillips 66 Company as the borrower and Phillips 66 as the guarantor and a scheduled maturity date of June 22, 2027. The Facility replaced our previous $5 billion revolving credit facility with Phillips 66 as the borrower and Phillips 66 Company as the guarantor. The Facility contains usual and customary covenants that are similar to the previous revolving credit facility, including a maximum consolidated net debt-to-capitalization ratio of 65% as of the last day of each fiscal quarter. We have the option to increase the overall capacity to $6 billion, subject to certain conditions. We also have the option to extend the scheduled maturity of the Facility for up to two additional one-year terms, subject to, among other things, the consent of the lenders holding the majority of the commitments and of each lender extending its commitment. Outstanding borrowings under the Facility bear interest at either (a) the Adjusted Term Secured Overnight Financing Rate (SOFR) (as described in the Facility) in effect from time to time plus the applicable margin; or (b) the reference rate (as described in the Facility) plus the applicable margin. The Facility also provides for customary fees, including commitment fees. The pricing levels for the commitment fees and interest-rate margins are determined based on the ratings in effect for our senior unsecured long-term debt from time to time. We may at any time prepay outstanding borrowings, in whole or in part, without premium or penalty. At December 31, 2022 and 2021, no amount had been drawn under our revolving credit facilities.

Phillips 66 also has a $5 billion uncommitted commercial paper program for short-term working capital needs that is supported by the Facility. Commercial paper maturities are contractually limited to 365 days. At December 31, 2022 and 2021, no borrowings were outstanding under the program.

Phillips 66 Partners

In connection with entering into the Facility, we terminated Phillips 66 Partners' $750 million revolving credit facility.

DCP Midstream Class A Segment

DCP LP has a credit facility under its amended credit agreement (the Credit Agreement), with a borrowing capacity of up to $1.4 billion that matures on March 18, 2027. The Credit Agreement grants DCP LP the option to increase the revolving loan commitment by an aggregate principal amount of up to $500 million and to extend the term for up to two additional one-year periods, subject to requisite lender approval. Indebtedness under the Credit Agreement bears interest at either: (a) an adjusted SOFR (as described in the Credit Agreement) plus the applicable margin; or (b) the base rate (as described in the Credit Agreement) plus the applicable margin. The Credit Agreement also provides for customary fees, including commitment fees. The cost of borrowing under the Credit Agreement is determined by a ratings-based pricing grid based on DCP LP's credit rating. At December 31, 2022, DCP LP had no borrowings outstanding under the Credit Agreement. At December 31, 2022, $10 million in letters of credit had been issued that are supported by the Credit Agreement.

DCP LP has an accounts receivable securitization facility (the Securitization Facility) that provides for up to $350 million of borrowing capacity through August 2024 at an adjusted SOFR and includes an uncommitted option to increase the total commitments under the Securitization Facility by up to an additional $400 million. Under the Securitization Facility, certain of DCP LP's wholly owned subsidiaries sell or contribute receivables to another of DCP LP's consolidated subsidiaries, DCP Receivables LLC (DCP Receivables), a bankruptcy-remote special purpose entity created for the sole purpose of the Securitization Facility. At December 31, 2022, $40 million of borrowings were outstanding under the Securitization Facility, which are secured by its accounts receivable at DCP Receivables.

Total Committed Capacity Available

At December 31, 2022, we had approximately $6.7 billion of total committed capacity available under the credit facilities described above. At December 31, 2021, we had approximately $5.7 billion of total committed capacity available under our revolving credit facilities.

Other Debt Issuances and Financings

Senior Unsecured Notes

In November 2021, Phillips 66 closed its public offering of $1 billion aggregate principal amount of 3.300% senior unsecured notes due 2052. Interest on the Senior Notes due 2052 is payable semiannually on March 15 and September 15 of each year, commencing on March 15, 2022. Proceeds received from the public offering were $982 million, net of underwriters' discounts and commissions, as well as debt issuance costs. In December 2021, Phillips 66 used the proceeds from this offering, together with cash on hand, to repay $1 billion in aggregate principal amount of its $2 billion 4.300% Senior Notes due April 2022.

In November 2020, Phillips 66 closed its public offering of $1.75 billion aggregate principal amount of senior unsecured notes consisting of:

- $450 million aggregate principal amount of Floating Rate Senior Notes due 2024.
- $800 million aggregate principal amount of 0.900% Senior Notes due 2024.
- $500 million aggregate principal amount of 1.300% Senior Notes due 2026.

The Floating Rate Senior Notes bear interest at a floating rate, reset quarterly, equal to the three-month London Interbank Offered Rate plus 0.62% per year, subject to adjustment. In December 2021, we used cash on hand to repay the $450 million Floating Rate Senior Notes due 2024. Interest on the Senior Notes due 2024 and 2026 is payable semiannually on February 15 and August 15 of each year, commencing on February 15, 2021. Proceeds received from the public offering of senior unsecured notes in November 2020 were $1.74 billion, net of underwriters' discounts and commissions, as well as debt issuance costs.

In June 2020, Phillips 66 closed its public offering of $1 billion aggregate principal amount of senior unsecured notes consisting of:

- $150 million aggregate principal amount of 3.850% Senior Notes due 2025.
- $850 million aggregate principal amount of 2.150% Senior Notes due 2030.

In April 2020, Phillips 66 closed its public offering of $1 billion aggregate principal amount of senior unsecured notes consisting of:

- $500 million aggregate principal amount of 3.700% Senior Notes due 2023.
- $500 million aggregate principal amount of 3.850% Senior Notes due 2025.

Interest on the Senior Notes due 2023 is payable semiannually on April 6 and October 6 of each year, commencing on October 6, 2020. The Senior Notes due 2025 issued in June 2020 constitute a further issuance of the Senior Notes due 2025 originally issued in April 2020. The $650 million in aggregate principal amount of Senior Notes due 2025 is treated as a single class of debt securities. Interest on the Senior Notes due 2025 is payable semiannually on April 9 and October 9 of each year, commencing on October 9, 2020. Interest on the Senior Notes due 2030 is payable semiannually on June 15 and December 15 of each year, commencing on December 15, 2020. Proceeds received from the public offerings of senior unsecured notes in June and April of 2020 were $1,008 million exclusive of accrued interest received, and $993 million, respectively, net of underwriters' discounts or premiums and commissions, as well as debt issuance costs.

Term Loan Facility

In April 2021, Phillips 66 Partners entered into a $450 million term loan agreement with a one-year term and borrowed the full amount. The term loan agreement was repaid upon maturity in April 2022 without premium or penalty.

In March 2020, we entered into a $1 billion 364-day delayed draw term loan agreement (the Facility) and borrowed $1 billion under the Facility shortly thereafter. In November 2020, we repaid $500 million of borrowings outstanding under the Facility, and the Facility was amended to extend the maturity date of the remaining $500 million to November 20, 2023. In September 2021, we repaid the outstanding borrowings of $500 million.

Phillips 66 Availability of Debt Financing
We have an A3 credit rating, with a stable outlook, from Moody's Investors Service and a BBB+ credit rating, with a stable outlook, from Standard & Poor's. These investment grade ratings have served to lower our borrowing costs and facilitate access to a variety of lenders. We do not have any ratings triggers on any of our corporate debt that would cause an automatic default, and thereby impact our access to liquidity, in the event of a rating downgrade by one or both rating agencies. Failure to maintain investment grade ratings could prohibit us from accessing the commercial paper market, although we would expect to be able to access funds under our liquidity facilities mentioned above.

DCP LP Availability of Debt Financing
DCP LP has a BBB+ credit rating, with a stable outlook, from Standard and Poor's; a BBB- credit rating, with a stable outlook, from Fitch Ratings; and a Ba1 credit rating, with a positive outlook, from Moody's Investors Service. These ratings facilitate DCP LP access to a variety of lenders. DCP LP does not have any ratings triggers on any of its corporate debt that would cause an automatic default, and thereby impact access to liquidity, in the event of a rating downgrade by one or more rating agencies.

Off-Balance Sheet Arrangements

Lease Residual Value Guarantees
Under the operating lease agreement for our headquarters facility in Houston, Texas, we have the option, at the end of the lease term in September 2025, to request to renew the lease, purchase the facility or assist the lessor in marketing it for resale. We have a residual value guarantee associated with the operating lease agreement with a maximum potential future exposure of $514 million at December 31, 2022. We also have residual value guarantees associated with railcar and airplane leases with maximum potential future exposures totaling $156 million. These leases have remaining terms of five to nine years.

Dakota Access, LLC (Dakota Access) and Energy Transfer Crude Oil Company, LLC (ETCO)
In 2020, the trial court presiding over litigation brought by the Standing Rock Sioux Tribe (the Tribe) ordered the U.S. Army Corps of Engineers (USACE) to prepare an Environmental Impact Statement (EIS) addressing an easement under Lake Oahe in North Dakota. The court later vacated the easement. Although the easement is vacated, the USACE has no plans to stop pipeline operations while it proceeds with the EIS, and the Tribe's request for a shutdown was denied in May 2021. In June 2021, the trial court dismissed the litigation entirely. Once the EIS is completed, new litigation or challenges may be filed.

In February 2022, the U.S. Supreme Court (the Court) denied Dakota Access' writ of certiorari requesting the Court to review the lower court's decision to order the EIS and vacate the easement. Therefore, the requirement to prepare the EIS stands. Also in February 2022, the Tribe withdrew as a cooperating agency, causing the USACE to halt the EIS process while the USACE engaged with the Tribe on their reasons for withdrawing. The draft EIS process resumed in August 2022, and release is expected in Spring 2023.

Dakota Access and ETCO have guaranteed repayment of senior unsecured notes issued by a wholly owned subsidiary of Dakota Access in March 2019. On April 1, 2022, Dakota Access' wholly owned subsidiary repaid $650 million aggregate principal amount of its outstanding senior notes upon maturity. We funded our 25% share, or $163 million, with a capital contribution of $89 million in March 2022 and $74 million of distributions we elected not to receive from Dakota Access in the first quarter of 2022. At December 31, 2022, the aggregate principal amount outstanding of Dakota Access' senior unsecured notes was $1.85 billion.

In conjunction with the notes offering, Phillips 66 Partners, now a wholly owned subsidiary of Phillips 66, and its co-venturers in Dakota Access also provided a Contingent Equity Contribution Undertaking (CECU). Under the CECU, the co-venturers may be severally required to make proportionate equity contributions to Dakota Access if there is an unfavorable final judgment in the above-mentioned ongoing litigation. At December 31, 2022, our 25% share of the maximum potential equity contributions under the CECU was approximately $467 million.

If the pipeline is required to cease operations, and should Dakota Access and ETCO not have sufficient funds to pay ongoing expenses, we could be required to support our 25% share of the ongoing expenses, including scheduled interest payments on the notes of approximately $20 million annually, in addition to the potential obligations under the CECU at December 31, 2022.

See Note 15—Guarantees, in the Notes to Consolidated Financial Statements, for additional information on our guarantees.

Capital Requirements

Capital Expenditures and Investments
For information about our capital expenditures and investments, see the "Capital Spending" section below.

Debt Financing
Our debt balance at December 31, 2022, was $17.2 billion and our total debt-to-capital ratio was 34%.

In December 2022, Phillips 66 repaid its 3.700% senior notes due April 2023 with an aggregate principal amount of $500 million.

After our consolidation of DCP Midstream Class A Segment on August 17, 2022, DCP LP repaid $470 million of borrowings under its accounts receivable securitization and revolving credit facilities that were outstanding on the acquisition date.

In April 2022, upon maturity, Phillips 66 repaid its 4.300% senior notes with an aggregate principal amount of $1.0 billion and Phillips 66 Partners repaid its $450 million term loan.

See Note 14—Debt, in the Notes to Consolidated Financial Statements, for our annual debt maturities over the next five years and more information on debt repayments.

Debt Exchange
On May 5, 2022, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, completed offers to exchange (the Exchange Offers) all validly tendered notes of seven different series of notes issued by Phillips 66 Partners (collectively, the Old Notes), with an aggregate principal amount of approximately $3.5 billion, for notes issued by Phillips 66 Company (collectively, the New Notes). The New Notes are fully and unconditionally guaranteed by Phillips 66 and rank equally with Phillips 66 Company's other unsecured and unsubordinated indebtedness, and the guarantees rank equally with Phillips 66's other unsecured and unsubordinated indebtedness.

Old Notes with an aggregate principal amount of approximately $3.2 billion were tendered in the Exchange Offers. The New Notes have the same interest rates, interest payment dates and maturity dates as the Old Notes. Holders that validly tendered before the end of the early participation period on April 19, 2022 (the Early Participation Date), received New Notes with an aggregate principal amount equivalent to the Old Notes, while holders that validly tendered after the Early Participation Date, but before the Expiration Date, received New Notes with an aggregate principal amount 3% less than the Old Notes. Substantially all of the Old Notes exchanged were tendered during the Early Participation Period.

Joint Venture Loans
Starting in 2020 and extending through the second quarter of 2022, we and our co-venturer provided member loans to WRB. By December 31, 2022, WRB had repaid all outstanding member loans. At December 31, 2021, our share of the outstanding member loan balance, including accrued interest, was $595 million. The need for additional loans to WRB in 2023 will depend on market conditions.

DCP Midstream and Gray Oak Holdings Merger
On August 17, 2022, we and our co-venturer, Enbridge, agreed to merge DCP Midstream and Gray Oak Holdings with DCP Midstream as the surviving entity. As part of the merger, we made a net cash payment of $306 million.

DCP LP Public Common Unit Acquisition Agreement
On January 5, 2023, we entered into a definitive agreement with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries will merge with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the agreement, at the effective time of the merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP LP and DCP Midstream GP, LP) issued and outstanding as of immediately prior to the effective time will be converted into the right to receive $41.75 per common unit in cash, without interest. The merger will increase our economic interest in DCP LP from 43.3% to 86.8%. The transaction is expected to close in the second quarter of 2023, subject to customary closing conditions.

If the merger is successfully completed, we will pay approximately $3.8 billion in cash consideration, which we expect to fund through a combination of cash generated from operating activities and debt.

The transaction was unanimously approved by the board of the general partner of DCP LP, based on the unanimous approval and recommendation of its special committee comprised entirely of independent directors after evaluation of the transaction by the special committee in consultation with independent financial and legal advisors. Concurrently with the execution of the agreement, affiliates of Phillips 66, which together own greater than a majority of the outstanding DCP LP common units, delivered their consent to approve the transaction. As a result, DCP LP has not solicited and is not soliciting approval of the transaction by any other holders of DCP LP common units.

See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger and Note 29—DCP Midstream Class A Segment, in the Notes to the Consolidated Financial Statements, for additional information on the merger of DCP Midstream and Gray Oak Holdings.

DCP LP Cash Distributions to Unitholders
DCP LP's partnership agreement requires that, within 45 days after the end of each quarter, DCP LP distributes all available cash. Since the merger on August 18, 2022, DCP LP made cash distributions of $51 million to common unitholders other than Phillips 66, $19 million to Series A preferred unitholders, $6 million to Series B preferred unitholders and $2 million to Series C preferred unitholders. See Note 29—DCP Midstream Class A Segment, in the Notes to the Consolidated Financial Statements, for additional information.

On January 24, 2023, the board of directors of DCP Midstream GP, LLC, declared a quarterly distribution on DCP LP's common units of $0.43 per common unit and a quarterly distribution on DCP LP's Series B and Series C Preferred Units of $0.4922 and $0.4969 per unit, respectively. The distribution on the common units was paid on February 14, 2023, to unitholders of record on February 3, 2023. The Series B distribution will be paid on March 15, 2023, to unitholders of record on March 1, 2023. The Series C distribution will be paid on April 17, 2023, to unitholders of record on April 3, 2023.

DCP LP Preferred Units
DCP LP redeemed its Series A preferred units with an aggregate liquidation preference of $500 million in December 2022. DCP LP funded this redemption from available cash and borrowings under its accounts receivable securitization facility.

Merger with Phillips 66 Partners
On March 9, 2022, we completed a merger between us and Phillips 66 Partners. The merger resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us in exchange for 41.8 million shares of Phillips 66 common stock issued from treasury stock. Phillips 66 Partners common unitholders received 0.50 shares of Phillips 66 common stock for each outstanding Phillips 66 Partners common unit. Phillips 66 Partners' perpetual convertible preferred units were converted into common units at a premium to the original issuance price prior to being exchanged for Phillips 66 common stock. Upon closing, Phillips 66 Partners became a wholly owned subsidiary of Phillips 66 and its common units are no longer publicly traded. See Note 30—Phillips 66 Partners LP, in the Notes to Consolidated Financial Statements, for additional information on the merger transaction.

Dividends
On February 8, 2023, our Board of Directors declared a quarterly cash dividend of $1.05 per common share, representing an 8% increase. The dividend is payable March 1, 2023, to holders of record at the close of business on February 21, 2023.

Share Repurchases
In March 2020, we announced that we had temporarily suspended our share repurchases to preserve liquidity in response to the global economic disruption caused by the COVID-19 pandemic. We resumed purchasing shares under our share repurchase program in the second quarter of 2022. On November 7, 2022, our Board of Directors approved a $5 billion increase to our share repurchase program. Since July 2012, our Board of Directors has authorized an aggregate of $20 billion of repurchases of our outstanding common stock. The authorizations do not have expiration dates. Future share repurchases are expected to be funded primarily through available cash. We are not obligated to repurchase any shares of common stock pursuant to these authorizations and may commence, suspend or terminate repurchases at any time. In 2022, we repurchased 16.6 million shares at an aggregate cost of $1.5 billion. Since the inception of our share repurchase program in 2012, we have repurchased 175.9 million shares at an aggregate cost of $14 billion. Shares of stock repurchased are held as treasury shares.

Employee Benefit Plan Contributions
During the year ended December 31, 2022, we contributed $125 million to our U.S. pension and other postretirement benefit plans and $23 million to our international pension plans.

Contractual Obligations

Our contractual obligations primarily consist of purchase obligations, outstanding debt principal and interest obligations, operating and finance lease obligations, and asset retirement and environmental obligations.

Purchase Obligations
Our purchase obligations represent agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms. We expect these purchase obligations will be fulfilled with operating cash flows in the period when due. As of December 31, 2022, our purchase obligations totaled $106.5 billion, with $44.4 billion due within one year.

The majority of our purchase obligations are market-based contracts, including exchanges and futures, for the purchase of products such as crude oil and raw NGL. The products are used to supply our refineries and fractionators and optimize our supply chain. At December 31, 2022, product purchase commitments with third parties and related parties were $54.6 billion and $26.1 billion, respectively. The remaining purchase obligations mainly represent agreements to access and utilize the capacity of third-party equipment and facilities, including pipelines and product terminals, to transport, process, treat, and store products, and our net share of purchase commitments for materials and services for jointly owned facilities where we are the operator.

Debt Principal and Interest Obligations
As of December 31, 2022, our aggregate principal amount of outstanding debt was $17.2 billion, with $529 million due within one year. Our obligations for interest on the debt totaled $10.2 billion, with $776 million due within one year. See Note 14—Debt, in the Notes to Consolidated Financial Statements, for additional information regarding our outstanding debt principal and interest obligations.

Finance and Operating Lease Obligations
See Note 20—Leases, in the Notes to Consolidated Financial Statements, for information regarding our lease obligations and timing of our expected lease payments.

Asset Retirement and Environmental Obligations
See Note 12—Asset Retirement Obligations and Accrued Environmental Costs, in the Notes to Consolidated Financial Statements, for information regarding asset retirement and environmental obligations.

Capital Spending

Our capital expenditures and investments represent consolidated capital spending.

	Millions of Dollars			
	2023 Budget	**2022**	2021	2020
Capital Expenditures and Investments				
Midstream*	$ 639	**1,043**	733	1,735
Chemicals	—	**—**	—	—
Refining	1,118	**928**	784	828
Marketing and Specialties	134	**89**	202	173
Corporate and Other	108	**134**	141	184
Total Capital Expenditures and Investments	1,999	**2,194**	1,860	2,920
Selected Equity Affiliates**				
CPChem	925	**701**	367	284
WRB	216	**177**	229	175
	$ 1,141	**878**	596	459

** Includes 100% of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills capital expenditures and investments from August 18, 2022, forward, net of acquired cash.*
*** Our share of joint ventures' capital spending.*

Midstream
Capital spending in our Midstream segment was $3.5 billion for the three-year period ended December 31, 2022, including:

- Continued development and expansion of fractionation capacity at our Sweeny Hub. We completed two NGL fractionators (Sweeny Fracs 2 and 3) which commenced operations in 2020. We completed and started operations of Sweeny Frac 4 in the third quarter of 2022.
- Completion of construction on our C2G Pipeline, a new 16-inch ethane pipeline that connects our Clemens Caverns storage facility to petrochemical facilities in Gregory, Texas, near Corpus Christi.
- Net cash payment in connection with the merger of DCP Midstream and Gray Oak Holdings.
- Contributions to fund the Gray Oak Pipeline project and South Texas Gateway Terminal development activities.
- Investments in NOVONIX and a renewable feedstock processing plant.
- Contributions to Dakota Access for a pipeline optimization project, including a contribution to fund our 25% share of Dakota Access' debt repayment.
- Spending associated with other return, reliability, and maintenance projects in our Transportation and NGL businesses.

Chemicals
During the three-year period ended December 31, 2022, CPChem had a self-funded capital program that totaled $2.7 billion on a 100% basis. Capital spending was primarily for the development of petrochemical projects on the U.S. Gulf Coast and in the Middle East, as well as sustaining, debottlenecking and optimization projects on existing assets.

Refining
Capital spending for the Refining segment during the three-year period ended December 31, 2022, was $2.5 billion, primarily for refinery upgrade projects to enhance the yield of high-value products, renewable fuels projects, improvements to the operating integrity of key processing units, and safety-related projects.

Key projects funded during the three-year period included:

- Installation of facilities to improve clean product yield at the Ponca City and Sweeny refineries, as well as the jointly owned Wood River Refinery.
- Installation of facilities to improve product value at the Lake Charles Refinery.
- Installation of facilities to produce renewable fuels at our San Francisco and Humber refineries.

Marketing and Specialties
Capital spending for the M&S segment during the three-year period ended December 31, 2022, was primarily for investment in retail marketing joint ventures in the U.S. West Coast and Central regions; the continued acquisition, development and enhancement of retail sites in Europe; and acquisition of a commercial fleet fueling business in California, which will provide further placement opportunities for renewable diesel production to end-use customers.

Corporate and Other
Capital spending for Corporate and Other during the three-year period ended December 31, 2022, was primarily for information technology and facilities.

2023 Budget
Our 2023 capital budget is $2 billion, including $865 million for sustaining capital and $1.1 billion for growth capital. Approximately 50% of growth capital is expected to support lower-carbon opportunities. Our projected $2 billion capital budget excludes our portion of planned capital spending by our major joint ventures CPChem and WRB totaling $1.1 billion.

The Midstream capital budget of $639 million includes a growth capital budget of $310 million which will be directed toward enhancing our integrated NGL value chain from wellhead to market. The Midstream capital budget also includes $329 million for sustaining projects. The Midstream expected spend includes 100% of DCP LP's sustaining capital of $150 million and $125 million of growth capital. In Refining, the total capital budget of $1.1 billion consists of $389 million for reliability, safety and environmental projects and $729 million for growth capital. Refining's growth capital includes the continued conversion of the San Francisco Refinery into a renewable fuels facility. The M&S capital budget of $134 million reflects the continued development and enhancement of our retail network, including energy transition opportunities. The Corporate and Other capital budget is $108 million primarily for digital transformation and information technology projects.

Contingencies

A number of lawsuits involving a variety of claims that arose in the ordinary course of business have been filed against us or are subject to indemnifications provided by us. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for financial recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is uncertain.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other potentially responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Legal and Tax Matters

Our legal and tax matters are handled by our legal and tax organizations. These organizations apply their knowledge, experience and professional judgment to the specific characteristics of our cases and uncertain tax positions. We employ a litigation management process to manage and monitor the legal proceedings. Our process facilitates the early evaluation and quantification of potential exposures in individual cases and enables the tracking of those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, is required. In the case of income tax-related contingencies, we monitor tax legislation and court decisions, the status of tax audits and the statute of limitations within which a taxing authority can assert a liability. See Note 23—Income Taxes, in the Notes to Consolidated Financial Statements, for additional information about income tax-related contingencies.

Environmental
We are subject to numerous international, federal, state and local environmental laws and regulations. Among the most significant of these international and federal environmental laws and regulations are the:

- U.S. Federal Clean Air Act, which governs air emissions.

- U.S. Federal Clean Water Act, which governs discharges into bodies of water.

- European Union Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (EU REACH), which governs production, marketing and use of chemicals and the United Kingdom's legislation for the Registration, Evaluation, Authorization and Restriction of Chemicals (UK REACH), which replaced EU REACH in the United Kingdom in 2021 following the United Kingdom's exit from the European Union (BREXIT).

- U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which imposes liability on generators, transporters and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur.

- U.S. Federal Resource Conservation and Recovery Act (RCRA), which governs the treatment, storage and disposal of solid waste.

- U.S. Federal Emergency Planning and Community Right-to-Know Act (EPCRA), which requires facilities to report toxic chemical inventories to local emergency planning committees and response departments.

- U.S. Federal Oil Pollution Act of 1990 (OPA90), under which owners and operators of onshore facilities and pipelines as well as owners and operators of vessels are liable for removal costs and damages that result from a discharge of crude oil into navigable waters of the United States.

- European Union Trading Directive resulting in the European Union Emissions Trading Scheme (EU ETS), which uses a market-based mechanism to incentivize the reduction of greenhouse gas (GHG) emissions, as well as the United Kingdom Emissions Trading Scheme (UK ETS), which replaced the EU ETS in the United Kingdom in 2021, following BREXIT.

These laws and their implementing regulations set limits on emissions and, in the case of discharges to water, establish water quality limits. They also, in most cases, require permits in association with new or modified operations. These permits can require an applicant to collect substantial information in connection with the application process, which can be expensive and time consuming. In addition, there can be delays associated with notice and comment periods and the agency's processing of the application. Many of the delays associated with the permitting process are beyond the control of the applicant.

Other foreign countries and many states where we operate also have, or are developing, similar environmental laws and regulations governing these same types of activities. While similar, in some cases these regulations may impose additional, or more stringent, requirements that can add to the cost and difficulty of developing infrastructure and marketing and transporting products across state and international borders. For example, in California the South Coast Air Quality Management District (SCAQMD) approved amendments to the Regional Clean Air Incentives Market (RECLAIM) that became effective in 2016, which require a phased reduction of nitrogen oxide emissions through 2022, affecting refineries in the Los Angeles metropolitan area. In 2017, SCAQMD required additional nitrogen oxide emissions reductions through 2025 and, on November 5, 2021, promulgated new regulations to replace the RECLAIM program with a traditional command and control regulatory regime.

The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor easily determinable as new standards, such as air emission standards, water quality standards and stricter fuel regulations, continue to evolve. However, environmental laws and regulations, including those that may arise to address concerns about global climate change, are expected to continue to have an increasing impact on our operations in the United States and in other countries in which we operate. Notable areas of potential impacts include air emissions compliance and remediation obligations in the United States.

An example of this in the fuels area is the Energy Independence and Security Act of 2007 (EISA). It requires fuel producers and importers to provide additional renewable fuels for transportation motor fuels and stipulates a mix of various types. RINs form the mechanism used by the EPA to record compliance with the Renewable Fuel Standard (RFS). If an obligated party has more RINs than it needs to meet its obligation, it may sell or trade the extra RINs, or instead choose to "bank" them for use the following year. We have met the requirements to date while establishing implementation, operating and capital strategies, along with advanced technology development, to address projected future renewable volume obligation (RVO) requirements. On December 1, 2022, the EPA proposed RVO for the 2023, 2024 and 2025 compliance years, as well as RIN generation from renewable electricity utilized as a transportation fuel (eRINs). These standards increase cellulosic volumes, which reflect the EPA's forecast for increasing eRIN volumes beginning in 2024. They also increase total advanced biofuel volumes, which reflect the EPA's forecast for increasing eRIN volumes beginning in 2024. In addition, they increase total advanced biofuel volumes from the 5.63 billion gallons established for the 2022 compliance year to 7.43 billion gallons in 2025. If adopted, we may experience a decrease in demand for refined petroleum products and increased program costs if not fully recovered in the market. This program continues to be the subject of possible Congressional review and re-promulgation in revised form, and the EPA's final regulations establishing RVO requirements have been and continue to be subject to legal challenge, further creating uncertainty regarding RVO requirements.

We are required to purchase RINs in the open market to satisfy the portion of our obligation under the RFS that is not fulfilled by blending renewable fuels into the motor fuels we produce. For the years ended December 31, 2022, 2021 and 2020, we incurred expenses of $478 million, $441 million and $342 million, respectively, associated with our obligation to purchase RINs in the open market to comply with the RFS for our wholly owned refineries. These expenses are included in the "Purchased crude oil and products" line item on our consolidated statement of operations. Our jointly owned refineries also incurred expenses associated with the purchase of RINs in the open market, of which our share was $437 million, $351 million and $133 million for the years ended December 31, 2022, 2021 and 2020, respectively. These expenses are included in the "Equity in earnings of affiliates" line item on our consolidated statement of operations. The amount of these expenses and fluctuations between periods is primarily driven by the market price of RINs, refinery production, blending activities, and RVO requirements.

We also are subject to certain laws and regulations relating to environmental remediation obligations associated with current and past operations. Such laws and regulations include CERCLA and RCRA and their state equivalents. Remediation obligations include cleanup responsibility arising from petroleum releases from underground storage tanks located at numerous previously and currently owned and/or operated petroleum-marketing outlets throughout the United States. Federal and state laws require contamination caused by such underground storage tank releases be assessed and remediated to meet applicable standards. In addition to other cleanup standards, many states have adopted cleanup criteria for methyl tertiary-butyl ether (MTBE) for both soil and groundwater and both the EPA and many states may adopt cleanup standards for per- and polyfluoroalkyl substances (PFAS), which may have been a constituent in certain firefighting foams used or stored at or near some of our facilities.

At RCRA-permitted facilities, we are required to assess environmental conditions. If conditions warrant, we may be required to remediate contamination caused by prior operations. In contrast to CERCLA, which is often referred to as "Superfund," the cost of corrective action activities under RCRA corrective action programs typically is borne solely by us. We anticipate increased expenditures for RCRA remediation activities may be required, but such annual expenditures for the near term are not expected to vary significantly from the range of such expenditures we have experienced over the past few years. Longer-term expenditures are subject to considerable uncertainty and may fluctuate significantly.

We occasionally receive requests for information or notices of potential liability from the EPA and state environmental agencies alleging that we are a potentially responsible party under CERCLA or an equivalent state statute. On occasion, we also have been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not owned by us, but allegedly contain wastes attributable to our past operations. As of December 31, 2021, we reported that we had been notified of potential liability under CERCLA and comparable state laws at 25 sites within the United States. In 2022, we were notified of one potentially new site through a CERCLA Section 104(e) information request issued by the EPA, and four sites that were deemed resolved and closed, accordingly, leaving 22 unresolved sites with potential liability at December 31, 2022.

For the majority of Superfund sites, our potential liability will be less than the total site remediation costs because the percentage of waste attributable to us, versus that attributable to all other potentially responsible parties, is relatively low. Although liability of those potentially responsible is generally joint and several for federal sites and frequently so for state sites, other potentially responsible parties at sites where we are a party typically have had the financial strength to meet their obligations, and where they have not, or where potentially responsible parties could not be located, our share of liability has not increased materially. Many of the sites for which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or attain a settlement of liability. Actual cleanup costs generally occur after the parties obtain the EPA or equivalent state agency approval of a remediation plan. There are relatively few sites where we are a major participant, and given the timing and amounts of anticipated expenditures, neither the cost of remediation at those sites nor such costs at all CERCLA sites, in the aggregate, is expected to have a material adverse effect on our competitive or financial condition.

We incur costs related to the prevention, control, abatement or elimination of environmental pollution. Expensed environmental costs were $728 million in 2022 and are expected to be approximately $800 million in 2023 and 2024. Capitalized environmental costs were $88 million in 2022 and are expected to be approximately $140 million and $250 million, in 2023 and 2024, respectively. These amounts do not include capital expenditures made for other purposes that have an indirect benefit on environmental compliance.

Accrued liabilities for remediation activities are not reduced for potential recoveries from insurers or other third parties and are not discounted (except those assumed in a business combination, which we record on a discounted basis).

Many of these liabilities result from CERCLA, RCRA and similar state laws that require us to undertake certain investigative and remedial activities at sites where we conduct, or once conducted, operations or at sites where our generated waste was disposed. We also have accrued for a number of sites we identified that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the future, we may incur significant costs under both CERCLA and RCRA. Remediation activities vary substantially in duration and cost from site to site, depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs.

Notwithstanding any of the foregoing, and as with other companies engaged in similar businesses, environmental costs and liabilities are inherent concerns in certain of our operations and products, and there can be no assurance that those costs and liabilities will not be material. However, we currently do not expect any material adverse effect on our results of operations or financial position as a result of compliance with current environmental laws and regulations.

Climate Change

There has been a broad range of proposed or promulgated state, national and international laws focusing on GHG emissions reduction, including various regulations proposed or issued by the EPA. These proposed or promulgated laws apply or could apply in states and/or countries where we have interests or may have interests in the future. Laws regulating GHG emissions continue to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such laws potentially could have a material impact on our results of operations and financial condition as a result of increasing costs of compliance, lengthening project implementation and agency reviews, or reducing demand for certain hydrocarbon products. Examples of legislation or precursors for possible regulation that do or could affect our operations include:

- EU ETS, which is part of the European Union's policy to combat climate change and is a key tool for reducing industrial GHG emissions. EU ETS impacts factories, power stations and other installations across all EU member states. As a result of the United Kingdom's exit from the EU (BREXIT), those types of entities in the United Kingdom are now subject to the UK ETS, rather than the EU ETS.

- EU Renewable Energy Directive II, which increases the EU's energy consumption from renewable sources in the electricity, heat, and transportation sectors to 32% by 2030.

- United Kingdom’s Renewable Fuel Obligation, which is intended to reduce the GHG emissions from fuel used in the United Kingdom transportation sector by encouraging the supply of renewable fuels.

- California’s Senate Bill No. 32, which requires reduction of California's GHG emissions to 40% below the 1990 emission level by 2030, and Assembly Bill 398, which extends the California GHG emission cap and trade program through 2030. Other GHG emissions programs in the western U.S. states have been enacted or are under consideration or development, including amendments to California's Low Carbon Fuel Standard, California’s Advanced Clean Cars and Trucks Programs, California’s Carbon Neutrality by 2045 Scoping Plan, Oregon's Low Carbon Fuel Standard and Climate Protection Plan, and Washington's carbon reduction programs.

- United States’ Inflation Reduction Act, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which is intended to accelerate the energy transition.

- The U.S. Supreme Court decision in Massachusetts v. EPA, 549 U.S. 497, 127 S. Ct. 1438 (2007), confirming that the EPA has the authority to regulate carbon dioxide as an “air pollutant” under the Federal Clean Air Act.

- The EPA’s announcement on March 29, 2010 (published as “Interpretation of Regulations that Determine Pollutants Covered by Clean Air Act Permitting Programs,” 75 Fed. Reg. 17004 (April 2, 2010)), and the EPA’s and U.S. Department of Transportation’s joint promulgation of a Final Rule on April 1, 2010, that triggers regulation of GHGs under the Clean Air Act. These collectively may lead to more climate-based claims for damages, and may result in longer agency review time for development projects to determine the extent of potential climate change.

- The EPA's 2015 Final Rule regulating GHG emissions from existing fossil fuel-fired electrical generating units under the Federal Clean Air Act, commonly referred to as the Clean Power Plan. The EPA commenced rulemaking in 2017 to rescind the Clean Power Plan and, in August 2018, the EPA proposed the Affordable Clean Energy (ACE) rule as its replacement. On January 19, 2021, the U.S. Court of Appeals for the District of Columbia invalidated the ACE rule and remanded the matter to the EPA, essentially restarting this rulemaking process.

- Carbon taxes in certain jurisdictions.

- GHG emission cap and trade programs in certain jurisdictions.

In the EU, the first phase of the EU ETS completed at the end of 2007. Phase II was undertaken from 2008 through 2012, and Phase III ran from 2013 through to 2020. Phase IV runs from January 1, 2021 through 2030 and sectors covered under the ETS must reduce their GHG emissions by 43% compared to 2005 levels and there is agreement between the EU Member States, the European Parliament, and the EU Commission (which is pending ratification by the EU Council and European Parliament) to increase the Phase IV GHG emissions reduction to 63% by 2030 compared to 2005 levels. The United Kingdom is no longer part of the EU ETS and, instead, has been under the UK ETS since 2021. Phillips 66 has assets that are subject to the EU ETS and assets that are subject to the UK ETS.

From November 30 to December 12, 2015, more than 190 countries, including the United States, participated in the United Nations Climate Change Conference in Paris, France. The conference culminated in what is known as the “Paris Agreement,” which, upon certain conditions being met, entered into force on November 4, 2016. The Paris Agreement establishes a commitment by signatory parties to pursue domestic GHG emission reductions. In 2017, President Trump announced his intention to withdraw the United States from the Paris Agreement and that withdrawal became effective on November 4, 2020. On January 20, 2021, President Biden signed the “Acceptance on Behalf of the United States of America,” which allows the United States to rejoin the Paris Agreement. The United States officially rejoined the Paris Agreement in February 2021, which could lead to additional GHG emission reduction requirements for sources in the United States.

In the United States, some additional form of regulation is likely to be forthcoming at the state or federal levels with respect to GHG emissions. Such regulation could take any of several forms that may result in additional financial burden in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances.

Compliance with changes in laws and regulations that create a GHG emission trading program, GHG reduction requirements or carbon taxes could significantly increase our costs, reduce demand for fossil energy derived products, impact the cost and availability of capital and increase our exposure to litigation. Such laws and regulations could also increase demand for less carbon intensive energy sources.

An example of one such program is California's cap and trade program, which was promulgated pursuant to the State's Global Warming Solutions Act. The program had been limited to certain stationary sources, which include our refineries in California, but beginning in January 2015 was expanded to include emissions from transportation fuels distributed in California. Inclusion of transportation fuels in California's cap and trade program as currently promulgated has increased our cap and trade program compliance costs. The ultimate impact on our financial performance, either positive or negative, from this and similar programs, will depend on a number of factors, including, but not limited to:

- Whether and to what extent legislation or regulation is enacted.
- The nature of the legislation or regulation, such as a cap and trade system or a tax on emissions.
- The GHG reductions required.
- The price and availability of offsets.
- The demand for, and amount and allocation of allowances.
- Technological and scientific developments leading to new products or services.
- Any potential significant physical effects of climate change, such as increased severe weather events, changes in sea levels and changes in temperature.
- Whether, and the extent to which, increased compliance costs are ultimately reflected in the prices of our products and services.

We consider and take into account anticipated future GHG emissions in designing and developing major facilities and projects, and implement energy efficiency initiatives to reduce GHG emissions. Data on our GHG emissions, legal requirements regulating such emissions, and the possible physical effects of climate change on our coastal assets are incorporated into our planning, investment, and risk management decision-making. We are working to continuously improve operational and energy efficiency through resource and energy conservation throughout our operations.

In February 2022, we announced our intention to reduce our Scope 1 and Scope 2 GHG emissions intensity related to our operations by 50% of 2019 levels by the year 2050. This new target builds upon our previously announced 2030 GHG emissions intensity targets to reduce Scope 1 and Scope 2 emissions from our operations by 30% and Scope 3 emissions from our energy products by 15% compared to 2019 levels.

In addition to the disclosures above, we have issued our 2022 Sustainability Report that is accessible on our website and provides more detailed information on our Environmental, Social and Corporate Governance initiatives, including detailed information on environmental metrics.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 1—Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements, for descriptions of our major accounting policies. Some of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used. The following discussion of critical accounting estimates addresses accounting areas where the nature of accounting estimates or assumptions could be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Business Combination

In accounting for a business combination, assets acquired, liabilities assumed and noncontrolling interests are recorded based on estimated fair values as of the date of acquisition. The excess or shortfall of the purchase price when compared to the fair value of the net tangible and identifiable intangible assets acquired, if any, is recorded as goodwill or a bargain purchase gain, respectively. A significant amount of judgment is made in estimating the individual fair value of property, plant and equipment, intangible assets, noncontrolling interests and other assets and liabilities. We use available information to make these fair value determinations and engage third-party specialists in the valuation process as necessary.

The fair values of assets acquired, liabilities assumed and noncontrolling interests as of the acquisition date are often estimated using a combination of approaches, including the income approach, which requires us to project future cash flows and apply an appropriate discount rate; the cost approach, which requires estimates of replacement costs and depreciation and obsolescence estimates; and the market approach which uses market data and adjusts for entity specific differences. The estimates used in determining fair values are based on assumptions believed to be reasonable, but which are inherently uncertain. Accordingly, actual results may differ materially from the estimated results used to determine fair value.

See Note 4—Business Combination, and Note 18—Fair Value Measurements, in the Notes to Consolidated Financial Statements, for additional information on the merger of DCP Midstream and Gray Oak Holdings and fair value measurements.

Impairment of Long-Lived Assets and Equity Method Investments

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in future expected cash flows. If the sum of the undiscounted expected future before-tax cash flows of an asset group is less than the carrying value, including applicable liabilities, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined using one or more of the following methods: the present value of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants; a market multiple for similar assets; historical market transactions including similar assets, adjusted using principal market participant assumptions when necessary; or replacement cost adjusted for physical deterioration and economic obsolescence. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments, including future volumes, commodity prices, operating costs, margins, discount rates and capital project decisions, considering all available information at the date of review.

Investments in nonconsolidated entities accounted for under the equity method are assessed for impairment when there are indicators of a loss in value, such as a lack of sustained earnings capacity or a current fair value less than the investment's carrying amount. When it is determined that an indicated impairment is other than temporary, a charge is recognized for the difference between the investment's carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the duration and extent of the decline, the investee's financial condition and near-term prospects, and our ability and intention to retain our investment for a period that allows for recovery. When quoted market prices are not available, the fair value is usually based on the present value of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants and observed market earnings multiples of comparable companies, if appropriate. Different assumptions could affect the timing and the amount of an impairment of an investment in any period.

See Note 11—Impairments, in the Notes to Consolidated Financial Statements, for information about impairments recorded in 2022, 2021 and 2020.

GUARANTOR FINANCIAL INFORMATION

We have various cross guarantees between Phillips 66 and its wholly owned subsidiary Phillips 66 Company (together, the Obligor Group) with respect to publicly held debt securities. Phillips 66 conducts substantially all of its operations through subsidiaries, including Phillips 66 Company, and those subsidiaries generate substantially all of its operating income and cash flow. Phillips 66 has fully and unconditionally guaranteed the payment obligations of Phillips 66 Company with respect to its publicly held debt securities. In addition, Phillips 66 Company has fully and unconditionally guaranteed the payment obligations of Phillips 66 with respect to its publicly held debt securities. All guarantees are full and unconditional. At December 31, 2022, $12 billion of senior unsecured notes outstanding has been guaranteed by the Obligor Group.

See the "Significant Sources of Capital" section for additional information regarding the Exchange Offers by Phillips 66 Company for existing senior notes of Phillips 66 Partners that settled in May 2022.

Summarized financial information of the Obligor Group is presented on a combined basis. Intercompany transactions among the members of the Obligor Group have been eliminated. The financial information of non-guarantor subsidiaries has been excluded from the summarized financial information. Significant intercompany transactions and receivable/ payable balances between the Obligor Group and non-guarantor subsidiaries are presented separately in the summarized financial information.

The summarized results of operations for the year ended December 31, 2022, and the summarized financial position at December 31, 2022, of the Obligor Group on a combined basis were:

Summarized Combined Statement of Operations		Millions of Dollars
Sales and other operating revenues	$	**131,315**
Revenues and other income—non-guarantor subsidiaries		**3,643**
Purchased crude oil and products—third parties		**74,787**
Purchased crude oil and products—related parties		**21,125**
Purchased crude oil and products—non-guarantor subsidiaries		**25,240**
Income before income taxes		**7,244**
Net income		**5,240**

Summarized Combined Balance Sheet		Millions of Dollars
Accounts and notes receivable—third parties	$	**5,485**
Accounts and notes receivable—related parties		**1,376**
Due from non-guarantor subsidiaries, current		**741**
Total current assets		**15,566**
Investments and long-term receivables		**10,433**
Net properties, plants and equipment		**11,652**
Goodwill		**1,047**
Due from non-guarantor subsidiaries, noncurrent		**2,163**
Other assets associated with non-guarantor subsidiaries		**2,144**
Total noncurrent assets		**29,209**
Total assets		**44,775**
Due to non-guarantor subsidiaries, current	$	**2,297**
Total current liabilities		**11,148**
Long-term debt		**12,060**
Due to non-guarantor subsidiaries, noncurrent		**7,088**
Total noncurrent liabilities		**25,223**
Total liabilities		**36,371**
Total equity		**8,404**
Total liabilities and equity		**44,775**

NON-GAAP RECONCILIATIONS

Refining

Our realized refining margins measure the difference between (a) sales and other operating revenues derived from the sale of petroleum products manufactured at our refineries and (b) costs of feedstocks, primarily crude oil, used to produce the petroleum products. The realized refining margins are adjusted to include our proportional share of our joint venture refineries' realized margins, as well as to exclude those items that are not representative of the underlying operating performance of a period, which we call "special items." The realized refining margins are converted to a per-barrel basis by dividing them by total refinery processed inputs (primarily crude oil) measured on a barrel basis, including our share of inputs processed by our joint venture refineries. Our realized refining margin per barrel is intended to be comparable with industry refining margins, which are known as "crack spreads." As discussed in "Executive Overview and Business Environment—Business Environment," industry crack spreads measure the difference between market prices for refined petroleum products and crude oil. We believe realized refining margin per barrel calculated on a similar basis as industry crack spreads provides a useful measure of how well we performed relative to benchmark industry refining margins.

The GAAP performance measure most directly comparable to realized refining margin per barrel is the Refining segment's "income (loss) before income taxes per barrel." Realized refining margin per barrel excludes items that are typically included in a manufacturer's gross margin, such as depreciation and operating expenses, and other items used to determine income (loss) before income taxes, such as general and administrative expenses. It also includes our proportional share of joint venture refineries' realized refining margins and excludes special items. Because realized refining margin per barrel is calculated in this manner, and because realized refining margin per barrel may be defined differently by other companies in our industry, it has limitations as an analytical tool. Following are reconciliations of income (loss) before income taxes to realized refining margins:

Realized Refining Margins	Atlantic Basin/ Europe	Gulf Coast	Central Corridor	West Coast	Worldwide
	Millions of Dollars, Except as Indicated				
Year Ended December 31, 2022					
Income before income taxes	**$ 2,402**	**2,091**	**2,415**	**908**	**7,816**
Plus:					
Taxes other than income taxes	**53**	**87**	**57**	**91**	**288**
Depreciation, amortization and impairments	**203**	**250**	**147**	**279**	**879**
Selling, general and administrative expenses	**41**	**19**	**62**	**31**	**153**
Operating expenses	**1,242**	**1,230**	**809**	**1,486**	**4,767**
Equity in (earnings) losses of affiliates	**9**	**7**	**(763)**	**—**	**(747)**
Other segment (income) expense, net	**(6)**	**1**	**2**	**(1)**	**(4)**
Proportional share of refining gross margins contributed by equity affiliates	**93**	**—**	**1,668**	**—**	**1,761**
Special items:					
Regulatory compliance costs	**9**	**26**	**22**	**13**	**70**
Realized refining margins	**$ 4,046**	**3,711**	**4,419**	**2,807**	**14,983**
Total processed inputs (*thousands of barrels*)	**199,319**	**203,269**	**97,997**	**115,457**	**616,042**
Adjusted total processed inputs (*thousands of barrels*)*	**199,319**	**203,269**	**177,112**	**115,457**	**695,157**
Income before income taxes per barrel (*dollars per barrel*)**	**$ 12.05**	**10.29**	**24.64**	**7.86**	**12.69**
Realized refining margins (*dollars per barrel*)***	**20.30**	**18.25**	**24.96**	**24.31**	**21.55**
Year Ended December 31, 2021					
Income (loss) before income taxes	$ 1	(1,759)	72	(667)	(2,353)
Plus:					
Taxes other than income taxes	69	74	51	49	243
Depreciation, amortization and impairments	210	1,683	139	240	2,272
Selling, general and administrative expenses	32	34	30	37	133
Operating expenses	981	1,352	648	1,220	4,201
Equity in losses of affiliates	9	11	164	—	184
Other segment (income) expense, net	9	(7)	(11)	4	(5)
Proportional share of refining gross margins contributed by equity affiliates	123	—	609	—	732
Special items:					
Certain tax impacts	(4)	—	—	—	(4)
Regulatory compliance costs	(20)	(28)	(27)	(13)	(88)
Realized refining margins	$ 1,410	1,360	1,675	870	5,315
Total processed inputs (*thousands of barrels*)	188,697	240,859	95,595	112,994	638,145
Adjusted total processed inputs (*thousands of barrels*)*	188,697	240,859	173,230	112,994	715,780
Income (loss) before income taxes per barrel (*dollars per barrel*)**	$ 0.01	(7.30)	0.75	(5.90)	(3.69)
Realized refining margins (*dollars per barrel*)***	7.48	5.65	9.65	7.70	7.42

** Adjusted total processed inputs include our proportional share of processed inputs of an equity affiliate.*

*** Income (loss) before income taxes divided by total processed inputs.*

**** Realized refining margins per barrel, as presented, are calculated using the underlying realized refining margin amounts, in dollars, divided by adjusted total processed inputs, in barrels. As such, recalculated per barrel amounts using the rounded margins and barrels presented may differ from the presented per barrel amounts.*

Realized Refining Margins	Atlantic Basin/ Europe	Gulf Coast	Central Corridor	West Coast	Worldwide
	Millions of Dollars, Except as Indicated				
Year Ended December 31, 2020					
Loss before income taxes	$ (1,207)	(1,964)	(642)	(2,210)	(6,023)
Plus:					
Taxes other than income taxes	61	110	51	89	311
Depreciation, amortization and impairments	643	985	571	1,460	3,659
Selling, general and administrative expenses	27	37	28	35	127
Operating expenses	775	1,394	497	1,000	3,666
Equity in losses of affiliates	10	3	363	—	376
Other segment (income) expense, net	1	1	(2)	5	5
Proportional share of refining gross margins contributed by equity affiliates	67	—	298	—	365
Special items:					
Certain tax impacts	(6)	—	—	—	(6)
Realized refining margins	$ 371	566	1,164	379	2,480
Total processed inputs (*thousands of barrels*)	170,536	213,871	92,050	110,602	587,059
Adjusted total processed inputs (*thousands of barrels*)*	170,536	213,871	162,693	110,602	657,702
Loss before income taxes per barrel (*dollars per barrel*)**	$ (7.08)	(9.18)	(6.97)	(19.98)	(10.26)
Realized refining margins (*dollars per barrel*)***	2.17	2.64	7.17	3.43	3.77

** Adjusted total processed inputs include our proportional share of processed inputs of an equity affiliate.*

*** Loss before income taxes divided by total processed inputs.*

**** Realized refining margins per barrel, as presented, are calculated using the underlying realized refining margin amounts, in dollars, divided by adjusted total processed inputs, in barrels. As such, recalculated per barrel amounts using the rounded margins and barrels presented may differ from the presented per barrel amounts.*

Marketing

Our realized marketing fuel margins measure the difference between (a) sales and other operating revenues derived from the sale of fuels in our M&S segment and (b) costs of those fuels. The realized marketing fuel margins are adjusted to exclude those items that are not representative of the underlying operating performance of a period, which we call "special items." The realized marketing fuel margins are converted to a per-barrel basis by dividing them by sales volumes measured on a barrel basis. We believe realized marketing fuel margin per barrel demonstrates the value uplift our marketing operations provide by optimizing the placement and ultimate sale of our refineries' fuel production.

Within the M&S segment, the GAAP performance measure most directly comparable to realized marketing fuel margin per barrel is the marketing business' "income before income taxes per barrel." Realized marketing fuel margin per barrel excludes items that are typically included in gross margin, such as depreciation and operating expenses, and other items used to determine income before income taxes, such as general and administrative expenses. Because realized marketing fuel margin per barrel excludes these items, and because realized marketing fuel margin per barrel may be defined differently by other companies in our industry, it has limitations as an analytical tool. Following are reconciliations of income before income taxes to realized marketing fuel margins:

	Millions of Dollars, Except as Indicated					
	U.S.			International		
	2022	2021	2020	**2022**	2021	2020
Realized Marketing Fuel Margins						
Income before income taxes	**$ 1,329**	1,180	870	**765**	403	454
Plus:						
Depreciation and amortization	**14**	14	12	**72**	76	70
Selling, general and administrative expenses	**808**	758	623	**251**	253	246
Equity in earnings of affiliates	**(71)**	(48)	(31)	**(115)**	(113)	(108)
Other operating (revenues) expenses*	**(508)**	(424)	(327)	**(62)**	8	(27)
Other (income) expense, net	**24**	9	1	**(7)**	7	6
Marketing margins	**1,596**	1,489	1,148	**904**	634	641
Less: margin for nonfuel related sales	**—**	—	—	**51**	53	46
Realized marketing fuel margins	**$ 1,596**	1,489	1,148	**853**	581	595
Total fuel sales volumes (*thousands of barrels*)	**680,930**	680,102	613,869	**102,862**	97,529	93,773
Income before income taxes per barrel (*dollars per barrel*)	**$ 1.95**	1.74	1.42	**7.44**	4.13	4.84
Realized marketing fuel margins (*dollars per barrel*)**	**2.34**	2.19	1.87	**8.29**	5.96	6.34

* *Includes other nonfuel revenues and expenses.*

** *Realized marketing fuel margins per barrel, as presented, are calculated using the underlying realized marketing fuel margin amounts, in dollars, divided by sales volumes, in barrels. As such, recalculated per barrel amounts using the rounded margins and barrels presented may differ from the presented per barrel amounts.*

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instrument Market Risk

We and certain of our subsidiaries are exposed to market risks produced by changes in the prices of crude oil, refined petroleum product, NGL, natural gas, renewable feedstock and electric power, as well as fluctuations in interest rates and foreign currency exchange rates. We and certain of our subsidiaries may hold and use derivative contracts to manage these risks.

As a result of the merger, we included the assets and liabilities of DCP Midstream, LLC's Class A Segment (DCP Midstream Class A Segment), DCP Sand Hills Pipeline, LLC and DCP Southern Hills Pipeline, LLC in our consolidated balance sheet as of December 31, 2022, and the results of their operations and cash flows are reported in our consolidated statements of operations and cash flows from August 18, 2022 through December 31, 2022.

DCP Midstream Class A Segment's market risks are solely attributable to market risks of DCP Midstream, LP (DCP LP), because DCP LP is the sole operational asset in DCP Midstream Class A Segment.

DCP LP is exposed to market risks, including changes in commodity prices and interest rates. DCP LP uses financial instruments such as forward contracts, swaps and futures to mitigate the effects of these risks. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, in the Notes to Consolidated Financial Statements, for additional information on the structure of the merger.

Commodity Price Risk
Generally, our policy is to remain exposed to the market prices of commodities. Consistent with this policy, we use derivative contracts to convert our exposure from fixed-price sales or purchase contracts, often specified in contracts with refined petroleum product customers, back to floating market prices. We also use futures, forwards, swaps and options in various markets to accomplish the following objectives:

- Balance physical systems or meet our refinery requirements and market demand. In addition to cash settlement prior to contract expiration, certain exchange-traded futures may be settled by physical delivery of the underlying commodity.

- Enable us to use the market knowledge gained from our physical commodity market activities to capture market opportunities, such as moving physical commodities to more profitable locations, storing commodities to capture seasonal or time premiums, and blending commodities to capture quality upgrades. Derivatives may be utilized to optimize these activities.

- Manage the risk to our cash flows from price exposures on specific crude oil, refined petroleum product, NGL, renewable feedstock and natural gas transactions.

These objectives optimize the value of our supply chain and may reduce our exposure to fluctuations in market prices.

Phillips 66's use of derivative instruments is governed by an "Authority Limitations" document approved by our Board of Directors. This document prohibits the use of highly leveraged derivatives or derivative instruments without sufficient market liquidity for comparable valuations, and establishes Value at Risk (VaR) limits. Compliance with these limits is monitored daily by our global risk group.

Phillips 66 uses a VaR model to estimate the loss in fair value that could potentially result on a single day from the effect of adverse changes in market conditions on the derivative commodity instruments held or issued. Using Monte Carlo simulation, a 95% confidence level and a one-day holding period, the VaR for derivative commodity instruments issued or held at December 31, 2022 and 2021, was immaterial to our cash flows and results of operations.

DCP LP's use of derivative instruments is governed by a comprehensive risk management policy and a risk management committee that monitors and manages market risks associated with commodity prices. The risk management committee is composed of DCP LP's senior executives who receive regular briefings on positions and exposures, credit exposures and overall risk management in the context of market activities. The risk management committee is responsible for the overall management of commodity price and credit risks, including monitoring exposure limits. The estimated loss in fair value that could potentially result on a single day from the effect of adverse changes in market conditions on derivative commodity instruments held or issued is not expected to be material to our cash flows and results of operations.

Interest Rate Risk

Our use of fixed- or variable-rate debt directly exposes us to interest rate risk. Fixed-rate debt, such as our senior notes, exposes us to changes in the fair value of our debt due to changes in market interest rates. Fixed-rate debt also exposes us to the risk that we may need to refinance maturing debt with new debt at higher rates, or that we may be obligated to pay rates higher than the current market. Variable-rate debt, such as our floating-rate notes or borrowings under our revolving credit facility, exposes us to short-term changes in market rates that impact our interest expense. The following tables provide information about our debt instruments that are sensitive to changes in U.S. interest rates. These tables present principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on effective rates at each reporting date. The carrying amount of our floating-rate debt approximates its fair value. The fair value of the fixed-rate financial instruments is estimated based on observable market prices.

	Millions of Dollars, Except as Indicated			
Expected Maturity Date	Fixed Rate Maturity	Average Interest Rate	Floating Rate Maturity	Average Interest Rate
Year-End 2022				
2023	**$ 500**	**3.88 %**	**$ —**	**— %**
2024	**1,100**	**1.32**	**40**	**5.33**
2025	**1,975**	**4.43**	**—**	**—**
2026	**992**	**2.42**	**—**	**—**
2027	**500**	**5.63**	**—**	**—**
Remaining years	**12,040**	**4.67**	**25**	**4.72**
Total	**$ 17,107**		**$ 65**	
Fair value	**$ 15,871**		**$ 65**	

	Millions of Dollars, Except as Indicated			
Expected Maturity Date	Fixed Rate Maturity	Average Interest Rate	Floating Rate Maturity	Average Interest Rate
Year-End 2021				
2022	$ 1,000	4.30 %	$ 450	0.98 %
2023	500	3.70	—	—
2024	1,100	1.32	—	—
2025	1,150	3.74	—	—
2026	1,000	2.43	—	—
Remaining years	9,026	4.31	25	0.70
Total	$ 13,776		$ 475	
Fair value	$ 15,353		$ 475	

Foreign Currency Risk
We are exposed to foreign currency exchange rate fluctuations related to our international operations. Generally, we do not hedge our foreign currency risk.

Phillips 66's Chief Executive Officer and Chief Financial Officer monitor risks effecting its operations resulting from commodity prices, interest rates and foreign currency exchange rates. In addition, DCP LP's risk management committee monitors risks effecting its operations resulting from commodity prices and interest rates.

For additional information about our use of derivative instruments, see Note 17—Derivatives and Financial Instruments, in the Notes to Consolidated Financial Statements.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can normally identify our forward-looking statements by the words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions that convey the prospective nature of events or outcomes, but the absence of such words does not mean a statement is not forward-looking.

We based the forward-looking statements on our current expectations, estimates and projections about us, our operations, our joint ventures and entities in which we have equity interests, as well as the industries in which we and they operate. We caution you not to place undue reliance on these forward-looking statements as they are not guarantees of future performance and involve assumptions that, while made in good faith, may prove to be incorrect, and involve risks and uncertainties we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in any forward-looking statements. Such differences could result from a variety of factors, including:

- Fluctuations in NGL, crude oil, refined petroleum product and natural gas prices and refining, marketing and petrochemical margins.
- Changes in governmental policies relating to NGL, crude oil, natural gas or refined petroleum products pricing, regulation or taxation, including exports.
- Capacity constraints in, or other limitations on, the pipelines, storage and fractionation facilities to which we deliver natural gas or NGL and the availability of alternative markets and arrangements for our natural gas and NGL.
- Actions taken by OPEC and non-OPEC oil producing countries impacting supply and demand and correspondingly, commodity prices.
- The ability to achieve the expected benefits of the integration of DCP LP and any other benefits that may result from the buy-in of DCP’s publicly-held common units, if consummated.
- Unexpected changes in costs or technical requirements for constructing, modifying or operating our facilities or transporting our products.
- Unexpected technological or commercial difficulties in manufacturing, refining or transporting our products, including chemical products.
- Lack of, or disruptions in, adequate and reliable transportation for our NGL, crude oil, natural gas and refined petroleum products.
- The level and success of drilling and quality of production volumes around our midstream assets.
- The inability to timely obtain or maintain permits, including those necessary for capital projects.
- The inability to comply with government regulations or make capital expenditures required to maintain compliance.
- Changes to worldwide government policies relating to renewable fuels, climate change and greenhouse gas emissions that adversely affect programs like the renewable fuel standards program, low carbon fuel standards and tax credits for biofuels.
- General domestic and international economic and political developments including armed hostilities, including the Russia-Ukraine war, expropriation of assets, and other political, economic or diplomatic developments, including those caused by public health issues, outbreaks of diseases and pandemics.
- The impact on commercial activity and demand for refined petroleum products from any widespread public health crisis, as well as the extent and duration of recovery of economies and demand for our products following any such crisis.

- Failure to complete definitive agreements and feasibility studies for, and to complete construction of, announced and future capital projects on time and within budget.
- Potential disruption or interruption of our operations or damage to our facilities due to accidents, weather and climate events, civil unrest, insurrections, political events, terrorism or cyberattacks.
- The inability to meet our sustainability goals, including reducing our GHG emissions intensity, developing and protecting new technologies, and commercializing lower-carbon opportunities.
- Failure of new products and services to achieve market acceptance.
- International monetary conditions and exchange controls.
- Substantial investments required, or reduced demand for products, as a result of existing or future environmental rules and regulations, including GHG emissions reductions and reduced consumer demand for refined petroleum products.
- Liability resulting from litigation or for remedial actions, including removal and reclamation obligations under environmental regulations.
- Changes in tax, environmental and other laws and regulations (including alternative energy mandates) applicable to our business.
- Political and societal concerns about climate change that could result in changes to our business or operations or increase expenditures, including litigation-related expenses.
- Changes in estimates or projections used to assess fair value of intangible assets, goodwill and property and equipment and/or strategic decisions or other developments with respect to our asset portfolio that cause impairment charges.
- Limited access to capital or significantly higher cost of capital related to changes to our credit profile or illiquidity or uncertainty in the domestic or international financial markets.
- The creditworthiness of our customers and the counterparties to our transactions, including the impact of bankruptcies.
- The operation, financing and distribution decisions of our joint ventures that we do not control.
- The factors generally described in “Item 1A. Risk Factors” in this report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PHILLIPS 66

INDEX TO FINANCIAL STATEMENTS

Report of Management

Management prepared, and is responsible for, the consolidated financial statements and the other information appearing in this Annual Report. The consolidated financial statements present fairly the company's financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States. In preparing its consolidated financial statements, the company includes amounts that are based on estimates and judgments management believes are reasonable under the circumstances. The company's financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm appointed by the Audit and Finance Committee of the Board of Directors. Management has made available to Ernst & Young LLP all of the company's financial records and related data, as well as the minutes of stockholders' and directors' meetings.

Assessment of Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Phillips 66's internal control system was designed to provide reasonable assurance to the company's management and directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* (2013). Based on this assessment, management concluded the company's internal control over financial reporting was effective as of December 31, 2022.

On August 17, 2022, the company and a co-venturer completed the merger of DCP Midstream, LLC and Gray Oak Holdings, LLC. As a result of the merger and the governance rights delegated to the company over DCP Midstream, LLC's Class A Segment, the company began consolidating the financial results of DCP Midstream, LLC's Class A Segment, DCP Sand Hills Pipeline, LLC and DCP Southern Hills Pipeline, LLC. The company has accounted for the consolidation of these entities as a business combination. Accordingly, the acquired assets and assumed liabilities of these entities are included in our consolidated balance sheet as of December 31, 2022, and the results of operations and cash flows of these entities are reported in our consolidated statements of operations and cash flows from August 18, 2022 through December 31, 2022. As permitted by the Securities and Exchange Commission for acquisitions completed during the reporting year, we have elected to exclude these entities from the company's assessment of internal control over financial reporting as of December 31, 2022. These entities represented approximately 22% of consolidated total assets as of December 31, 2022 and approximately 3% of total revenues and other income for the year ended December 31, 2022.

Ernst & Young LLP has issued an audit report on the company's internal control over financial reporting as of December 31, 2022, and their report is included herein.

/s/ Mark E. Lashier	/s/ Kevin J. Mitchell
Mark E. Lashier	**Kevin J. Mitchell**
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Date: February 22, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Phillips 66

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Phillips 66 (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, based on our audits and, for 2022, the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We did not audit the 2022 financial statements of DCP Midstream, LP (DCP LP), a consolidated subsidiary, which reflect total assets constituting approximately 18% at December 31, 2022, and total revenues constituting approximately 3% for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DCP LP for 2022, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit and finance committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Consolidation of DCP Midstream
Description of the Matter	As discussed in Note 3 to the consolidated financial statements, the Company and its co-venturer merged DCP Midstream, LLC (DCP Midstream) and Gray Oak Holdings LLC (Gray Oak Holdings) on August 17, 2022, with DCP Midstream as the surviving entity. The Company determined that each of the two classes of membership interests (the Class A and B Segments) of DCP Midstream should be evaluated for consolidation separately under the variable interest consolidation model. The Company determined it is the primary beneficiary of the Class A Segment due to the governance rights it has as the managing member of that segment, and the initial consolidation was accounted for as a business combination. The Class B Segment is accounted for using the equity method of accounting. Evaluating the Company's determination that the Class A and B Segments should be evaluated for consolidation separately was complex and required us to use significant judgment when assessing the effect of the contractual rights and obligations of the Company and its co-venturer in DCP Midstream and the Class A and B Segments on such determination.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over its application of the variable interest consolidation model to DCP Midstream. To test the Company's application of the variable interest consolidation model, our audit procedures included identifying the relevant contractual rights and obligations of the Company and its co-venturer in DCP Midstream and the Class A and B Segments, making inquiries of management and legal counsel as to the interpretation and operation of such terms, and evaluating their effect on the Company's consolidation conclusions. In particular, significant judgment was required in evaluating the Company's determination that essentially all of the assets, liabilities and equity of the Class A and B Segments are separate from the overall DCP Midstream entity, and that the two segments should be separately evaluated for consolidation. We also have evaluated the Company's disclosures in relation to this matter.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Houston, Texas
February 22, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Phillips 66

Opinion on Internal Control over Financial Reporting

We have audited Phillips 66's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Phillips 66 (the Company), maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Report of Management, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DCP Midstream, LLC's Class A Segment, DCP Sand Hills Pipeline, LLC and DCP Southern Hills Pipeline, LLC, which are included in the 2022 consolidated financial statements of the Company and constituted approximately 22% of total assets as of December 31, 2022 and approximately 3% of total revenues and other income, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of DCP Midstream, LLC's Class A Segment, DCP Sand Hills Pipeline, LLC and DCP Southern Hills Pipeline, LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 22, 2023, expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading "Assessment of Internal Control Over Financial Reporting" in the accompanying "Report of Management." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Houston, Texas
February 22, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors of DCP Midstream GP, LLC and the Unitholders of DCP Midstream, LP

Opinion on the Financial Statements

We have audited the consolidated balance sheets of DCP Midstream, LP and subsidiaries (the "Partnership") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Gulf Coast Express Pipeline, LLC, the Partnership's investment which is accounted for by use of the equity method. The consolidated financial statements of the Partnership include its equity investment in Gulf Coast Express Pipeline, LLC of $408 million and $422 million as of December 31, 2022 and 2021, and its equity earnings in Gulf Coast Express Pipeline, LLC of $67 million, $63 million, and $66 million for the years ended December 31, 2022, 2021, and 2020, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gulf Coast Express Pipeline, LLC is based solely on the report of the other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2022, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2023, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Property, Plant and Equipment, Net - Determination of Impairment Indicators– Refer to Notes 2, 10 and 13 to the financial statements

Critical Audit Matter Description

The Partnership periodically evaluates whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of long-lived assets may not be recoverable. Management considers various factors when determining if long-lived assets should be evaluated for impairment including a significant adverse change in the business climate, a current period operating or cash flow loss combined with a history of losses, a significant adverse change in the extent or manner in which an asset is used, or a current expectation that the asset will be sold or otherwise disposed of before the end of its useful life.

The Partnership's determination of whether impairment indicators exist for long-lived assets requires management to apply significant judgment. When events or circumstances exist that indicate the carrying value of long-lived assets may not be recoverable, the Partnership evaluates its long-lived assets for impairment by comparing the carrying amount of the applicable asset group to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset ("recoverability analysis"). If management determines the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value. The property, plant and equipment, net balance was $7,763 million as of December 31, 2022.

We identified the identification of impairment indicators for property, plant and equipment and the associated recoverability analysis as a critical audit matter because of the significant assumptions management makes when determining whether events or changes in circumstances have occurred indicating that the carrying amounts of property, plant and equipment may not be recoverable as well as the significant judgements and assumptions made in the undiscounted cash flow analysis used to evaluate recoverability.

This required a high degree of auditor judgment, including an increased extent of effort related to evaluating indicators of impairment and auditing whether management appropriately identified impairment indicators and assessed recoverability.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the identification of impairment indicators and recoverability analysis for long-lived assets included the following, among others:

- We tested the effectiveness of internal controls over financial reporting related to management's identification of possible impairment indicators for long-lived assets that may indicate the carrying amount of long-lived assets may not be recoverable.

- We tested the effectiveness of controls over estimates of future volumes of raw natural gas, or other applicable throughput.

- We evaluated management’s analysis of impairment indicators by:
    - Assessing whether long-lived assets having indicators of impairment were appropriately identified
    - Considering industry and analysts reports and the impact of macroeconomic factors, such as adverse changes in the regulatory environment, legislation or other factors that may represent impairment indicators not previously contemplated in management's analysis
    - Evaluating management’s judgments around historical trends, macroeconomic and industry conditions, and whether projections are consistent with the Partnership’s operating strategy
    - Evaluating management’s forecasts by comparing such forecasts to: information included in the Partnership's public disclosures, recent results of operations, trends in operational data for asset groups such as measures of profitability over recent years and quarters
    - Inquiry of management over whether long-lived assets may be sold or otherwise disposed of significantly before the end of the assets' previously estimated useful life
    - Inspecting minutes of the board of directors and committees of executive management to understand if there were factors that would represent potential impairment indicators for long-lived assets
- For asset groups for which a recoverability analysis was performed, we evaluated management’s estimates of future volumes by:
    - Comparing recent actual results to management’s historical forecasts
    - Evaluating the reasonableness of volumetric assumptions by comparing forecasts to permits and rig count data
    - Researching industry trends
    - Performing a sensitivity analysis to evaluate the change in undiscounted cash flows that would result from changes in underlying volumetric assumptions
    - Comparing historical results to management’s future assumptions

/s/ Deloitte & Touche LLP

Denver, Colorado
February 17, 2023

We have served as the Partnership’s auditor since 2004.

Years Ended December 31	Millions of Dollars 2022	2021	2020
Revenues and Other Income			
Sales and other operating revenues	$ **169,990**	111,476	64,129
Equity in earnings of affiliates	**2,968**	2,904	1,191
Net gain on dispositions	**7**	18	108
Other income	**2,737**	454	66
Total Revenues and Other Income	**175,702**	114,852	65,494
Costs and Expenses			
Purchased crude oil and products	**149,932**	102,102	57,707
Operating expenses	**6,111**	5,147	4,563
Selling, general and administrative expenses	**2,168**	1,744	1,544
Depreciation and amortization	**1,629**	1,605	1,395
Impairments	**60**	1,498	4,252
Taxes other than income taxes	**530**	410	464
Accretion on discounted liabilities	**23**	24	22
Interest and debt expense	**619**	581	499
Foreign currency transaction (gains) losses	**(9)**	1	12
Total Costs and Expenses	**161,063**	113,112	70,458
Income (loss) before income taxes	**14,639**	1,740	(4,964)
Income tax expense (benefit)	**3,248**	146	(1,250)
Net Income (Loss)	**11,391**	1,594	(3,714)
Less: net income attributable to noncontrolling interests	**367**	277	261
Net Income (Loss) Attributable to Phillips 66	$ **11,024**	1,317	(3,975)
Net Income (Loss) Attributable to Phillips 66 Per Share of Common Stock *(dollars)*			
Basic	$ **23.36**	2.97	(9.06)
Diluted	**23.27**	2.97	(9.06)
Weighted-Average Common Shares Outstanding *(thousands)*			
Basic	**471,497**	440,028	439,530
Diluted	**473,731**	440,364	439,530

See Notes to Consolidated Financial Statements.

Years Ended December 31		Millions of Dollars 2022	2021	2020
Net Income (Loss)	**$**	**11,391**	1,594	(3,714)
Other comprehensive income (loss)				
Defined benefit plans				
Net actuarial gain (loss) arising during the period		**191**	320	(261)
Amortization of net actuarial loss, prior service credit and settlements		**90**	122	144
Plans sponsored by equity affiliates		**80**	96	(77)
Income taxes on defined benefit plans		**(85)**	(127)	41
Defined benefit plans, net of income taxes		**276**	411	(153)
Foreign currency translation adjustments		**(295)**	(74)	156
Income taxes on foreign currency translation adjustments		**4**	4	(5)
Foreign currency translation adjustments, net of income taxes		**(291)**	(70)	151
Cash flow hedges		**—**	3	(5)
Income taxes on hedging activities		**—**	—	1
Hedging activities, net of income taxes		**—**	3	(4)
Other Comprehensive Income (Loss), Net of Income Taxes		**(15)**	344	(6)
Comprehensive Income (Loss)		**11,376**	1,938	(3,720)
Less: comprehensive income attributable to noncontrolling interests		**367**	277	261
Comprehensive Income (Loss) Attributable to Phillips 66	**$**	**11,009**	1,661	(3,981)

See Notes to Consolidated Financial Statements.

At December 31		Millions of Dollars 2022	2021
Assets			
Cash and cash equivalents	$	**6,133**	3,147
Accounts and notes receivable (net of allowances of $67 million in 2022 and $44 million in 2021)		**9,497**	6,138
Accounts and notes receivable—related parties		**1,488**	1,332
Inventories		**3,276**	3,394
Prepaid expenses and other current assets		**1,528**	686
Total Current Assets		**21,922**	14,697
Investments and long-term receivables		**14,950**	14,471
Net properties, plants and equipment		**35,163**	22,435
Goodwill		**1,486**	1,484
Intangibles		**831**	813
Other assets		**2,090**	1,694
Total Assets	$	**76,442**	55,594
Liabilities			
Accounts payable	$	**10,748**	7,629
Accounts payable—related parties		**575**	832
Short-term debt		**529**	1,489
Accrued income and other taxes		**1,397**	1,254
Employee benefit obligations		**764**	638
Other accruals		**1,876**	959
Total Current Liabilities		**15,889**	12,801
Long-term debt		**16,661**	12,959
Asset retirement obligations and accrued environmental costs		**879**	727
Deferred income taxes		**6,671**	5,475
Employee benefit obligations		**937**	1,055
Other liabilities and deferred credits		**1,299**	940
Total Liabilities		**42,336**	33,957
Equity			
Common stock (2,500,000,000 shares authorized at $0.01 par value) Issued (2022—652,373,645 shares; 2021—650,026,318 shares)			
Par value		**7**	7
Capital in excess of par		**19,791**	20,504
Treasury stock (at cost: 2022—186,529,667 shares; 2021—211,771,827 shares)		**(15,276)**	(17,116)
Retained earnings		**25,432**	16,216
Accumulated other comprehensive loss		**(460)**	(445)
Total Stockholders’ Equity		**29,494**	19,166
Noncontrolling interests		**4,612**	2,471
Total Equity		**34,106**	21,637
Total Liabilities and Equity	$	**76,442**	55,594

See Notes to Consolidated Financial Statements.

Years Ended December 31		Millions of Dollars 2022	2021	2020
Cash Flows From Operating Activities				
Net income (loss)	$	**11,391**	1,594	(3,714)
Adjustments to reconcile net income (loss) to net cash provided by operating activities				
Depreciation and amortization		**1,629**	1,605	1,395
Impairments		**60**	1,498	4,252
Accretion on discounted liabilities		**23**	24	22
Deferred income taxes		**1,320**	(272)	126
Undistributed equity earnings		**(1,308)**	(128)	334
Net gain on dispositions		**(7)**	(7)	(108)
Gain related to merger of businesses		**(3,013)**	—	—
Unrealized investment (gain) loss		**433**	(365)	—
Other		**217**	(51)	130
Working capital adjustments				
Accounts and notes receivable		**(2,073)**	(922)	2,023
Inventories		**74**	511	(71)
Prepaid expenses and other current assets		**(249)**	(339)	92
Accounts payable		**1,736**	2,925	(2,887)
Taxes and other accruals		**580**	(56)	517
Net Cash Provided by Operating Activities		**10,813**	6,017	2,111
Cash Flows From Investing Activities				
Capital expenditures and investments		**(2,194)**	(1,860)	(2,920)
Return of investments in equity affiliates		**125**	267	192
Proceeds from asset dispositions		**4**	27	51
Advances/loans—related parties		**(75)**	(310)	(316)
Collection of advances/loans—related parties		**662**	2	44
Other		**(10)**	2	(130)
Net Cash Used in Investing Activities		**(1,488)**	(1,872)	(3,079)
Cash Flows From Financing Activities				
Issuance of debt		**453**	1,443	5,178
Repayment of debt		**(2,883)**	(2,954)	(1,051)
Issuance of common stock		**103**	26	8
Repurchase of common stock		**(1,513)**	—	(443)
Dividends paid on common stock		**(1,793)**	(1,585)	(1,575)
Distributions to noncontrolling interests		**(185)**	(324)	(289)
Repurchase of noncontrolling interests		**(500)**	(24)	—
Net proceeds from issuance of Phillips 66 Partners LP common and preferred units		**—**	—	2
Other		**(70)**	(52)	(39)
Net Cash Provided by (Used in) Financing Activities		**(6,388)**	(3,470)	1,791
Effect of Exchange Rate Changes on Cash and Cash Equivalents		**49**	(42)	77
Net Change in Cash and Cash Equivalents		**2,986**	633	900
Cash and cash equivalents at beginning of year		**3,147**	2,514	1,614
Cash and Cash Equivalents at End of Year	$	**6,133**	3,147	2,514

See Notes to Consolidated Financial Statements.

	Millions of Dollars						
	Attributable to Phillips 66						
	Common Stock						
	Par Value	Capital in Excess of Par	Treasury Stock	Retained Earnings	Accum. Other Comprehensive Loss	Noncontrolling Interests	Total
December 31, 2019	$ 6	20,301	(16,673)	22,064	(788)	2,259	27,169
Net income (loss)	—	—	—	(3,975)	—	261	(3,714)
Other comprehensive loss	—	—	—	—	(6)	—	(6)
Dividends paid on common stock	—	—	—	(1,575)	—	—	(1,575)
Repurchase of common stock	—	—	(443)	—	—	—	(443)
Benefit plan activity	—	80	—	(12)	—	—	68
Transfer of equity interest	—	2	—	—	—	305	307
Net distributions to noncontrolling interests	—	—	—	—	—	(285)	(285)
Other	—	—	—	(2)	5	(1)	2
December 31, 2020	6	20,383	(17,116)	16,500	(789)	2,539	21,523
Net income	—	—	—	1,317	—	277	1,594
Other comprehensive income	—	—	—	—	344	—	344
Dividends paid on common stock	—	—	—	(1,585)	—	—	(1,585)
Benefit plan activity	1	121	—	(14)	—	—	108
Distributions to noncontrolling interests	—	—	—	—	—	(324)	(324)
Repurchase of noncontrolling interests	—	—	—	(2)	—	(21)	(23)
December 31, 2021	7	20,504	(17,116)	16,216	(445)	2,471	21,637
Net income	**—**	**—**	**—**	**11,024**	**—**	**367**	**11,391**
Other comprehensive loss	**—**	**—**	**—**	**—**	**(15)**	**—**	**(15)**
Dividends paid on common stock	**—**	**—**	**—**	**(1,793)**	**—**	**—**	**(1,793)**
Repurchase of common stock	**—**	**—**	**(1,540)**	**—**	**—**	**—**	**(1,540)**
Benefit plan activity	**—**	**188**	**—**	**(15)**	**—**	**—**	**173**
Distributions to noncontrolling interests	**—**	**—**	**—**	**—**	**—**	**(185)**	**(185)**
Acquisition of noncontrolling interest in Phillips 66 Partners LP	**—**	**(901)**	**3,380**	**—**	**—**	**(2,163)**	**316**
Merger of DCP Midstream, LLC and Gray Oak Holdings LLC	**—**	**—**	**—**	**—**	**—**	**4,622**	**4,622**
Acquisition of noncontrolling interest in DCP Midstream, LP	**—**	**—**	**—**	**—**	**—**	**(500)**	**(500)**
December 31, 2022	**$ 7**	**19,791**	**(15,276)**	**25,432**	**(460)**	**4,612**	**34,106**

	Shares	
	Common Stock Issued	Treasury Stock
December 31, 2019	647,416,633	206,390,806
Repurchase of common stock	—	5,381,021
Shares issued—share-based compensation	1,226,590	—
December 31, 2020	648,643,223	211,771,827
Shares issued—share-based compensation	1,383,095	—
December 31, 2021	650,026,318	211,771,827
Repurchase of common stock	**—**	**16,583,076**
Shares issued—share-based compensation	**2,347,327**	**—**
Shares issued—acquisition of noncontrolling interest in Phillips 66 Partners LP	**—**	**(41,825,236)**
December 31, 2022	**652,373,645**	**186,529,667**

	Dollars
Years Ended December 31	Dividends Paid Per Share of Common Stock
2020	$ 3.60
2021	3.62
2022	**3.83**

See Notes to Consolidated Financial Statements.

Note 1—Summary of Significant Accounting Policies

Consolidation Principles and Investments
Our consolidated financial statements include the accounts of majority-owned, controlled subsidiaries and variable interest entities (VIEs) where we are the primary beneficiary. Undivided interests in pipelines, natural gas plants and terminals are consolidated on a proportionate basis. See Note 29—DCP Midstream Class A Segment for further discussion about a significant VIE that we began consolidating in August 2022, and Note 30—Phillips 66 Partners LP, for further discussion regarding our merger with Phillips 66 Partners LP (Phillips 66 Partners).

The equity method is used to account for investments in affiliates in which we have the ability to exert significant influence over the affiliates' operating and financial policies, including VIEs, of which we are not the primary beneficiary. Other securities and investments are generally carried at fair value, or cost less impairments, if any, adjusted up or down for price changes in similar financial instruments issued by the investee, when and if observed. See Note 8—Investments, Loans and Long-Term Receivables, for further discussion on our significant unconsolidated VIEs.

Recasted Financial Information
Certain prior period financial information has been recasted to reflect the current year's presentation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Foreign Currency
Adjustments resulting from the process of translating financial statements with foreign functional currencies into U.S. dollars are included in accumulated other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses result from remeasuring monetary assets and liabilities denominated in a foreign currency into the functional currency of our subsidiary holding the asset or liability. We include these transaction gains and losses in current earnings (loss). Most of our foreign operations use their local currency as the functional currency.

Cash Equivalents
Cash equivalents are highly liquid, short-term investments that are readily convertible to known amounts of cash and will mature within 90 days or less from the date of acquisition. We carry these investments at cost plus accrued interest.

Inventories
We have several valuation methods for our various types of inventories and consistently use the following methods for each type of inventory. Crude oil and petroleum products inventories are valued at the lower of cost or market in the aggregate, primarily on the last-in, first-out (LIFO) basis. Any necessary lower-of-cost-or-market write-downs at year end are recorded as permanent adjustments to the LIFO cost basis. LIFO is used to better match current inventory costs with current revenues and to meet tax-conformity requirements. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies inventories are valued using the weighted-average-cost method.

Fair Value Measurements
We categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability that are used to measure fair value to the extent that relevant observable inputs are not available, and that reflect the assumptions we believe market participants would use when pricing an asset or liability for which there is little, if any, market activity at the measurement date.

Derivative Instruments
Derivative instruments are recorded on the balance sheet at fair value. We have master netting agreements with most of our exchange-cleared instrument counterparties and certain of our counterparties to other commodity instrument contracts (e.g., physical commodity forward contracts). We have elected to net derivative assets and liabilities with the same counterparty on the balance sheet if the legal right of offset exists and certain other criteria are met. When applicable, we also net collateral payables and receivables against derivative assets and derivative liabilities, respectively.

Recognition and classification of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. All realized and unrealized gains and losses from derivative instruments for which we do not apply hedge accounting are immediately recognized in our consolidated statement of operations. Unrealized gains or losses from derivative instruments that qualify for and are designated as cash flow hedges are recognized in other comprehensive income (loss) and appear on the balance sheet in accumulated other comprehensive income (loss) until the hedged transactions are recognized in earnings. However, to the extent the change in the fair value of a derivative instrument exceeds the change in the anticipated cash flows of the hedged transaction, the excess gain or loss is recognized immediately in earnings.

Loans and Long-Term Receivables
We enter into agreements with other parties to pursue business opportunities, which may require us to provide loans or advances to certain affiliated and nonaffiliated companies. Loans are recorded when cash is transferred or seller financing is provided to the affiliated or nonaffiliated company pursuant to a loan agreement. The loan balance will increase as interest is earned on the outstanding loan balance and will decrease as interest and principal payments are received. Interest is earned at the loan agreement's stated interest rate. Loans and long-term receivables are evaluated for impairment based on an expected credit loss assessment.

Impairment of Investments in Nonconsolidated Entities
Investments in nonconsolidated entities accounted for under the equity method are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred. When indicators exist, the fair value is estimated and compared to the investment carrying value. If any impairment is judgmentally determined to be other than temporary, the carrying value of the investment is written down to fair value. The fair value of the impaired investment is determined based on quoted market prices, if available, or upon the present value of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants and observed market earnings multiples of comparable companies.

Depreciation and Amortization
Depreciation and amortization of properties, plants and equipment (PP&E) are determined by either the individual-unit-straight-line method or the group-straight-line method (for those individual units that are highly integrated with other units).

Capitalized Interest
A portion of interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the related asset, and is amortized over the useful life of the related asset.

Impairment of Properties, Plants and Equipment
PP&E used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If indicators of potential impairment exist, an undiscounted cash flow test is performed. If the sum of the undiscounted expected future before-tax cash flows of an asset group is less than the carrying value of the asset group, including applicable liabilities, the carrying value of the PP&E included in the asset group is written down to estimated fair value and the write down is reported in the "Impairments" line item on our consolidated statement of operations in the period in which the impairment determination is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are available. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined using one or more of the following methods: the present values of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants; a market multiple of earnings for similar assets; historical market transactions including similar assets, adjusted using principal market participant assumptions when necessary; or replacement cost adjusted for physical deterioration and economic obsolescence. Long-lived assets held for sale are accounted for at the lower of amortized cost or fair value, less cost to sell, with fair value determined using a binding negotiated price, if available, estimated replacement cost, or present value of expected future cash flows as previously described.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future volumes, prices, costs, margins and capital project decisions, considering all available evidence at the date of review.

Property Dispositions
When complete units of depreciable property are sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the "Net gain on dispositions" line item on our consolidated statement of operations. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in a business combination. Goodwill is not amortized, but is assessed for impairment annually and when events or changes in circumstance indicate that the fair value of a reporting unit with goodwill is below its carrying value. The impairment assessment requires allocating goodwill and other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, an impairment is recognized for the amount by which the book value exceeds the reporting unit's fair value. A goodwill impairment cannot exceed the total amount of goodwill allocated to that reporting unit. For purposes of assessing goodwill for impairment, we have two reporting units with goodwill balances at our 2022 testing date: Transportation and Marketing and Specialties (M&S).

Intangible Assets Other Than Goodwill
Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Each reporting period, we evaluate intangible assets with indefinite useful lives to determine whether events and circumstances continue to support this classification. Indefinite-lived intangible assets are considered impaired if their fair value is lower than their net book value. The fair value of intangible assets is determined based on quoted market prices in active markets, if available. If quoted market prices are not available, the fair value of intangible assets is determined based upon the present values of expected future cash flows using discount rates and other assumptions believed to be consistent with those used by principal market participants, or upon estimated replacement cost, if expected future cash flows from the intangible asset are not determinable.

Asset Retirement Obligations
When we have a legal obligation to incur costs to retire an asset, we record a liability in the period in which the obligation was incurred provided that a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made at the time the obligation arises, we record the liability when sufficient information is available to estimate its fair value. When a liability is initially recorded, we capitalize the costs by increasing the carrying amount of the related PP&E. Over time, the liability is increased for changes in present value, and the capitalized costs in PP&E are depreciated over the useful life of the related assets. If our estimate of the liability changes after initial recognition, we record an adjustment to the liability and PP&E.

Our practice is to keep our refining and other processing assets in good operating condition through routine repair and maintenance of component parts in the ordinary course of business and by continuing to make improvements based on technological advances. As a result, we believe that generally these assets have no expected retirement dates for purposes of estimating asset retirement obligations since the dates or ranges of dates upon which we would retire these assets cannot be reasonably estimated at this time. We will recognize liabilities for these obligations in the period when sufficient information becomes available to estimate a date or range of potential retirement dates.

Environmental Costs
Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. When environmental assessments or cleanups are probable and the costs can be reasonably estimated, environmental expenditures are accrued on an undiscounted basis (unless acquired in a business combination). Recoveries of environmental remediation costs from other parties, such as state reimbursement funds, are recorded as a reduction to environmental expenditures.

Guarantees
The fair value of a guarantee is determined and recorded as a liability at the time the guarantee is given. The initial liability is subsequently reduced as we are released from exposure under the guarantee. We amortize the guarantee liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of guarantee. We amortize the guarantee liability to the related statement of operations line item based on the nature of the guarantee. In cases where the guarantee term is indefinite, we reverse the liability when we have information to support the reversal. When the performance on the guarantee becomes probable and the liability can be reasonably estimated, we accrue a separate liability for the excess amount above the guarantee's book value based on the facts and circumstances at that time. We reverse the fair value liability only when there is no further exposure under the guarantee.

Treasury Stock
We record treasury stock purchases at cost, which includes incremental direct transaction costs. Amounts are recorded as reductions of stockholders' equity on the consolidated balance sheet. Common stock reissued from treasury stock is valued based on the average cost of historical repurchases.

Revenue Recognition
Our revenues are primarily associated with sales of refined petroleum products, crude oil, natural gas liquids (NGL) and natural gas. Each gallon, or other unit of measure of product, is separately identifiable and represents a distinct performance obligation to which a transaction price is allocated. The transaction prices of our contracts with customers are either fixed or variable, with variable pricing based upon various market indices. For our contracts that include variable consideration, we utilize the variable consideration allocation exception, whereby the variable consideration is only allocated to the performance obligations that are satisfied during the period. The related revenue is recognized at a point in time when control passes to the customer, which is when title and the risk of ownership passes to the customer and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry. The payment terms with our customers vary based on the product or service provided, but usually are 30 days or less.

Revenues associated with pipeline transportation services are recognized at a point in time when the volumes are delivered based on contractual rates. Revenues associated with terminaling and storage services are recognized over time as the services are performed based on throughput volume or capacity utilization at contractual rates.

Revenues associated with transactions commonly called buy/sell contracts, in which the purchase and sale of inventory with the same counterparty are entered into in contemplation of one another, are combined and reported in the "Purchased crude oil and products" line item on our consolidated statement of operations (i.e., these transactions are recorded net).

Taxes Collected from Customers and Remitted to Governmental Authorities
Excise taxes on sales of refined petroleum products charged to our customers are presented net of taxes on sales of refined petroleum products payable to governmental authorities in the "Taxes other than income taxes" line item on our consolidated statement of operations. Other sales and value-added taxes are recorded net in the "Taxes other than income taxes" line item on our consolidated statement of operations.

Shipping and Handling Costs
We have elected to account for shipping and handling costs as fulfillment activities and include these activities in the "Purchased crude oil and products" line item on our consolidated statement of operations. Freight costs billed to customers are recorded in "Sales and other operating revenues."

Maintenance and Repairs
Costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Major refinery maintenance turnarounds are expensed as incurred.

Share-Based Compensation
We recognize share-based compensation expense over the shorter of: (1) the service period (i.e., the stated period of time required to earn the award); or (2) the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement, but not less than six months as this is the minimum period of time required for an award not to be subject to forfeiture. Our equity-classified programs generally provide accelerated vesting (i.e., a waiver of the remaining period of service required to earn an award) for awards held by employees at the time they become eligible for retirement (at age 55 with 5 years of service). We have elected to recognize expense on a straight-line basis over the service period for the entire award, irrespective of whether the award was granted with ratable or cliff vesting, and have elected to recognize forfeitures of awards when they occur.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that includes the enactment date. Income tax effects are released from accumulated other comprehensive loss to retained earnings, when applicable, on an individual item basis as those items are reclassified into income. Interest related to unrecognized income tax benefits is reflected in the "Interest and debt expense" line item, and penalties in the "Operating expenses" or "Selling, general and administrative expenses" line items on our consolidated statement of operations.

Note 2—Changes in Accounting Principles

Effective January 1, 2022, we early adopted ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” This pronouncement requires application of ASC 606 "Revenue from Contracts with Customers" ("Topic 606") to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

Effective October 1, 2021, we adopted ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and ASU 2021-01, “Reference Rate Reform (Topic 848): Scope.” These pronouncements provide temporary optional expedients and exceptions to the current guidance on contracts, hedge relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Amendments in ASU 2021-01 further clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. These pronouncements were effective upon issuance and applicable to contract modifications through December 31, 2022. On December 21, 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.” The ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. This pronouncement was also effective upon issuance. The adoption of these pronouncements did not impact our consolidated financial statements.

Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger

On August 17, 2022, we and our co-venturer, Enbridge Inc. (Enbridge), agreed to merge DCP Midstream, LLC (DCP Midstream) and Gray Oak Holdings LLC (Gray Oak Holdings), with DCP Midstream as the surviving entity.

Prior to the merger, we and Enbridge each held a 50% interest and jointly governed DCP Midstream, whose primary assets are its general partner and limited partner interests in DCP Midstream, LP (DCP LP), and we each held indirect economic interests in DCP LP of 28.26%. DCP LP is a VIE because its limited partners do not have the ability to remove its general partner with a simple majority vote, nor do its limited partners have substantive participating rights in the significant decisions made in the ordinary course of business. DCP Midstream ultimately consolidates DCP LP because one of its wholly owned subsidiaries is the primary beneficiary of DCP LP.

We and Enbridge also held 65% and 35% interests, respectively, in Gray Oak Holdings, whose primary asset was a 65% noncontrolling interest in Gray Oak Pipeline, LLC (Gray Oak Pipeline). Our and Enbridge's indirect economic interests in Gray Oak Pipeline were 42.25% and 22.75%, respectively. We had voting control over and consolidated Gray Oak Holdings and reported Gray Oak Holdings' 65% interest in Gray Oak Pipeline as an equity investment and Enbridge's interest in Gray Oak Holdings as a noncontrolling interest.

In connection with the merger, we and Enbridge entered into a Third Amended and Restated Limited Liability Company Agreement of DCP Midstream (Amended and Restated LLC Agreement), which realigned the members' economic interests and governance responsibilities. Under the Amended and Restated LLC Agreement, two classes of membership interests in DCP Midstream were created, Class A and Class B, that are intended to track the assets, liabilities, revenues and expenses of the following operating segments of DCP Midstream:

- Class A Segment comprised of the businesses, activities, assets and liabilities of DCP LP and its subsidiaries and its general partner entities (DCP Midstream Class A Segment).

- Class B Segment comprised of the business, activities, assets and liabilities of Gray Oak Pipeline (DCP Midstream Class B Segment).

We hold a 76.64% Class A membership interest, which represents an indirect economic interest in DCP LP of 43.31%, and a 10% Class B membership interest, which represents an indirect economic interest in Gray Oak Pipeline of 6.5%. Enbridge holds the remaining Class A and Class B membership interests. We have been designated as the managing member of DCP Midstream Class A Segment and are responsible for conducting, directing and managing all activities associated with this segment, except as limited in certain instances. Enbridge has been designated as the managing member of DCP Midstream Class B Segment. Earnings and distributions from each segment are allocated to the members based on their membership interest in each membership class, except as otherwise provided.

DCP Midstream Class A Segment and DCP Midstream Class B Segment were determined to be silos under the variable interest consolidation model. As a result, DCP Midstream was also determined to be a VIE. We determined that we are the primary beneficiary of DCP Midstream Class A Segment because of the governance rights granted to us under the Amended and Restated LLC Agreement as managing member of the segment.

We hold a 33.33% direct ownership interest in DCP Sand Hills Pipeline, LLC (DCP Sand Hills) and DCP Southern Hills Pipeline, LLC (DCP Southern Hills). DCP LP holds the remaining 66.67% ownership interest in these entities. As a result of the governance rights granted to us over DCP Midstream Class A Segment and the governance rights we hold through our direct ownership interests, we obtained controlling financial interests in these entities in connection with the merger. As a result, our aggregate direct and indirect economic interests in DCP Sand Hills and DCP Southern Hills increased to 62.21% from 52.17%.

Starting on August 18, 2022, we began consolidating the financial results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills. We also began reporting the direct and indirect economic interests held by Enbridge, DCP LP's public common unitholders and DCP LP's preferred unitholders as noncontrolling interests on our financial statements.

We continue to account for our remaining indirect economic interest in Gray Oak Pipeline, now held through DCP Midstream Class B Segment, using the equity method of accounting. As a result of the merger, we derecognized Enbridge's noncontrolling interest in Gray Oak Holdings.

We accounted for our consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills as a business combination using the acquisition method of accounting. See Note 4—Business Combination, for additional information on our accounting for this transaction. See Note 29—DCP Midstream Class A Segment, for additional information regarding our variable interest in DCP Midstream Class A Segment and the definitive agreement we executed on January 5, 2023, to acquire an incremental interest in DCP LP.

Note 4—Business Combination

On August 17, 2022, we realigned our economic interest in, and governance rights over, DCP Midstream and Gray Oak Holdings through the merger of these existing entities with DCP Midstream as the surviving entity. As part of the merger, we transferred a 35.75% indirect economic interest in Gray Oak Pipeline and contributed $404 million of cash to DCP Midstream, which was then paid to Enbridge, in return for a 15.05% incremental indirect economic ownership interest in DCP LP. As noted above, the additional governance rights we were granted as part of this transaction resulted in us consolidating the Class A Segment of DCP Midstream, as well as DCP Sand Hills and DCP Southern Hills. Given the nature of this transaction, we have accounted for the consolidation of these entities using the acquisition method of accounting. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, for additional information on the merger and our consolidation of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills.

The components of the fair value of the merger consideration are:

	Millions of Dollars
Cash contributed	$ 404
Fair value of transferred equity interest	634
Fair value of previously held equity interests	3,853
Total merger consideration	$ 4,891

The aggregate purchase consideration noted above was allocated to the assets acquired and liabilities assumed of the entities consolidated based upon a preliminary estimate of their fair values as of the August 17, 2022, merger date. Due to the level of effort required to develop fair value measurements, the valuation information necessary to determine the fair values of assets acquired and liabilities assumed is preliminary, including the underlying cash flows, appraisals and other information used to estimate the fair values of the net assets acquired and noncontrolling interests in those net assets. We continue to evaluate the factors used in establishing the fair values of assets and liabilities as of the acquisition date, including, but not limited to, those factors that could affect the estimated fair values of PP&E, investments in unconsolidated affiliates accounted for under the equity method, identifiable intangible assets, leases, financial instruments, asset retirement and environmental obligations, legal contingencies, debt and noncontrolling interests. We will complete a final determination of the fair values of assets acquired and liabilities assumed within the one-year measurement period from the date of the merger. Any adjustments made in subsequent periods could be material to the preliminary values. Adjustments made in the fourth quarter of 2022 were immaterial.

The following table summarizes, based on our preliminary purchase price allocation described above, the fair values of the assets acquired and liabilities assumed of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills as of August 17, 2022:

		Millions of Dollars
Fair value of assets acquired:		
Cash and cash equivalents	$	98
Accounts and notes receivable		1,003
Inventories		74
Prepaid expenses and other current assets		439
Investments and long-term receivables		2,198
Properties, plants and equipment		12,838
Intangibles		36
Other assets		343
Total assets acquired		17,029
Fair value of liabilities assumed:		
Accounts payable		912
Short-term debt		623
Accrued income and other taxes		96
Employee benefit obligation—current		50
Other accruals		497
Long-term debt		4,553
Asset retirement obligations and accrued environmental costs		168
Deferred income taxes		59
Employee benefit obligations		54
Other liabilities and deferred credits		227
Total liabilities assumed		7,239
Fair value of net assets		**9,790**
Less: Fair value of noncontrolling interests		4,899
Total merger consideration	**$**	**4,891**

As of August 17, 2022, the preliminary fair value of our previously held equity investments in DCP Midstream, DCP Sand Hills, and DCP Southern Hills totaled $3,853 million, and the preliminary fair value of the equity interest in Gray Oak Pipeline we transferred to our co-venturer was $634 million. In connection with the merger, we recognized gains totaling $2,831 million from remeasuring our previously held equity investments to their fair values and a gain of $182 million related to the transfer of a 35.75% indirect economic interest in Gray Oak Pipeline to our co-venturer. These gains are included in the "Other income" line item in our consolidated statement of operations for the year ended December 31, 2022, and are reported in the Midstream segment. See Note 18—Fair Value Measurements, for additional information on the determination of the fair value of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills.

The following “Sales and other operating revenues” and “Net Income Attributable to Phillips 66” of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills were included in our consolidated statement of operations from August 18, 2022, forward.

		Millions of Dollars
Sales and other operating revenues	$	4,531
Net Income Attributable to Phillips 66		216

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents our consolidated results assuming the acquisition of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills occurred on January 1, 2021. The unaudited pro forma information includes adjustments based on currently available information and we believe the estimates and assumptions are reasonable, and the significant effects of the transactions are properly reflected in the unaudited pro forma information. An aggregate before-tax gain of $2,831 million was included in the pro forma financial information for the year ended December 31, 2021, which is related to the remeasurement of the previously held equity investments in DCP Midstream, DCP Sand Hills and DCP Southern Hills to their fair values in connection with the merger. Adjustments related to the economic interest change in our equity investment in Gray Oak Pipeline were excluded from the pro forma financial information.

The unaudited pro forma information does not give effect to any potential synergies that could be achieved and is not necessarily indicative of the results of future operations.

		Year Ended December 31	
		2022	2021
Sales and other operating revenues *(millions)*	**$**	**177,127**	119,027
Net Income Attributable to Phillips 66 *(millions)*		**8,847**	3,360
Net Income Attributable to Phillips 66 per share—basic *(dollars)*		**18.74**	7.61
Net Income Attributable to Phillips 66 per share—diluted *(dollars)*		**18.68**	7.60

Note 5—Sales and Other Operating Revenues

Disaggregated Revenues

The following tables present our disaggregated sales and other operating revenues:

		Millions of Dollars		
		2022	2021	2020
Product Line and Services				
Refined petroleum products	**$**	**131,798**	89,020	49,768
Crude oil resales		**20,574**	12,801	9,114
NGL and natural gas		**16,174**	9,074	4,084
Services and other*		**1,444**	581	1,163
Consolidated sales and other operating revenues	**$**	**169,990**	111,476	64,129
Geographic Location**				
United States	**$**	**136,995**	87,973	48,711
United Kingdom		**16,741**	11,132	7,031
Germany		**6,392**	4,290	3,034
Other foreign countries		**9,862**	8,081	5,353
Consolidated sales and other operating revenues	**$**	**169,990**	111,476	64,129

** Includes derivatives-related activities. See Note 17—Derivatives and Financial Instruments, for additional information.*
*** Sales and other operating revenues are attributable to countries based on the location of the operations generating the revenues.*

Contract-Related Assets and Liabilities

At December 31, 2022 and 2021, receivables from contracts with customers were $8,749 million and $6,140 million, respectively. Significant noncustomer balances, such as buy/sell receivables and excise tax receivables, were excluded from these amounts.

Our contract-related assets also include payments we make to our marketing customers related to incentive programs. An incentive payment is initially recognized as an asset and subsequently amortized as a reduction to revenue over the contract term, which generally ranges from 5 to 15 years. At December 31, 2022 and 2021, our asset balances related to such payments were $505 million and $466 million, respectively.

Our contract liabilities primarily represent advances from our customers prior to product or service delivery. At December 31, 2022 and 2021, contract liabilities were $156 million and $90 million, respectively.

Remaining Performance Obligations

Most of our contracts with customers are spot contracts or term contracts with only variable consideration. We do not disclose remaining performance obligations for these contracts as the expected duration is one year or less or because the variable consideration has been allocated entirely to an unsatisfied performance obligation. We also have certain contracts in our Midstream segment that include minimum volume commitments with fixed pricing. At December 31, 2022, the remaining performance obligations related to these minimum volume commitment contracts amounted to $445 million. This amount excludes variable consideration and estimates of variable rate escalation clauses in our contracts with customers, and is expected to be recognized through 2031 with a weighted average remaining life of three years as of December 31, 2022.

Note 6—Credit Losses

We are exposed to credit losses primarily through our sales of refined petroleum products, crude oil, NGL and natural gas. We assess each counterparty's ability to pay for the products we sell by conducting a credit review. The credit review considers our expected billing exposure and timing for payment and the counterparty's established credit rating or our assessment of the counterparty's creditworthiness based on our analysis of their financial statements when a credit rating is not available. We also consider contract terms and conditions, country and political risk, and business strategy in our evaluation. A credit limit is established for each counterparty based on the outcome of this review. We may require collateralized asset support or a prepayment to mitigate credit risk.

We monitor our ongoing credit exposure through active review of counterparty balances against contract terms and due dates. Our activities include timely account reconciliations, dispute resolution and payment confirmations. We may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. In addition, when events and circumstances arise that may affect certain counterparties' abilities to fulfill their obligations, we enhance our credit monitoring, and we may seek collateral to support some transactions or require prepayments from higher-risk counterparties.

At December 31, 2022 and 2021, we reported $10,985 million and $7,470 million of accounts and notes receivable, net of allowances of $67 million and $44 million, respectively. Based on an aging analysis at December 31, 2022, more than 95% of our accounts receivable were outstanding less than 60 days.

We are also exposed to credit losses from off-balance sheet exposures, such as guarantees of joint venture debt and standby letters of credit. See Note 15—Guarantees, and Note 16—Contingencies and Commitments, for more information on these off-balance sheet exposures.

Note 7—Inventories

Inventories at December 31 consisted of the following:

	Millions of Dollars	
	2022	2021
Crude oil and petroleum products	$ **2,914**	3,024
Materials and supplies	**362**	370
	$ **3,276**	3,394

Inventories valued on the LIFO basis totaled $2,635 million and $2,792 million at December 31, 2022 and 2021, respectively. The estimated excess of current replacement cost over LIFO cost of inventories amounted to approximately $6.3 billion and $5.7 billion at December 31, 2022 and 2021, respectively.

During each of the three years ended December 31, 2022, certain volume reductions in inventory caused liquidations of LIFO inventory values. For the year ended December 31, 2022, LIFO inventory liquidations increased net income by $75 million. For the year ended December 31, 2021, LIFO inventory liquidations decreased net income by $101 million. These liquidations did not have a material impact on our results for the year ended December 31, 2020.

Note 8—Investments, Loans and Long-Term Receivables

Components of investments and long-term receivables at December 31 were:

	Millions of Dollars	
	2022	2021
Equity investments	$ **14,414**	12,832
Other investments	**207**	680
Loans and long-term receivables	**329**	959
	$ **14,950**	14,471

Equity Investments
Significant affiliated companies accounted for under the equity method, including nonconsolidated VIEs, at December 31, 2022 and 2021, included:

- Chevron Phillips Chemical Company LLC (CPChem)—50 percent-owned joint venture that manufactures and markets petrochemicals and plastics. We have multiple long-term supply and purchase agreements in place with CPChem with extension options. These agreements cover sales and purchases of refined petroleum products, solvents, fuel gas, natural gas, NGL, and other petrochemical feedstocks. All products are purchased and sold under specified pricing formulas based on various published pricing indices. At December 31, 2022 and 2021, the book value of our investment in CPChem was $6,785 million and $6,369 million, respectively.

- WRB Refining LP (WRB)—50 percent-owned joint venture that owns the Wood River and Borger refineries located in Roxana, Illinois, and Borger, Texas, respectively, for which we are the operator and managing partner. We have a basis difference for our investment in WRB because the carrying value of our investment is lower than our share of WRB's recorded net assets. This basis difference was primarily the result of our contribution of these refineries to WRB. On the contribution closing date, a basis difference was created because the fair value of the contributed assets recorded by WRB exceeded our historical book value. The contribution-related basis difference is primarily being amortized and recognized as a benefit to equity earnings over a period of 26 years, which was the estimated remaining useful life of the refineries' PP&E at the contribution closing date. At December 31, 2022, the aggregate remaining basis difference for this investment was $1,878 million. Equity earnings for the years ended December 31, 2022, 2021 and 2020, were increased by $184 million, $186 million and $180 million, respectively, due to the amortization of our aggregate basis difference. At December 31, 2022 and 2021, the book value of our investment in WRB was $2,411 million and $1,652 million, respectively.

- Gulf Coast Express LLC (Gulf Coast Express)—DCP LP 25 percent-owned joint venture that owns an intrastate pipeline that transports natural gas from the Waha area in West Texas to Agua Dulce, in Nueces County, Texas. The pipeline is operated by a co-venturer. This investment was acquired as part of our consolidation of the DCP Midstream Class A Segment starting on August 18, 2022, and was initially recorded at its estimated fair value on this date. The estimated fair value of this investment exceeds our share of Gulf Coast Express' recorded net assets, which results in a basis difference. At December 31, 2022, the preliminary aggregate remaining basis difference for this investment was $437 million. The estimated fair value of the investment in Gulf Coast Express, the allocation of the basis difference to Gulf Coast Express' net assets and the basis difference amortization period are based on preliminary estimates and are subject to change until we finalize our acquisition accounting for the DCP Midstream Class A Segment. At December 31, 2022, the book value, including the preliminary fair value adjustment, of the investment in Gulf Coast Express was $844 million. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, Note 4—Business Combination and Note 18—Fair Value Measurements, for additional information on the DCP Midstream and Gray Oak Holdings merger and our accounting for this transaction as a business combination.

- Dakota Access, LLC (Dakota Access) and Energy Transfer Crude Oil Company, LLC (ETCO)—Two 25 percent-owned joint ventures. Dakota Access owns a pipeline system that transports crude oil from the Bakken/Three Forks production area in North Dakota to Patoka, Illinois, and ETCO owns a connecting crude oil pipeline system that extends from Patoka to Nederland, Texas. These two pipeline systems collectively form the Bakken Pipeline system, which is operated by a co-venturer.

  In 2020, the trial court presiding over litigation brought by the Standing Rock Sioux Tribe (the Tribe) ordered the U.S. Army Corps of Engineers (USACE) to prepare an Environmental Impact Statement (EIS) addressing an easement under Lake Oahe in North Dakota. The court later vacated the easement. Although the easement is vacated, the USACE has no plans to stop pipeline operations while it proceeds with the EIS, and the Tribe's request for a shutdown was denied in May 2021. In June 2021, the trial court dismissed the litigation entirely. Once the EIS is completed, new litigation or challenges may be filed.

  In February 2022, the U.S. Supreme Court (the Court) denied Dakota Access' writ of certiorari requesting the Court to review the lower court's decision to order the EIS and vacate the easement. Therefore, the requirement to prepare the EIS stands. Also in February 2022, the Tribe withdrew as a cooperating agency, causing the USACE to halt the EIS process while the USACE engaged with the Tribe on their reasons for withdrawing. The draft EIS process resumed in August 2022, and release is expected in Spring 2023.

  Dakota Access and ETCO have guaranteed repayment of senior unsecured notes issued by a wholly owned subsidiary of Dakota Access in March 2019. On April 1, 2022, Dakota Access' wholly owned subsidiary repaid $650 million aggregate principal amount of its outstanding senior notes upon maturity. We funded our 25% share, or $163 million, with a capital contribution of $89 million in March 2022 and $74 million of distributions we elected not to receive from Dakota Access in the first quarter of 2022. At December 31, 2022, the aggregate principal amount outstanding of Dakota Access' senior unsecured notes was $1.85 billion.

  In conjunction with the notes offering, Phillips 66 Partners, now a wholly owned subsidiary of Phillips 66, and its co-venturers in Dakota Access also provided a Contingent Equity Contribution Undertaking (CECU). Under the CECU, the co-venturers may be severally required to make proportionate equity contributions to Dakota Access if there is an unfavorable final judgment in the above-mentioned ongoing litigation. At December 31, 2022, our 25% share of the maximum potential equity contributions under the CECU was approximately $467 million.

  If the pipeline is required to cease operations, and should Dakota Access and ETCO not have sufficient funds to pay ongoing expenses, we could be required to support our 25% share of the ongoing expenses, including scheduled interest payments on the notes of approximately $20 million annually, in addition to the potential obligations under the CECU.

  At December 31, 2022 and 2021, the aggregate book value of our investments in Dakota Access and ETCO was $675 million and $574 million, respectively.

- Front Range Pipeline LLC (Front Range)—DCP LP 33 percent-owned joint venture that owns an NGL pipeline that originates in the DJ Basin and extends to Skellytown, Texas. The pipeline is operated by a co-venturer. This investment was acquired as part of our consolidation of the DCP Midstream Class A Segment starting on August 18, 2022, and was initially recorded at its estimated fair value on this date. The estimated fair value of this investment exceeds our share of Front Range's recorded net assets, which results in a basis difference. At December 31, 2022, the preliminary aggregate remaining basis difference for this investment was $308 million. The estimated fair value of the investment in Front Range, the allocation of the basis difference to Front Range's net assets and the basis difference amortization period are based on preliminary estimates and are subject to change until we finalize our acquisition accounting for the DCP Midstream Class A Segment. At December 31, 2022, the book value, including the fair value adjustment, of the investment in Front Range was $499 million. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, Note 4—Business Combination and Note 18—Fair Value Measurements, for additional information on the DCP Midstream and Gray Oak Holdings merger and our accounting for this transaction as a business combination.

- Rockies Express Pipeline LLC (REX)—25 percent-owned joint venture that owns a natural gas pipeline system that extends from Wyoming and Colorado to Ohio with a bidirectional section that extends from Ohio to Illinois. The REX Pipeline system is operated by our co-venturer. We have a basis difference for our investment in REX because the carrying value of our investment is lower than our share of REX's recorded net assets. This basis difference was created by historical impairment charges we recorded for this investment and is being amortized and recognized as a benefit to equity earnings over a period of 25 years, which was the estimated remaining useful life of REX's PP&E when the impairment charges were recorded. At December 31, 2022, the remaining basis difference for this investment was $281 million. Equity earnings for each of the years ended December 31, 2022, 2021 and 2020, were increased by $19 million due to the amortization of our basis difference. At December 31, 2022 and 2021, the book value of our investment in REX was $483 million and $510 million, respectively.

- CF United LLC (CF United)—A retail marketing joint venture with operations primarily on the U.S. West Coast. We own a 50% voting interest and a 47% economic interest in this joint venture. CF United is considered a VIE, because our co-venturer has an option to require us to purchase its interest based on a fixed multiple. The put option becomes effective July 1, 2023, and expires on March 31, 2024. The put option is viewed as a variable interest as the purchase price on the exercise date may not represent the then-current fair value of CF United. We have determined that we are not the primary beneficiary because we and our co-venturer jointly direct the activities of CF United that most significantly impact economic performance. At December 31, 2022, our maximum exposure to loss was comprised of our $296 million investment in CF United, and any potential future loss resulting from the put option should the purchase price based on a fixed multiple exceed the then-current fair value of CF United. At December 31, 2021, the book value of our investment in CF United was $277 million.

- OnCue Holdings, LLC (OnCue)—50 percent-owned joint venture that owns and operates retail convenience stores. We fully guaranteed various debt agreements of OnCue, and our co-venturer did not participate in the guarantees. This entity is considered a VIE because our debt guarantees resulted in OnCue not being exposed to all potential losses. We have determined we are not the primary beneficiary because we do not have the power to direct the activities that most significantly impact economic performance. At December 31, 2022, our maximum exposure to loss was $209 million, which represented the book value of our investment in OnCue of $138 million and guaranteed debt obligations of $71 million. At December 31, 2021, the book value of our investment in OnCue was $114 million.

- DCP Midstream, DCP Sand Hills, DCP Southern Hills, and Gray Oak Pipeline—Prior to the merger of DCP Midstream and Gray Oak Holdings on August 17, 2022, we held:

    - A 50% interest in DCP Midstream a joint venture that owns and operates NGL and gas pipelines, gas plants, gathering systems, storage facilities and fractionation plants, through its subsidiary DCP LP.
    - A 33.33% direct ownership interest in DCP Sand Hills a joint venture that owns a NGL pipeline system that extends from the Permian Basin and Eagle Ford to facilities on the Texas Gulf Coast and to the Mont Belvieu, Texas, market hub.
    - A 33.33% direct ownership interest in DCP Southern Hills a joint venture that owns a NGL pipeline system that extends from the Midcontinent region to the Mont Belvieu, Texas, market hub.
    - A 65% interest in Gray Oak Pipeline, which was held through a consolidated holding company, Gray Oak Holdings. Our indirect interest in Gray Oak Pipeline was 42.25%, after considering a co-venturer's 35% interest in Gray Oak Holdings. Gray Oak Pipeline is a crude oil pipeline that extends from the Permian and Eagle Ford to Texas Gulf Coast destinations that include Corpus Christi, Texas, and the Sweeny area, including our Sweeny Refinery.

  As a result of the merger, effective August 18, 2022, we began consolidating the financial results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills and our indirect economic interest in Gray Oak Pipeline was reduced to 6.5%. After the merger, our indirect economic interest in Gray Oak Pipeline is held through our economic interest in DCP Midstream Class B Segment. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger and Note 4—Business Combination, for additional information regarding the merger and associated accounting treatment.

At December 31, 2021, the book values of our investments in DCP Midstream, DCP Sand Hills, DCP Southern Hills and Gray Oak Pipeline were $391 million, $577 million, $217 million and $812 million, respectively. At December 31, 2022, the book value of our investment in DCP Midstream Class B Segment was $79 million.

- Liberty Pipeline LLC (Liberty)—In the first quarter of 2021, Phillips 66 Partners' decided to exit the Liberty Pipeline project, which resulted in a $198 million before-tax impairment. The impairment is included in the "Impairments" line item on our consolidated statement of operations for the year ended December 31, 2021. In April 2021, Phillips 66 Partners transferred its ownership interest in Liberty to its co-venturer for cash and certain pipeline assets with a value that approximated its book value of $46 million at March 31, 2021. See Note 11—Impairments, and Note 18—Fair Value Measurements, for additional information regarding the impairment and the techniques used to determine the fair value of Phillips 66 Partners' investment in Liberty.

Other Investments
In September 2021, we acquired 78 million ordinary shares representing a 16% ownership interest, in NOVONIX Limited (NOVONIX), which are traded on the Australian Securities Exchange. NOVONIX is a Brisbane, Australia-based company that develops technology and supplies materials for lithium-ion batteries. Since we do not have significant influence over the operating and financial policies of NOVONIX and the shares we own have a readily determinable fair value, our investment is recorded at fair value at the end of each reporting period. The fair value of our investment is recorded in the "Investments and long-term receivables" line item on our consolidated balance sheet. The change in the fair value of our investment due to fluctuations in NOVONIX's stock price, or unrealized investment gain (losses), is recorded in the "Other income" line item of our consolidated statement of operations, while changes due to foreign currency fluctuations are recorded in the "Foreign currency transaction (gains) losses" line item on our consolidated statement of operations. At December 31, 2022 and 2021, the fair value of our investment in NOVONIX was $78 million and $520 million, respectively. The fair value of our investment in NOVONIX declined by $442 million during the year ended December 31, 2022, reflecting unrealized investment losses of $433 million and unrealized foreign currency losses of $9 million. The fair value of our investment in NOVONIX increased by $370 million during the year ended December 31, 2021, reflecting unrealized investment gains of $365 million and unrealized foreign currency gains of $5 million. See Note 18—Fair Value Measurements, for additional information regarding the recurring fair value measurement of our investment in NOVONIX.

Related Party Loans
We and our co-venturer have provided member loans to WRB. At December 31, 2022, our share of the outstanding member loan balance was repaid. At December 31, 2021, our 50% share of the outstanding member loan balance, including accrued interest, was $595 million.

Total distributions received from affiliates were $1,832 million, $3,043 million, and $1,717 million for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, at December 31, 2022, retained earnings included approximately $2.9 billion related to the undistributed earnings of affiliated companies.

Summarized 100% financial information for all affiliated companies accounted for under the equity method, on a combined basis, was:

	Millions of Dollars		
	2022	2021	2020
Revenues	$ **60,981**	49,339	30,531
Income before income taxes	**7,616**	6,346	2,104
Net income	**7,414**	6,125	1,990
Current assets	**7,511**	7,866	6,210
Noncurrent assets	**46,527**	56,040	55,806
Current liabilities	**5,592**	7,952	5,391
Noncurrent liabilities	**11,412**	16,906	16,887
Noncontrolling interests	**2**	3,003	2,997

See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger and Note 4—Business Combination, for additional information on the DCP Midstream and Gray Oak Holdings merger and accounting treatment.

Note 9—Properties, Plants and Equipment

Our investment in PP&E is recorded at cost. Investments in refining and processing facilities are generally depreciated on a straight-line basis over a 25-year life, pipeline assets over a 45-year life and terminal assets over a 35-year life. The company's investment in PP&E, with the associated accumulated depreciation and amortization (Accum. D&A), at December 31 was:

	Millions of Dollars					
	2022			2021		
	Gross PP&E	Accum. D&A	Net PP&E	Gross PP&E	Accum. D&A	Net PP&E
Midstream	**$ 25,422**	**3,524**	**21,898**	12,075	3,000	9,075
Chemicals	**—**	**—**	**—**	—	—	—
Refining	**24,200**	**12,523**	**11,677**	24,327	12,581	11,746
Marketing and Specialties	**1,800**	**1,058**	**742**	1,819	1,035	784
Corporate and Other	**1,568**	**722**	**846**	1,576	746	830
	$ 52,990	**17,827**	**35,163**	39,797	17,362	22,435

See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, Note 4—Business Combination and Note 18—Fair Value Measurements, for additional information on the DCP Midstream and Gray Oak Holdings merger, accounting treatment and the associated fair value measurements. See Note 11—Impairments, for information regarding PP&E impairments associated with our Alliance Refinery asset group. See Note 28—Segment Disclosures and Related Information, for information regarding the change in the composition of our operating segments.

Note 10—Goodwill and Intangibles

The carrying amount of goodwill by segment at December 31 was:

	Millions of Dollars		
	Midstream	Marketing and Specialties	Total
Balance at December 31, 2020	$ 626	799	1,425
Goodwill assigned to acquisitions	—	59	59
Balance at December 31, 2021	626	858	1,484
Goodwill assigned to acquisitions	**—**	**2**	**2**
Balance at December 31, 2022	**$ 626**	**860**	**1,486**

In December 2021, we acquired a commercial fleet fueling business on the West Coast in our M&S segment and recognized goodwill of $59 million associated with this acquisition.

Intangible Assets

The gross carrying value of indefinite-lived intangible assets at December 31 consisted of the following:

	Millions of Dollars	
	2022	2021
Trade names and trademarks	**$ 503**	503
Refinery air and operating permits	**200**	212
	$ 703	715

The net book value of our amortized intangible assets was $128 million and $98 million at December 31, 2022 and 2021, respectively. Acquisitions of amortized intangible assets were not material in 2022 and 2021. For the years ended December 31, 2022, 2021 and 2020, amortization expense was $27 million, $26 million and $27 million, respectively, and is expected to be less than $35 million per year in future years.

Note 11—Impairments

		Millions of Dollars		
		2022	2021	2020
Midstream	$	**1**	209	1,464
Refining		**13**	1,288	2,763
Marketing and Specialties		**—**	1	—
Corporate and Other		**46**	—	25
Total impairments	$	**60**	1,498	4,252

Equity Investments

Liberty
In the first quarter of 2021, Phillips 66 Partners decided to exit the Liberty Pipeline project in our Midstream segment, which had previously been deferred due to the challenging business environment caused by the COVID-19 pandemic. As a result, Phillips 66 Partners recorded a $198 million before-tax impairment to reduce the book value of its investment in Liberty at March 31, 2021, to estimated fair value.

Red Oak Pipeline LLC (Red Oak)
In the third quarter of 2020, the Red Oak Pipeline project was canceled. As a result, we recorded an $84 million before-tax impairment to reduce the carrying value of our investment to our share of the estimated salvage value of the joint venture's assets at September 30, 2020.

Other
In the fourth quarter of 2020, Phillips 66 Partners assessed for impairment its equity method investments in two crude oil transportation and terminaling joint ventures, and concluded that the carrying values of these investments at December 31, 2020, were greater than their fair values. Phillips 66 Partners concluded these differences were not temporary, based on its projections of future crude oil production. As a result, Phillips 66 Partners recorded before-tax impairments totaling $96 million.

DCP Midstream
In the first quarter of 2020, the market value of DCP LP common units declined by approximately 85%. As a result, at March 31, 2020, the fair value of our investment in DCP Midstream was significantly lower than its book value. We concluded this difference was not temporary primarily due to its magnitude, and we recorded a $1,161 million before-tax impairment of our investment in the first quarter of 2020.

PP&E and Intangible Assets

Alliance Refinery
In the third quarter of 2021, we identified impairment indicators related to our Alliance Refinery as a result of damages sustained from Hurricane Ida and our reassessment of the role this refinery will play in our refining portfolio. Accordingly, we assessed the refinery asset group for impairment by performing an analysis that considered several usage scenarios, including selling or converting the asset group to an alternative use. Based on our analysis, we concluded that the carrying value of the asset group was not recoverable. As a result, we recorded a $1,298 million before-tax impairment to reduce the carrying value of net PP&E in this asset group to its fair value of approximately $200 million. $1,288 million of the impairment charge was recorded in our Refining segment and $10 million was recorded in our Midstream segment. In the fourth quarter of 2021, we shut down our Alliance Refinery.

San Francisco Refinery
In the third quarter of 2020, we announced a plan to reconfigure our San Francisco Refinery to produce renewable fuels at the Rodeo refining facility in Rodeo, California, starting in early 2024. Consequently, we plan to cease operation of the Santa Maria refining facility in Arroyo Grande, California, certain assets at the Rodeo refining facility, and associated Midstream assets in 2023. We assessed the San Francisco Refinery asset group for impairment and concluded that the carrying value of the asset group was not recoverable. As a result, we recorded a $1,030 million before-tax impairment to reduce the carrying value of the net PP&E and intangible assets in this asset group to its fair value of $940 million. The impairment resulted in a reduction of net PP&E totaling $1,009 million and intangible assets of $21 million. This impairment was primarily related to our Refining segment, with the exception of $120 million that was related to PP&E in our Midstream segment.

Goodwill
Our stock price declined significantly in the first quarter of 2020, mainly due to the disruption in global commodity and equity markets related to the COVID-19 pandemic. We assessed our goodwill for impairment due to the decline in our market capitalization and concluded that the carrying value of our Refining reporting unit at March 31, 2020, was greater than its fair value by an amount in excess of its goodwill balance. Accordingly, we recorded a before-tax goodwill impairment charge of $1,845 million in our Refining segment during the first quarter of 2020.

These impairment charges are included within the “Impairments” line item on our consolidated statement of operations. See Note 18—Fair Value Measurements, for additional information on the determination of fair value used to record these impairments.

Note 12—Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs at December 31 were:

	Millions of Dollars	
	2022	2021
Asset retirement obligations	$ **565**	395
Accrued environmental costs	**434**	436
Total asset retirement obligations and accrued environmental costs	**999**	831
Asset retirement obligations and accrued environmental costs due within one year*	**(120)**	(104)
Long-term asset retirement obligations and accrued environmental costs	$ **879**	727

** Classified as a current liability on the consolidated balance sheet, under the caption "Other accruals."*

Asset Retirement Obligations

We have asset retirement obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Our recognized asset retirement obligations primarily involve asbestos abatement at our refineries; decommissioning, removal or dismantlement of certain assets at refineries that have or will be shut down; and dismantlement or removal of assets at certain leased international marketing sites. Most of our asset retirement obligations are not expected to be paid until many years in the future and are expected to be funded from general company resources at the time of removal.

During the years ended December 31, 2022 and 2021, our overall asset retirement obligation changed as follows:

	Millions of Dollars	
	2022	2021
Balance at January 1	$ **395**	309
Accretion of discount	**15**	14
New obligations	**7**	22
Acquisition of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills	**168**	—
Changes in estimates of existing obligations	**17**	66
Spending on existing obligations	**(32)**	(12)
Foreign currency translation	**(5)**	(4)
Balance at December 31	$ **565**	395

During the year ended December 31, 2022, our asset retirement balance increased $170 million. This increase was primarily due to consolidating DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills after the merger on August 17, 2022. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger for additional information on the DCP Midstream and Gray Oak Holdings merger.

Accrued Environmental Costs
Of our total accrued environmental costs at December 31, 2022, $265 million was primarily related to cleanup at domestic refineries and underground storage tanks at U.S. service stations; $119 million was associated with nonoperator sites; and $50 million was related to sites at which we have been named a potentially responsible party under federal or state laws. A large portion of our expected environmental expenditures have been discounted as these obligations were acquired in various business combinations. Expected expenditures for acquired environmental obligations were discounted using a weighted-average discount rate of approximately 5%. At December 31, 2022, the accrued balance for acquired environmental liabilities was $240 million. The expected future undiscounted payments related to the portion of the accrued environmental costs that have been discounted are: $12 million in 2023, $28 million in 2024, $21 million in 2025, $17 million in 2026, $17 million in 2027, and $204 million in the aggregate for all years after 2027.

Note 13—Earnings (Loss) Per Share

The numerator of basic earnings (loss) per share (EPS) is net income (loss) attributable to Phillips 66, adjusted for noncancelable dividends paid on unvested share-based employee awards during the vesting period (participating securities) and the premium paid for the repurchase of noncontrolling interests. The denominator of basic EPS is the sum of the daily weighted-average number of common shares outstanding during the periods presented and fully vested stock and unit awards that have not yet been issued as common stock. The numerator of diluted EPS is also based on net income (loss) attributable to Phillips 66, which is reduced by dividend equivalents paid on participating securities for which the dividends are more dilutive than the participation of the awards in the earnings (loss) of the periods presented, and the premium paid for the repurchase of noncontrolling interests. To the extent unvested stock, unit or option awards and vested unexercised stock options are dilutive, they are included with the weighted-average common shares outstanding in the denominator. Treasury stock is excluded from the denominator in both basic and diluted EPS.

	2022		2021		2020	
	Basic	**Diluted**	Basic	Diluted	Basic	Diluted
Amounts Attributed to Phillips 66 Common Stockholders *(millions)*:						
Net income (loss) attributable to Phillips 66	**$ 11,024**	**11,024**	1,317	1,317	(3,975)	(3,975)
Income allocated to participating securities	**(10)**	**—**	(9)	(9)	(8)	(8)
Premium paid for the repurchase of noncontrolling interests	**—**	**—**	(2)	(2)	—	—
Net income (loss) available to common stockholders	**$ 11,014**	**11,024**	1,306	1,306	(3,983)	(3,983)
Weighted-average common shares outstanding *(thousands)*:	**469,436**	**471,497**	437,886	440,028	437,327	439,530
Effect of share-based compensation	**2,061**	**2,234**	2,142	336	2,203	—
Weighted-average common shares outstanding—EPS	**471,497**	**473,731**	440,028	440,364	439,530	439,530
Earnings (Loss) Per Share of Common Stock *(dollars)*	**$ 23.36**	**23.27**	2.97	2.97	(9.06)	(9.06)

Note 14—Debt

Short-term and long-term debt at December 31 was:

	Millions of Dollars							
	December 31, 2022					December 31, 2021		
	Phillips 66	**Phillips 66 Company**	**Phillips 66 Partners**	**DCP LP**	**Total**	**Phillips 66**	**Phillips 66 Partners**	**Total**
4.300% Senior Notes due April 2022	$ —	—	—	—	—	1,000	—	1,000
3.875% Senior Notes due March 2023	—	—	—	**500**	**500**	—	—	—
3.700% Senior Notes due April 2023	—	—	—	—	—	500	—	500
0.900% Senior Notes due February 2024	**800**	—	—	—	**800**	800	—	800
2.450% Senior Notes due December 2024	—	**277**	**23**	—	**300**	—	300	300
3.605% Senior Notes due February 2025	—	**441**	**59**	—	**500**	—	500	500
3.850% Senior Notes due April 2025	**650**	—	—	—	**650**	650	—	650
5.375% Senior Notes due July 2025	—	—	—	**825**	**825**	—	—	—
1.300% Senior Notes due February 2026	**500**	—	—	—	**500**	500	—	500
3.550% Senior Notes due October 2026	—	**458**	**34**	—	**492**	—	500	500
5.625% Senior Notes due July 2027	—	—	—	**500**	**500**	—	—	—
3.750% Senior Notes due March 2028	—	**427**	**73**	—	**500**	—	500	500
3.900% Senior Notes due March 2028	**800**	—	—	—	**800**	800	—	800
5.125% Senior Notes due May 2029	—	—	—	**600**	**600**	—	—	—
3.150% Senior Notes due December 2029	—	**570**	**30**	—	**600**	—	600	600
8.125% Senior Notes due August 2030	—	—	—	**300**	**300**	—	—	—
2.150% Senior Notes due December 2030	**850**	—	—	—	**850**	850	—	850
3.250% Senior Notes due February 2032	—	—	—	**400**	**400**	—	—	—
4.650% Senior Notes due November 2034	**1,000**	—	—	—	**1,000**	1,000	—	1,000
6.450% Senior Notes due November 2036	—	—	—	**300**	**300**	—	—	—
6.750% Senior Notes due September 2037	—	—	—	**450**	**450**	—	—	—
5.875% Senior Notes due May 2042	**1,500**	—	—	—	**1,500**	1,500	—	1,500
5.850% Junior Subordinated Notes due May 2043	—	—	—	**550**	**550**	—	—	—
5.600% Senior Notes due April 2044	—	—	—	**400**	**400**	—	—	—
4.875% Senior Notes due November 2044	**1,700**	—	—	—	**1,700**	1,700	—	1,700
4.680% Senior Notes due February 2045	—	**442**	**8**	—	**450**	—	450	450
4.900% Senior Notes due October 2046	—	**605**	**20**	—	**625**	—	625	625
3.300% Senior Notes due March 2052	**1,000**	—	—	—	**1,000**	1,000	—	1,000
Floating Rate Term Loan due April 2022 at 0.978% at year-end 2021	—	—	—	—	—	—	450	450
Securitization facility due August 2024	—	—	—	**40**	**40**	—	—	—
Floating Rate Advance Term Loan due December 2034 at 4.720% and 0.699% at year-end 2022 and 2021, respectively—related party	**25**	—	—	—	**25**	25	—	25
Other	**1**	—	—	—	**1**	1	—	1
Debt at face value	**8,826**	**3,220**	**247**	**4,865**	**17,158**	10,326	3,925	14,251
Finance leases					**257**			290
Software obligations					**20**			16
Net unamortized discounts, debt issuance costs and acquisition fair value adjustments					**(245)**			(109)
Total debt					**17,190**			14,448
Short-term debt					**(529)**			(1,489)
Long-term debt					**$16,661**			12,959

Maturities of borrowings outstanding at December 31, 2022, inclusive of net unamortized discounts and debt issuance costs, for each of the years from 2023 through 2027 are $529 million, $1,163 million, $1,991 million, $1,004 million and $505 million, respectively.

2022 Activities

Debt Repayments

In December 2022, Phillips 66 repaid its 3.700% senior notes due April 2023 with an aggregate principal amount of $500 million.

In April 2022, upon maturity, Phillips 66 repaid its 4.300% senior notes with an aggregate principal amount of $1.0 billion and Phillips 66 Partners repaid its $450 million term loan.

DCP Midstream Class A Segment

As a result of the merger of DCP Midstream and Gray Oak Holdings, we recorded the fair value of DCP Midstream Class A Segment's debt to our consolidated balance sheet as of August 17, 2022. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, Note 4—Business Combination, and Note 18—Fair Value Measurements, for additional information regarding the merger and the associated fair value measurements. All of DCP Midstream Class A Segment's debt is held by DCP LP. Interest on all of DCP LP's senior notes and junior subordinated notes is paid on a semi-annual basis.

Debt Exchange

On May 5, 2022, Phillips 66 Company, a wholly owned subsidiary of Phillips 66, completed offers to exchange (the Exchange Offers) all validly tendered notes of seven different series of notes issued by Phillips 66 Partners (collectively, the Old Notes), with an aggregate principal amount of approximately $3.5 billion, for notes issued by Phillips 66 Company (collectively, the New Notes). The New Notes are fully and unconditionally guaranteed by Phillips 66 and rank equally with Phillips 66 Company's other unsecured and unsubordinated indebtedness, and the guarantees rank equally with Phillips 66's other unsecured and unsubordinated indebtedness.

Old Notes with an aggregate principal amount of approximately $3.2 billion were tendered in the Exchange Offers. The New Notes have the same interest rates, interest payment dates and maturity dates as the Old Notes. Holders that validly tendered before the end of the early participation period on April 19, 2022 (the Early Participation Date), received New Notes with an aggregate principal amount equivalent to the Old Notes, while holders that validly tendered after the Early Participation Date, but before the Expiration Date, received New Notes with an aggregate principal amount 3% less than the Old Notes. Substantially all of the Old Notes exchanged were tendered during the Early Participation Period.

2021 Activities

In December 2021, Phillips 66 used cash on hand to repay the $450 million outstanding principal balance of its Floating Rate Senior Notes due February 2024. The redemption price of the senior notes was equal to 100% of the principal amount of the senior notes outstanding, plus accrued and unpaid interest.

In November 2021, Phillips 66 closed its public offering of $1 billion aggregate principal amount of 3.300% senior unsecured notes due 2052. Proceeds received from this public offering were $982 million, net of underwriters' discounts, commissions and issuance costs. In December 2021, Phillips 66 used the proceeds from this offering, together with cash on hand, to repay $1 billion in aggregate principal amount of its $2 billion 4.300% Senior Notes due April 2022.

In September 2021, Phillips 66 repaid the $500 million of outstanding borrowings under the delayed draw term loan facility due November 2023.

In April 2021, Phillips 66 Partners entered into a $450 million term loan agreement with a one-year term and borrowed the full amount. The term loan agreement was repaid upon maturity in April 2022 without premium or penalty.

In April 2021, Phillips 66 Partners repaid $50 million of its tax-exempt bonds upon maturity.

In February 2021, Phillips 66 repaid $500 million outstanding principal balance of its floating-rate senior notes upon maturity.

Credit Facilities and Commercial Paper

Phillips 66 and Phillips 66 Company

On June 23, 2022, we entered into a new $5 billion revolving credit facility (the Facility) with Phillips 66 Company as the borrower and Phillips 66 as the guarantor and a scheduled maturity date of June 22, 2027. The Facility replaced our previous $5 billion revolving credit facility with Phillips 66 as the borrower and Phillips 66 Company as the guarantor. The Facility contains usual and customary covenants that are similar to the previous revolving credit facility, including a maximum consolidated net debt-to-capitalization ratio of 65% as of the last day of each fiscal quarter. We have the option to increase the overall capacity to $6 billion, subject to certain conditions. We also have the option to extend the scheduled maturity of the Facility for up to two additional one-year terms, subject to, among other things, the consent of the lenders holding the majority of the commitments and of each lender extending its commitment. Outstanding borrowings under the Facility bear interest at either (a) the Adjusted Term Secured Overnight Financing Rate (SOFR) (as described in the Facility) in effect from time to time plus the applicable margin; or (b) the reference rate (as described in the Facility) plus the applicable margin. The Facility also provides for customary fees, including commitment fees. The pricing levels for the commitment fees and interest-rate margins are determined based on the ratings in effect for our senior unsecured long-term debt from time to time. We may at any time prepay outstanding borrowings, in whole or in part, without premium or penalty. At December 31, 2022 and 2021, no amount had been drawn under our revolving credit facilities.

Phillips 66 also has a $5 billion uncommitted commercial paper program for short-term working capital needs that is supported by the Facility. Commercial paper maturities are contractually limited to 365 days. At December 31, 2022 and 2021, no borrowings were outstanding under the program.

Phillips 66 Partners

In connection with entering into the Facility, we terminated Phillips 66 Partners' $750 million revolving credit facility. At December 31, 2021, there were no borrowings outstanding under its revolving credit facility and $1 million in letters of credit had been issued that were supported by its revolving credit facility.

DCP Midstream Class A Segment

DCP LP has a credit facility under its amended credit agreement (the Credit Agreement), with a borrowing capacity of up to $1.4 billion that matures on March 18, 2027. The Credit Agreement grants DCP LP the option to increase the revolving loan commitment by an aggregate principal amount of up to $500 million and to extend the term for up to two additional one-year periods, subject to requisite lender approval. Indebtedness under the Credit Agreement bears interest at either: (a) an adjusted SOFR (as described in the Credit Agreement) plus the applicable margin; or (b) the base rate (as described in the Credit Agreement) plus the applicable margin. The Credit Agreement also provides for customary fees, including commitment fees. The cost of borrowing under the Credit Agreement is determined by a ratings-based pricing grid based on DCP LP's credit rating. At December 31, 2022, DCP LP had no borrowings outstanding under the Credit Agreement. At December 31, 2022, $10 million in letters of credit had been issued that are supported by the Credit Agreement.

DCP LP has an accounts receivable securitization facility (the Securitization Facility) that provides for up to $350 million of borrowing capacity through August 2024 at an adjusted SOFR and includes an uncommitted option to increase the total commitments under the Securitization Facility by up to an additional $400 million. Under the Securitization Facility, certain of DCP LP's wholly owned subsidiaries sell or contribute receivables to another of DCP LP's consolidated subsidiaries, DCP Receivables LLC (DCP Receivables), a bankruptcy-remote special purpose entity created for the sole purpose of the Securitization Facility. At December 31, 2022, $40 million of borrowings were outstanding under the Securitization Facility, which are secured by accounts receivable at DCP Receivables.

After our consolidation of DCP Midstream Class A Segment on August 17, 2022, DCP LP repaid $470 million of borrowing under its accounts receivable securitization and revolving credit facilities that were outstanding on the acquisition date.

Total Committed Capacity Available

At December 31, 2022, we had approximately $6.7 billion of total committed capacity available under the credit facilities described above. At December 31, 2021, we had approximately $5.7 billion of total committed capacity available under our revolving credit facilities.

Note 15—Guarantees

At December 31, 2022, we were liable for certain contingent obligations under various contractual arrangements as described below. We recognize a liability for the fair value of our obligation as a guarantor for newly issued or modified guarantees. Unless the carrying amount of the liability is noted below, we have not recognized a liability either because the guarantees were issued prior to December 31, 2002, or because the fair value of the obligation is immaterial. In addition, unless otherwise stated, we are not currently performing with any significance under the guarantees and expect future performance to be either immaterial or have only a remote chance of occurrence.

Lease Residual Value Guarantees
Under the operating lease agreement for our headquarters facility in Houston, Texas, we have the option, at the end of the lease term in September 2025, to request to renew the lease, purchase the facility or assist the lessor in marketing it for resale. We have a residual value guarantee associated with the operating lease agreement with a maximum potential future exposure of $514 million at December 31, 2022. We also have residual value guarantees associated with railcar and airplane leases with maximum potential future exposures totaling $156 million. These leases have remaining terms of five to nine years.

Guarantees of Joint Venture Obligations
In March 2019, Phillips 66 Partners and its co-venturers in Dakota Access provided a CECU in conjunction with a senior unsecured notes offering. See Note 8—Investments, Loans and Long-Term Receivables, for additional information on Dakota Access and the CECU.

At December 31, 2022, we also had other guarantees outstanding primarily for our portion of certain joint venture debt, which have remaining terms of up to three years. The maximum potential future exposures under these guarantees were approximately $170 million. Payment would be required if a joint venture defaults on its obligations.

Indemnifications
Over the years, we have entered into various agreements to sell ownership interests in certain corporations, joint ventures and assets that gave rise to indemnifications. Agreements associated with these sales include indemnifications for taxes, litigation, environmental liabilities, permits and licenses, employee claims, and real estate tenant defaults. The provisions of these indemnifications vary greatly. The majority of these indemnifications are related to environmental issues, which generally have indefinite terms and potentially unlimited exposure. At December 31, 2022 and 2021, the carrying amount of recorded indemnifications was $137 million and $144 million, respectively.

We amortize the indemnification liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of indemnity. In cases where the indemnification term is indefinite, we will reverse the liability when we have information to support the reversal. Although it is reasonably possible future payments may exceed amounts recorded, due to the nature of the indemnifications, it is not possible to make a reasonable estimate of the maximum potential amount of future payments. At December 31, 2022 and 2021, environmental accruals for known contamination of $108 million and $106 million, respectively, were included in the carrying amount of the recorded indemnifications noted above. These environmental accruals were primarily included in the "Asset retirement obligations and accrued environmental costs" line item on our consolidated balance sheet. For additional information about environmental liabilities, see Note 12—Asset Retirement Obligations and Accrued Environmental Costs and Note 16—Contingencies and Commitments.

Indemnification and Release Agreement
In 2012, in connection with our separation from ConocoPhillips, we entered into an Indemnification and Release Agreement. This agreement governs the treatment between ConocoPhillips and us of matters relating to indemnification, insurance, litigation responsibility and management, and litigation document sharing and cooperation arising in connection with the separation. Generally, the agreement provides for cross indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of ConocoPhillips' business with ConocoPhillips. The agreement also establishes procedures for handling claims subject to indemnification and related matters.

Note 16—Contingencies and Commitments

A number of lawsuits involving a variety of claims that arose in the ordinary course of business have been filed against us or are subject to indemnifications provided by us. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for financial recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is uncertain. See Note 23—Income Taxes, for additional information about income-tax-related contingencies.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other potentially responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Environmental

We are subject to international, federal, state and local environmental laws and regulations. When we prepare our consolidated financial statements, we record accruals for environmental liabilities based on management's best estimates, using information available at the time. We measure estimates and base contingent liabilities on currently available facts, existing technology and presently enacted laws and regulations, taking into account stakeholder and business considerations. When measuring contingent environmental liabilities, we also consider our prior experience in remediation of contaminated sites, other companies' cleanup experience, and data released by the EPA or other organizations. We consider unasserted claims in our determination of environmental liabilities, and we accrue them in the period they are both probable and reasonably estimable.

Although liability for environmental remediation costs is generally joint and several for federal sites and frequently so for state sites, we are usually only one of many companies alleged to have liability at a particular site. Due to such joint and several liabilities, we could be responsible for all cleanup costs related to any site at which we have been designated as a potentially responsible party. We have been successful to date in sharing cleanup costs with other financially sound companies. Many of the sites for which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess the site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or may attain a settlement of liability. Where it appears that other potentially responsible parties may be financially unable to bear their proportional share, we consider this inability in estimating our potential liability, and we adjust our accruals accordingly. As a result of various acquisitions in the past, we assumed certain environmental obligations. Some of these environmental obligations are mitigated by indemnifications made by others for our benefit, although some of the indemnifications are subject to dollar and time limits.

We are currently participating in environmental assessments and cleanups at numerous federal Superfund and comparable state sites. After an assessment of environmental exposures for cleanup and other costs, we make accruals on an undiscounted basis (except those pertaining to sites acquired in a business combination, which we record on a discounted basis) for planned investigation and remediation activities for sites where it is probable future costs will be incurred and these costs can be reasonably estimated. We have not reduced these accruals for possible insurance recoveries. In the future, we may be involved in additional environmental assessments, cleanups and proceedings. See Note 12—Asset Retirement Obligations and Accrued Environmental Costs, for a summary of our accrued environmental liabilities.

Legal Proceedings
Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor the legal proceedings against us. Our process facilitates the early evaluation and quantification of potential exposures in individual cases and enables the tracking of those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, is required.

Other Contingencies
We have contingent liabilities resulting from throughput agreements with pipeline and processing companies not associated with financing arrangements. Under these agreements, we may be required to provide any such company with additional funds through advances and penalties for fees related to throughput capacity not utilized.

At December 31, 2022, we had performance obligations secured by letters of credit and bank guarantees of $1,134 million related to various purchase and other commitments incident to the ordinary conduct of business.

Long-Term Throughput Agreements and Take-or-Pay Agreements
We have certain throughput agreements and take-or-pay agreements in support of third-party financing arrangements. The agreements typically provide for crude oil transportation to be used in the ordinary course of our business. At December 31, 2022, the estimated aggregate future payments under these agreements were $319 million per year for each year from 2023 through 2027 and $1,013 million in aggregate for all years after 2027. For the years ended December 31, 2022, 2021 and 2020, total payments under these agreements were $323 million, $327 million and $320 million, respectively.

Note 17—Derivatives and Financial Instruments

Derivative Instruments
We use financial and commodity-based derivative contracts to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates, or to capture market opportunities. Because we do not apply hedge accounting for commodity derivative contracts, all realized and unrealized gains and losses from commodity derivative contracts are recognized in our consolidated statement of operations. Gains and losses from derivative contracts held for trading not directly related to our physical business are reported net in the "Other income" line item on our consolidated statement of operations. Cash flows from all our derivative activity for the periods presented appear in the operating section on our consolidated statement of cash flows.

Purchase and sales contracts with firm minimum notional volumes for commodities that are readily convertible to cash are recorded on our consolidated balance sheet as derivatives unless the contracts are eligible for, and we elect, the normal purchases and normal sales exception, whereby the contracts are recorded on an accrual basis. We generally apply the normal purchases and normal sales exception to eligible crude oil, refined petroleum product, NGL, natural gas, renewable feedstock, and power commodity contracts to purchase or sell quantities we expect to use or sell in the normal course of business. All other derivative instruments are recorded at fair value on our consolidated balance sheet. For further information on the fair value of derivatives, see Note 18—Fair Value Measurements.

Commodity Derivative Contracts—We sell into or receive supply from the worldwide crude oil, refined petroleum product, NGL, natural gas, renewable feedstock, and electric power markets, exposing our revenues, purchases, cost of operating activities and cash flows to fluctuations in the prices for these commodities. Generally, our policy is to remain exposed to the market prices of commodities; however, we use futures, forwards, swaps and options in various markets to balance physical systems, meet customer needs, manage price exposures on specific transactions, and do a limited amount of trading not directly related to our physical business, all of which may reduce our exposure to fluctuations in market prices. We also use the market knowledge gained from these activities to capture market opportunities such as moving physical commodities to more profitable locations, storing commodities to capture seasonal or time premiums, and blending commodities to capture quality upgrades.

DCP Midstream Class A Segment
Through DCP LP's operations, DCP Midstream Class A Segment is exposed to a variety of risks including but not limited to changes in the prices of commodities that DCP LP buys or sells. Effective from the date of the merger, we include DCP LP's financial instruments in our financial statements. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger, for additional information regarding the merger and the associated accounting treatment.

The following table indicates the consolidated balance sheet line items that include the fair values of commodity derivative assets and liabilities. The balances in the following table are presented on a gross basis, before the effects of counterparty and collateral netting. However, we have elected to present our commodity derivative assets and liabilities with the same counterparty on a net basis on our consolidated balance sheet when the legal right of offset exists.

	Millions of Dollars								
	December 31, 2022				December 31, 2021			
	Commodity Derivatives		Effect of Collateral Netting	Net Carrying Value Presented on the Balance Sheet	Commodity Derivatives		Effect of Collateral Netting	Net Carrying Value Presented on the Balance Sheet
	Assets	Liabilities			Assets	Liabilities		
Assets								
Prepaid expenses and other current assets	$ **1,331**	**(1,110)**	**—**	**221**	99	(20)	—	79
Other assets	**46**	**(1)**	**—**	**45**	3	(1)	—	2
Liabilities								
Other accruals	**471**	**(750)**	**90**	**(189)**	758	(855)	49	(48)
Other liabilities and deferred credits	**12**	**(35)**	**—**	**(23)**	—	(1)	—	(1)
Total	$ **1,860**	**(1,896)**	**90**	**54**	860	(877)	49	32

At December 31, 2022, there was $93 million of collateral paid that was not offset on our consolidated balance sheet. At December 31, 2021, there was no material cash collateral received or paid that was not offset on our consolidated balance sheet.

The realized and unrealized gains (losses) incurred from commodity derivatives, and the line items where they appear on our consolidated statement of operations, were:

	Millions of Dollars		
	2022	2021	2020
Sales and other operating revenues	$ **(128)**	(468)	436
Other income	**79**	34	10
Purchased crude oil and products	**(348)**	(313)	174
Net gain (loss) from commodity derivative activity	$ **(397)**	(747)	620

The following table summarizes our material net exposures resulting from outstanding commodity derivative contracts. These financial and physical derivative contracts are primarily used to manage price exposure on our underlying operations. The underlying exposures may be from nonderivative positions such as inventory volumes. Financial derivative contracts may also offset physical derivative contracts, such as forward purchase and sales contracts. The percentage of our derivative contract volumes expiring within the next 12 months was more than 90% at December 31, 2022 and 2021.

	Open Position Long / (Short)	
	2022	2021
Commodity		
Crude oil, refined petroleum products, NGL and renewable feedstocks *(millions of barrels)*	**(25)**	(18)
Natural gas *(billions of cubic feet)*	**(77)**	—

Credit Risk from Derivative and Financial Instruments
Financial instruments potentially exposed to concentrations of credit risk consist primarily of trade receivables and derivative contracts.

Our trade receivables result primarily from the sale of products from, or related to, our refinery operations and reflect a broad national and international customer base, which limits our exposure to concentrations of credit risk. The majority of these receivables have payment terms of 30 days or less. We continually monitor this exposure and the creditworthiness of the counterparties and recognize bad debt expense based on a probability assessment of credit loss. Generally, we do not require collateral to limit the exposure to loss; however, we will sometimes use letters of credit, prepayments or master netting arrangements to mitigate credit risk with counterparties that both buy from and sell to us, as these agreements permit the amounts owed by us to others to be offset against amounts owed to us.

The credit risk from our derivative contracts, such as forwards and swaps, derives from the counterparty to the transaction. Individual counterparty exposure is managed within predetermined credit limits and includes the use of cash-call margins when appropriate, thereby reducing the risk of significant nonperformance. We also use futures, swaps and option contracts that have a negligible credit risk because these trades are cleared with an exchange clearinghouse and subject to mandatory margin requirements, typically on a daily basis, until settled.

Certain of our derivative instruments contain provisions that require us to post collateral if the derivative exposure exceeds a threshold amount. We have contracts with fixed threshold amounts and other contracts with variable threshold amounts that are contingent on our credit ratings. The variable threshold amounts typically decline for lower credit ratings, while both the variable and fixed threshold amounts typically revert to zero if our credit ratings fall below investment grade. Cash is the primary collateral in all contracts; however, many contracts also permit us to post letters of credit as collateral.

The aggregate fair values of all derivative instruments with such credit-risk-related contingent features that were in a liability position were immaterial at December 31, 2022 and 2021.

Note 18—Fair Value Measurements

Recurring Fair Value Measurements
We carry certain assets and liabilities at fair value, which we measure at the reporting date using the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price), and disclose the quality of these fair values based on the valuation inputs used in these measurements under the following hierarchy:

- Level 1: Fair value measured with unadjusted quoted prices from an active market for identical assets or liabilities.
- Level 2: Fair value measured either with: (1) adjusted quoted prices from an active market for similar assets or liabilities; or (2) other valuation inputs that are directly or indirectly observable.
- Level 3: Fair value measured with unobservable inputs that are significant to the measurement.

We classify the fair value of an asset or liability based on the significance of its observable or unobservable inputs to the measurement. However, the fair value of an asset or liability initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement or corroborating market data becomes available. Conversely, an asset or liability initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

We used the following methods and assumptions to estimate the fair value of financial instruments:

- *Cash and cash equivalents*—The carrying amount reported on our consolidated balance sheet approximates fair value.
- *Accounts and notes receivable*—The carrying amount reported on our consolidated balance sheet approximates fair value.

- *Derivative instruments*—The fair value of our exchange-traded contracts is based on quoted market prices obtained from the New York Mercantile Exchange, the Intercontinental Exchange or other exchanges, and is reported as Level 1 in the fair value hierarchy. When exchange-cleared contracts lack sufficient liquidity, or are valued using either adjusted exchange-provided prices or nonexchange quotes, we classify those contracts as Level 2 or Level 3 based on the degree to which inputs are observable.

  Physical commodity forward purchase and sales contracts and over-the-counter (OTC) financial swaps are generally valued using forward quotes provided by brokers and price index developers, such as Platts and Oil Price Information Service. We corroborate these quotes with market data and classify the resulting fair values as Level 2. When forward market prices are not available, we estimate fair value using the forward price of a similar commodity, adjusted for the difference in quality or location. In certain less liquid markets or for longer-term contracts, forward prices are not as readily available. In these circumstances, physical commodity purchase and sales contracts and OTC swaps are valued using internally developed methodologies that consider historical relationships among various commodities that result in management's best estimate of fair value. We classify these contracts as Level 3. Physical and OTC commodity options are valued using industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines whether the options are classified as Level 2 or 3. We use a midmarket pricing convention (the midpoint between bid and ask prices). When appropriate, valuations are adjusted to reflect credit considerations, generally based on available market evidence.

  We determine the fair value of interest rate swaps based on observable market valuations for interest rate swaps that have notional amounts, terms and pay and reset frequencies similar to ours.

- *Rabbi trust assets*—These deferred compensation investments are measured at fair value using unadjusted quoted prices available from national securities exchanges and are therefore categorized as Level 1 in the fair value hierarchy.
- *Investment in NOVONIX*—Our investment in NOVONIX is measured at fair value using unadjusted quoted prices available from the Australian Securities Exchange and is therefore categorized as Level 1 in the fair value hierarchy.
- *Other investments*—Includes other marketable securities with observable market prices.
- *Debt*—The carrying amount of our floating-rate debt approximates fair value. The fair value of our fixed-rate debt is estimated primarily based on observable market prices.

The following tables display the fair value hierarchy for our financial assets and liabilities either accounted for or disclosed at fair value on a recurring basis. These values are determined by treating each contract as the fundamental unit of account; therefore, derivative assets and liabilities with the same counterparty are shown on a gross basis in the hierarchy sections of these tables, before the effects of counterparty and collateral netting. The following tables also reflect the effect of netting derivative assets and liabilities with the same counterparty for which we have the legal right of offset and collateral netting.

The carrying values and fair values by hierarchy of our financial assets and liabilities, either carried or disclosed at fair value, including any effects of counterparty and collateral netting, were:

	Millions of Dollars								
	December 31, 2022								
	Fair Value Hierarchy			Total Fair Value of Gross Assets & Liabilities	Effect of Counterparty Netting	Effect of Collateral Netting	Difference in Carrying Value and Fair Value	Net Carrying Value Presented on the Balance Sheet
	Level 1	Level 2	Level 3					
Commodity Derivative Assets								
Exchange-cleared instruments	**$ 1,615**	**130**	**3**	**1,748**	**(1,582)**	**—**	**—**	**166**
OTC instruments	**—**	**7**	**16**	**23**	**—**	**—**	**—**	**23**
Physical forward contracts	**—**	**86**	**3**	**89**	**(12)**	**—**	**—**	**77**
Rabbi trust assets	**126**	**—**	**—**	**126**	**N/A**	**N/A**	**—**	**126**
Investment in NOVONIX	**78**	**—**	**—**	**78**	**N/A**	**N/A**	**—**	**78**
Other investments	**42**	**1**	**—**	**43**	**N/A**	**N/A**	**—**	**43**
	$ 1,861	**224**	**22**	**2,107**	**(1,594)**	**—**	**—**	**513**
Commodity Derivative Liabilities								
Exchange-cleared instruments	**$ 1,676**	**164**	**5**	**1,845**	**(1,582)**	**(90)**	**—**	**173**
OTC instruments	**—**	**9**	**—**	**9**	**—**	**—**	**—**	**9**
Physical forward contracts	**—**	**42**	**—**	**42**	**(12)**	**—**	**—**	**30**
Floating-rate debt	**—**	**65**	**—**	**65**	**N/A**	**N/A**	**—**	**65**
Fixed-rate debt, excluding finance leases and software obligations	**—**	**15,871**	**—**	**15,871**	**N/A**	**N/A**	**977**	**16,848**
	$ 1,676	**16,151**	**5**	**17,832**	**(1,594)**	**(90)**	**977**	**17,125**

	Millions of Dollars							
	December 31, 2021							
	Fair Value Hierarchy			Total Fair Value of Gross Assets & Liabilities	Effect of Counterparty Netting	Effect of Collateral Netting	Difference in Carrying Value and Fair Value	Net Carrying Value Presented on the Balance Sheet
	Level 1	Level 2	Level 3					
Commodity Derivative Assets								
Exchange-cleared instruments	$ 419	368	—	787	(779)	—	—	8
Physical forward contracts	—	73	—	73	—	—	—	73
Rabbi trust assets	158	—	—	158	N/A	N/A	—	158
Investment in NOVONIX	520	—	—	520	N/A	N/A	—	520
	$ 1,097	441	—	1,538	(779)	—	—	759
Commodity Derivative Liabilities								
Exchange-cleared instruments	$ 463	362	—	825	(779)	(49)	—	(3)
OTC instruments	—	1	—	1	—	—	—	1
Physical forward contracts	—	51	—	51	—	—	—	51
Floating-rate debt	—	475	—	475	N/A	N/A	—	475
Fixed-rate debt, excluding finance leases and software obligations	—	15,353	—	15,353	N/A	N/A	(1,686)	13,667
	$ 463	16,242	—	16,705	(779)	(49)	(1,686)	14,191

The rabbi trust assets and investment in NOVONIX are recorded in the "Investments and long-term receivables" line item, and floating-rate and fixed-rate debt are recorded in the "Short-term debt" and "Long-term debt" line items on our consolidated balance sheet. See Note 17—Derivatives and Financial Instruments, for information regarding where the assets and liabilities related to our commodity derivatives are recorded on our consolidated balance sheet.

Nonrecurring Fair Value Measurements

Equity Investments

Liberty
In the first quarter of 2021, Phillips 66 Partners wrote down the book value of its investment in Liberty to estimated fair value using a Level 3 nonrecurring fair value measurement. This nonrecurring measurement was based on the estimated fair value of Phillips 66 Partners' share of the joint venture's pipeline assets and net working capital at March 31, 2021. See Note 8—Investments, Loans and Long-Term Receivables, for more information regarding Phillips 66 Partners' transfer of its ownership in Liberty to its co-venturer in April 2021.

Other
In the fourth quarter of 2020, the nonrecurring fair value measurements used by Phillips 66 Partners to impair its equity method investments in two crude oil transportation and terminaling joint ventures were calculated by weighting the results of different economic scenarios using the income approach. The income approach uses a discounted cash flow model that requires various observable and nonobservable inputs, including volumes, rates/tariffs, expenses and discount rates. These valuations resulted in a Level 3 nonrecurring fair value measurement.

DCP Midstream
In the first quarter of 2020, the nonrecurring fair value measurement used to record an impairment of our DCP Midstream investment was the fair value of our share of DCP Midstream's limited partner interest in DCP LP, which was estimated based on average market prices of DCP LP's common units for a multi-day trading period encompassing March 31, 2020. This valuation resulted in a Level 2 nonrecurring fair value measurement.

PP&E and Intangible Assets

Alliance Refinery
In the third quarter of 2021, we remeasured the carrying value of the net PP&E of our Alliance Refinery asset group to fair value. The fair value of PP&E was determined using a combination of the income, cost and sales comparison approaches. The income approach used a discounted cash flow model that requires various observable and non-observable inputs, such as commodity prices, margins, operating rates, sales volumes, operating expenses, capital expenditures, terminal-year values and a risk-adjusted discount rate. The cost approach used assumptions for the current replacement costs of similar plant and equipment assets adjusted for estimated physical deterioration, functional obsolescence and economic obsolescence. The sales comparison approach used the value of similar properties recently sold or currently offered for sale. This valuation resulted in a Level 3 nonrecurring fair value measurement.

San Francisco Refinery
In the third quarter of 2020, we remeasured the carrying value of the net PP&E and intangible assets of our San Francisco Refinery asset group to fair value. The estimated fair value of the plants, equipment and intangible assets was determined using a replacement cost approach adjusted, as applicable, for physical deterioration, functional obsolescence and economic obsolescence. The estimated fair value of the properties was determined using a sales comparison approach. This valuation resulted in a Level 3 nonrecurring fair value measurement.

Goodwill
The carrying value of the Refining reporting unit's goodwill was remeasured to fair value on a nonrecurring basis in the first quarter of 2020. The fair value of the Refining reporting unit was calculated by weighting the results from the income approach and the market approach. The income approach used a discounted cash flow model that included various observable and nonobservable inputs, such as prices, volumes, expenses, capital expenditures, discount rates and projected long-term growth rates and terminal values. The market approach used peer company enterprise values relative to current and future net income (loss) before net interest expense, income taxes, depreciation and amortization (EBITDA) projections to arrive at an average multiple. This multiple was applied to the reporting unit's current and projected EBITDA, with consideration for an estimated market participant acquisition premium. The resulting Level 3 fair value estimate was less than the Refining reporting unit's carrying value by an amount that exceeded the existing goodwill balance of the reporting unit. As a result, the Refining reporting unit's goodwill was impaired to zero. As part of our impairment analysis, the fair value of all reporting units was reconciled to the company's market capitalization.

DCP Midstream and Gray Oak Holdings Merger

In the third quarter of 2022, we and Enbridge agreed to merge DCP Midstream and Gray Oak Holdings with DCP Midstream as the surviving entity. As a result, we began consolidating the financial results of DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills, and accordingly, accounted for the business combination using the acquisition method of accounting, which requires DCP Midstream Class A Segment's, DCP Sand Hills' and DCP Southern Hills', assets and liabilities to be recorded at fair value as of the acquisition date on our consolidated balance sheet. See Note 4—Business Combination, for additional information on the merger transaction.

Equity Investments

The preliminary fair value of the investments we acquired that are accounted for under the equity method was $2,198 million. The preliminary fair value of these assets was determined using the income approach. The income approach used discounted cash flow models that require various observable and non-observable inputs, such as margins, tariffs and rates, utilization, volumes, product costs, operating expenses, capital expenditures, terminal-year values and risk-adjusted discount rates. These valuations resulted in Level 3 nonrecurring fair value measurements.

PP&E

The preliminary fair value of PP&E was $12,838 million. The preliminary fair value of these assets was determined primarily using the cost approach. The cost approach used assumptions for the current replacement costs of similar plant and equipment assets adjusted for estimated physical deterioration, functional obsolescence and economic obsolescence. The estimated fair value of properties was determined using a sales comparison approach. These valuations resulted in Level 3 nonrecurring fair value measurements.

Debt

The preliminary fair value of DCP LP's senior and junior subordinated notes was measured using a market approach, based on the average of quotes for the acquired debt from major financial institutions. These valuations resulted in Level 2 nonrecurring fair value measurements.

Gain Related to Merger of Businesses

In connection with the merger, we recognized before-tax gains totaling $2,831 million from remeasuring our previously held equity investments to their fair values and a before-tax gain of $182 million related to the transfer of a 35.75% indirect economic interest in Gray Oak Pipeline to our co-venturer. The preliminary fair values of our previously held equity interest in DCP Midstream and the equity interest in Gray Oak Pipeline we transferred were primarily based on DCP LP's publicly traded common unit market price on the effective date of the merger, August 17, 2022, the cash consideration contributed and obligations that were deemed to be effectively settled. This valuation resulted in Level 1 nonrecurring fair value measurements. The preliminary fair values of our previously held equity interests in DCP Sand Hills and DCP Southern Hills were determined using the income approach. The income approach used discounted cash flow models that require various observable and non-observable inputs, such as tariffs, volumes, operating expenses, capital expenditures, terminal-year values and risk-adjusted discount rates. These valuations resulted in Level 3 nonrecurring fair value measurements.

Noncontrolling Interests

As a result of our consolidation of the DCP Midstream Class A Segment, the noncontrolling interests held in the DCP Midstream Class A Segment were recorded at their estimated fair values on the merger date. These noncontrolling interests primarily include Enbridge's indirect economic interest in DCP LP, the public holders of DCP LP's common units and the holders of DCP LP's preferred units. The fair value of the noncontrolling interests in DCP LP's common units was based on their unit market price as of the date of the merger, August 17, 2022. The fair value of the noncontrolling interests in DCP LP's publicly traded preferred units was based on their respective market price as of the date of the merger, August 17, 2022. These valuations resulted in Level 1 nonrecurring fair value measurements. The preliminary fair value of the noncontrolling interests in DCP LP's other preferred units was based on an income approach that used projected distributions that were discounted using an average implied yield of DCP LP's publicly traded preferred units and expected redemption dates. This valuation resulted in a Level 2 nonrecurring fair value measurement.

Note 19—Equity

Preferred Stock
Phillips 66 has 500 million shares of preferred stock authorized, with a par value of $0.01 per share, none of which have been issued.

Treasury Stock
In March 2020, we announced that we had temporarily suspended our share repurchases to preserve liquidity in response to the global economic disruption caused by the COVID-19 pandemic. We resumed purchasing shares under our share repurchase program in the second quarter of 2022. On November 7, 2022, our Board of Directors approved a $5 billion increase to our share repurchase program. Since July 2012, our Board of Directors has authorized an aggregate of $20 billion of repurchases of our outstanding common stock. The authorizations do not have expiration dates. Future share repurchases are expected to be funded primarily through available cash. We are not obligated to repurchase any shares of common stock pursuant to these authorizations and may commence, suspend or terminate repurchases at any time. In 2022, we repurchased 16.6 million shares at an aggregate cost of $1.5 billion. Since the inception of our share repurchase program in 2012, we have repurchased 175.9 million shares at an aggregate cost of $14 billion. Shares of stock repurchased are held as treasury shares.

Our Board of Directors separately authorized two transactions in 2014 and 2018, which resulted in the repurchase of 52.4 million shares of Phillips 66 common stock with an aggregate value of $4.6 billion.

In March 2022, in connection with the Phillips 66 Partners merger, we issued 41.8 million shares of common stock from our treasury stock with an aggregate cost of $3.4 billion. See Note 30—Phillips 66 Partners LP, for information on the merger with Phillips 66 Partners.

Common Stock Dividends
On February 8, 2023, our Board of Directors declared a quarterly cash dividend of $1.05 per common share, payable March 1, 2023, to holders of record at the close of business on February 21, 2023.

Noncontrolling Interests
In 2022, our noncontrolling interests primarily represented Enbridge’s indirect economic interest in DCP LP, the public holders of DCP LP’s common units and the holders of DCP LP’s preferred units. In 2021, our noncontrolling interests primarily represented the public holders of Phillips 66 Partners’ common units and the holders of Phillips 66 Partners’ preferred units. See Note 30—Phillips 66 Partners LP, for information on the merger with Phillips 66 Partners.

Note 20—Leases

We lease marine vessels, pipelines, storage tanks, railcars, service station sites, office buildings, corporate aircraft, land and other facilities and equipment. In determining whether an agreement contains a lease, we consider our ability to control the asset and whether third-party participation or vendor substitution rights limit our control. Certain leases include escalation clauses for adjusting rental payments to reflect changes in price indices, as well as renewal options and/or options to purchase the leased property. Renewal options have been included only when reasonably certain of exercise. There are no significant restrictions imposed on us in our lease agreements with regards to dividend payments, asset dispositions or borrowing ability. Certain leases have residual value guarantees, which may require additional payments at the end of the lease term if future fair values decline below contractual lease balances.

In our implementation of ASU No. 2016-02, we elected to discount lease obligations using our incremental borrowing rate. Furthermore, we elected to separate costs for lease and service components for contracts involving marine vessels and consignment service stations. For these contracts, we allocate the consideration payable between the lease and service components using the relative standalone prices of each component. For contracts involving all other asset types, we elected the practical expedient to account for the lease and service components on a combined basis. Our right of way agreements in effect prior to January 1, 2019, were not accounted for as leases as they were not initially determined to be leases at their commencement dates. However, modifications to these agreements or new agreements are assessed and accounted for accordingly under ASU No. 2016-02. For short-term leases, which are leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that is reasonably certain to be exercised, we elected to not recognize the ROU asset and corresponding lease liability on our consolidated balance sheet.

The following table indicates the consolidated balance sheet line items that include the ROU assets and lease liabilities for our finance and operating leases at December 31:

	Millions of Dollars			
	2022		2021	
	Finance Leases	Operating Leases	Finance Leases	Operating Leases
Right-of-Use Assets				
Net properties, plants and equipment	$ **259**	**—**	259	—
Other assets	**—**	**995**	—	1,050
Total right-of-use assets	$ **259**	**995**	259	1,050
Lease Liabilities				
Short-term debt	$ **23**	**—**	33	—
Other accruals	**—**	**282**	—	343
Long-term debt	**234**	**—**	257	—
Other liabilities and deferred credits	**—**	**745**	—	725
Total lease liabilities	$ **257**	**1,027**	290	1,068

Future minimum lease payments at December 31, 2022, for finance and operating lease liabilities were:

	Millions of Dollars	
	Finance Leases	Operating Leases
2023	$ 32	317
2024	32	234
2025	26	177
2026	28	120
2027	22	89
Remaining years	182	221
Future minimum lease payments	322	1,158
Amount representing interest or discounts	(65)	(131)
Total lease liabilities	$ 257	1,027

Our finance lease liabilities relate primarily to service station consignment agreements with a marketing joint venture and a crude oil terminal in the United Kingdom. The lease liability for the terminal finance lease is subject to foreign currency translation adjustments each reporting period.

Components of net lease cost for the years ended December 31, 2022, 2021 and 2020, were:

	Millions of Dollars		
	2022	2021	2020
Finance lease cost			
Amortization of right-of-use assets	**$ 24**	23	21
Interest on lease liabilities	**9**	9	10
Total finance lease cost	**33**	32	31
Operating lease cost	**387**	461	527
Short-term lease cost	**63**	104	108
Variable lease cost	**19**	3	39
Sublease income	**(13)**	(15)	(22)
Total net lease cost	**$ 489**	585	683

Cash paid for amounts included in the measurement of our lease liabilities for the years ended December 31, 2022, 2021 and 2020, was:

	Millions of Dollars		
	2022	2021	2020
Operating cash outflows—finance leases	**$ 11**	9	10
Operating cash outflows—operating leases	**392**	438	521
Financing cash outflows—finance leases	**32**	21	17

During the years ended December 31, 2022, 2021 and 2020, we recorded additional noncash ROU assets and corresponding operating lease liabilities totaling $269 million, $260 million and $363 million, respectively, related to new and modified lease agreements.

At December 31, 2022 and 2021, the weighted-average remaining lease terms and discount rates for our lease liabilities were:

	2022	2021
Weighted-average remaining lease term—finance leases (years)	**12.5**	13.0
Weighted-average remaining lease term—operating leases (years)	**5.8**	5.7
Weighted-average discount rate—finance leases	**3.3 %**	3.3
Weighted-average discount rate—operating leases	**3.8 %**	3.2

Note 21—Pension and Postretirement Plans

The following table provides a reconciliation of the projected benefit obligations and plan assets for our pension plans and accumulated benefit obligations for our other postretirement benefit plans:

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2022		2021		**2022**	2021
	U.S.	**Int'l.**	U.S.	Int'l.		
Change in Benefit Obligations						
Benefit obligations at January 1	**$ 3,033**	**1,409**	3,405	1,480	**197**	213
Service cost	**123**	**28**	146	36	**4**	5
Interest cost	**100**	**21**	81	19	**5**	5
Plan participant contributions	**—**	**2**	—	2	**6**	6
Net actuarial gain	**(528)**	**(502)**	(82)	(37)	**(37)**	(13)
Benefits paid	**(519)**	**(44)**	(517)	(44)	**(19)**	(19)
Settlements	**—**	**(101)**	—	—	**—**	—
Foreign currency exchange rate change	**—**	**(138)**	—	(47)	**—**	—
Benefit obligations at December 31	**$ 2,209**	**675**	3,033	1,409	**156**	197
Change in Fair Value of Plan Assets						
Fair value of plan assets at January 1	**$ 2,547**	**1,280**	2,738	1,212	**—**	—
Actual return on plan assets	**(375)**	**(329)**	289	114	**—**	—
Company contributions	**125**	**23**	37	27	**13**	13
Plan participant contributions	**—**	**2**	—	2	**6**	6
Benefits paid	**(519)**	**(44)**	(517)	(44)	**(19)**	(19)
Settlements	**—**	**(101)**	—	—	**—**	—
Foreign currency exchange rate change	**—**	**(124)**	—	(31)	**—**	—
Fair value of plan assets at December 31	**$ 1,778**	**707**	2,547	1,280	**—**	—
Funded Status at December 31	**$ (431)**	**32**	(486)	(129)	**(156)**	(197)

Amounts recognized in the consolidated balance sheet for our pension and other postretirement benefit plans at December 31 include:

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2022		2021		**2022**	2021
	U.S.	**Int'l.**	U.S.	Int'l.		
Amounts Recognized in the Consolidated Balance Sheet						
Noncurrent assets	$ **—**	**140**	—	51	**—**	—
Current liabilities	**(50)**	**—**	(25)	—	**(15)**	(15)
Noncurrent liabilities	**(381)**	**(108)**	(461)	(180)	**(141)**	(182)
Total recognized	$ **(431)**	**32**	(486)	(129)	**(156)**	(197)

Included in accumulated other comprehensive loss at December 31 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2022		2021		**2022**	2021
	U.S.	**Int'l.**	U.S.	Int'l.		
Unrecognized net actuarial loss (gain)	$ **159**	**(27)**	251	130	**(59)**	(24)
Unrecognized prior service credit	**—**	**—**	—	(1)	**—**	(2)

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2022		2021		**2022**	2021
	U.S.	**Int'l.**	U.S.	Int'l.		
Sources of Change in Other Comprehensive Income						
Net actuarial gain arising during the period	$ **18**	**136**	211	92	**37**	13
Amortization of net actuarial loss (gain) and settlements	**74**	**21**	101	25	**(2)**	(1)
Amortization of prior service credit	**—**	**(1)**	—	(1)	**(2)**	(2)
Total recognized in other comprehensive income	$ **92**	**156**	312	116	**33**	10

The accumulated benefit obligations for all U.S. and international pension plans were $2,055 million and $593 million, respectively, at December 31, 2022, and $2,770 million and $1,236 million, respectively, at December 31, 2021.

Information for U.S. and international pension plans with an accumulated benefit obligation in excess of plan assets at December 31 was:

	Millions of Dollars			
	Pension Benefits			
	2022		2021	
	U.S.	**Int'l.**	U.S.	Int'l.
Accumulated benefit obligations	**$ 2,055**	**114**	2,770	410
Fair value of plan assets	**1,778**	**13**	2,547	248

Information for U.S. and international pension plans with a projected benefit obligation in excess of plan assets at December 31 was:

	Millions of Dollars			
	Pension Benefits			
	2022		2021	
	U.S.	**Int'l.**	U.S.	Int'l.
Projected benefit obligations	**$ 2,209**	**121**	3,033	428
Fair value of plan assets	**1,778**	**13**	2,547	248

Components of net periodic benefit cost for all defined benefit plans are presented in the table below:

	Millions of Dollars								
	Pension Benefits						Other Benefits		
	2022		2021		2020		**2022**	2021	2020
	U.S.	**Int'l.**	U.S.	Int'l.	U.S.	Int'l.			
Components of Net Periodic Benefit Cost									
Service cost	**$ 123**	**28**	146	36	138	28	**4**	5	5
Interest cost	**100**	**21**	81	19	91	22	**5**	5	7
Expected return on plan assets	**(135)**	**(56)**	(160)	(59)	(159)	(50)	**—**	—	—
Amortization of prior service credit	**—**	**(1)**	—	(1)	—	(1)	**(2)**	(2)	(2)
Amortization of net actuarial loss (gain)	**21**	**12**	46	25	70	16	**(2)**	(1)	—
Settlements	**53**	**9**	55	—	61	—	**—**	—	—
Net periodic benefit cost*	**$ 162**	**13**	168	20	201	15	**5**	7	10

** Included in the "Operating expenses" and "Selling, general and administrative expenses" line items on our consolidated statement of operations.*

In determining net periodic benefit cost, we amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. For net actuarial gains and losses, we amortize 10% of the unamortized balance each year. The amount subject to amortization is determined on a plan-by-plan basis.

The following weighted-average assumptions were used to determine benefit obligations and net periodic benefit costs for years ended December 31:

	Pension Benefits				Other Benefits	
	2022		2021		**2022**	2021
	U.S.	**Int'l.**	U.S.	Int'l.		
Assumptions Used to Determine Benefit Obligations:						
Discount rate	**5.70 %**	**4.64**	2.95	1.60	**5.70**	2.90
Rate of compensation increase	**4.30**	**3.32**	4.30	3.05	**—**	—
Interest crediting rate on cash balance plan	**3.88**	**—**	2.05	—	**—**	—
Assumptions Used to Determine Net Periodic Benefit Cost:						
Discount rate	**3.94 %**	**1.65**	2.70	1.27	**2.90**	2.30
Expected return on plan assets	**6.50**	**4.90**	6.50	4.86	**—**	—
Rate of compensation increase	**4.30**	**3.05**	4.27	3.01	**—**	—
Interest crediting rate on cash balance plan	**2.59**	**—**	2.05	—	**—**	—

For both U.S. and international pension plans, the overall expected long-term rate of return is developed from the expected future return of each asset class, weighted by the expected allocation of pension assets to that asset class. We rely on a variety of independent market forecasts in developing the expected rate of return for each class of assets.

For the year ended December 31, 2022, actuarial gains resulted in decreases in our U.S. and international pension benefit obligations of $528 million and $502 million, respectively. For the year ended December 31, 2021, actuarial gains resulted in decreases in our U.S. and international pension benefit obligations of $82 million and $37 million, respectively. The primary driver for the actuarial gains in 2022 and 2021 was increases in the discount rates.

For the year ended December 31, 2022, the weighted-average actual return on plan assets was negative 20%, which resulted in a decrease in our U.S. and international plan assets of $375 million and $329 million, respectively. For the year ended December 31, 2021, the weighted-average actual return on plan assets was 10%, which resulted in an increase in our U.S. and international plan assets of $289 million and $114 million, respectively. The primary driver of the return on plan assets in 2022 and 2021 was fluctuations in the equity and fixed income markets.

Our other postretirement benefit plans for health insurance are contributory. Effective December 31, 2012, we terminated the subsidy for retiree medical plans. Since January 1, 2013, eligible employees have been able to utilize notional amounts credited to an account during their period of service with the company to pay all, or a portion, of their cost to participate in postretirement health insurance. In general, employees hired after December 31, 2012, will not receive credits to an account, but will have unsubsidized access to health insurance through the plan. The cost of health insurance will be adjusted annually by the company's actuary to reflect actual experience and expected health care cost trends. The measurement of the accumulated benefit obligation assumes a health care cost trend rate of 6.50% in 2023 that declines to 5.00% by 2029.

Plan Assets
The investment strategy for managing pension plan assets is to seek a reasonable rate of return relative to an appropriate level of risk and provide adequate liquidity for benefit payments and portfolio management. We follow a policy of diversifying pension plan assets across asset classes, investment managers, and individual holdings. As a result, our plan assets have no significant concentrations of credit risk. Asset classes that are considered appropriate include equities, fixed income, cash, real estate and infrastructure investments and insurance contracts. Plan fiduciaries may consider and add other asset classes to the investment program from time to time. The target allocations for plan assets are approximately 47% equity securities, 37% debt securities, 8% real estate investments and 8% in all other types of investments as of December 31, 2022. Generally, the investments in the plans are publicly traded, therefore minimizing the liquidity risk in the portfolio.

The following is a description of the valuation methodologies used for the pension plan assets.

- Fair values of equity securities and government debt securities are based on quoted market prices.
- Fair values of corporate debt securities are estimated using recently executed transactions and market price quotations. If there have been no market transactions in a particular fixed income security, its fair value is calculated by pricing models that benchmark the security against other securities with actual market prices.
- Fair values of cash and cash equivalents approximate their carrying amounts.
- Fair values of insurance contracts are valued at the present value of the future benefit payments owed by the insurance company to the plans' participants.
- Fair values of investments in common/collective trusts and real estate and infrastructure investments are valued at the net asset value (NAV) as a practical expedient. The NAV is based on the underlying net assets owned by the fund and the relative interest of each participating investor in the fair value of the underlying assets. These investments valued at NAV are not classified within the fair value hierarchy, but are presented in the fair value table to permit reconciliation of total plan assets to the amounts presented in the fair value table.

The fair values of our pension plan assets at December 31, by asset class, were:

	Millions of Dollars							
	U.S.				International			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
2022								
Equity securities	$ **239**	**—**	**—**	**239**	**—**	**—**	**—**	**—**
Government debt securities	**268**	**—**	**—**	**268**	**—**	**—**	**—**	**—**
Corporate debt securities	**—**	**89**	**—**	**89**	**—**	**—**	**—**	**—**
Cash and cash equivalents	**19**	**—**	**—**	**19**	**64**	**—**	**—**	**64**
Insurance contracts	**—**	**—**	**—**	**—**	**—**	**—**	**13**	**13**
Total assets in the fair value hierarchy	**526**	**89**	**—**	**615**	**64**	**—**	**13**	**77**
Common/collective trusts measured at NAV				**841**				**567**
Real estate and infrastructure investments measured at NAV				**322**				**63**
Total	$ **526**	**89**	**—**	**1,778**	**64**	**—**	**13**	**707**

	Millions of Dollars							
	U.S.				International			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
2021								
Equity securities	$ 385	—	—	385	—	—	—	—
Government debt securities	427	—	—	427	—	—	—	—
Corporate debt securities	—	131	—	131	—	—	—	—
Cash and cash equivalents	20	—	—	20	6	—	—	6
Insurance contracts	—	—	—	—	—	—	13	13
Total assets in the fair value hierarchy	832	131	—	963	6	—	13	19
Common/collective trusts measured at NAV				1,266				1,158
Real estate and infrastructure investments measured at NAV				318				103
Total	$ 832	131	—	2,547	6	—	13	1,280

Our funding policy for U.S. plans is to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. Contributions to international plans are subject to local laws and tax regulations. Actual contribution amounts are dependent upon plan asset returns, changes in pension obligations, regulatory environments, and other economic factors. In 2023, we expect to contribute approximately $70 million to our U.S. pension plans and other postretirement benefit plans and $20 million to our international pension plans.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to plan participants in the years indicated:

	Millions of Dollars		
	Pension Benefits		Other Benefits
	U.S.	Int'l.	
2023	$ 266	21	17
2024	218	23	17
2025	217	25	17
2026	220	27	17
2027	231	28	17
2028-2032	1,087	170	78

Defined Contribution Plans

Most U.S. employees are eligible to participate in the Phillips 66 Savings Plan (Savings Plan). Employees can contribute up to 75% of their eligible pay, subject to certain statutory limits, in the Savings Plan to a choice of investment funds. For the year ended December 31, 2022, Phillips 66 provided a company match of participant contributions up to 8% of eligible pay, with an additional Success Share contribution ranging from 0% to 4% of eligible pay based on management discretion. For the years ended December 31, 2021 and 2020, Phillips 66 provided a company match of participant contributions up to 6% of eligible pay, with an additional Success Share contribution ranging from 0% to 6% of eligible pay based on management discretion.

For the years ended December 31, 2022, 2021 and 2020, we recorded expense of $210 million, $142 million and $145 million, respectively, related to our contributions to the Savings Plan.

Note 22—Share-Based Compensation Plans

Share-based payment awards, including stock options, stock appreciation rights, stock awards (including restricted stock and RSU awards), cash awards, and performance awards, are granted to our employees, nonemployee directors and other plan participants by the Human Resources and Compensation Committee (HRCC) of our Board of Directors under the applicable Omnibus Stock and Performance Incentive Plan of Phillips 66. Prior to May 11, 2022, share-based awards were granted under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66 (the 2013 P66 Omnibus Plan). On May 11, 2022, Phillips 66's shareholders approved the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66 (the 2022 P66 Omnibus Plan), which replaced the 2013 P66 Omnibus Plan. No future awards will be made under the 2013 P66 Omnibus Plan. As of December 31, 2022, approximately 15 million shares of Phillips 66's common stock remained available to be issued to settle share-based awards under the 2022 P66 Omnibus Plan.

We recognize share-based compensation expense over the shorter of: (1) the service period (i.e., the stated period of time required to earn the award); or (2) the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement, but not less than six months as this is the minimum period of time required for an award not to be subject to forfeiture. Our equity-classified programs generally provide accelerated vesting (i.e., a waiver of the remaining period of service required to earn an award) for awards held by employees at the time they become eligible for retirement (at age 55 with 5 years of service). We have elected to recognize expense on a straight-line basis over the service period for the entire award, irrespective of whether the award was granted with ratable or cliff vesting, and have elected to recognize forfeitures of awards when they occur.

Total share-based compensation expense recognized in income and the associated income tax benefit for the years ended December 31 were:

	Millions of Dollars		
	2022	2021	2020
Restricted stock units	**$ 101**	100	91
Performance share units	**68**	23	17
Stock options	**17**	19	17
Other	**24**	2	2
Total share-based compensation expense	**$ 210**	144	127
Income tax benefit	**$ (55)**	(33)	(35)

Restricted Stock Units
Generally, RSUs are granted annually under the provisions of the applicable Phillips 66 incentive plan and cliff vest at the end of three years. The grant date fair value is equal to the average of the high and low market price of our stock on the grant date. The recipients receive a quarterly dividend equivalent cash payment until the RSU is settled by issuing one share of our common stock for each RSU at the end of the service period. RSUs granted to retirement-eligible employees are not subject to forfeiture six months after the grant date. Special RSUs are granted to attract or retain key personnel and the terms and conditions may vary by award.

The following table summarizes our RSU activity from January 1, 2022, to December 31, 2022:

			Millions of Dollars
	Stock Units	Weighted-Average Grant-Date Fair Value	Total Fair Value
Outstanding at January 1, 2022	**3,310,590**	**$ 83.20**	
Granted	**1,303,336**	**88.16**	
Forfeited	**(184,733)**	**83.16**	
Issued	**(1,162,718)**	**90.00**	**$ 102**
Outstanding at December 31, 2022	**3,266,475**	**$ 82.76**	
Not Vested at December 31, 2022	**2,250,626**	**$ 82.49**	

At December 31, 2022, the remaining unrecognized compensation cost from unvested RSU awards was $75 million, which will be recognized over a weighted-average period of 21 months, the longest period being 35 months.

During 2021 and 2020, we granted RSUs with a weighted-average grant-date fair value of $75.91 and $83.48, respectively. During 2021 and 2020, we issued shares with an aggregate fair value of $61 million and $69 million, respectively, to settle RSUs.

Performance Share Units
Under the applicable Phillips 66 incentive plan, senior management is annually awarded restricted performance share units (PSUs) with three-year performance periods. These awards vest when the HRCC approves the three-year performance results, which represents the grant date. PSUs granted under Phillips 66's incentive plans are classified as liability awards and compensation expense is recognized beginning on the authorization date and ending on the vesting date.

PSUs granted under the applicable Phillips 66 incentive plan are settled by cash payments equal to the fair value of the awards, which is based on the market prices of our stock near the end of the performance periods. The HRCC must approve the three-year performance results prior to payout. Dividend equivalents are not paid on these awards.

PSUs granted under prior incentive compensation plans were classified as equity awards. These equity awards are settled upon an employee's retirement by issuing one share of our common stock for each PSU held. Dividend equivalents are paid on these awards.

The following table summarizes our PSU activity from January 1, 2022, to December 31, 2022:

	Performance Share Units		Weighted-Average Grant-Date Fair Value		Millions of Dollars Total Fair Value
Outstanding at January 1, 2022	**811,786**	**$**	**37.90**		
Granted	**245,957**		**71.82**		
Forfeited	**—**		**—**		
Issued	**(108,617)**		**33.81**	**$**	**9**
Cash settled	**(245,957)**		**71.82**		**18**
Outstanding at December 31, 2022	**703,169**	**$**	**38.54**		
Not Vested at December 31, 2022	**—**	**$**	**—**		

At December 31, 2022, there was no remaining unrecognized compensation cost from unvested PSU awards.

During 2021 and 2020, we granted PSUs with a weighted-average grant-date fair value of $68.18 and $112.73, respectively. During 2021 and 2020, we issued shares with an aggregate fair value of $12 million and $41 million, respectively, to settle PSUs. During 2021 and 2020, we cash settled PSUs with an aggregate fair value of $27 million and $63 million, respectively.

Stock Options

Stock options granted under the provisions of the applicable Phillips 66 incentive plan and earlier plans permit purchases of our common stock at exercise prices equivalent to the average of the high and low market price of our stock on the date the options were granted. The options have terms of 10 years and vest ratably, with one-third of the options becoming exercisable on each anniversary date for the three years following the date of grant. Options awarded to employees eligible for retirement are not subject to forfeiture six months after the grant date.

The following table summarizes our stock option activity from January 1, 2022, to December 31, 2022:

	Options		Weighted-Average Exercise Price		Weighted-Average Grant-Date Fair Value		Millions of Dollars Aggregate Intrinsic Value
Outstanding at January 1, 2022	**6,264,206**	**$**	**81.25**				
Granted	**1,043,300**		**88.89**	**$**	**17.02**		
Forfeited	**(28,123)**		**86.19**				
Exercised	**(1,436,468)**		**71.57**			**$**	**42**
Outstanding at December 31, 2022	**5,842,915**	**$**	**84.97**				
Vested at December 31, 2022	**5,291,211**	**$**	**85.09**			**$**	**101**
Exercisable at December 31, 2022	**3,534,630**	**$**	**86.08**			**$**	**64**

The weighted-average remaining contractual terms of vested options and exercisable options at December 31, 2022, were 6.47 years and 5.5 years, respectively. During 2022, we received $103 million in cash and realized an income tax benefit of $8 million from the exercise of options. At December 31, 2022, the remaining unrecognized compensation expense from unvested options was $5 million, which will be recognized over a weighted-average period of 22 months, the longest period being 30 months.

During 2021 and 2020, we granted options with a weighted-average grant-date fair value of $12.06 and $15.80, respectively. During 2021 and 2020, employees exercised options with an aggregate intrinsic value of $24 million and $21 million, respectively.

The following table provides the significant assumptions used to calculate the grant-date fair values of options granted over the years shown below, as calculated using the Black-Scholes-Merton option-pricing model:

	2022	2021	2020
Risk-free interest rate	**1.97 %**	0.93	1.58
Dividend yield	**5.10 %**	5.30	3.20
Volatility factor	**33.67 %**	32.11	25.23
Expected life (years)	**6.61**	6.76	6.96

We calculate the volatility factor using historical Phillips 66 end-of-week closing stock prices. We periodically calculate the average period of time elapsed between grant dates and exercise dates of past grants to estimate the expected life of new option grants.

Other

Other share-based compensation expense is primarily associated with the consolidation of DCP Midstream Class A Segment following the August 18, 2022, merger of DCP Midstream and Gray Oak Holdings. Under DCP Midstream Class A Segment's Long-Term Incentive Plan, phantom units, performance units and distribution equivalent rights are rewarded to key employees. Equity-based compensation expense was $23 million for the period from August 18, 2022, through December 31, 2022. At December 31, 2022, the remaining unrecognized compensation cost was $15 million, which will be recognized over a weighted-average period of 19 months, with the longest period being 33 months.

See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger and Note 4—Business Combination for additional information regarding the merger and associated accounting treatment.

Note 23—Income Taxes

Components of income tax expense (benefit) were:

	Millions of Dollars		
	2022	2021	2020
Income Tax Expense (Benefit)			
Federal			
Current	$ **1,263**	363	(1,324)
Deferred	**1,171**	(85)	171
Foreign			
Current	**492**	50	9
Deferred	**(109)**	(39)	67
State and local			
Current	**173**	5	(61)
Deferred	**258**	(148)	(112)
	$ **3,248**	146	(1,250)

During the year ended December 31, 2020, in accordance with the Coronavirus Aid, Relief, and Economic Security (CARES) Act, we recorded a tax benefit reflecting the carryback of a significant portion of our 2020 net operating loss to a year that had a 35% federal statutory income tax rate.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (IRA) that includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on adjusted financial statement income as defined in the IRA, which is effective after December 31, 2022. We are continuing to evaluate the IRA and its requirements, as well as the application to our business.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred tax liabilities and assets at December 31 were:

		Millions of Dollars	
		2022	2021
Deferred Tax Liabilities			
Properties, plants and equipment, and intangibles	$	**3,309**	3,135
Investment in joint ventures		**1,854**	2,065
Investment in subsidiaries		**1,974**	969
Other		**238**	267
Total deferred tax liabilities		**7,375**	6,436
Deferred Tax Assets			
Benefit plan accruals		**307**	431
Loss and credit carryforwards		**113**	173
Asset retirement obligations and accrued environmental costs		**137**	120
Other financial accruals and deferrals		**51**	82
Inventory		**62**	—
Other		**220**	262
Total deferred tax assets		**890**	1,068
Less: valuation allowance		**97**	74
Net deferred tax assets		**793**	994
Net deferred tax liabilities	$	**6,582**	5,442

At December 31, 2022, the loss and credit carryforward deferred tax assets were primarily related to a foreign tax credit carryforward in the United States of $90 million; a state tax net operating loss carryforward of $16 million; and a capital loss and net operating loss carryforwards in the United Kingdom of $6 million. State net operating loss carryforwards begin to expire in 2040. Foreign tax credit carryforwards, which have a full valuation allowance against them, begin to expire in 2029. The other loss and credit carryforwards, all of which relate to foreign operations, and have a full valuation allowance against them, have indefinite lives.

Valuation allowances have been established to reduce deferred tax assets to an amount that will, more likely than not, be realized. During the year ended December 31, 2022, our total valuation allowance balance increased by $23 million. Based on our historical taxable income, expectations for the future and available tax planning strategies, management expects the remaining net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and the tax consequences of future taxable income.

Earnings of our foreign subsidiaries and foreign joint ventures after December 31, 2017, are generally not subject to incremental income taxes in the United States or withholding taxes in foreign countries upon repatriation. As such, we only assert that the earnings of one of our foreign subsidiaries are permanently reinvested. At December 31, 2022 and 2021, the unrecorded deferred tax liability related to the undistributed earnings of this foreign subsidiary was not material.

We file tax returns in the U.S. federal jurisdiction and in many foreign and state jurisdictions. Unrecognized tax benefits reflect the difference between positions taken on income tax returns and the amounts recognized in the financial statements. The following table is a reconciliation of the changes in our unrecognized income tax benefits balance:

	Millions of Dollars		
	2022	2021	2020
Balance at January 1	**$ 54**	56	40
Additions for tax positions of current year	**1**	—	—
Additions for tax positions of prior years	**2**	—	44
Reductions for tax positions of prior years	**(3)**	(2)	(28)
Balance at December 31	**$ 54**	54	56

Included in the balance of unrecognized income tax benefits at December 31, 2022, 2021 and 2020, were $37 million, $35 million and $37 million, respectively, which, if recognized, would affect our effective income tax rate. With respect to various unrecognized income tax benefits and the related accrued liabilities, we do not expect any to be recognized or paid within the next twelve months.

At December 31, 2022, 2021 and 2020, accrued liabilities for interest and penalties, net of accrued income taxes, totaled $7 million, $6 million and $5 million, respectively. These accruals decreased our results by $3 million for each of the years ended December 31, 2022, 2021 and 2020.

Audits in significant jurisdictions are generally complete as follows: United Kingdom (2020), Germany (2017) and United States (2013). Certain issues remain in dispute for audited years, and unrecognized income tax benefits for years still subject to or currently undergoing an audit are subject to change. As a consequence, the balance in unrecognized income tax benefits can be expected to fluctuate from period to period. Although it is reasonably possible such changes could be significant when compared with our total unrecognized income tax benefits, the amount of change is not estimable.

The amounts of U.S. and foreign income (loss) before income taxes, with a reconciliation of income tax at the federal statutory rate to the recorded income tax expense (benefit), were:

	Millions of Dollars			Percentage of Income (Loss) Before Income Taxes		
	2022	2021	2020	**2022**	2021	2020
Income (loss) before income taxes						
United States	**$ 12,628**	1,737	(5,292)	**86.3 %**	99.8	106.6
Foreign	**2,011**	3	328	**13.7**	0.2	(6.6)
	$ 14,639	1,740	(4,964)	**100.0 %**	100.0	100.0
Federal statutory income tax	**$ 3,074**	365	(1,043)	**21.0 %**	21.0	21.0
State income tax, net of federal income tax benefit	**341**	(65)	(139)	**2.3**	(3.7)	2.8
Net operating loss carryback	**—**	—	(398)	**—**	—	8.0
Goodwill impairment	**—**	—	387	**—**	—	(7.8)
Noncontrolling interests	**(74)**	(57)	(54)	**(0.5)**	(3.3)	1.1
Non-taxable equity earnings	**(33)**	(53)	(18)	**(0.2)**	(3.0)	0.4
Tax law changes	**(25)**	(26)	—	**(0.2)**	(1.5)	—
Other*	**(35)**	(18)	15	**(0.2)**	(1.1)	(0.3)
	$ 3,248	146	(1,250)	**22.2 %**	8.4	25.2

** Other includes individually immaterial items but is primarily attributable to foreign operations and change in valuation allowance.*

For the year ended December 31, 2021, state income tax, net of federal income tax benefit, includes a $58 million benefit, primarily to reflect the impact of updated apportionment factors.

There is $323 million income tax benefit reflected for the year ended December 31, 2022 in “Capital in Excess of Par” in the consolidated statement of changes in equity. There is no income tax reflected in “Capital in Excess of Par” for the year ended December 31, 2021, and income tax benefit of $1 million for the year ended December 31, 2020, is reflected in “Capital in Excess of Par.”

Note 24—Accumulated Other Comprehensive Loss

Changes in the balances of each component of accumulated other comprehensive loss were as follows:

	Millions of Dollars			
	Defined Benefit Plans	Foreign Currency Translation	Hedging	Accumulated Other Comprehensive Loss
December 31, 2019	$ (656)	(131)	(1)	(788)
Other comprehensive income (loss) before reclassifications	(262)	151	1	(110)
Amounts reclassified from accumulated other comprehensive loss				
Defined benefit plans*				
Amortization of net actuarial loss, prior service credit and settlements	109	—	—	109
Foreign currency translation	—	—	—	—
Hedging	—	—	(5)	(5)
Net current period other comprehensive income (loss)	(153)	151	(4)	(6)
Other	—	5	—	5
December 31, 2020	(809)	25	(5)	(789)
Other comprehensive income (loss) before reclassifications	318	(70)	2	250
Amounts reclassified from accumulated other comprehensive loss				
Defined benefit plans*				
Amortization of net actuarial loss, prior service credit and settlements	93	—	—	93
Foreign currency translation	—	—	—	—
Hedging	—	—	1	1
Net current period other comprehensive income (loss)	411	(70)	3	344
December 31, 2021	(398)	(45)	(2)	(445)
Other comprehensive income (loss) before reclassifications	**204**	**(291)**	**—**	**(87)**
Amounts reclassified from accumulated other comprehensive loss				
Defined benefit plans*				
Amortization of net actuarial loss, prior service credit and settlements	**72**	**—**	**—**	**72**
Foreign currency translation	**—**	**—**	**—**	**—**
Hedging	**—**	**—**	**—**	**—**
Net current period other comprehensive income (loss)	**276**	**(291)**	**—**	**(15)**
December 31, 2022	**$ (122)**	**(336)**	**(2)**	**(460)**

** Included in the computation of net periodic benefit cost. See Note 21—Pension and Postretirement Plans, for additional information.*

Note 25—Cash Flow Information

Supplemental Cash Flow Information

	Millions of Dollars		
	2022	2021	2020
Cash Payments (Receipts)			
Interest	$ **572**	549	478
Income taxes*	**2,071**	(1,065)	103

** 2021 reflects a net cash refund position. Cash payments for income taxes were $110 million in 2021.*

Note 26—Other Financial Information

	Millions of Dollars		
	2022	2021	2020
Interest and Debt Expense			
Incurred			
Debt	$ **611**	567	550
Other	**41**	41	24
	652	608	574
Capitalized	**(33)**	(27)	(75)
Expensed	$ **619**	581	499
Other Income			
Interest income	$ **82**	11	14
Unrealized investment gain (loss)—NOVONIX	**(433)**	365	—
Gain related to merger of businesses	**3,013**	—	—
Other, net*	**75**	78	52
	$ **2,737**	454	66

** Includes derivatives-related activities. See Note 17—Derivatives and Financial Instruments, for additional information.*

Research and Development Expenses	$ **42**	47	48
Advertising Expenses	$ **56**	52	51
Foreign Currency Transaction (Gains) Losses			
Midstream	$ **9**	(5)	—
Chemicals	**—**	—	—
Refining	**(7)**	4	4
Marketing and Specialties	**(10)**	—	—
Corporate and Other	**(1)**	2	8
	$ **(9)**	1	12

Note 27—Related Party Transactions

Significant transactions with related parties were:

	Millions of Dollars		
	2022	2021	2020
Operating revenues and other income (a)(d)	$ **6,111**	3,759	1,932
Purchases (b)(d)	**21,244**	14,645	6,536
Operating expenses and selling, general and administrative expenses (c)	**281**	284	247

(a) We sold NGL, other petrochemical feedstocks and solvents to CPChem, NGL and certain feedstocks to DCP Midstream, gas oil and hydrogen feedstocks to Excel Paralubes LLC (Excel Paralubes), and refined petroleum products to several of our equity affiliates in the M&S segment, including OnCue and CF United. We also sold certain feedstocks and intermediate products to WRB and acted as an agent for WRB in supplying crude oil and other feedstocks for a fee. In addition, we charged several of our equity affiliates, including CPChem, for the use of common facilities, such as steam generators, waste and water treaters and warehouse facilities.

(b) We purchased crude oil, refined petroleum products, NGL and solvents from WRB. We also purchased natural gas and NGL from DCP Midstream and CPChem, as well as other feedstocks from various equity affiliates, for use in our refinery and fractionation processes. In addition, we purchased base oils and fuel products from Excel Paralubes for use in our specialty and refining businesses. We paid NGL fractionation fees to CPChem. We also paid fees to various pipeline equity affiliates for transporting crude oil, refined petroleum products and NGL.

(c) We paid consignment fees to CF United, and utility and processing fees to various equity affiliates.

(d) As a result of the DCP Midstream and Gray Oak Holdings merger, we began consolidating DCP Midstream Class A Segment, DCP Sand Hills and DCP Southern Hills. As a result, transactions with these parties after August 17, 2022, are not presented in the table above.

Note 28—Segment Disclosures and Related Information

Effective October 1, 2022, we changed the organizational structure of the internal financial information reviewed by our President and Chief Executive Officer, and determined this resulted in a change in the composition of our operating segments. As part of the realignment, we moved the results and net assets of our Merey Sweeny vacuum distillation and delayed coker units at our Sweeny Refinery and the isomerization unit at our Lake Charles Refinery from our Midstream segment to our Refining segment. Additionally, commissions charged to the Refining segment by the M&S segment related to sales of specialty products were eliminated and the costs of the sales organization were reclassified from the M&S segment to the Refining segment.

The segment realignment is presented for the year ended December 31, 2022, with prior periods recast for comparability.

Our operating segments are:

1) **Midstream—**Provides crude oil and refined petroleum product transportation, terminaling and processing services, as well as natural gas and NGL transportation, storage, fractionation, gathering, processing and marketing services, mainly in the United States. As a result of the merger on August 17, 2022, we began consolidating DCP Midstream Class A Segment; DCP Sand Hills and DCP Southern Hills. On March 9, 2022, we also completed a merger between us and Phillips 66 Partners. See Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger and Note 30—Phillips 66 Partners LP for additional information on these transactions. This segment also includes our 16% investment in NOVONIX.

2) **Chemicals—**Consists of our 50% equity investment in CPChem, which manufactures and markets petrochemicals and plastics on a worldwide basis.

3) **Refining—**Refines crude oil and other feedstocks into petroleum products, such as gasoline, distillates and aviation fuels, as well as renewable fuels, at 12 refineries in the United States and Europe.

4) **Marketing and Specialties—**Purchases for resale and markets refined petroleum products and renewable fuels, mainly in the United States and Europe. In addition, this segment includes the manufacturing and marketing of base oils and lubricants.

Corporate and Other includes general corporate overhead, interest expense, our investment in research of new technologies and various other corporate activities. Corporate assets include all cash, cash equivalents and income tax-related assets. Corporate and Other also includes restructuring costs related to our business transformation. See Note 31—Restructuring for additional information regarding restructuring costs.

Intersegment sales are at prices that we believe approximate market.

Analysis of Results by Operating Segment

	Millions of Dollars		
	2022	2021	2020
Sales and Other Operating Revenues*			
Midstream			
Total sales	$ **19,121**	11,714	5,855
Intersegment eliminations	**(2,932)**	(2,901)	(1,681)
Total Midstream	**16,189**	8,813	4,174
Chemicals	**—**	3	3
Refining			
Total sales	**112,725**	75,096	42,181
Intersegment eliminations	**(71,127)**	(46,122)	(24,151)
Total Refining	**41,598**	28,974	18,030
Marketing and Specialties			
Total sales	**115,622**	75,583	43,130
Intersegment eliminations	**(3,453)**	(1,929)	(1,238)
Total Marketing and Specialties	**112,169**	73,654	41,892
Corporate and Other	**34**	32	30
Consolidated sales and other operating revenues	$ **169,990**	111,476	64,129

** See Note 5—Sales and Other Operating Revenues, for further details on our disaggregated sales and other operating revenues.*

	2022	2021	2020
Equity in Earnings (Losses) of Affiliates			
Midstream	$ **916**	877	761
Chemicals	**842**	1,832	625
Refining	**747**	(184)	(376)
Marketing and Specialties	**463**	379	181
Corporate and Other	**—**	—	—
Consolidated equity in earnings of affiliates	$ **2,968**	2,904	1,191

	2022	2021	2020
Depreciation, Amortization and Impairments*			
Midstream	$ **569**	634	1,778
Chemicals	**—**	—	—
Refining	**879**	2,272	3,659
Marketing and Specialties	**110**	114	103
Corporate and Other	**131**	83	107
Consolidated depreciation, amortization and impairments	$ **1,689**	3,103	5,647

** See Note 11—Impairments, for further details on impairments by segment.*

	Millions of Dollars		
	2022	2021	2020
Interest Income and Expense			
Interest income			
Corporate and Other	$ **82**	11	14
Interest and debt expense			
Corporate and Other	$ **619**	581	499
Income (Loss) Before Income Taxes			
Midstream	$ **4,734**	1,500	(116)
Chemicals	**856**	1,844	635
Refining	**7,816**	(2,353)	(6,023)
Marketing and Specialties	**2,402**	1,723	1,421
Corporate and Other	**(1,169)**	(974)	(881)
Consolidated income (loss) before income taxes	$ **14,639**	1,740	(4,964)
Investments In and Advances To Affiliates			
Midstream	$ **4,271**	3,978	4,255
Chemicals	**6,785**	6,369	6,126
Refining	**2,484**	2,340	2,202
Marketing and Specialties	**883**	750	744
Corporate and Other	**2**	2	—
Consolidated investments in and advances to affiliates	$ **14,425**	13,439	13,327
Total Assets			
Midstream	$ **30,273**	15,546	15,196
Chemicals	**6,785**	6,453	6,183
Refining	**21,581**	20,338	20,804
Marketing and Specialties	**9,939**	8,505	7,180
Corporate and Other	**7,864**	4,752	5,358
Consolidated total assets	$ **76,442**	55,594	54,721

	Millions of Dollars		
	2022	2021	2020
Capital Expenditures and Investments			
Midstream	$ **1,043**	733	1,735
Chemicals	**—**	—	—
Refining	**928**	784	828
Marketing and Specialties	**89**	202	173
Corporate and Other	**134**	141	184
Consolidated capital expenditures and investments	$ **2,194**	1,860	2,920

Geographic Information

Long-lived assets, defined as net PP&E plus investments and long-term receivables, by geographic location at December 31 were:

	Millions of Dollars		
	2022	2021	2020
United States	$ **48,286**	34,882	35,273
United Kingdom	**1,349**	1,323	1,313
Germany	**391**	605	653
Other foreign countries	**87**	96	101
Worldwide consolidated	$ **50,113**	36,906	37,340

Note 29—DCP Midstream Class A Segment

DCP Midstream Class A Segment is a VIE and we are the primary beneficiary. DCP Midstream Class A Segment is comprised of the businesses, activities, assets and liabilities of DCP LP and its subsidiaries and its general partner entities. Refer to Note 3—DCP Midstream, LLC and Gray Oak Holdings LLC Merger and Note 4—Business Combination, for more details on the DCP Midstream and Gray Oak Holdings merger transaction and related accounting.

DCP LP, headquartered in Denver, Colorado, is a publicly traded MLP whose operations currently include producing and fractionating NGL, gathering, compressing, treating and processing natural gas; recovering condensate; and transporting, trading, marketing and storing natural gas and NGL.

As a result of our consolidation of DCP Midstream Class A Segment, the public common and preferred unitholders' ownership interests and Enbridge's indirect economic interest in DCP LP are reflected as noncontrolling interests in our consolidated financial statements. At December 31, 2022, we held a 43.31% indirect economic interest in DCP LP.

The most significant assets of DCP Midstream Class A Segment that are available to settle only its obligations, along with its most significant liabilities for which its creditors do not have recourse to Phillips 66's general credit, were:

	Millions of Dollars
	December 31, 2022
Accounts receivable, trade*	$ 988
Net properties, plants and equipment	9,297
Investments in unconsolidated affiliates**	2,161
Accounts payable	1,239
Short-term debt	504
Long-term debt	4,248

** Included in the "Accounts and notes receivable" line item on the Phillips 66 consolidated balance sheet.*
*** Included in the "Investments and long-term receivables" line item on the Phillips 66 consolidated balance sheet.*

Preferred Units
DCP LP's preferred units rank senior to its common units with respect to distribution rights and rights upon liquidations. Holders of DCP LP's preferred units have no voting rights except for certain limited protective voting rights. Distributions on the preferred units are payable out of DCP LP's available cash, are accretive and are cumulative from the date of original issuance of the preferred units.

DCP LP redeemed its Series A preferred units with an aggregate liquidation preference of $500 million in December 2022.

Distributions on the Series B preferred units are payable quarterly in arrears in March, June, September and December of each year. Distributions on the Series C preferred units are payable quarterly in arrears in January, April, July and October of each year. Since August 18, 2022, DCP LP made cash distributions of $19 million to Series A preferred unitholders, $6 million to Series B preferred unitholders and $2 million to Series C preferred unitholders.

As of December 31, 2022, DCP LP had 6,450,000 Series B preferred units outstanding with an aggregate liquidation preference of approximately $161 million and 4,400,000 Series C preferred units outstanding with an aggregate liquidation preference of $110 million. The Series B and C preferred units are publicly traded.

Common Units
As of December 31, 2022, DCP LP had approximately 208 million of common units outstanding, of which approximately 90 million were publicly held. In addition, Enbridge holds a 23.36% economic interest in the approximately 118 million common units held by DCP Midstream Class A Segment. Since August 18, 2022, DCP LP made cash distributions of $51 million to common unit holders other than Phillips 66.

DCP LP Public Common Unit Acquisition Agreement
On January 5, 2023, we entered into a definitive agreement with DCP LP, its subsidiaries and its general partner entities, pursuant to which one of our wholly owned subsidiaries will merge with and into DCP LP, with DCP LP surviving as a Delaware limited partnership. Under the terms of the agreement, at the effective time of the merger, each publicly held common unit representing a limited partner interest in DCP LP (other than the common units owned by DCP LP and DCP Midstream GP, LP) issued and outstanding as of immediately prior to the effective time will be converted into the right to receive $41.75 per common unit in cash, without interest. The merger will increase our economic interest in DCP LP from 43.31% to 86.8%. The transaction is expected to close in the second quarter of 2023, subject to customary closing conditions.

If the merger is successfully completed, we will pay approximately $3.8 billion in cash consideration, which we expect to fund through a combination of cash generated from operating activities and debt.

The transaction was unanimously approved by the board of the general partner of DCP LP, based on the unanimous approval and recommendation of its special committee comprised entirely of independent directors after evaluation of the transaction by the special committee in consultation with independent financial and legal advisors. Concurrently with the execution of the agreement, affiliates of Phillips 66, which together own greater than a majority of the outstanding DCP LP common units, delivered their consent to approve the transaction. As a result, DCP LP has not solicited and is not soliciting approval of the transaction by any other holders of DCP LP common units.

Note 30—Phillips 66 Partners LP

On March 9, 2022, we completed a merger between us and Phillips 66 Partners. The merger resulted in the acquisition of all limited partnership interests in Phillips 66 Partners not already owned by us in exchange for 41.8 million shares of Phillips 66 common stock issued from treasury stock. Phillips 66 Partners common unitholders received 0.50 shares of Phillips 66 common stock for each outstanding Phillips 66 Partners common unit. Phillips 66 Partners' perpetual convertible preferred units were converted into common units at a premium to the original issuance price prior to being exchanged for Phillips 66 common stock. Upon closing, Phillips 66 Partners became a wholly owned subsidiary of Phillips 66 and its common units are no longer publicly traded.

The merger was accounted for as an equity transaction and resulted in decreases to "Treasury stock" of $3,380 million, "Noncontrolling interests" of $2,163 million, "Capital in excess of par" of $901 million, "Deferred income taxes" of $323 million, and "Cash and cash equivalents" of $2 million, and an increase to "Other accruals" of $5 million on our consolidated balance sheet.

Gray Oak Pipeline was formed to develop and construct a pipeline, which transports crude oil from the Permian and Eagle Ford to Texas Gulf Coast destinations that include Corpus Christi, Texas, and the Sweeny area, including our Sweeny Refinery. Phillips 66 Partners had a consolidated holding company that owned 65% of Gray Oak Pipeline. In December 2018, a third party acquired a 35% interest in the holding company. Because the holding company's sole asset was its ownership interest in Gray Oak Pipeline, which was considered a financial asset, and because certain restrictions were placed on the third party's ability to transfer or sell its interest in the holding company during construction of the pipeline, the legal sale of the 35% interest did not qualify as a sale under GAAP at that time. The pipeline commenced full operations in the second quarter of 2020, and the restrictions placed on the co-venturer were lifted on June 30, 2020, resulting in the recognition of the sale under GAAP. Accordingly, at June 30, 2020, the co-venturer's 35% interest in the holding company was recharacterized from a long-term obligation to a noncontrolling interest on our consolidated balance sheet, and the premium of $84 million previously paid by the co-venturer in 2019 was recharacterized from a long-term obligation to a gain in our consolidated statement of operations.

Note 31—Restructuring

In April 2022, we announced that we are progressing a multi-year business transformation focused on enterprise-wide opportunities to improve our cost structure. For the year ended December 31, 2022, we recorded restructuring costs totaling $160 million, primarily related to consulting fees, severance and an impairment related to assets held for sale. These costs are primarily recorded in the "Selling, general and administrative expenses" and "Impairments" line items on our consolidated statement of operations and are reported in our Corporate segment.

In addition, in the fourth quarter of 2022, we recorded severance-related restructuring costs of $18 million associated with the integration of DCP Midstream Class A Segment. These costs are primarily recorded in the "Selling, general and administrative expenses" line item on our consolidated statement of operations and are reported in our Midstream segment.

Note 32—New Accounting Standards

In September 2022, the FASB issued ASU 2022-04, "Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations." This ASU requires the buyer in a supplier finance program to disclose qualitative and quantitative information about the program. This ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. We do not anticipate the adoption of this ASU having a material impact on our consolidated financial statements.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934, as amended (the Act), is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2022, with the participation of management, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer carried out an evaluation, pursuant to Rule 13a-15(b) of the Act, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Act). Based upon that evaluation, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were operating effectively as of December 31, 2022.

On August 17, 2022, the company and a co-venturer completed the merger of DCP Midstream, LLC and Gray Oak Holdings LLC. As a result of the merger and the governance rights delegated to the company over DCP Midstream, LLC's Class A Segment, the company began consolidating the financial results of DCP Midstream, LLC's Class A Segment, DCP Sand Hills Pipeline, LLC and DCP Southern Hills Pipeline, LLC. The company has accounted for the consolidation of these entities as a business combination. Accordingly, the acquired assets and assumed liabilities of these entities are included in our consolidated balance sheet as of December 31, 2022, and the results of operations and cash flows of these entities are reported in our consolidated statements of operations and cash flows from August 18, 2022 through December 31, 2022. We are currently in the process of integrating DCP Midstream, LLC Class A Segment, DCP Sand Hills Pipeline, LLC and DCP Southern Hills Pipeline, LLC into our operations and internal control processes. Management's assessment and conclusions on the effectiveness of our disclosure controls and procedures as of December 31, 2022, excludes an assessment of the internal control over financial reporting of these entities as permitted by the Securities and Exchange Commission for acquisitions completed during the reporting year.

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in the quarterly period ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

This report is included in Item 8 and is incorporated herein by reference.

Item 9B. OTHER INFORMATION

None.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our executive officers appears in Part I of this report.

We have adopted a Code of Ethics for the Principal Executive Officer and Senior Financial Officers (the "Code of Ethics") that applies to our Principal Executive Officer, Chief Financial Officer and Controller. The Code of Ethics is posted on our website located at *http://www.phillips66.com* and is available in print upon request. We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics, on our website.

The remaining information required by Item 10 of Part III is incorporated herein by reference from our Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2023, which will be filed within 120 days after December 31, 2022 (2023 Definitive Proxy Statement).*

Item 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Part III is incorporated herein by reference from our 2023 Definitive Proxy Statement.*

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Part III is incorporated herein by reference from our 2023 Definitive Proxy Statement.*

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Part III is incorporated herein by reference from our 2023 Definitive Proxy Statement.*

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Part III is incorporated herein by reference from our 2023 Definitive Proxy Statement.*

** Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in our 2023 Definitive Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this report.*

PART IV

Item 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements and Supplementary Data
The financial statements and supplementary information listed in the Index to Financial Statements, which appears on page 85, are filed as part of this Annual Report on Form 10-K.

2. Financial Statement Schedules
All financial statement schedules are omitted because they are not required, not significant, not applicable, or the information is shown in the financial statements or notes thereto.

3. Exhibits
The exhibits listed in the Index to Exhibits, which appears on pages 165 to 171, are filed as part of this Annual Report on Form 10-K.

Item 16. FORM 10-K SUMMARY

None.

PHILLIPS 66

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	**Exhibit Number**	**Filing Date**	**SEC File No.**
2.1	Separation and Distribution Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	2.1	05/01/2012	001-35349
2.2	Agreement and Plan of Merger, dated as of October 26, 2021, by and among Phillips 66, Phillips 66 Company, Phillips 66 Project Development Inc., Phoenix Sub LLC, Phillips 66 Partners LP, and Phillips 66 Partners GP LLC.	8-K	2.1	10/27/2021	001-35349
2.3	Agreement and Plan of Merger, dated January 5, 2023, by and among Phillips 66, Phillips 66 Project Development Inc., Dynamo Merger Sub LLC, DCP Midstream, LP, DCP Midstream GP, LP and DCP Midstream GP, LLC.	8-K	2.1	01/06/2023	001-35349
3.1	Amended and Restated Certificate of Incorporation of Phillips 66.	8-K	3.1	05/01/2012	001-35349
3.2	Amended and Restated By-Laws of Phillips 66.	8-K	3.1	12/09/2022	001-35349
4.1	Description of Phillips 66's Securities.	10-K	4.1	02/21/2020	001-35349
4.2	Indenture, dated as of March 12, 2012, among Phillips 66, as issuer, Phillips 66 Company, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee, in respect of senior debt securities of Phillips 66.	10-12B/A	4.3	04/05/2012	001-35349
4.3	Form of the terms of 5.875% Senior Notes due 2042.	10-12B/A	4.4	04/05/2012	001-35349
4.4	Form of the terms of 4.650% Senior Notes due November 2034.	8-K	4.2	11/17/2014	001-35349
4.5	Form of the terms of 4.875% Senior Notes due November 2044.	8-K	4.2	11/17/2014	001-35349
4.6	Form of the terms of 3.900% Senior Notes due March 2028.	8-K	4.3	03/01/2018	001-35349
4.7	Indenture, dated as of April 9, 2020, among Phillips 66, as issuer, Phillips 66 Company, as guarantor, and U.S. Bank National Association, as trustee, in respect of senior debt securities of Phillips 66.	8-K	4.1	04/09/2020	001-35349
4.8	Form of the terms of 3.850% Senior Notes due 2025.	8-K	4.3	04/09/2020	001-35349
4.9	Form of the terms of 2.150% Senior Notes due 2030.	8-K	4.3	06/10/2020	001-35349
4.10	Form of the terms of 0.900% Senior Notes due 2024.	8-K	4.3	11/18/2020	001-35349
4.11	Form of the terms of 1.300% Senior Notes due 2026.	8-K	4.4	11/18/2020	001-35349
4.12	Form of the terms of 3.300% Senior Notes due 2052.	8-K	4.2	11/15/2021	001-35349

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
4.13	Indenture, dated as of May 5, 2022, among Phillips 66 Company, as issuer, Phillips 66, as guarantor, and U.S. Bank Trust Company, National Association, as trustee, in respect of senior debt securities of Phillips 66 Company.	8-K	4.1	05/05/2022	001-35349
4.14	Form of the terms of the 2024 Notes, including the form of the 2024 Note.	8-K	4.2	05/05/2022	001-35349
4.15	Form of the terms of the 2025 Notes, including the form of the 2025 Note.	8-K	4.3	05/05/2022	001-35349
4.16	Form of the terms of the 2026 Notes, including the form of the 2026 Note.	8-K	4.4	05/05/2022	001-35349
4.17	Form of the terms of the 2028 Notes, including the form of the 2028 Note.	8-K	4.5	05/05/2022	001-35349
4.18	Form of the terms of the 2029 Notes, including the form of the 2029 Note.	8-K	4.6	05/05/2022	001-35349
4.19	Form of the terms of the 2045 Notes, including the form of the 2045 Note.	8-K	4.7	05/05/2022	001-35349
4.20	Form of the terms of the 2046 Notes, including the form of the 2046 Note.	8-K	4.8	05/05/2022	001-35349
4.21	Registration Rights Agreement, dated as of May 5, 2022, among Phillips 66 Company, as issuer, Phillips 66, as guarantor, and Barclays Capital Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, as dealer managers.	8-K	4.9	05/05/2022	001-35349
4.22	Indenture dated as of September 30, 2010 for the issuance of debt securities between DCP Midstream Operating, LP, as issuer, any Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.1	09/30/2010	001-32678
4.23	Third Supplemental Indenture dated as of June 14, 2012 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream Partners, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.1	06/14/2012	001-32678
4.24	Fifth Supplemental Indenture dated as of March 14, 2013 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream Partners, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	03/14/2013	001-32678
4.25	Sixth Supplemental Indenture dated as of March 13, 2014 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream Partners, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	03/14/2014	001-32678

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
4.26	Seventh Supplemental Indenture dated as of July 17, 2018 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	07/17/2018	001-32678
4.27	Eighth Supplemental Indenture dated as of May 10, 2019 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	05/10/2019	001-32678
4.28	Ninth Supplemental Indenture dated as of June 24, 2020 to Indenture dated as of September 30, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	06/24/2020	001-32678
4.29	Tenth Supplemental Indenture dated as of November 19, 2021 to Indenture dated as of September 20, 2010 between DCP Midstream Operating, LP, as issuer, DCP Midstream, LP, as guarantor, and the Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	4.3	11/19/2021	001-32678
4.30	Indenture, dated as of August 16, 2000, by and between Duke Energy Field Services, LLC and The Chase Manhattan Bank.	8-K	4.1	01/06/2017	001-32678
4.31	First Supplemental Indenture, dated August 16, 2000, by and between Duke Energy Field Services, LLC and The Chase Manhattan Bank.	8-K	4.1	08/16/2000	000-31095
4.32	Fifth Supplemental Indenture, dated as of October 27, 2006, by and between Duke Energy Field Services, LLC and The Bank of New York (as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.3	01/06/2017	001-32678
4.33	Sixth Supplemental Indenture, dated September 17, 2007, by and between DCP Midstream, LLC (formerly known as Duke Energy Field Services, LLC) and The Bank of New York (as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.4	01/06/2017	001-32678
4.34	Eleventh Supplemental Indenture, dated January 1, 2017, by and between DCP Midstream Operating, LP, DCP Midstream, LLC and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.8	01/06/2017	001-32678
4.35	Twelfth Supplemental Indenture, dated January 1, 2017, by and among DCP Midstream Operating, LP (as successor to DCP Midstream, LLC (formerly known as Duke Energy Field Services, LLC)), DCP Midstream Partners, LP and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank).	8-K	4.9	01/06/2017	001-32678

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
4.36	Indenture, dated as of May 21, 2013, by and between DCP Midstream Operating, LP (as issuer and successor to DCP Midstream, LLC) and the Bank of New York Mellon Trust Company, N.A.	8-K	4.10	01/06/2017	001-32678
4.37	First Supplemental Indenture, dated May 21, 2013, by and between DCP Midstream, LLC and the Bank of New York Mellon Trust Company, N.A.	8-K	4.11	01/06/2017	001-32678
4.38	Second Supplemental Indenture, dated January 1, 2017, by and between DCP Midstream Operating, LP, DCP Midstream, LLC and The Bank of New York Mellon Trust Company, N.A.	8-K	4.12	01/06/2017	001-32678
4.39	Form of Unit Certificate for 7.375% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units.	8-K	4.1	11/20/2017	001-32678
4.40	Form of Unit Certificate for 7.875% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units.	8-K	4.1	05/11/2018	001-32678
4.41	Form of Unit Certificate for 7.95% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units.	8-K	4.1	10/04/2018	001-32678
10.1	Credit Agreement dated as of June 23, 2022, among Phillips 66 Company, Phillips 66, as guarantor, the lenders party thereto, and Mizuho Bank, Ltd., as administrative agent.	8-K	10.1	06/24/2022	001-35349
10.2	Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC, effective as of May 1, 2012.	10-Q	10.14	08/03/2012	001-35349
10.3	First Amendment to Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC, effective as of December 31, 2017.	10-K	10.6	02/23/2018	001-35349
10.4	Second Amendment to Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC, effective as of June 1, 2018.	10-Q	10.1	07/27/2018	001-35349
10.5	Third Amendment to the Third Amended and Restated Limited Liability Company Agreement of Chevron Phillips Chemical Company LLC.	10-Q	10.1	04/30/2021	001-35349
10.6	Indemnification and Release Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.1	05/01/2012	001-35349

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
10.7	Intellectual Property Assignment and License Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.2	05/01/2012	001-35349
10.8	Employee Matters Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.4	05/01/2012	001-35349
10.9	Amendment to the Employee Matters Agreement by and between ConocoPhillips and Phillips 66, dated April 26, 2012.	10-Q	10.1	05/02/2013	001-35349
10.10	Transition Services Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012.	8-K	10.5	05/01/2012	001-35349
10.11	2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	DEF14A	App. A	03/27/2013	001-35349
10.12	2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	DEF14A	App. A	03/31/2022	001-35349
10.13	Phillips 66 Key Employee Supplemental Retirement Plan.**	10-Q	10.15	08/03/2012	001-35349
10.14	First Amendment to the Phillips 66 Key Employee Supplemental Retirement Plan.**	10-K	10.18	02/22/2013	001-35349
10.15	Phillips 66 Amended and Restated Executive Severance Plan.**	10-Q	10.1	07/29/2016	001-35349
10.16	Phillips 66 Deferred Compensation Plan for Non-Employee Directors.**	10-Q	10.17	08/03/2012	001-35349
10.17	Phillips 66 Key Employee Deferred Compensation Plan-Title I.**	10-Q	10.18	08/03/2012	001-35349
10.18	Phillips 66 Key Employee Deferred Compensation Plan-Title II.**	10-Q	10.19	08/03/2012	001-35349
10.19	First Amendment to the Phillips 66 Key Employee Deferred Compensation Plan Title II.**	10-K	10.24	02/22/2013	001-35349
10.20	Phillips 66 Defined Contribution Make-Up Plan Title I.**	10-Q	10.20	08/03/2012	001-35349
10.21	Phillips 66 Defined Contribution Make-Up Plan Title II.**	10-K	10.26	02/22/2013	001-35349
10.22	First Amendment to the Phillips 66 Defined Contribution Make-Up Plan Title II.**	10-Q	10.1	04/30/2019	001-35349
10.23	Phillips 66 Key Employee Change in Control Severance Plan.**	10-K	10.27	02/22/2013	001-35349
10.24	First Amendment to Phillips 66 Key Employee Change in Control Severance Plan, Effective October 2, 2015.**	8-K	10.1	11/08/2013	001-35349

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
10.25	Annex to the Phillips 66 Nonqualified Deferred Compensation Arrangements.**	10-Q	10.23	08/03/2012	001-35349
10.26	Form of Stock Option Award Agreement under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-K	10.31	02/21/2020	001-35349
10.27	Form of Restricted Stock or Restricted Stock Unit Award Agreement under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-K	10.32	02/21/2020	001-35349
10.28	Form of Performance Share Unit Award Agreement under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66.**	10-K	10.33	02/21/2020	001-35349
10.29	Fifth Amendment to Receivables Financing Agreement, dated July 29, 2022, among DCP Receivables LLC, as borrower, DCP Midstream, LP, as initial servicer, the lenders, LC participants and group agents that are parties thereto from time to time, PNC Bank, National Association, as Administrative Agent and LC Bank, and PNC Capital Markets LLC, as Structuring Agent.	10-Q	10.1	11/03/2022	001-32678
21*	List of Subsidiaries of Phillips 66.				
22*	List of Guarantor Subsidiaries.				
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.				
23.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.				
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.				
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.				
32*	Certifications pursuant to 18 U.S.C. Section 1350.				
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				
101.SCH*	Inline XBRL Schema Document.				
101.CAL*	Inline XBRL Calculation Linkbase Document.				
101.LAB*	Inline XBRL Labels Linkbase Document.				
101.PRE*	Inline XBRL Presentation Linkbase Document.				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	Exhibit Number	Filing Date	SEC File No.
101.DEF*	Inline XBRL Definition Linkbase Document.				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				

** Filed herewith.*
*** Management contracts and compensatory plans or arrangements.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILLIPS 66

Date: February 22, 2023

/s/ Mark E. Lashier

Mark E. Lashier
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, as of February 22, 2023, by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Mark E. Lashier *Mark E. Lashier*	President and Chief Executive Officer and Director (Principal executive officer)
/s/ Kevin J. Mitchell *Kevin J. Mitchell*	Executive Vice President and Chief Financial Officer (Principal financial officer)
/s/ J. Scott Pruitt *J. Scott Pruitt*	Vice President and Controller (Principal accounting officer)

/s/ Greg C. Garland *Greg C. Garland*	Executive Chairman of the Board of Directors
/s/ Gary K. Adams *Gary K. Adams*	Director
/s/ Julie L. Bushman *Julie L. Bushman*	Director
/s/ Lisa A. Davis *Lisa A. Davis*	Director
/s/ Gregory J. Hayes *Gregory J. Hayes*	Director
/s/ Charles M. Holley *Charles M. Holley*	Director
/s/ John E. Lowe *John E. Lowe*	Director
/s/ Denise L. Ramos *Denise L. Ramos*	Director
/s/ Denise R. Singleton *Denise R. Singleton*	Director
/s/ Douglas T. Terreson *Douglas T. Terreson*	Director
/s/ Glenn F. Tilton *Glenn F. Tilton*	Director
/s/ Marna C. Whittington *Marna C. Whittington*	Director



PROVIDING ENERGY. IMPROVING LIVES.

proxy

2023 PROXY STATEMENT

At Phillips 66, our people are bonded by our vision of providing energy and improving lives and our core values of safety, honor, and commitment.

Our Energy In Action is how we bring our vision and values to life.

Work for the greater good.

We embrace our values as a common bond.

Be a good neighbor and use resources wisely.

Prioritize the big picture interests of the company.

Work across teams, business units and functions.

Hold ourselves accountable for our words, work and actions.

Don't let self-interest come first.

Living our values earns us the confidence of our business partners, communities and co-workers.

Create an environment of trust.

We depend on each other to do our jobs.

Build relationships by understanding the experience of others.

Provide and welcome real-time feedback.

Treat everyone as a contributing team member.

Resolve differences quickly and move forward.

Don't say one thing and do another.

Trusting each other makes us more productive and agile.

Seek different perspectives.

We create space for possibilities.

Examine the risks and challenge the status quo.

Be open to new ways of thinking.

Speak up and share our unique expertise.

Listen and make sure everyone is heard.

Don't simply accept the "way we have always done things."

Championing inclusion enables us to innovate and thrive.

Achieve excellence.

We challenge ourselves and never settle.

Acknowledge and rebound from our mistakes.

Embrace change and adapt quickly.

Be curious and pursue lifelong learning.

Leave things better for the next person.

Don't avoid difficult decisions.

Continuing to improve ensures we deliver extraordinary performance.

Notice of 2023 Annual Meeting of Shareholders

Date and time

Wednesday, May 10, 2023

9:00 a.m. Central Time

Place

virtualshareholdermeeting.com/PSX2023

Who can vote

Shareholders of record at the close of business on March 15, 2023, may vote at the meeting or any postponements or adjournments of the meeting.

How to cast your vote:

Online before the meeting

www.proxyvote.com

By phone

(800) 690-6903

Proxy card or voting instruction form

Complete, sign and return your proxy card. If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank or broker to vote your shares.

Online at the meeting

You may also vote online during the annual meeting by following the instructions provided on the meeting website during the annual meeting.

To vote at the meeting, visit virtualshareholdermeeting.com/PSX2023

VOTING ITEMS

	Proposals	Board Vote Recommendation	For Further Details
1	Election of five Class II Directors to hold office until the 2026 Annual Meeting	"**FOR**" each director nominee	Page 13
2	Management proposal to approve the declassification of our Board of Directors	"**FOR**"	Page 37
3	Approval, on an advisory basis, of compensation paid to our named executive officers	"**FOR**"	Page 38
4	Ratification of the appointment of our independent registered public accounting firm	"**FOR**"	Page 85
5	A shareholder proposal, if properly presented	"**AGAINST**" the proposal	Page 88

Shareholders will also vote on any other business that is properly brought before the meeting.

The 2023 Annual Meeting will be held exclusively online at www.virtualshareholdermeeting.com/PSX2023. To join as a shareholder, you must enter the 16-digit control number printed on your proxy card, voting instruction form, Notice of Internet Availability, or legal proxy provided to you by the broker that holds your shares. During the meeting shareholders may ask questions and vote their shares (other than shares held through employee benefit plans, which must be voted prior to the meeting). Other interested parties may join the meeting as a guest, in which case no control number is required. For more information, please see the section entitled ADDITIONAL INFORMATION in this Proxy Statement. We are making the Proxy Statement and the form of proxy first available beginning on March 30, 2023.

For the Board of Directors,



Vanessa Allen Sutherland

Executive Vice President, Government Affairs, General Counsel and Corporate Secretary
March 30, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 10, 2023: The Notice of 2023 Annual Meeting of Shareholders, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2022 are available at www.proxyvote.com.

TABLE OF CONTENTS

CAUTIONARY NOTE & INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

References in this Proxy Statement to materials available on our website are for informational purposes only, and the information available on our website is not a part of, nor incorporated by reference into, this Proxy Statement.

This Proxy Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts made in this report are forward-looking, including statements regarding our sustainability plans and goals and statements about our future financial performance and business. Forward-looking statements may be identified by the use of words like "plans," "expects," "will," "anticipates," "believes," "intends," "projects," "targets," "estimates" or other words of similar meaning. Forward-looking statements are based on certain assumptions and expectations of future events which may not prove accurate or be realized, and involve risks and uncertainties, many of which are beyond Phillips 66's control. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2022 Annual Report on Form 10-K. In addition, our sustainability goals are aspirational and may change. Statements regarding our goals are not guarantees or promises of future performance. We undertake no duty to update any forward-looking statement that we may make, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

NON-GAAP FINANCIAL MEASURES

This Proxy Statement contain references to "Adjusted VCIP EBITDA," "Adjusted PSP ROCE," "net debt-to-capital ratio," and "Adjusted Controllable Costs." These are not measures of financial performance under generally accepted accounting principles (GAAP) and may not be defined and calculated by other companies using the same or similar terminology. Please see Appendix B, *Non-GAAP Financial Measures*, for the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

Letters from Leadership

From our Executive Chairman and President and Chief Executive Officer

Dear Fellow Shareholders,

This past year, as the world saw major disruptions in energy supplies, our employees stepped up to provide the products fundamental to human progress, executing on our vision of providing energy and improving lives. In rising to this challenge, Phillips 66 delivered strong operating and financial results. During the year, we returned $3.3 billion to shareholders through dividends and share repurchases, paid down $2.4 billion of debt and increased our year-end cash balance by $3.0 billion. At our Investor Day in November, we outlined the strategic priorities that we believe will best position us to reward you — our shareholders — now and into the future.

- **Deliver shareholder returns.** In 2022, we announced a target to return between $10 billion to $12 billion to our shareholders through dividends and share repurchases in the period from July 2022 through year-end 2024. To help us achieve our target, the Board increased our share repurchase authorization by $5 billion in November and, in the first quarter of 2023, raised the quarterly dividend for the twelfth time, continuing our trend of delivering a secure, competitive and growing dividend.
- **Improve refining performance.** We achieved 90% crude capacity utilization in 2022. Looking ahead, we aim to increase market capture and crude capacity availability and meaningfully reduce our operating costs. We will seek these improvements while maintaining our unwavering commitment to safety.
- **Capture value from wellhead to market.** Through the acquisition of Phillips 66 Partners, LP and our increasing stake in DCP Midstream, LP, we built out our NGL wellhead-to-market strategy, and are well positioned to grow earnings attributable to our shareholders and capture commercial and operating synergies.
- **Execute our Business Transformation.** In 2022, we launched a Business Transformation to sustainably lower our cost structure, and we captured run-rate savings in excess of $500 million by year-end. Our Business Transformation will better position us to compete and win as energy markets evolve. With a target to deliver $1 billion in run-rate savings by year-end 2023, our organization is challenging the status quo and leveraging technology to improve the ways we work.
- **Maintain financial strength and flexibility.** We believe that disciplined capital allocation and maintaining a strong balance sheet are fundamental to our success. We are targeting a 25-30% net debt-to-capital ratio and will continue to prioritize our investment grade credit ratings, which enhance our ability to compete long-term.
- **Drive disciplined growth and returns.** We will selectively pursue growth opportunities that offer high returns. As we evaluate lower-carbon opportunities, we will seek to leverage our core competencies and existing assets. Our Rodeo Renewed refinery conversion is a great example, which achieved final investment decision last year. Upon completion, Rodeo Renewed will be one of the world's largest renewable fuels production facilities.

Last year, we committed to working with our joint venture, Chevron Phillips Chemical Company LLC (CPChem), to enhance its sustainability report to include a discussion of how CPChem tests its plastics portfolio and assesses its strategy under potential future plastics demand scenarios. In August 2022, CPChem released its eleventh sustainability report, *Accelerating Change for a Sustainable Future*, which includes an analysis of its business model and production profile under three plastic demand outlooks. The report is available on CPChem's website, and described more fully in this Proxy Statement.

Our mission is clear, and we are energized and optimistic about the future as we focus on rewarding you, our shareholders. Thank you for your continued support and investment in Phillips 66.

In safety, honor and commitment,



Greg C. Garland
Executive Chairman
March 30, 2023



Mark E. Lashier
President and Chief Executive Officer
March 30, 2023

From Our Lead Independent Director

Dear Fellow Shareholders,

The independent directors and I join Greg and Mark in inviting you to attend our 2023 annual meeting of shareholders virtually. As the Board's Lead Independent Director, I had the opportunity to sit down with many of our shareholders during the year. At these meetings, I learned more about the priorities of our shareholders and I was able to share the Board's perspectives on these topics. I discussed the input that I received in these meetings with the entire Board, which considered these viewpoints in our discussions and decisions.

This past year, many of these conversations touched upon the energy transition and matters of energy security, the Company's sustainability initiatives, greenhouse gas emissions reduction target-setting, and our approach to human capital management matters. You also expressed an interest in learning more about our ongoing director refreshment efforts and governance in the boardroom, including our oversight of the recent CEO transition. This Proxy Statement includes discussion of these matters that I hope you will find informative.

Another recurring topic of interest was the classification of our Board. In response to your feedback, we are asking shareholders again this year to support our proposal to declassify the Board so that our directors will be elected annually beginning in 2026. Your vote is important, so we are offering an incentive this year to encourage you to vote. Phillips 66 will make a $1 charitable donation for every shareholder account that votes. Contributions will be made to Project Lead The Way, a non-profit organization that empowers students to thrive in an evolving world by providing teachers with the training, resources and support they need in classrooms across the United States. Please make your voice heard, and join us in supporting Project Lead The Way.

I encourage you to read this Proxy Statement and our 2022 Annual Report on Form 10-K before you make your voting decisions. I also encourage you to read the Company's latest Sustainability Report, Lobbying Activities Report and Human Capital Management Report that are available to you on the Company's website.

Our Board remains committed to building long-term value in the Company and returning capital to our shareholders. We are also committed to guiding our Company to help address climate change through setting impactful, attainable and measurable emissions reduction targets, and investing in technologies and projects that deliver lower-carbon solutions and high returns.

On behalf of the Board, I join Greg, Mark and the entire executive leadership team in thanking you for choosing to invest in Phillips 66. It is a great pleasure to serve as your Lead Independent Director, and I look forward to hearing from many of you in the coming year.

Sincerely,

Glenn Tilton
Lead Independent Director
March 30, 2023

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement, but does not contain all of the information that you should consider. You should read the entire Proxy Statement before you vote.

AGENDA ITEMS AND VOTING RECOMMENDATIONS

PROPOSAL 1

Election of 5 Class II Directors to Hold Office until the 2026 Annual Meeting

The Board recommends that you vote **"FOR"** the five Class II director nominees named in this Proxy Statement. → See page 13

PROPOSAL 2

Management Proposal to Approve the Declassification of the Board of Directors

The Board recommends that you vote **"FOR"** the declassification of the Board of Directors. → See page 37

PROPOSAL 3

Advisory Approval of Executive Compensation

The Board recommends that you vote **"FOR"** the advisory approval of the compensation of the Company's named executive officers. → See page 38

PROPOSAL 4

Ratification of the Appointment of Ernst & Young

The Board recommends that you vote **"FOR"** the proposal to ratify the appointment of Ernst & Young LLP. → See page 85

PROPOSAL 5

A Shareholder Proposal, if properly presented

The Board recommends that you vote **"AGAINST"** the shareholder proposal. → See page 88

YOUR VOTE IS IMPORTANT — This year, Phillips 66 will make a $1 charitable donation for every shareholder account that votes. Contributions will be made to **Project Lead The Way**, a non-profit organization that empowers students to thrive in an evolving world by providing teachers with the training, resources and support they need in classrooms across the United States.

BUSINESS OVERVIEW AND PERFORMANCE HIGHLIGHTS

Phillips 66 manufactures, transports and markets products that drive the global economy. The diversified energy company's portfolio includes Midstream, Chemicals, Refining, and Marketing and Specialties businesses. At Phillips 66, we provide energy that improves lives and contributes to meeting the world's growing energy needs. Through our Emerging Energy organization, we also invest in, and research for, solutions supporting a lower-carbon future.

2022 FINANCIAL AND OPERATING RESULTS

In 2022, we delivered strong results while maintaining our focus on achieving operating excellence. At our 2022 Investor Day, our executive leadership team reiterated Phillips 66's returns-focused strategy and disciplined approach to capital allocation. The 2022 performance highlights shown below underpin our executive compensation. For information regarding how these achievements impacted our executive compensation outcomes, please see *Compensation Discussion and Analysis* beginning on page 39.



Achieve Operating Excellence

Prioritizing safety, environmental stewardship, sustainability, reliability and cost efficiency while protecting shareholder value

- Tied best-ever Tier 1 and 2 process safety event rate
- Expanded Greenhouse Gas emissions reduction targets to include a 2050 emissions intensity reduction target for Scope 1 and Scope 2 emissions
- Recognized by American Fuel and Petrochemical Manufacturers for exemplary safety performance
- Awarded American Petroleum Institute's large operator Distinguished Pipeline Safety Award for the second consecutive year



Drive Disciplined Growth

Enhancing our portfolio by growing our integrated Midstream and Chemicals businesses, as well as executing our returns-focused lower-carbon strategy

- Completed the acquisition of Phillips 66 Partners, LP
- Increased ownership and further integrated DCP Midstream to enhance our wellhead-to-market strategy
- Reached a final investment decision to convert our San Francisco Refinery into one of the world's largest renewable fuels production facilities
- Reached a final investment decision at CPChem, our 50-50 joint venture, in early 2023 for the construction of two world-scale petrochemical facilities that are expected to be self-funded



Deliver Shareholder Returns

Rewarding shareholders through continued dividend growth and share repurchases

- Increased the dividend by 5% in May 2022 and returned $1.8 billion in dividends in 2022
- Resumed share repurchases in the second quarter and repurchased $1.5 billion of shares in 2022
- Announced a $5 billion increase to the share repurchase authorization in November 2022
- Announced a target to return $10 billion to $12 billion to shareholders through dividends and share repurchases between July 2022 and year-end 2024



Maintain Financial Strength & Flexibility

Maintaining financial strength and disciplined capital allocation strategy to enhance resiliency

- Generated $10.8 billion of operating cash flow
- Ended the year with a cash balance of $6.1 billion
- Paid down $2.4 billion of debt and ended the year with a net-debt-to-capital ratio of 24%
- Implemented Business Transformation initiatives to sustainably lower our cost structure, and captured a run-rate savings in excess of $500 million by year-end



Cultivate a High-Performing Organization

Building capability, pursuing excellence, and doing the right thing

- Responded to employee feedback by enhancing workplace benefits
- Contributed $27 million to support the communities where we operate and donated over $7 million through matching gifts and volunteer grant programs
- Logged 88,000 employee volunteer hours
- Received six external top employer recognition awards as a great place to work

SPOTLIGHT ON EMERGING ENERGY

Our Emerging Energy organization is focused on developing a lower-carbon sustainable business platform by leveraging our existing assets and capabilities and advancing investments in new energy technologies. The team collaborates across business units and with experts in Energy Research & Innovation, concentrating on renewable fuels and other complementary energy technologies. Renewable fuels like renewable diesel, sustainable aviation fuel and renewable naphtha are an extension of our current business and will allow us to use existing infrastructure in new ways to meet energy needs. We are pursuing opportunities in batteries, carbon capture, hydrogen and EV charging, which are strategic complements to our core businesses.

SPOTLIGHT ON OUR BUSINESS TRANSFORMATION

As part of our commitment to deliver long-term competitiveness and value creation for our shareholders, we began a Business Transformation in 2022 to identify and implement sustainable cost reductions across the enterprise, which we expect to realize by year-end 2023. We are enhancing our digital capabilities, innovating our processes and advancing the ways we work in order to decrease complexities and create efficiencies. The organization design changes that we are implementing are intended to provide us with more resiliency during turbulent times and the ability to maximize value capture in any market conditions.

$800MM **Cost Reduction Target**	**Sustainably Transform Our Operating Cost Structure** • Working to reduce operating, SG&A and freight costs • Restructuring the organization to optimize our ways of working • Establishing culture of transformation and cost discipline
$200MM **Lower Sustaining Capital Target**	**Capital Discipline Supports a Sustainable, Competitive Future** • Centralizing project execution to drive greater capital efficiency • Empowering innovation and agility mindset • Realizing portfolio risk optimization

SHAREHOLDER OUTREACH AND ENGAGEMENT

2022 Shareholder Engagement by the Numbers

57% **of shares outstanding contacted**	**47%** **of shares outstanding engaged**	**26%** **of shares outstanding engaged with Lead Independent Director**

Responding to Annual Meeting Results and Shareholder Feedback

Our shareholder engagement program is year round. At shareholder engagements following the Company's 2022 Annual Meeting, we discussed the Company's responsiveness to a shareholder proposal that requested a report from our 50-50 joint venture, Chevron Phillips Chemical Company ("CPChem"), a manufacturer and marketer of petrochemicals and plastics worldwide. The proposal requested a report describing how CPChem could shift its plastic resin business model from virgin to recycled polymer production as a means of reducing plastic pollution. In August 2022, CPChem released its eleventh annual sustainability report, *Accelerating Change for a Sustainable Future*, featuring the details of a scenario analysis undertaken by CPChem to test the resilience of its portfolio. During engagement meetings, our shareholders commented favorably on CPChem's scenario planning efforts and these enhanced disclosures.

For more information on our shareholder engagement program and responsiveness to shareholder concerns, please see *Shareholder Outreach and Responsiveness* on page 29.

CORPORATE GOVERNANCE AND BOARD HIGHLIGHTS

Majority voting and resignation policy for directors	Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)
Committed to thoughtful Board refreshment	Annual evaluation of CEO by independent directors
Independent director participation in our shareholder engagement program	Clawback policies for incentive compensation
Meaningful director and executive stock ownership guidelines	Commitment to consider director candidates from a diverse candidate pool
Annual evaluation of the Board and its committees	Policy prohibiting pledging and hedging of Company stock
Board level oversight of ESG efforts, including sustainability initiatives, corporate culture and human capital management	Robust Lead Independent Director duties and regularly scheduled executive sessions of independent directors

Demonstrated Commitment to Board Refreshment

Since 2019, the Board has appointed seven new directors to the Board, six of whom are independent, and increased the gender and racial/ethnic diversity of the Board. The Board's recent refreshment activities have resulted in the Board possessing an average tenure of approximately 5 years. These actions demonstrate the Board's desire to achieve a diverse and broadly inclusive membership with individuals that collectively possess the skills and experiences that the company will need to succeed now and into the future. To more completely convey our Board's composition, we have included a skills matrix under *Board Skills and Experience* on page 21.


11 of 13
directors are independent
4
8 years & above
4
0-2 years
5.2 years
Average tenure
2
5-8 years
3
2-5 years
38%
Gender diversity
38%
Diversity
8%
Racial/ethnic diversity
3
70 years and above
1
55-59 years
65
Average age
3
65-69 years
6
60-64 years

Active Board Oversight of Strategy and Recent Management Transitions

During the spring and fall, the Board heard directly from our shareholders through the Lead Independent Director's participation in meetings with many of our largest investors. In October, the Board continued its practice of conducting an annual in-depth review of our strategy. Throughout the year, directors interacted with members of management and high potential employees in formal and informal settings and received periodic briefings on topics such as our sustainability program and approach to human capital management. The Board also received updates from internal and third-party experts on matters such as cybersecurity and long-term scenario planning.

The Board also oversaw transitions within management, including the promotion of Mark Lashier to the role of CEO. Of the Company's 12-member executive leadership team, seven members took on new or restructured roles in 2022 and the team added two new external hires. These changes increased the gender and racial diversity of the team and broadened the team's range of experiences, skills and backgrounds to better position the Company for long-term success.

BOARD OVERVIEW

Name and Primary Occupation	Director Since	Independent	Committee Memberships					Other Public Boards
			AFC	HRCC	NGC	PPSC	EC	
Class II Directors, Current Nominees								
Gregory J. Hayes, 62 Chairman and Chief Executive Officer of Raytheon Technologies	2022	✓		●	●	●		1
Charles M. Holley, 66 Former Executive Vice President and Chief Financial Officer of Walmart Inc.	2019	✓	●			●		2
Denise R. Singleton, 60 Executive Vice President, General Counsel and Secretary of WestRock Company	2021	✓	●			●		1
Glenn F. Tilton, 74 Former Chairman and Chief Executive Officer of UAL Corporation	2012	✓		●	Chair	●	●	2
Marna C. Whittington, 75 Former Chief Executive Officer of Allianz Global Investors Capital	2012	✓		Chair	●	●	●	2
Class III Directors, Whose Terms Expire in 2024								
Julie L. Bushman, 62 Former Executive Vice President of International Operations of 3M	2020	✓	●			●		2
Mark E. Lashier, 61 President and CEO of Phillips 66	2022						●	0
Lisa A. Davis, 59 Former member of Managing Board of Siemens AG and CEO for Siemens Gas and Power	2020	✓		●		●		3
Douglas T. Terreson, 61 Former Head of Energy Research at Evercore ISI	2021	✓		●		●		0
Class I Directors, Whose Terms Expire in 2025								
Greg C. Garland, 65 Executive Chairman and Former CEO of Phillips 66	2012						Chair	1
Gary K. Adams, 72 Former Chief Advisor - Chemicals for IHS Markit	2016	✓		●		●		0
John E. Lowe, 64 Former Senior Executive Advisor to Tudor, Pickering, Holt & Co.	2012	✓	Chair		●	●	●	1
Denise L. Ramos, 66 Former Chief Executive Officer, President and Director of ITT Inc.	2016	✓	●		●	Chair	●	2

AFC Audit and Finance
HRCC Human Resources and Compensation
NGC Nominating and Governance
PPSC Public Policy and Sustainability
EC Executive

Chair
● Member

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

Our executive compensation program is designed to pay for performance. We link compensation to Company performance and use metrics we believe will drive long-term shareholder value and that are aligned with our strategy. The majority of executive compensation is provided in the form of long-term incentives with multi-year performance periods. We align the interests of our executives with our shareholders through equity compensation, and we align all employees' interests with the execution of short-term priorities through our annual cash bonus, the Variable Cash Incentive Program (“VCIP”).

Following extensive outreach with shareholders after our 2021 Annual Meeting, the Human Resources and Compensation Committee (the "Compensation Committee") implemented a series of executive compensation program changes for 2022 that are described in detail in the *Compensation and Discussion Analysis* section of this Proxy Statement. The Compensation Committee was pleased to see the solid shareholder support for the say-on-pay vote at our 2022 Annual Meeting, which received support from 88% of votes cast.

Elements of the Executive Compensation Program

The key elements of pay under our executive compensation program are described in the table below, which also shows the percentage each pay element comprises of target total direct compensation for 2022 for our current Chief Executive Officer ("CEO") and other named executive officers (“NEOs”).

Key Elements of Pay			
CEO	**Other NEOs**	**Delivered via**	**Performance Drivers[1] and Weightings**
Base Salary 11%	18%	Cash	• Annual fixed cash compensation to attract and retain NEOs
Annual Incentive 17%	16%	Variable Cash Incentive Program (VCIP)	**Operational Sustainability 50%** • Safety & Operating Excellence (25%) • Environment (15%) • High-Performing Organization (10%) **Financial Sustainability 50%** • Adjusted VCIP EBITDA (40%) • Adjusted Controllable Costs (10%)
Long-Term Incentives 72%	66%	Performance Share Program (PSP)	• Adjusted PSP ROCE (50%) • Relative total shareholder return (50%)
		Stock Option Program	• Long-term stock price appreciation
		Restricted Stock Unit (RSU)	• Long-term stock price appreciation

[1] Adjusted VCIP EBITDA, Adjusted Controllable Costs and Adjusted PSP ROCE are non-GAAP financial measures. See Appendix B for reconciliations to the nearest GAAP financial measures.

Consistent with our philosophy that executive compensation be linked to Company performance, our NEO's compensation mix ensures that a significant portion of compensation is at risk. More information can be found in the *Compensation Discussion and Analysis* section of this Proxy Statement.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY OVERVIEW

Sustainability is integral to our corporate strategy and enhances the resiliency of our portfolio. At Phillips 66, our sustainability programs are focused on financial performance, operating excellence, environmental stewardship, social responsibility and governance. For information regarding how our Board oversees sustainability matters, see pages 31-32 of this Proxy Statement.

The VCIP opportunity for our executive officers includes an environmental performance component (currently weighted at 15% of target), and a review of our high-performing organization (currently weighted at 10% of target), which is how we incorporate our sustainability and corporate responsibility performance into our executive compensation program. For more information on our VCIP, see pages 53-57 of this Proxy Statement.

Highlights of our commitments in action during 2022 included:

Sustainability and Transition to Lower-Carbon Future	• Reached a final investment decision on Rodeo Renewed, which will convert our San Francisco refinery into one of the world's largest renewable fuels production facilities. • Continued to conduct research on energies of the future, including renewable fuels and current and next generation batteries at our Bartlesville Innovation Center. • Announced a 2050 GHG emissions intensity reduction target to further reduce Scope 1 and Scope 2 emissions intensity by 50%, as compared to 2019 levels. • Leveraged existing infrastructure, digital investments, supply networks and capabilities to participate in lower-carbon opportunities.
Community Involvement and Engagement	• Helped students prepare for the workforce by contributing $9.6 million to education and literacy programs supporting 16 local schools and school districts, 29 colleges and universities and 196 scholarship recipients. • Supported community safety and preparedness by donating $3.9 million, including $1.3 million in disaster relief, supporting 40 local emergency responder departments and 9 food banks. • Contributed $3.1 million supporting environmental and sustainability programs at 27 community parks and 26 conservation projects. • Donated $3 million toward civic enrichment through 9 United Way campaigns and 11 inclusion and diversity programs.
Political and Lobbying Activities	• Received “Trendsetter” ranking by the 2022 CPA-Zicklin Index of Corporate Political Disclosure and Accountability. This is the second consecutive year we have received this recognition for the transparency and accountability of our corporate political spending. • Continued participating in the political process to educate policymakers and stakeholders in support of laws and regulations that meet societal and business needs while promoting federal, state and local economies.

STAKEHOLDER ENGAGEMENT

Ongoing engagement with all of our stakeholders is important to us. Our stakeholders include employees, shareholders, customers, the communities where we operate, indigenous people, legislators, financial institutions, and energy consumers. We approach our stakeholder engagement from a position of mutual respect, respecting human rights, demonstrating our values through our actions and being a good neighbor. We conduct our operations in accordance with our Company values and policies, and consistent with the spirit of the United Nations' Universal Declaration of Human Rights.

COMMUNITY INVOLVEMENT AND ENGAGEMENT

We are committed to creating value for our communities through economic development, philanthropy, volunteerism and advocacy, and by operating our business in a socially and environmentally responsible way. The communities in which our assets are located and where our employees live are critical stakeholders. We consistently and regularly engage with our local communities and seek their feedback. Our refining operations have community advisory councils or panels that include both Company representatives and community members. Many panels include adjacent operations from our midstream and lubricants businesses. These panels meet at least quarterly with refinery management to provide feedback, discuss topics of local concern and share insights on plans and activities. Our pipeline business units have year-round community awareness, education and listening panels to stay connected with those involved with and living near our extensive pipeline network.

SPOTLIGHT ON OUR GHG EMISSIONS REDUCTION TARGETS

Phillips 66 supports the ambitions of the Paris Agreement and is active in the energy transition while continuing to provide affordable, reliable, and abundant energy that drives human progress. In 2021, we set impactful and measurable targets to reduce the GHG emissions intensity of its operations and energy products. By 2030, we plan to reduce the Scope 1 and Scope 2 emissions intensity of our operations by 30% and the Scope 3 emissions intensity of our energy products by 15%, as measured against 2019 levels. In 2022, we announced a 2050 GHG emissions intensity target to further reduce Scope 1 and Scope 2 emissions intensity by 50%, as measured against 2019 levels.

We expect that we can achieve our 2030 targets with projects currently underway and projects that are planned or under development consistent with our disciplined approach to capital allocation and focus on returns. Meeting our 2050 target will require changes beyond our sphere of influence and control, such as advancements enabling broader commercialization of lower-carbon technologies, global policies to fund and incentivize the lower-carbon energy system, changes in consumer behavior and available materials throughout the supply chain. Further details regarding our GHG emissions reduction targets and the projects planned and in development to achieve these targets can be found in our Sustainability Report available on our website.

30% ↓

Manufacturing-related emissions intensity Scope 1 and 2 from operated assets by 2030

15% ↓

Products manufactured and sold emissions intensity Scope 3 from operated assets by 2030

50% ↓

Manufacturing-related emissions intensity Scope 1 and 2 from operated assets by 2050

PROPOSAL 1



Election of 5 Class II Directors to hold office until the 2026 Annual Meeting

The Board recommends that you vote **"FOR"** the election of the five Class II director nominees.

Our Board is currently composed of 13 members. In accordance with our Certificate of Incorporation, as currently in effect, our Board is divided into three classes of directors. At the 2023 Annual Meeting, we are seeking shareholder approval to declassify our Board of directors, as described in "*Proposal 2: Management Proposal to Approve the Declassification of the Board of Directors*." If that proposal receives sufficient shareholder support, starting in 2024, directors will stand for one-year terms and the full Board will stand for annual election starting in 2026.

The Board has nominated Gregory J. Hayes, Charles M. Holley, Denise R. Singleton, Glenn F. Tilton and Marna C. Whittington to stand for election as Class II directors for a three-year term that expires at the annual meeting of shareholders held in 2026 or until such director's successor has been duly elected or appointed and qualified, or until their earlier resignation or removal. Each nominee requires the affirmative vote of a majority of the votes cast in person or by proxy at the meeting. Each director nominee has consented to serving as a director if elected and the Board expects that the five nominees will be available to serve as directors. However, if a nominee is unavailable for election, proxy holders may vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the Annual Meeting. No family relationship exists among any of our directors, director nominees or executive officers. There is no arrangement between any director or director nominee and any other person pursuant to which he or she was, or is to be, selected as a director or director nominee.

The business experience, core skills and qualifications of each director nominee and continuing director are set forth below. Further skills and qualifications considered in evaluating director nominees and Board composition as a whole are described in *Board Skills and Experience* beginning on page 21.

CORE DIRECTOR SKILLS



C-Suite Experience

C-suite experience provides valuable insights and practical understanding of companies, and the methods to drive change and growth within an organization



Financial

Finance and financial reporting experience provide knowledge necessary to evaluate our performance by reference to financial targets and to oversee financial reporting



Global Business

Global business or international experience provides valuable perspectives on our operations and enables the oversight of our strategic initiatives



Risk Management

Experience in managing risk ensures capabilities necessary for risk oversight responsibilities, bringing background and experience that increase directors' effectiveness



Environmental

Experience in environmental regulation helps in effective evaluation and oversight of our strategy to provide energy and improve lives while ensuring a healthy and safe environment



Industry Experience

Energy experience brings pertinent background and knowledge to provide perspective on issues specific to the Company's industry, business, operations and strategy

CLASS II DIRECTOR NOMINEES STANDING FOR ELECTION

Gregory J. Hayes



Age: **62**

Director since: **2022**

Committees:
Compensation;
Nominating and Governance;
Public Policy and Sustainability

Career Highlights:

- Chairman and Chief Executive Officer, Raytheon Technologies Corporation (since June 2021)
- Former President, Chief Executive Officer and Director, Raytheon Technologies Corporation (April 2020 to June 2021)
- Former Chairman and Chief Executive Officer, United Technologies Corporation (2016 to April 2020)
- Former director of Nucor Corporation (2014 to 2018)

Experience and Key Skills:

Mr. Hayes is the chairman and chief executive officer of Raytheon Technologies Corporation, responsible for leading an aerospace and defense company of 174,000 employees and $64 billion in annual sales. During his career, Mr. Hayes has held senior leadership roles across finance, corporate strategy and business development. Mr. Hayes brings substantial experience in executive leadership, finance, strategic planning, mergers and acquisitions, business development, and global operations and management to the Board.



C-Suite Experience



Financial



Global Business



Risk Management

Other Current Public Company Directorships:

- Raytheon Technologies Corporation

Charles M. Holley



Age: **66**

Director since: **2019**

Committees:
Audit;
Public Policy and Sustainability

Career Highlights:

- Former Executive Vice President and Chief Financial Officer of Walmart Inc. (2010 to 2015)

Experience and Key Skills:

Mr. Holley served as Executive Vice President and Chief Financial Officer at one of the largest U.S. corporations, providing him with expertise in finance, senior management, risk and asset management, strategic planning and capital markets. From 2016 to 2019, Mr. Holley served as an independent senior advisor, U.S. CFO Program, Deloitte LLP. He also has extensive experience in international operations and technology platforms.



C-Suite Experience



Financial



Global Business



Risk Management

Other Current Public Company Directorships:

- Amgen
- Carrier Global

Denise R. Singleton



Age: **60**

Director since: **2021**

Committees:
Audit;
Public Policy and Sustainability

Career Highlights:

- Executive Vice President, General Counsel and Secretary of WestRock Company (since March 2022)
- Former Senior Vice President, General Counsel and Corporate Secretary of IDEX Corporation (2015 to March 2022)

Experience and Key Skills:

Ms. Singleton was named Executive Vice President, General Counsel and Secretary of WestRock Company in March 2022. Ms. Singleton has extensive legal and corporate governance experience. Previously, she was Senior Vice President, General Counsel and Corporate Secretary of IDEX Corporation, a position she held from 2015 to 2022. Prior to joining IDEX, Ms. Singleton served as Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer at SunCoke Energy, Inc. and its controlled company SunCoke Energy Partners, L.P., where she was on the board of directors, from 2011 to 2015. Prior to joining SunCoke Energy, Ms. Singleton held several positions at PPG Industries, Inc., and was a partner at Shaw Pittman LLP, a law firm.


C-Suite Experience


Financial


Global Business


Risk Management


Environmental

Other Current Public Company Directorships:

- Teledyne Technologies Incorporated

Glenn F. Tilton



Age: **74**

Director since: **2012**

Committees:
Compensation;
Nominating and Governance (Chair);
Public Policy and Sustainability;
Executive

Career Highlights:

- Former Chairman of the Midwest, JPMorgan Chase (2011 to 2014)
- Former Non-Executive Chairman, United Continental Holdings (2010 to 2012)
- Former Chairman and Chief Executive Officer of UAL Corporation (2002 to 2010)

Experience and Key Skills:

Mr. Tilton previously served as chairman and chief executive officer of UAL Corporation, the parent company of United Air Lines, as well as chairman of the Midwest of JPMorgan Chase & Co. Mr. Tilton's career has provided him with strong management experience overseeing complex multinational businesses operating in highly regulated industries as well as expertise in finance and capital markets matters. He also has extensive experience in the energy industry through his more than 30 years in increasingly senior roles with Texaco Inc., including chairman and chief executive officer.


C-Suite Experience


Financial


Global Business


Risk Management


Environmental



Industry Experience

Other Current Public Company Directorships:

- Abbott Laboratories
- AbbVie Inc.

Marna C. Whittington



Age: **75**

Director since: **2012**

Committees:
Compensation (Chair);
Nominating and Governance;
Public Policy and Sustainability;
Executive

Career Highlights:

- Former Chief Executive Officer of Allianz Global Investors Capital (2002 to 2012)
- Former director of Macy's Inc. (1993 to 2022)

Experience and Key Skills:

Dr. Whittington has many years of leadership experience and expertise as a former senior executive in the investment management industry, including as chief executive officer of Allianz Global Investors Capital. She has extensive knowledge of and substantial experience in management, and in financial, investment and banking matters and provides valuable insight from her previous experience serving as a public company board member.



C-Suite Experience



Financial



Global Business



Risk Management



Industry Experience

Other Current Public Company Directorships:

- Oaktree Capital Group LLC
- Ocugen Inc.

CONTINUING DIRECTORS

Gary K. Adams



Age: **72**

Director since: **2016**

Committees:
Compensation;
Public Policy and Sustainability

Career Highlights:

- Former Chief Advisor — Chemicals for IHS Markit (2011 to 2017)
- Former director of Westlake Chemical Partners LP (2014 to 2016)
- Former director of Phillips 66 Partners LP (2013 to 2016)
- Former director of Trecora Resources (2012 to 2022)

Experience and Key Skills:

Mr. Adams has over 40 years of experience in the petrochemicals and plastics industries, including 15 years at Union Carbide, where he began his career. Through various management positions, including as president, chief executive officer and chairman of Chemical Markets Associates Inc. ("CMAI") before its acquisition by IHS, Mr. Adams also has leadership experience with operating responsibilities, and financial and risk oversight for a global business.



C-Suite Experience





Financial



Global Business





Risk Management



Industry Experience

Julie L. Bushman



Age: **62**

Director since: **2020**

Committees:
Audit;
Public Policy and Sustainability

Career Highlights:

- Former Executive Vice President of International Operations of 3M (2017 to 2020) and Senior Vice President of Business Transformation and Information Technology of 3M (2013 to 2017)
- Former director of Johnson Controls (2012 to 2016)

Experience and Key Skills:

As a former executive of 3M, Ms. Bushman brings executive management experience, as well as experience in international business, risk management and financial oversight to the Board. Ms. Bushman also brings environmental experience through her roles leading occupational health and environmental safety divisions at 3M.



C-Suite Experience



Financial



Global Business



Risk Management



Environmental

Other Current Public Company Directorships:

- Adient plc
- Bio-Techne Corporation

Lisa A. Davis



Age: **59**

Director since: **2020**

Committees:
Compensation;
Public Policy and Sustainability

Career Highlights:

- Former member of Managing Board of Siemens AG and CEO for Siemens Gas and Power (2014 to 2020)
- Former director of Kosmos Energy (2019 to 2022)

Experience and Key Skills:

Ms. Davis brings significant industry experience to the Board through her roles at Siemens, as well as over 25 years in engineering and management roles at large integrated oil companies including ExxonMobil, Texaco and Shell, including executive vice president strategy and portfolio at Shell.



C-Suite Experience



Financial



Global Business



Risk Management



Industry Experience

Other Current Public Company Directorships:

- Air Products and Chemicals
- Penske Automotive Group
- C3.ai

Greg C. Garland



Age: **65**

Director since: **2012**

Committees:
Executive (Chair)

Career Highlights:

- Executive Chairman of Phillips 66 (July 2022 to present)
- Former President, Chief Executive Officer and Chairman of Phillips 66 (2012 to July 2022)

Experience and Key Skills:

Mr. Garland brings extensive knowledge of all aspects of our business and industry to the Board, having served as our president and chief executive officer from 2012 to July 2022, in executive positions at ConocoPhillips, as president and chief executive officer of Chevron Phillips Chemical Company, and as the chairman and chief executive officer of Phillips 66 Partners. Through his more than 35 years of service and experience in the energy industry, Mr. Garland brings to the Board each of the key skills we seek in a director.


C-Suite Experience


Financial


Global Business


Risk Management


Environmental


Industry Experience

Other Current Public Company Directorships:

- Amgen

Mark E. Lashier



Age: **61**

Director since: **2022**

Committees:
Executive

Career Highlights:

- President and Chief Executive Officer of Phillips 66 (since July 2022)
- President and Chief Operating Officer of Phillips 66 (2021 to 2022)
- President and Chief Executive Officer of Chevron Phillips Chemical Company LLC (2017 to 2021)

Experience and Key Skills:

Mr. Lashier brings extensive knowledge of our business and industry to the Board, as he serves as our President and Chief Executive Officer and has previously served as president and chief executive officer of Chevron Phillips Chemical Company (CPChem). Prior to that, he held several leadership positions at CPChem, including Executive Vice President of Olefins and Polyolefins; Senior Vice President of Specialties, Aromatics and Styrenics; Vice President of Corporate Planning and Development; Project Director for Saudi Arabia; and Regional Manager in Asia. Mr. Lashier began his career at Phillips Petroleum in 1989 as an Associate Research Engineer.


C-Suite Experience


Financial


Global Business


Risk Management


Industry Experience

John E. Lowe



Age: **64**

Director since: **2012**

Committees:
Audit (Chair); Nominating and Governance; Public Policy and Sustainability; Executive

Career Highlights:

- Former Senior Executive Advisor to Tudor, Pickering, Holt & Co. (2012 to 2022)
- Former director of APA Corporation (2013 to 2022) and non-executive Chairman (2015 to 2022)
- Former director of Agrium Inc. (2010 to 2015)

Experience and Key Skills:

Mr. Lowe had a 30-year career with ConocoPhillips and Phillips Petroleum Company, including several executive positions with ConocoPhillips, providing him extensive industry experience. Mr. Lowe also has financial and risk oversight, international and environmental experience through the series of executive positions he has held and his service on the boards of publicly traded oil and gas and energy companies.


C-Suite Experience


Financial


Global Business


Risk Management


Environmental


Industry Experience

Other Current Public Company Directorships:

- TC Energy

Denise L. Ramos



Age: **66**

Director since: **2016**

Committees:
Audit; Nominating and Governance; Public Policy and Sustainability (Chair); Executive

Career Highlights:

- Former Chief Executive Officer, President and director of ITT Inc. (2011 to 2018)
- Former director of Praxair, Inc. (2014 to 2016)

Experience and Key Skills:

Ms. Ramos has experience in the oil and gas industry, including more than 20 years in various finance positions at Atlantic Richfield Company. Having also served as CEO of ITT and chief financial officer at ITT as well as Furniture Brands International and Yum! Brands, Ms. Ramos brings extensive senior leadership, risk management and global business expertise to the Board.


C-Suite Experience


Financial


Global Business


Risk Management


Environmental


Industry Experience

Other Current Public Company Directorships:

- Bank of America
- Raytheon Technologies

Douglas T. Terreson



Age: **61**

Director since: **2021**

Committees:
Compensation; Public Policy and Sustainability

Career Highlights:

- Former Head of Energy Research at Evercore ISI (2016 to 2021)

Experience and Key Skills:

Mr. Terreson is a former Senior Advisor at Evercore, a position he held from April 2021 through July 2021. He previously served as the Head of Global Energy at Evercore ISI, from 2016 until April 2021. Mr. Terreson joined International Strategy & Investment Group (ISI), which was acquired by Evercore in 2014, in 2009, after 15 years at Morgan Stanley, where he managed the Global Energy Group. Prior to that, he managed Putnam Investments' energy mutual fund. Mr. Terreson began his career as an engineer with Schlumberger Limited.


Financial


Global Business


Risk Management


Industry Experience

BOARD SKILLS AND EXPERIENCE

Throughout the year, the Board continued its proactive assessment of board succession planning and refreshment. The Nominating and Governance Committee and full Board work to ensure we maintain a Board that embodies a broad and diverse set of experiences, qualifications, attributes and skills to provide effective oversight of management and the Company. When seeking new candidates, the Board considers a diverse pool of qualified candidates who could potentially serve as Board members. We view diversity in terms of skills, as well as gender, age, race, ethnicity, background, professional experience and perspectives.

As the needs of the Company change, the Board revisits the skills and experiences it seeks. Included in the matrix below are the core skills the Board seeks in director candidates, as well as additional competencies and experiences the Board currently prioritizes in evaluating director nominees.

	Adams	Bushman	Davis	Garland	Hayes	Holley	Lashier	Lowe	Ramos	Singleton	Terreson	Tilton	Whittington
Age[1]	72	62	59	65	62	66	61	64	66	60	61	74	75
Tenure	7	3	3	11	1	4	1	11	7	2	2	11	11
Gender	M	F	F	M	M	M	M	M	F	F	M	M	F
Independence	●	●	●		●	●		●	●	●	●	●	●
Other Public Company Boards	0	2	3	1	1	2	0	1	2	1	0	2	2
C-Suite Experience	●	●	●	●	●	●	●	●	●	●		●	●
Financial Experience	●	●	●	●	●	●	●	●	●	●	●	●	●
International/Global Business	●	●	●	●	●	●	●	●	●	●	●	●	●
Risk Management	●	●	●	●	●	●	●	●	●	●	●	●	●
Environmental		●		●				●	●	●		●	
Industry													
Energy	●		●	●			●	●	●		●	●	
Pipeline/Transportation/Logistics	●			●			●	●				●	
Refining			●	●			●	●	●			●	
Chemicals	●			●			●	●				●	●
Midstream	●			●			●	●				●	
Information Technology		●			●	●							
Business Transformation		●	●	●	●	●	●	●	●	●	●	●	
Investment Banking/Finance	●		●	●	●	●		●	●	●	●	●	●
Public Affairs			●	●	●	●	●	●	●	●		●	
Government Affairs			●	●	●	●		●	●	●		●	

[1] As of March 15, 2023.

BOARD COMPOSITION AND ASSESSMENT

Composition of the Board

The Board strives to maintain an appropriate balance of tenure, turnover, diversity, skills and experience. Our average director tenure is approximately 5 years, representing an appropriate balance of tenures. The average age of our directors is approximately 65.

After careful deliberation, the Board recently removed the retirement age guideline from the Company's Corporate Governance Guidelines. The Board's current Corporate Governance Guidelines do not impose director term limits or mandate a retirement age. The Board believes that directors may continue to provide meaningful, independent oversight and advice past an arbitrary age limit. A mandatory retirement age comes with the disadvantage of losing the contribution of directors who have developed significant knowledge of the Company's business, strategy, risk profile, operations and financial position and who remain active and contributing members of the Board. The Board also determined that a mandatory retirement age may inhibit the Board's ability to maintain a balanced mix of shorter- and longer-tenured directors, which is necessary for the Board to maintain a mix of fresh perspectives and a deep understanding of the Company.

Annual Board Assessment

The Board ensures its continued effectiveness through its self-assessment and nomination processes. These processes have resulted in the board's recent refreshment efforts.

- The Nominating and Governance Committee annually reviews the qualifications it prioritizes for director recruitment and director nomination to ensure that these qualifications reflect the evolving needs of the Company. During 2022, the Nominating and Governance Committee retained a third-party search firm to assist it in the process of identifying and evaluating potential director candidates.
- The Nominating and Governance Committee annually reviews each director nominee's continuation on the Board, taking into account their contributions, qualifications and outside time commitments, and the composition of the Board as a whole, and makes recommendations to the full Board.

In addition, the Corporate Governance Guidelines provide that any director whose principal outside responsibilities have changed since election to the Board should volunteer to resign to give the Board the opportunity to review the appropriateness of continued Board membership under the circumstances.

2022 Board Self Assessment

Oversight of annual evaluation process	Each committee of the Board performed an annual self-assessment, and the Nominating and Governance Committee and Lead Independent Director oversaw an annual self-assessment of the full Board.
Survey and one-on-one discussions	The self-assessment included an evaluation survey, which provided an opportunity for candid feedback on the Board's performance, followed by one-on-one conversations between the Lead Independent Director and each other director. During these conversations, the Lead Independent Director sought input on the effectiveness of the Board, its committees, and the individual directors, among other topics.
Presentation and discussion of results	A summary of the results of each committee's self-assessment was presented to the Committee and discussed in executive session. The Lead Independent Director presented a summary of the results of the Board evaluation to the Nominating and Governance Committee and to the Board in executive session.
Incorporation of feedback	Any matters requiring further action that may enhance the Board's performance are identified and action plans developed to address the matter.

Recent Board Refreshment

In 2022, the Board appointed Mark Lashier and Gregory Hayes to the Board. Mr. Lashier's board appointment was in connection with his promotion to the position of chief executive officer, and he brings significant knowledge of the Company's operations to the Board. Mr. Hayes brings significant c-suite, financial, global business, information technology, regulatory, risk management and environmental experience to the Board.

These appointments were informed by the Board's continued focus on its composition, as well as insights provided through the Board's annual self-evaluation process. Our current board composition provides a diversity of thought and a broad range of skills and perspectives aligned with our strategy.

Board changes since 2019:

- Seven new highly-skilled directors have joined the Board, six of whom are independent
- Increased gender and racial/ethnic diversity of the Board
- Enhanced the skill set of the Board by adding directors with skills critical to supporting our strategy, including skills in industry, information technology, environmental, finance, and government affairs

Identification and Consideration of New Nominees

The Board is responsible for nominating directors and filling vacancies that may occur between annual meetings, based upon the recommendation of the Nominating and Governance Committee. The Nominating and Governance Committee process for identifying and recommending candidates includes:

1 Review	The Nominating and Governance Committee considers the Company's current and long-term needs and strategic plans to determine the skills, experience and characteristics that may enhance the Board's composition and effectiveness.
2 Identify	The Nominating and Governance Committee identifies a pool of diverse candidates through a variety of methods, including the use of third-party search firms and the business and organizational contacts of directors and management.
3 Evaluate	In evaluating potential candidates for nomination to the Board, the Nominating and Governance Committee and the Board consider several factors: • all directors are expected to possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Company's shareholders; • candidates should possess skills and experience complementary to those of existing directors; and • additionally, directors are expected to devote sufficient time and effort to their duties as a director.
4 Recommend	The Nominating and Governance Committee recommends director candidates to the Board of Directors with the goal of creating a balance of knowledge, experience and diversity.

Commitment to Board Diversity

The Nominating and Governance Committee believes that the Board should reflect a range of talents, ages, skills, experiences, diversity, and expertise sufficient to provide sound and prudent guidance with respect to the Company's strategic and operational objectives. The Board has committed to seeking women and underrepresented groups, as well as candidates with diverse backgrounds, skills and experiences, as part of the search process for new directors, and assesses the effectiveness of its commitment in this regard as part of the annual board and director evaluation process. We have incorporated this commitment into our Corporate Governance Guidelines.

Shareholder Recommendation of Candidates

The Nominating and Governance Committee will consider director candidates recommended by shareholders. A shareholder wishing to recommend a candidate for nomination by the Nominating and Governance Committee should follow the procedures described under *Submission of Future Shareholder Proposals and Director Nominations* beginning on page 102. In addition, the shareholder should provide such other information it deems relevant to support the Nominating and Governance Committee's evaluation of the candidate. Candidates recommended by the Company's shareholders are evaluated on the same basis as candidates recommended by the Company's directors, management, third-party search firms or other sources.

Proxy Access for Shareholder-Nominated Candidates

Our By-Laws also permit a group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and have included in our proxy materials, director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-Laws. Additional information is described under *Submission of Future Shareholder Proposals and Director Nominations* beginning on page 102.

Corporate Governance

BOARD LEADERSHIP STRUCTURE

Recent Separation of the Chairman and CEO Roles

The Board of Directors believes that it is in the best interests of the Company and its shareholders to retain flexibility in determining whether to combine the roles of Chairman and CEO. Our Corporate Governance Guidelines provide that the Board will periodically consider whether the roles should be separated and, if so, whether the Chairman should be an independent director or an employee.

Upon Mr. Garland's retirement as CEO in July 2022, the Board asked Mr. Garland to continue to serve as Executive Chairman of the Board. The Board believes that separating the roles of Chairman and CEO are appropriate at this time to promote an effective CEO transition, allowing Mr. Lashier to focus on executing the Company's strategy while Mr. Garland focuses on Board governance. Going forward, the Board will continue to periodically evaluate the appropriateness of its leadership structure. The Board welcomes and takes under consideration any input received from our shareholders regarding the Board's leadership structure, and informs shareholders of any change in the Board's leadership structure by updates to our corporate website and in disclosures in our annual proxy statements.

Duties and Responsibilities of the Executive Chairman

As Executive Chairman of the Board, Mr. Garland is responsible for chairing meetings of the Board, presiding at meetings of our shareholders, overseeing agenda preparation in consultation with the Lead Independent Director, and fostering a collegial and collaborative environment in the boardroom. As our former CEO, Mr. Garland is a valuable resource to the executive leadership team on operational and strategic matters.

Duties and Responsibilities of the Lead Independent Director

Our Corporate Governance Guidelines state that when the Chairman of the Board is an employee of the Company, the non-employee directors will name a Lead Independent Director. Since 2016, the non-employee directors have elected Glenn Tilton to serve as Lead Independent Director. The Board believes Mr. Tilton is qualified to serve as lead independent director in light of his experience as the lead independent director for AbbVie and his recent service as chairman of the Midwest for JPMorgan Chase & Co. and non-executive chairman of the board of United Continental Holdings, Inc. Through these roles and other executive positions he has held, Mr. Tilton has demonstrated strong leadership skills that well-position him to lead our independent directors. Mr. Tilton also has vast management experience in overseeing complex multinational businesses operating in highly regulated industries, as well as expertise in finance and capital markets matters.

As Lead Independent Director, Mr. Tilton chairs executive sessions, coordinates the activities of the non-employee directors and performs other duties and responsibilities as determined by the Board, including:

- advising the Executive Chairman on Board meeting schedules, seeking to ensure that the non-employee directors can perform their duties responsibly without interfering with operations;
- providing the Executive Chairman with input on agenda preparation for Board and committee meetings;
- advising the Executive Chairman on the quality, quantity and timeliness of the flow of information from management to allow directors to perform their duties effectively and responsibly, including specifically requesting certain materials be provided to the Board;

- recommending to the Executive Chairman the retention of consultants who report directly to the Board;
- interviewing Board candidates and making nomination recommendations to the Nominating and Governance Committee;
- assisting in assuring compliance with and implementation of the Corporate Governance Guidelines;
- ensuring that he, or another appropriate director, is available for engagement with shareholders when warranted;
- calling meetings of the non-employee directors as needed, developing the agenda for and chairing any such meetings and executive sessions;
- acting as principal liaison between the non-employee directors and the Executive Chairman on sensitive issues;
- participating with the Human Resources and Compensation Committee in the periodic discussion of CEO performance;
- leading the Board's annual self-assessment; and
- working with the Nominating and Governance Committee to recommend Board committee membership and committee chair rotation.

The Board of Directors believes that its current structure and processes encourage its non-employee directors to be actively involved in guiding its work. The chairs of the Board's committees review their respective agendas and committee materials with management in advance of each meeting, and communicate directly with other directors and members of management as each deems appropriate. Moreover, each director may suggest agenda items and raise matters that are not on the agenda at all Board and committee meetings.

BOARD INDEPENDENCE

Our Corporate Governance Guidelines contain director independence standards, which are consistent with the listing standards of the New York Stock Exchange ("NYSE"). These standards assist the Board in determining the independence of the Company's directors. The Board of Directors has affirmatively determined that each director, other than Messrs. Garland and Lashier, meets our independence standards. Messrs. Garland and Lashier are not considered independent because they are employed by the Company.

In making independence determinations, the Board specifically considered the fact that many of our directors are directors of companies with which we may conduct business. Additionally, some of our directors may purchase products from the Company, such as gasoline from our retail sites. In all cases, it was determined that there are no relationships or transactions that are material to the Company or the director and accordingly, there are no relationships that would affect the independence of any director other than Messrs. Garland and Lashier.

BOARD COMMITTEES

The Board has five standing committees. The charter for each committee may be found in the "Investors" section on the Phillips 66 website (www.phillips66.com) under the "Corporate Governance" caption. Shareholders may also request printed copies of these charters by following the instructions in *Additional Information* beginning on page 96.

OVERVIEW OF BOARD COMMITTEES & RESPONSIBILITIES

Other than our Executive Committee, all committees of the Board are composed entirely of independent directors. To ensure continued Board effectiveness, the Nominating and Governance Committee periodically considers committee membership and chair rotations. The composition and primary responsibilities of the committees are described below.

Audit and Finance Committee

(the "Audit Committee")

Members:
John E. Lowe (Chair)
Julie L. Bushman
Charles M. Holley
Denise L. Ramos
Denise R. Singleton

Number of meetings in 2022: 9

Primary Responsibilities:

- Oversee the integrity of accounting policies, internal controls, financial statements, and financial reporting practices, and certain financial matters covering the Company's capital structure, complex financial transactions, financial risk management, retirement plans and tax planning.
- Review significant risk exposures and management's monitoring, control and reporting of such exposures.
- Monitor compliance with legal and regulatory requirements, including our Code of Business Ethics and Conduct; the qualifications and independence of independent auditors; and the performance of the internal audit function and independent auditors.

Financial Expertise and Financial Literacy of Audit Committee Members

The Board has determined that each of Mr. Lowe, Mr. Holley and Ms. Ramos satisfies the SEC's criteria for "audit committee financial experts." Additionally, the Board has determined that each member is financially literate within the meaning of the NYSE listing standards.

Human Resources and Compensation Committee

(the "Compensation Committee")

Members:
Marna C. Whittington (Chair)
Gary K. Adams
Lisa A. Davis
Gregory J. Hayes
Douglas T. Terreson
Glenn F. Tilton

Number of meetings in 2022: 6

Primary Responsibilities:

- Oversee executive compensation programs, policies and strategies and approve metrics, goals and objectives under incentive compensation programs, including those relevant to senior officers.
- Approve goals and objectives relevant to CEO compensation, evaluate CEO performance in light of those goals and objectives, and determine the CEO's overall compensation.
- Oversee initiatives of our human capital strategies, including in the areas of inclusion and diversity, management succession planning and talent management.

Additional information about the Compensation Committee can be found in *Compensation Discussion and Analysis* beginning on page 39.

Nominating and Governance Committee

Members:
Glenn F. Tilton (Chair)
Gregory J. Hayes
John E. Lowe
Denise L. Ramos
Marna C. Whittington

Number of meetings in 2022: 5

Primary Responsibilities:
- Identify and recommend nominees for election to the Board.
- Recommend committee assignments and periodic rotation of committee assignments and committee chairs.
- Review and recommend compensation and benefits policies for non-employee directors.
- Review and recommend appropriate corporate governance guidelines and procedures.
- Oversee the Board's annual self-evaluation of performance and monitor Board composition.
- Evaluate potential CEO successors jointly with Compensation Committee.

Public Policy and Sustainability Committee

Members:
Denise L. Ramos (Chair)
Gary K. Adams
Julie L. Bushman
Lisa A. Davis
Charles M. Holley
John E. Lowe
Denise R. Singleton
Douglas T. Terreson
Glenn F. Tilton
Marna C. Whittington

Number of meetings in 2022: 5

Primary Responsibilities:
- Review policies, programs and practices regarding health, safety and environmental protection; health and safety performance; social impact and corporate responsibility matters.
- Review the sustainability program and oversee progress of sustainability initiatives.
- Review and approve budget for charitable contributions and for political contributions and independent expenditures, and oversee such expenditures.
- Review the administration of any political action committees.
- Review and approve the Company's budgets for political candidate contributions and independent expenditures, and receive reports from management on such candidate contributions, independent expenditures and other political expenditures.

Executive Committee

Members:
Greg C. Garland (Chair)
Mark Lashier
John E. Lowe
Denise L. Ramos
Glenn F. Tilton
Marna C. Whittington

Number of meetings in 2022: None

Primary Responsibilities:
- Exercise the authority of the full Board, if needed, in intervals between regularly scheduled Board meetings, other than (1) those matters expressly delegated to another committee of the Board, (2) the adoption, amendment or repeal of any By-Laws, and (3) those matters that cannot be delegated to a committee under statute, the Certificate of Incorporation, or By-Laws.

SHAREHOLDER OUTREACH AND RESPONSIVENESS

Phillips 66 maintains a year-round shareholder engagement program to listen to investor perspectives on our business strategy, executive compensation program and sustainability and environmental, social and governance ("ESG") matters that are important to our investors. Our engagement program is focused on identifying and understanding shareholder concerns and demonstrating responsiveness to these concerns.

In the lead-up to the 2022 Annual Meeting, we undertook a significant effort to speak with our shareholders and gather their feedback on our executive compensation program, which had recently evolved in response to shareholder input. We continued to engage with shareholders after the 2022 Annual Meeting to discuss our strategic priorities and a variety of ESG-related topics, including enhancements in CPChem's latest sustainability report in response to shareholder interest in the resiliency of our plastics business under potential future virgin plastic demand scenarios.

Many of these conversations were led by Mr. Tilton, our Lead Independent Director. These conversations provided management and the Board with insight into our investors' varying perspectives on the energy transition and energy security issues, climate-related metrics and targets, human capital management matters, executive compensation and Board governance topics.

This year, shareholders expressed support for our executive compensation program and disclosures, particularly as a result of the enhancements that the Compensation Committee implemented in 2022 after an extensive engagement effort. Shareholders also indicated support for our GHG emissions reduction targets and remarked favorably on our human capital management report. Shareholders were interested in learning more about the work of our Emerging Energy organization and the strategic priorities that management announced during our 2022 Investor Day. With respect to governance matters, shareholders were supportive of our Board refreshment and our recent attempts to declassify the Board.

In addition, shareholders expressed satisfaction with our responsiveness to a shareholder proposal presented at the 2022 Annual Meeting that requested a report describing how our joint venture CPChem could shift its plastic resin business model from virgin to recycled polymer production as a means of reducing plastic pollution. In August 2022, CPChem's eleventh annual sustainability report, *Accelerating Change for a Sustainable Future*, detailed a scenario analysis undertaken by CPChem to test the resilience of its portfolio under three polyethylene demand outlooks that incorporated factors such as presumed GDP growth, customer demand for circular polymers, and regulatory and technological advancements, including CPChem's own target to produce 1 billion pounds of circular polyethylene by 2030. CPChem's assets showed long-term resilience under these scenarios and increased revenue growth. During engagement meetings, our shareholders commented favorably on CPChem's scenario planning efforts and these enhanced disclosures.

Highlights of some of the actions we have taken in response to our engagements over the last several years are shown below:

Pre-2018	2018	2019	2020	2021	2022	2023
Expanded sustainability disclosures from website to report Adopted Proxy Access Bylaw Began sustainability reporting	Initial TCFD[(1)]-informed sustainability report Sought shareholder approval of declassification Committed to diverse director candidate pools	Added new independent director	Enhanced lobbying disclosures Added two new independent directors Incorporated TCFD[(1)] framework into sustainability report	Sought shareholder approval of declassification Published Human Capital Management Report Published Lobbying Activities Report Announced 2030 GHG emissions reduction targets Added 2 new independent directors	Announced 2050 GHG emissions reduction targets Evolved compensation program and enhanced disclosures Added two new directors, including one independent director Collaborated with CPChem to enhance its sustainability reporting to include scenario analyses	Sought shareholder approval of declassification Committed to enhancing Lobbying Activities Report

(1) TCFD is the Task Force on Climate-Related Financial Disclosures.

Communications with the Board

Shareholders and interested parties may communicate with the Board of Directors in care of our Corporate Secretary. Communications to the non-employee directors should be addressed to "Board of Directors (independent members)." Communications are distributed to the Board or to any individual director, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that items unrelated to its duties and responsibilities not be distributed.

Mailing Address:
Attn: Corporate Secretary
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

BOARD OVERSIGHT OF OUR COMPANY

Strategic Oversight

Setting the strategic course of the Company and providing oversight of strategic risks involves a high level of constructive engagement between management and the Board. The Board regularly discusses the strategic priorities of the Company and the risks to the Company's successful execution of its strategy, including global economic and other significant trends, as well as changes in the energy industry and regulatory initiatives. Each year, the Board holds a multi-day strategy session with the Company's senior leaders to review the Company's short-term and long-term strategic plans and priorities, as well as challenges and opportunities that may develop under various future scenarios.

Risk Oversight

The Company's management is responsible for the day-to-day conduct of our business and operations, including risk management. To help it fulfill this responsibility, our management has established an enterprise risk management ("ERM") program. The ERM program is designed to identify and facilitate the management of significant and emerging risks facing the Company. The Board is responsible for satisfying itself, in its oversight role, that the risk management processes designed and implemented by the Company's management are functioning as intended, and that necessary steps are taken to foster a culture of risk-adjusted decision making throughout the organization. The Board has delegated authority to its standing committees to manage various aspects of risk management, discussed below. The Board has empowered the Audit and Finance Committee to facilitate appropriate coordination among the Board's committees with respect to oversight of the Company's risk management. The Audit and Finance Committee meets on a periodic basis with management (and no less than annually) to discuss the Company's major risk exposures and policies and the steps management has taken to ensure appropriate processes are in place to identify, manage and control business risks.

RISK OVERSIGHT AT THE BOARD LEVEL

- Exercises its oversight responsibility for risk assessment and risk management directly and through its committees.
- Receives regular updates from its committees on individual areas of risk that fall within each committee's area of oversight and expertise.

KEY ASPECTS OF RISK OVERSIGHT AT THE COMMITTEE LEVEL

Audit and Finance Committee	Human Resources and Compensation Committee	Nominating and Governance Committee	Public Policy and Sustainability Committee
Financial and accounting risks Overall ERM program and the guidelines and policies that govern the process by which ERM is handled Information technology security (including cybersecurity) and technology risk management programs	Risks associated with compensation policies and practices for executive compensation and company-wide compensation practices generally Corporate culture and human capital risks, including management succession planning	Risks associated with corporate governance policies and practices and compliance with guidelines Board composition and Board succession matters CEO succession planning	Social and political risks and trends, including lobbying activities and political spending Operational health, safety and environmental risks Corporate social responsibility and sustainability programs

Corporate Responsibility and Sustainability Oversight

Our Board regularly reviews trends in corporate governance and sustainability best practices, changing regulatory requirements and feedback from our shareholders to evolve our corporate responsibility and sustainability programs and practices in ways that the Board believes are in the best interest of Phillips 66 and its shareholders. Recognizing the growing importance of sustainable business practices, the Board expanded the remit of the public policy committee in 2020 and named it the Public Policy and Sustainability Committee ("PPSC"). The Board expanded the committee's oversight responsibilities to include the Company's sustainability programs and initiatives that support a lower-carbon future. In furtherance of our commitment to help the world address climate change, the Board and the PPSC jointly oversee climate-related risks and opportunities to our business, and the PPSC regularly receives updates on management's progress against our sustainability goals.

Human Capital Management Oversight

Our Board recognizes the importance of our human capital practices in creating value and supporting our vision. The ability of Phillips 66 to attract, retain and develop high-performing employees, and create a workplace where they can innovate and thrive, is an integral part of our competitive strategy to drive long-term value and mitigate risk. Through its committees, the Board routinely engages with senior leadership on matters such as succession planning, retention and turnover, workplace culture, and inclusion and diversity.

The Board’s engagement across the breadth of human capital management topics, including its oversight of our Human Capital Management Report, demonstrates the value Phillips 66 places on our people. Results of employee surveys and metrics on talent and diversity initiatives are reviewed by the Board on a regular basis. Board members also periodically visit our sites and meet with employees to stay connected to our corporate culture.

Each Board committee collaborates with senior leadership to stay informed, measure progress against goals, identify potential risks and develop meaningful solutions for the components of human capital management that are within their purview. For example, certain human capital metrics have been and continue to be measured, reviewed and managed as part of our compensation program and are discussed by the Compensation Committee in its regular meetings.

Succession Oversight

Management succession planning is critical to ensuring business continuity and performance. Our Compensation Committee has responsibility to oversee our management succession planning and the Nominating and Governance Committee oversees CEO succession planning. Our succession planning activities include sessions with executives to monitor and guide leadership development for our executive leadership team. The Compensation Committee provides the oversight necessary to ensure we develop corporate leaders who are prepared for their roles in both the ordinary course of business and in unexpected circumstances.

MEETINGS AND ATTENDANCE

Board Meetings


At Least
75%
Attendance

The Board of Directors met seven times in 2022. All of our directors attended more than 75% of the meetings of the Board and committees on which they served. Recognizing that director attendance at the Company's annual meeting can provide the Company's shareholders with an opportunity to communicate with the directors about issues affecting the Company, the Company actively encourages directors to attend the annual meetings of shareholders. All of our directors then serving attended our 2022 Annual Meeting.

Executive Sessions

The independent directors hold regularly scheduled executive sessions of the Board and its committees without Company management present. These executive sessions are chaired by the Lead Director at Board meetings or by the committee chairs at committee meetings.

BOARD EDUCATION

Our Board recognizes the need to stay informed about current developments that affect the Company and the role of the Board and individual directors. Accordingly, the Board and each committee regularly receive educational updates from internal and third-party subject matter experts on a variety of topics, including legal and regulatory changes, governance practices, sustainability practices, cybersecurity and political activity. Our director onboarding program includes an intensive two-day immersion into the Company's business at the Company's headquarters, including a detailed review of each business segment, sustainability programs and human capital management practices, as well as the Board's expectations of each director. At meetings throughout the year, board members also have opportunities to meet informally with members of management and high performers to learn more about our business.

RELATED PERSON TRANSACTIONS

Our Code of Business Ethics and Conduct requires all directors and executive officers to promptly report any transactions or relationships that reasonably could be expected to constitute a related person transaction under Item 404 of Regulation S-K. The transaction or relationship is reviewed by the Company's management and the appropriate committee of the Board to ensure that it does not constitute a conflict of interest and is appropriately disclosed.

Additionally, the Nominating and Governance Committee conducts an annual review of any related person transactions between each director, their family members and controlled entities and the Company and its subsidiaries in making recommendations to the Board regarding the continued independence of each director. Since January 1, 2022, there have been no related person transactions (as defined under Item 404 of Regulation S-K) in which the Company or a subsidiary was a participant and in which any director, director nominee, executive officer, a greater than 5% beneficial owner of the Company at the time of the applicable transaction, or any of their immediate family members had a direct or indirect material interest.

The Nominating and Governance Committee also considered relationships that, while not constituting related person transactions where a director had a direct or indirect material interest, nonetheless involved transactions between the Company and an organization with which a director is affiliated, either directly or as a partner, shareholder or officer. The Nominating and Governance Committee determined that there were no transactions impairing the independence of any member of the Board, excluding Messrs. Garland and Lashier.

Director Compensation

OBJECTIVES AND PRINCIPLES

Compensation for non-employee directors is reviewed annually by the Nominating and Governance Committee and set by action of the Board. The Nominating and Governance Committee may from time to time receive the assistance of a third-party consultant in reviewing director compensation, as it deems advisable.

The director compensation program provides a competitive package that enables the Board to attract and retain highly skilled individuals that possess the talent and skills required to oversee a complex, multinational corporation. The Board seeks to provide sufficient flexibility in the form of payment to meet individual needs while ensuring that a substantial portion of director compensation is linked to the long-term success of the Company. In furtherance of our commitment to be a socially responsible member of the communities in which we operate, the Board also extends the Phillips 66 matching gift program to charitable contributions made by our directors.

The primary elements of our non-employee director compensation program are equity compensation and cash compensation.


NON-EMPLOYEE DIRECTOR COMPENSATION
$125,000
Annual Cash
Compensation
38%
$200,000
Annual Equity
Compensation
62%
ADDITIONAL ANNUAL CASH COMPENSATION
Lead Director
$50,000
Audit and Finance Committee Chair
$25,000
Human Resources and Compensation Committee Chair
$25,000
Nominating and Governance Committee Chair, Public Policy and Sustainability Committee Chair and Executive Committee Chair
$20,000
Audit and Finance Committee Members
$10,000
Human Resources and Compensation Committee Members
$10,000

Equity Compensation

In 2022, each non-employee director received a grant of RSUs with an aggregate value of $200,000 on the date of grant. Restrictions on the units issued to a non-employee director will lapse in the event of retirement, disability, death, or a change of control, unless the director has elected to receive the underlying shares after an earlier stated period of time. Directors forfeit the units if, prior to the lapse of restrictions, the Board finds sufficient cause for forfeiture (although no such finding can be made after a change in control). Before the restrictions lapse, directors cannot sell or otherwise transfer the units, but the units are credited with dividend equivalents in the form of additional RSUs. When restrictions lapse, directors will receive unrestricted shares of Company stock as settlement of the RSUs.

Cash Compensation

In 2022, each non-employee director received $125,000 in cash compensation for service as a director. Non-employee directors serving in specified committee or leadership positions also received additional cash compensation as indicated in the chart above.

The total annual cash compensation is payable in monthly cash installments. Directors may elect, on an annual basis, to receive all or part of their cash compensation in unrestricted stock or in RSUs (such unrestricted stock or RSUs are issued on the first business day of the month and valued using the average of the high and low prices of Phillips 66 common stock as reported on the NYSE on such date), or to have the amount credited to the director's deferred compensation account as described below. The RSUs issued in lieu of cash compensation are subject to the same restrictions as the annual RSUs described above.

Deferral of Compensation

Non-employee directors can elect to defer their cash compensation under the Phillips 66 Deferred Compensation Program for Non-Employee Directors (the "Director Deferral Plan"). Deferred amounts are deemed to be invested in various mutual funds and similar investment choices (including Phillips 66 common stock) selected by the director from a list of available investment choices. Amounts deferred under the Director Deferral Plan may be funded through a grantor trust designed for this purpose.

Directors' Matching Gift Program

All active and retired non-employee directors are eligible to participate in the Directors' Annual Matching Gift Program. This program provides a dollar-for-dollar match of gifts of cash or securities, up to an annual maximum of $15,000 per donor for active directors and $7,500 per donor for retired directors, to charities and educational institutions (excluding certain religious, political, fraternal, or collegiate athletic organizations) that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code ("IRC") or meet similar requirements under the applicable law of other countries. These matching contributions are reflected in the "All Other Compensation" column of the *Director Compensation Table*.

Other Compensation

The Board believes that it is important for significant others of directors and executives to attend certain meetings to enhance the collegiality of the Board. The cost of such attendance is treated by the Internal Revenue Service as income and is taxable to the recipient. The Company reimburses directors for the cost of resulting income taxes. These reimbursements are reflected in the "All Other Compensation" column of the *Director Compensation Table*.

Stock Ownership

Each director is expected to own an amount of Company stock with a value equal to at least the aggregate value of the annual equity grants during their first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. Shares of stock owned outright, Restricted Stock and RSUs, including deferred stock units, may be counted in satisfying the stock ownership guidelines.

All directors are in compliance, or are on track to comply, with the stock ownership guidelines.

DIRECTOR COMPENSATION TABLE

The Nominating and Governance Committee benchmarks non-employee director compensation design and pay levels against Phillips 66's compensation peer companies. The Nominating and Governance Committee targets the median of this peer group for all elements of non-employee director compensation.

The following table summarizes the compensation for our non-employee directors in 2022 (for compensation paid to our employee directors, Messrs. Garland and Lashier, please see *Executive Compensation Tables*).

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Gary K. Adams	135,000	200,010	49,954	384,964
Julie L. Bushman	135,000	200,010	—	335,010
Lisa A. Davis	135,000	200,010	16,172	351,182
Gregory J. Hayes	63,508	94,091	—	157,599
Charles M. Holley	135,000	200,010	—	335,010
John E. Lowe	150,000	200,010	78	350,088
Denise L. Ramos	155,000	200,010	—	355,010
Denise R. Singleton	135,000	200,010	39,089	374,099
Douglas T. Terreson	135,000	200,010	16,999	352,009
Glenn F. Tilton	205,000	200,010	15,250	420,260
Marna C. Whittington	150,000	200,010	24,220	374,230

(1) Reflects base cash compensation of $125,000 payable to each non-employee director and additional cash compensation payable to directors serving in specified committee positions as described on page 34. Amounts shown include any amounts that were voluntarily deferred to the Director Deferral Plan or received in Phillips 66 common stock or RSUs in lieu of cash. Mr. Hayes was elected to the Board on July 12, 2022 and his compensation was prorated for the year.

(2) Amounts represent the grant date fair market value of RSUs. Pursuant to our non-employee director compensation program, non-employee directors received a 2022 grant of RSUs with an aggregate value of $200,000 on the date of grant, based on the average of the high and low prices for Phillips 66 common stock as reported on the NYSE on the grant date. These grants are made in whole shares with fractional share amounts rounded up, resulting in shares with a value of $200,010 being granted on January 14, 2022 for our non-employee directors other than Mr. Hayes. Mr. Hayes joined the Board on July 12, 2012 and received a prorated award of RSUs with a grant date fair market value of $94,091, based on the average of the high and low prices for Phillips 66 common stock as reported on the NYSE on the grant date.

(3) All Other Compensation is made up primarily of certain gifts by directors to charities and educational institutions under our Matching Gifts Program (Mr. Adams $15,000; Ms. Davis $15,000; Ms. Singleton $15,000; Mr. Terreson $15,000; Mr. Tilton $15,000; and Dr. Whittington $15,000). For active directors, the program matches up to $15,000 with regard to each program year. The amounts shown reflect the actual payments made by us in 2022. All Other Compensation also includes the aggregate incremental cost to the Company for flights from Board meetings when a director requests to be dropped off at a different location for personal reasons, and tax assistance when we request family members or other guests to accompany a director to a Company function (and, as a result, the director incurs imputed income).

PROPOSAL 2



Management Proposal to Approve the Declassification of the Board

The Board recommends that you vote **"FOR"** the proposal to declassify the Board of Directors.

Currently, the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Company provides for a staggered Board, divided into three classes of directors, with each class elected for a three-year term.

After considering the advantages and disadvantages of declassification, including input from our shareholders, the Board continues to believe that it is in the best interests of the Company and its shareholders to amend the Certificate of Incorporation and the By-Laws of the Company to declassify the Board over the next three years. This will result in a fully declassified Board by the 2026 Annual Meeting of Shareholders.

The Board recommends that you vote FOR the proposal to amend the certificate of incorporation to declassify the Board of Directors.

The affirmative vote of the holders of 80% of the outstanding shares of stock entitled to vote is required to approve this proposal. We submitted this proposal in 2015, 2016, 2018 and 2021, and, while it received significant support, it did not receive the 80% vote required for adoption. Because brokers may not cast a vote on this proposal without your instruction, it is very important that you vote your shares.

The proposed amendment to the Certificate of Incorporation would eliminate the classification of the Board over a three-year period and provide for the annual election of all directors beginning at the 2026 Annual Meeting of Shareholders. The proposed amendment to the Certificate of Incorporation would become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which the Company would file promptly following the Annual Meeting if our shareholders approve the amendment. Board declassification would be phased-in over a three-year period, beginning at the 2024 Annual Meeting of Shareholders, as follows:

- Nominees at this Annual Meeting will be elected to serve a three-year term ending at the 2026 Annual Meeting.
- Directors whose terms end at the 2024 Annual Meeting will continue to serve until that meeting. At the 2024 Annual Meeting, they will be elected for one-year terms ending at the 2025 Annual Meeting.
- Directors whose terms end at the 2025 Annual Meeting will be elected for one-year terms ending at the 2026 Annual Meeting.
- At the 2026 Annual Meeting, all nominees presented for election to the Board at the 2026 Annual Meeting will be elected to one-year terms.

Beginning with the 2026 annual meeting of shareholders, all directors will stand for election at each annual meeting of shareholders for a one-year term expiring at the subsequent annual meeting of shareholders. The proposed amendment does not change the present number of directors or the Board's authority to change that number and to fill any vacancies or newly created directorships. While the declassification of our Board is being phased in, any director selected to fill a vacancy on the Board will serve for the same term as the remainder of the class to which the director is elected

Delaware law provides, unless otherwise addressed in the certificate of incorporation, that members of a board that is classified may be removed only for cause. The proposed amendment provides that, once the Board is fully declassified as of the 2026 Annual Meeting of Shareholders, directors may be removed with or without cause. Before that time, directors serving in a class elected at any annual meeting held from 2021 through 2023 may be removed only for cause. Directors elected for a one-year term at each annual meeting between 2024 through 2025 may be removed with or without cause.

The proposed Certificate of Amendment to the Certificate of Incorporation is included in this Proxy Statement as Appendix A. If our shareholders approve the proposed amendment to the Certificate of Incorporation, the Board will make certain conforming changes to the Company's By-Laws.

PROPOSAL 3



Advisory Approval of Executive Compensation

The Board recommends that you vote **"FOR"** the advisory approval of the compensation of the Company's named executive officers.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, shareholders are being asked to vote on the following advisory (non-binding) resolution:

> RESOLVED, that the shareholders approve the compensation of Phillips 66's Named Executive Officers (NEOs) as described in this Proxy Statement in the *Compensation Discussion and Analysis* section and in the *Executive Compensation Tables* (together with the accompanying narrative disclosures).

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

As required by SEC rules, Phillips 66 is providing shareholders with the opportunity to vote on an advisory, non-binding resolution, commonly known as "Say-on-Pay," considering approval of the compensation of its NEOs. We currently provide our shareholders the opportunity to vote on this proposal annually. Our next vote to determine the frequency with which we will provide Say-on-Pay votes is expected to take place in 2025.

The Compensation Committee, which is responsible for the compensation of our Chairman, CEO and executive officers, oversees the development of compensation programs designed to attract, retain and motivate executives who enable us to achieve our strategic and financial goals. The *Compensation Discussion and Analysis* and the *Executive Compensation Tables*, together with the accompanying narrative disclosures, allow you to view the trends in compensation and application of our compensation philosophies and practices for the years presented.

The Board believes that the Phillips 66 executive compensation programs align the interests of our executives with those of our shareholders. Our compensation programs are guided by the philosophy that the Company's ability to provide value is driven by superior individual performance. The Board believes that a company must offer competitive compensation to attract and retain experienced, talented and motivated employees. In addition, the Board believes employees in leadership roles within the organization are motivated to perform at their highest levels when performance-based pay represents a significant portion of their compensation. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are aligned with Company and individual performance, are appropriate in value, and have benefited the Company and its shareholders.

Because your vote is advisory, it will not be binding upon the Board. Nevertheless, the Compensation Committee and the Board will consider the outcome of the vote when evaluating future executive compensation arrangements. However, votes for or against our compensation programs will not necessarily inform the Compensation Committee and the Board about which elements of those programs shareholders approve or disapprove. For this reason, the Board encourages shareholders to engage with us to allow the Compensation Committee to understand shareholders' views and consider that feedback when making decisions.

Compensation Discussion and Analysis

Table of Contents

Our Named Executive Officers ("NEOs") for 2022 were:



Mark Lashier
President and
Chief Executive Officer



Greg Garland
Executive Chairman and
former Chief Executive Officer



Kevin Mitchell
Executive Vice President
and Chief Financial Officer



Vanessa Allen Sutherland
Executive Vice President,
Government Affairs, General
Counsel & Corporate Secretary



Brian Mandell
Executive Vice President,
Marketing & Commercial



Tim Roberts
Executive Vice President,
Midstream & Chemicals

EXECUTIVE SUMMARY

Our Approach to Executive Compensation

Since our inception in 2012, we have maintained the same clear objectives which are reflected throughout our approach to compensation. Our people are committed to achieving the highest standards of performance and safety while executing a corporate strategy focused on generating returns and growing distributions in a competitive and sustainable way. As a result of our foundational operating excellence, we have built a company that demonstrates resilience during turbulent times and maximizes value capture in favorable market conditions.

Consistent with our philosophy that executive compensation should be linked to Company performance and directly aligned with shareholder value creation, a significant portion of NEO compensation is at risk and based on performance metrics aligned with the execution of our corporate strategy.



"Our executive compensation programs, which are linked to our strategy, align pay and performance, and help us attract and retain executives. The thoughtful approach we bring to our compensation program was crucial as we implemented our succession planning and leadership transition efforts, in an effort to ensure we have the right leaders in place and that they are properly incentivized to pursue our strategic goals."

– Marna Whittington, Chair, Human Resources and Compensation Committee

Recent Leadership Transitions

The Company's executive leadership team evolved in 2022, with seven members of the 12-member leadership team taking on new or restructured roles and the hiring of two new members from outside of the organization. These changes included the planned succession of Greg Garland, who stepped down as Chief Executive Officer on July 1, 2022 after 10 years of leading the Company. At that time, Mr. Garland was appointed to serve as the Executive Chairman of the Board until his planned retirement in 2024. Mark Lashier, who previously served as our President and Chief Operating Officer since April 2021, assumed the President and Chief Executive Officer role on July 1, 2022. Mr. Lashier has a long history with the Company, having started his career at Phillips Petroleum Company more than 30 years ago and having previously served as President and Chief Executive Officer of CPChem from 2017 to 2021. The Board believes that Mr. Lashier is the right leader at a critical time in the Company's history. The Board selected him for this role based on his exceptional leadership experience, his significant expertise in the industry, and his ability to motivate others to achieve the Company's goals. The roles of Chief Executive Officer, Executive Chairman, and Lead Independent Director are discussed in greater detail under *Board Leadership Structure* on page 25.



Greg Garland

Chairman & CEO,
March 2012 – June 2022

Executive Chairman, July 2022

Qualifications include: industry leadership in safety, reliability and environmental stewardship and pioneering disciplined capital allocation in the energy business



Mark Lashier

President & COO,
April 2021 – June 2022

President & CEO, July 2022

Qualifications include: more than 30 years of experience in the energy and petrochemicals industry, track record of managerial success and demonstrated ability to lead

COMPENSATION COMMITTEE'S COMPENSATION DECISIONS FOR MR. LASHIER AS CEO

- Increase in base salary to $1,500,000
- Target opportunity under the Variable Cash Incentive Program ("VCIP") increased from 110% to 150% of base salary (prorated for the time he spent in each position in 2022), with actual payouts, if any, to be based on performance relative to the performance goals established under the VCIP
- 2022 long-term incentive ("LTI") award target of $8,970,417 in the form of restricted stock units ("RSUs"), stock options, and performance share plan ("PSP")
- Supplemental LTI grants of $2,466,667 comprised of $462,500 in the form of RSUs, $462,500 in the form of stock options, and $1,541,667 in performance shares for the 2022-2024 PSP, which grant was intended to adjust Mr. Lashier's 2022 LTI award commensurate with his promotion, as his initial LTI grant was awarded based on his prior position of President and COO

COMPENSATION COMMITTEE'S COMPENSATION DECISIONS FOR MR. GARLAND AS EXECUTIVE CHAIRMAN

- Base salary of $1,000,000, reduced from $1,675,008
- Target opportunity under the VCIP remained at 160% of base salary, with actual payouts, if any, to be based on performance relative to the performance goals established under the VCIP
- Reduction in LTI target from $12,562,500 to $7,500,000 in the form of 25% RSUs, 25% stock options, and 50% PSP
- Total target direct compensation reduced from $16.9 million to $10.1 million

Mr. Garland's overall level of compensation for 2022 reflected his service as CEO until July and his continued leadership throughout the remainder of the year pursuant to the CEO transition plan, including his responsibilities as Executive Chairman.

MAKE-WHOLE EQUITY GRANT FOR VANESSA ALLEN SUTHERLAND

Vanessa Allen Sutherland joined the Company in January 2022 as our Executive Vice President, Government Affairs, General Counsel and Corporate Secretary. Ms. Sutherland received a sign-on RSU award valued at approximately $3.0 million in order to replace equity forfeited by Ms. Sutherland when she left her former employer. These RSUs are supplemental to her normal annual compensation package. The RSUs vest on the third anniversary of the grant date and are reflected in the "Stock Awards" column of the Summary Compensation Table.

Shareholder Engagement on 2022 Say-on-Pay Vote Outcome



"2022 was an important year for the Compensation Committee in terms of demonstrating our responsiveness to shareholder feedback regarding our recent executive compensation program changes. I greatly valued opportunities I had to hear directly from our shareholders, and shareholder insights from our engagement program are brought back to the full Board. We are proud to share that the feedback we received in recent months has been overwhelmingly positive."

– Glenn Tilton, Lead Independent Director & Member, Human Resources and Compensation Committee

2022 Say-on-Pay Outcome and Engagement Efforts

The Compensation Committee implemented a set of compensation program changes for 2022, following extensive discussions with shareholders in 2021. We were pleased to see the solid shareholder support of our 2022 say-on-pay vote, which received support from 88% of votes cast.

We continued our robust shareholder engagement program following the 2022 Annual Meeting to solicit further feedback from our shareholders on executive compensation and a variety of ESG-related topics, and are pleased to share that the feedback related to executive compensation was overwhelmingly positive in light of our recent compensation program improvements and disclosure enhancements. Shareholders were particularly supportive of our recent changes to our performance-based programs (PSP and VCIP) and disclosure enhancements, which were directly informed by prior shareholder feedback.

2022 Shareholder Engagement by the Numbers

57%	47%	26%
of shares outstanding contacted	of shares outstanding engaged	of shares outstanding engaged with Lead Independent Director

Taking Action in Response to Investor Feedback

In last year's proxy statement, we disclosed a series of changes to our executive compensation program to directly address feedback we heard from shareholders. The table below details the responsive actions we have taken over the last two years.

		What We Heard	Actions Taken in Response	Year of Implementation
Variable Cash Incentive Program (VCIP)	**Individual VCIP Modifier**	• Individual VCIP modifier allows for too much discretion	• Removed positive individual performance modifier from VCIP for all executive officers	2021
	Disclosure of Rigorous Performance Goals & Metric Selection	• Explain how performance goals are set each year to ensure goals remain rigorous even if targets decrease on absolute terms • Provide more explanation around the weighting and selection of VCIP metrics and rationale for payouts	• Enhanced disclosures on goal setting, particularly where targets decrease on a year-over-year basis • Enhanced disclosures of the weighting and selection of VCIP metrics and the rationale for payouts	2021 2021
Performance Share Program (PSP)	**Consider Absolute TSR**	• Relative TSR drives 50% of the PSP, but there is no cap on payouts in the event of negative absolute TSR performance	• Capped payout at 100% on the TSR portion of PSP if absolute TSR is negative	2021
	Rigor of Relative TSR Goal	• Relative TSR pays at target for median performance	• Required performance above the 50th percentile relative to peer group to achieve target payout	**PSP 2022 - 2024**
	Adjustments to Metrics	• Limited disclosure of rationale for significant ROCE adjustment in FY 2020	• Enhanced disclosures of rationale for any adjustments to results	2021
Peer Groups	**Selection & Rationale**	• Provide more explanation for the use of two peer groups and how the peers are determined	• Enhanced disclosure about the peer group utilization and peer selection	2021

EXECUTIVE COMPENSATION PROGRAM SUMMARY

Due to our use of performance- and equity-based awards, the compensation realized by our executives is directly linked to our performance. In order for NEOs to earn and sustain competitive compensation, the Company must meet its strategic objectives, perform well relative to peers, and deliver market-competitive returns to shareholders.

Compensation Program Mix

The CEO's target compensation mix is 89% at risk and 71% performance based. Based on its evaluation of performance, the Compensation Committee has authority to reduce, and even award nothing for, the performance-based payouts. Stock options can expire with zero value if the Company stock price does not appreciate above the grant date price over the 10-year term of the options. RSUs may lose value depending on stock price performance. The average target mix for the other NEOs is 82% at risk and 66% performance based. Further, LTI awards make up 72% of the CEO and 66% of other NEOs target compensation mix. The target mix of the compensation program for the CEO and other NEOs is shown below. The charts outline the relative size, in percentage terms, of each element of the 2022 annualized target compensation.



Key Elements of Pay	CEO	Other NEOs[2]	Delivered via	Performance Drivers and Weightings
Base Salary	11%	18%	Cash	• Annual fixed cash compensation to attract and retain NEOs
Annual Incentive	17%	16%	Variable Cash Incentive Program (VCIP)	**50% Operational Sustainability** • Safety & Operating Excellence (25%) • Environment (15%) • High-Performing Organization (10%) **50% Financial Sustainability** • Adjusted VCIP EBITDA[1] (40%) • Adjusted Controllable Costs[1] (10%)
Long-Term Incentives	72%	66%	Performance Share Program (PSP) **50% of LTI Target** 3-year performance period	• Adjusted PSP ROCE[1] (50%) • Relative TSR (50%)
			Stock Option Program[3] **25% of LTI Target** 3-year ratable vesting period	• Long-term stock price appreciation
			Restricted Stock Unit (RSU) Program **25% of LTI Target** 3-year cliff vesting	• Long-term stock price appreciation

At-Risk
Performance-Based

[1] Adjusted VCIP EBITDA, Adjusted Controllable Costs and Adjusted PSP ROCE are non-GAAP financial measures. See Appendix B for reconciliations to the nearest GAAP financial measures.

[2] Excludes Mr. Garland as his compensation as Executive Chairman materially differs from the other NEOs. Mr. Garland's 2022 target compensation mix as Executive Chairman was 10% base salary, 15% annual incentive, and 75% long-term incentives.

[3] The Compensation Committee believes that stock options are inherently performance based, as options have no initial value and grantees only realize benefits if the value of our stock increases after the date of grant.

2022 Operating, Financial and Company Highlights that Impacted Pay Outcomes

We improved our performance in 2022 across a range of operating and financial performance measures. These results reflect our management team's ongoing efforts and strategic decisions to navigate the wide range of macroeconomic and geopolitical challenges of the past few years. We are proud to have maintained our industry-leading personal safety performance in 2022, with injury rates among the best in Company history as we tied our best-ever Tier 1 and Tier 2 combined process safety event rate of 0.13. Additionally, improved market conditions and our maintained focus on operating excellence led to significant improvements in financial performance in 2022.

Our 2022 results are built upon our sustained operating and financial performance over prior years. Our total shareholder return since inception reflects the cyclical nature of our industry and the resilience of our business over the long term. Our diversified, integrated portfolio provides us with the ability to maximize value throughout the commodity cycles.

Operating Performance



COMBINED TOTAL RECORDABLE RATE (TRR)
0.11
0.35
0.12
0.32
0.11
2020
2021
2022
Phillips 66
Industry Average



TIER 1 AND 2 PROCESS SAFETY EVENT RATE
0.14
0.18
0.13
0.25
0.13
2020
2021
2022
Phillips 66
Industry Average

Financial Performance



NET INCOME (LOSS)
($MM)
(3,714)
1,594
11,391
2020
2021
2022



ADJUSTED VCIP EBITDA(1)
($MM)
2,006
5,921
15,090
2020
2021
2022



ADJUSTED PSP ROCE(1)
(%)
0.8%
8.5%
24.5%
2020
2021
2022



TOTAL SHAREHOLDER RETURN(2)
PSX +351%
S&P 100 +234%
Peers(2) +255%
400
350
300
250
200
150
100
50
0
-50
May-12
May-13
May-14
May-15
May-16
May-17
May-18
May-19
May-20
May-21
Dec-22

(1) Adjusted VCIP EBITDA and Adjusted PSP ROCE are non-GAAP financial measures. See Appendix B for reconciliations to GAAP.

(2) Presented on a simple average basis using the 2022 Performance Peer Group. Dividends assumed to be reinvested in stock. Phillips 66 common stock initiated trading on the NYSE in May 2012. Source: Bloomberg.

Company Highlights



Achieve Operating Excellence

Prioritizing safety, environmental stewardship, sustainability, reliability and cost efficiency while protecting shareholder value

- Tied best-ever Tier 1 and 2 process safety event rate
- Expanded Greenhouse Gas emissions reduction targets to include a 2050 emissions intensity reduction target for Scope 1 and Scope 2 emissions
- Recognized by American Fuel and Petrochemical Manufacturers for exemplary safety performance
- Awarded American Petroleum Institute's large operator Distinguished Pipeline Safety Award for the second consecutive year



Drive Disciplined Growth

Enhancing our portfolio by growing our integrated Midstream and Chemicals businesses, as well as executing our returns-focused lower-carbon strategy

- Completed the acquisition of Phillips 66 Partners, LP
- Increased ownership and integration of DCP Midstream to enhance our wellhead-to-market strategy
- Reached a final investment decision to convert our San Francisco Refinery into one of the world's largest renewable fuels facilities
- Reached a final investment decision at CPChem, our 50-50 joint venture, in early 2023 for the construction of two world-scale petrochemical facilities that are expected to be self-funded



Deliver Shareholder Returns

Rewarding shareholders through continued dividend growth and share repurchases

- Increased the dividend by 5% in May 2022 and returned $1.8 billion in dividends to shareholders in 2022
- Resumed share repurchases in the second quarter and repurchased $1.5 billion of shares in 2022
- Authorized a $5 billion increase to the share repurchase authorization in November 2022
- Announced a target to return $10 billion to $12 billion to shareholders through dividends and share repurchases between July 2022 and year-end 2024



Maintain Financial Strength & Flexibility

Maintaining financial strength and disciplined capital allocation strategy to enhance resiliency

- Generated $10.8 billion of operating cash flow
- Ended the year with a cash balance of $6.1 billion
- Paid down $2.4 billion of debt and ended the year with a net-debt-to-capital ratio of 24%
- Implemented Business Transformation initiative to sustainably lower our cost structure, and captured a run-rate savings in excess of $500 million by year-end



Cultivate a High-Performing Organization

Building capability, pursuing excellence, and doing the right thing

- Responded to employee feedback by enhancing workplace benefits
- Contributed $27 million to support the communities where we operate and donated over $7 million through matching gifts and volunteer grant programs
- Logged 88,000 employee volunteer hours
- Received six external top employer recognition awards as a great place to work

2022 Performance-Based Compensation Outcomes

2020-2022 PSP Payout

Our PSP awards directly link our performance on an absolute and relative basis to the experience of our shareholders. The 2020-2022 PSP results reflected the dynamic nature of our business over the performance period, with a challenging economic environment early in the period offset by favorable market conditions and strong results in 2022. Ultimately, performance over the 2020-2022 PSP performance period resulted in a payout of 100% of target, as absolute non-GAAP Adjusted PSP ROCE performance was above maximum, and our relative TSR performance was below threshold.

2020 - 2022 PSP Metrics and Weightings	Performance Result	Weight	Payout
Adjusted Return on Capital Employed (50% Weighting)[(1)] Adjusted PSP ROCE performance above maximum	**Above Maximum**	50%	**200%**
Total Shareholder Return (50% Weighting) Relative TSR performance below threshold	**Below Threshold**	50%	**0%**
Total 2020 - 2022 PSP Payout			**100%**

(1) Adjusted PSP ROCE is a non-GAAP financial measure. See Appendix B for a reconciliation to the nearest GAAP financial measure.

2022 VCIP Payout

In 2022, we remained focused on our financial and operational performance while pursuing a variety of lower-carbon priorities aligned with our long-term strategy. Overall payout of the 2022 VCIP reflected our strong operational and financial performance across our established metrics. The individual performance modifier for all executive officers was removed beginning in 2021 based on shareholder feedback. No additional compensation above the formulaic payout was delivered.

Our financial and operational performance in 2022 resulted in a payout of 166% of target for our 2022 VCIP due to strong results across most metrics, particularly Safety & Operating Excellence and non-GAAP Adjusted VCIP EBITDA. Non-GAAP Adjusted Controllable Costs was the only metric to pay out below target.


Payout
2022 VCIP Metrics and Weightings
Threshold
Target
100% Payout
Maximum
200% Payout
Operational Sustainability Metrics (50% Weighting)
Safety & Operating Excellence (25%)
Environment (15%)
High-Performing Organization (10%)
Financial Sustainability Metrics (50% Weighting)
Adjusted Controllable Costs (10%)(1)
Adjusted VCIP EBITDA (40%)(1)
166%
VCIP Payout

(1) Adjusted Controllable Costs and Adjusted VCIP EBITDA are non-GAAP financial measures. See Appendix B for a reconciliation to the nearest GAAP financial measures.

For more details regarding the Company's performance relative to the 2022 VCIP performance metrics, see *Variable Cash Incentive Program (VCIP) - 2022 Payout* beginning on page 57, and for more details regarding the 2020-2022 PSP payout, see *Performance Share Program 2020 - 2022 Payout* on page 51.

EXECUTIVE COMPENSATION PROGRAM DETAILS

Total Rewards Philosophy and Guiding Principles

Our executive compensation program is built upon the company-wide Total Rewards Philosophy and Guiding Principles, which are aligned with our corporate vision, strategy and values. The Compensation Committee regularly reviews our Philosophy and Guiding Principles. Our programs are designed to attract, retain, develop and reward a high-performing workforce to successfully execute our corporate strategy by:

- Compensating all employees equitably regardless of race, gender, or other personal characteristics
- Paying for performance and driving the actions and behaviors of our employees, consistent with shareholder value creation, prudent risk-taking and a long-term perspective
- Providing competitive total compensation aligned with market practice
- Responding to the priorities of our evolving workforce



"Our compensation program is an outgrowth of our Company's business strategy, values and culture. As we cultivate a high-performing organization, we are working to meet the world's growing energy needs and ensure that all of our team members can reach their full potential. These are the building blocks for financial results that translate into shareholder returns."

– Sonya Reed, SVP, Chief Human Resources Officer

2022 Target-Setting Methodology

The Compensation Committee establishes targets and goals that demand strong performance relative to peers, are aligned with corporate strategy, and protect and create shareholder value. In addition, our compensation program is used to educate, reinforce and focus our employees on areas important to key stakeholders — shareholders, customers, directors, management and our local communities.

Our target-setting process reflects changes in our operational and financial environment, so targets may vary year-over-year and relative to prior year performance while still representing a comparable level of challenge for our executive team.

EMPHASIZING THE IMPORTANCE OF RETURNS – EMBEDDING WACC IN OUR TARGET SETTING PROCESS

We use Weighted Average Cost of Capital (WACC) as part of our target-setting for the VCIP to set the non-GAAP Adjusted VCIP EBITDA targets and in our PSP to set the non-GAAP Adjusted PSP ROCE targets. WACC represents our blended cost of capital across our businesses. Results above our WACC reflect the ability of our executives to effectively manage capital and capture market opportunities, which results in value creation for our shareholders. Our executives must deliver results that are at least 1.5 percentage points above our WACC to receive a target payout for either the non-GAAP Adjusted VCIP EBITDA metric or the non-GAAP Adjusted PSP ROCE metric.



"Our anchoring of metrics used in our compensation program around the company's WACC reflects the Compensation Committee's commitment to upholding shareholder value creation principles. This metric provides a point of reference to incentivize our executives throughout changing macroeconomic environments and strategic business needs."

– Lisa Davis, Member, Human Resources and Compensation Committee

Elements of Executive Compensation

Base Salary

% OF TARGET COMPENSATION


CEO
11%
Other NEOs
18%

Base salary is designed to provide a competitive and fixed rate of pay recognizing employees' different levels of responsibility and performance. As the majority of our NEO compensation is performance based and tied to long-term programs, base salary represents a less significant component of total compensation.

Below is a summary of the annualized base salary for each NEO for 2022. In making salary decisions in 2022, the Compensation Committee considered factors including, but not limited to, the responsibility level for the position held by each NEO, market data from the compensation peer group for comparable roles, the individual's experience, expertise, and performance review, internal pay equity, and recent business results.

Because these amounts reflect each NEO's base salary as of the dates indicated, this information may vary from the information provided in the *Summary Compensation Table*, which reflects actual base salary earnings in 2022, including the effect of salary changes during the year.

Name	Salary as of 1/1/2022 ($)	Salary as of 12/31/2022 ($)
Mark Lashier	1,100,000	1,500,000
Greg Garland	1,675,008	1,000,000
Kevin Mitchell	903,432	961,704
Vanessa Allen Sutherland	—	750,000
Brian Mandell	750,000	820,050
Tim Roberts	887,424	940,226

Long-Term Incentives - 2022 Program Design

% OF TARGET COMPENSATION

CEO


72%

Other NEOs


66%


25%

Restricted Stock Units (RSUs)

The number of RSUs granted is determined based on the fair market value of Company stock on the date of grant. RSUs awarded to our NEOs in February 2022 cliff vest after three years. RSUs do not carry voting rights but do earn dividend equivalents during the vesting period.

RSUs are typically granted in February each year. The Compensation Committee assesses the individual performance of each NEO and based on that assessment, may adjust an award by up to +/–30% of the target amount at grant.


25%

Stock Options

These awards are inherently performance based, as the stock price must increase before the executive can realize any value. We believe stock options drive behaviors and actions that enhance long-term shareholder value.

Stock options are typically granted in February each year. The number of stock options awarded is calculated based on the Black-Scholes-Merton model. The exercise price of stock options is set at 100% of the fair market value of our common stock on the date of grant. Stock options granted to our NEOs in February 2022 vest ratably over a three-year period and have a ten-year term. Stock options do not have voting rights and are not entitled to receive dividends.


50%

Performance Share Program (PSP)

Each PSP has a three-year performance period, and therefore three overlapping PSPs are in progress at any given time. Programs in effect during 2022 were PSP 2020-2022, PSP 2021-2023, and PSP 2022-2024.

The target number of shares is determined by dividing the target value by the average of the stock's fair market value for the 20 trading days prior to the start of the performance period, less anticipated dividends during the performance period.

The Compensation Committee assesses the individual performance of each NEO and based on that assessment, may adjust an award by up to +/–30% of the target amount at grant. Performance adjustments to the number of target shares are applied at the beginning of the performance period, rather than the end, so that performance-adjusted compensation is subject to Company performance and market volatility throughout the performance period, aligning executive compensation with shareholder interests.

- Target shares may be adjusted during the performance period for promotions that occur during the performance period.
- Executives hired after the start of the performance period may receive prorated target shares in ongoing PSP cycles, at the discretion of the Compensation Committee, so that their interests are immediately aligned with the Company's long-term goals and shareholder interests.
- Awards under the PSP programs are denominated in shares but are paid in cash using the average stock fair market value for the last 20 trading days of the performance period.

Performance Share Program - Metrics and Targets

% OF TARGET COMPENSATION

CEO


36%

Other NEOs


33%

The performance metrics used for the 2020-2022 PSP are non-GAAP absolute adjusted return on capital employed (Adjusted PSP ROCE) and relative total shareholder return (TSR) based on a 20-trading day average closing price.

50%

Relative TSR

The Compensation Committee recognizes that relative TSR is the most common performance metric for comparisons to peers. Our performance is assessed as compared to our Performance Peer Group and the S&P 100 Index. Starting with the 2019-2021 PSP program, we added a cap on the portion of the PSP earned based on relative TSR if absolute TSR is negative. Additionally, starting with the 2022-2024 PSP program, the portion of the PSP earned based on relative TSR requires performance above the 50th percentile relative to the peer group to achieve a target payout (this is not reflected in the target listed below, which reflects the 2020-2022 PSP). We made these changes in response to shareholder input and in order to better align pay with corporate performance and shareholder experience.

Threshold	Above 10th percentile of Performance Peers
Target	50th percentile of Performance Peers
Maximum	Above 90th percentile of Performance Peers


50%

Adjusted PSP ROCE (non-GAAP)

The Compensation Committee considers Adjusted PSP ROCE an important measure of Company growth, shareholder value creation and overall performance.

Threshold	3.4% Delivers sustaining capital and dividend payments over 3-year performance period
Target	8.3% Delivers WACC +1.5% over 3-year performance period
Maximum	9.8% Delivers WACC +3.0% over 3-year performance period

Aligned with other peers' practices, we have historically adjusted ROCE for "special items" that are not representative of our underlying operating performance. The Compensation Committee carefully evaluates all such adjustments to understand the impacts the adjustment would have on compensation outcomes and how the item factored into the Company's operating and financial outcomes.

Performance Share Program – 2020 - 2022 Payout

The Compensation Committee considered the following results when approving the payout of the 2020-2022 PSP at 100% of target. The Compensation Committee certified the results of the 2020-2022 PSP in February 2023, and payout of the award is described further below and in the footnotes to the *Summary Compensation Table.*

2020 - 2022 PSP Metrics and Weightings	Performance Result	Weight	Payout
Adjusted Return on Capital Employed (50% Weighting)[1] Adjusted PSP ROCE performance above maximum	**Above Maximum**	50%	**200%**
Total Shareholder Return (50% Weighting) Relative TSR performance below threshold	**Below Threshold**	50%	**0%**
Total 2020 - 2022 PSP Payout			**100%**

(1) Adjusted PSP ROCE is a non-GAAP financial measure. See Appendix B for a reconciliation to the nearest GAAP financial measure.


Adjusted PSP ROCE Performance
Metric
Threshold (3.4%)
Target (8.3%)
Maximum (9.8%)
11.2%
Adjusted PSP ROCE


Relative TSR Performance
Median 25.3%
PSX 14 of 15

Performance Results

ADJUSTED RETURN ON CAPITAL EMPLOYED

- Non-GAAP Adjusted PSP ROCE paid out at a maximum of 200% of target as the average Adjusted PSP ROCE for the performance period of 11.2% exceeded the maximum performance level of 9.8%.

RELATIVE TOTAL SHAREHOLDER RETURN

- Our TSR performance of 4.5% was below the threshold level relative to our 15 peers, including 13 peer companies, the S&P 100 Index and Phillips 66. This resulted in a payout of 0% of target for relative TSR performance, weighted at 50% of the target 2020-2022 PSP award.

PSP Developments in 2022:

- ✔ Based on shareholder input and in order to create more challenging goals, starting with 2022-2024 PSP, we require relative TSR performance above the 50th percentile relative to the peer group to achieve a target payout
- ✔ For non-GAAP Adjusted PSP ROCE, the threshold achievement level is set at the historical average Adjusted PSP ROCE of 3.5% to cover sustaining capital and dividends
- ✔ Target and maximum achievement levels for non-GAAP Adjusted PSP ROCE is set at 1.5 and 3.0 percentage points above historical average WACC of 7%
- ✔ The historical average WACC is reviewed on an annual basis by senior management to determine if it needs to be adjusted for current market conditions

New PSP Developments in 2023:

- ✔ We narrowed the potential adjustment for target PSP award grants based on individual performance from +/-50% to +/-30%, which aligns with our RSU and Stock Option awards

Long-Term Incentives

The Compensation Committee considers individual performance when determining the target LTI to be granted to each of the NEOs. After considering individual achievements, the Compensation Committee approved the following LTI target award values for the NEOs for 2022. These values may not match the accounting values presented in the *Grants of Plan-Based Awards* table.

Name	2022-2024 PSP ($)	Stock Options ($)	RSUs ($)	Total Target[1] ($)
Mark Lashier	4,869,167	1,975,000	2,126,250	8,970,417
Greg Garland	5,000,000	2,500,000	2,500,000	10,000,000
Kevin Mitchell	2,493,472	1,038,947	1,246,736	4,779,155
Vanessa Allen Sutherland[2]	1,200,000	600,000	600,000	2,400,000
Brian Mandell	1,620,000	675,000	810,000	3,105,000
Tim Roberts	1,916,836	798,682	958,418	3,673,936

(1) 2022 – 2024 PSP and RSU targets include individual performance adjustments for Mr. Lashier (+10%), Mr. Mitchell (+20%), Mr. Mandell (+20%), and Mr. Roberts (+20%). No adjustments were made to stock option targets.

(2) Amounts shown do not include Ms. Sutherland's sign-on equity grant described under *Make-Whole Equity Grant for Vanessa Allen Sutherland* on page 41.

Variable Cash Incentive Program (VCIP) – Program Design

% OF TARGET COMPENSATION


CEO
17%
Other NEOs
16%

The VCIP, which is our annual incentive program, is designed to provide payout variability and differentiation based on corporate performance. Through our operational and financial metrics, we designed our VCIP program to align annual awards with shareholder interests and execution of our corporate strategy. The metrics are weighted to balance operational sustainability considerations and financial sustainability considerations, which we believe is appropriate in light of the annual nature of the VCIP and relatively smaller value of the VCIP versus the LTI program. We do not link executive officer VCIP awards to the performance of any individual business unit. We believe this structure serves the best interests of shareholders as it promotes collaboration across the organization.

Eligible earnings, defined as base salary earned during the year, are multiplied by a VCIP target percentage that is based on each NEO's salary grade level to derive the NEO's target VCIP award. At the end of the performance period, the Compensation Committee reviews the Company's performance against established metrics to determine the payout percentage, which may range from 0% to 200% of target.

2022 Variable Cash Incentive Program – Payout Formula


$
Eligible Earnings
×
%
Target Percentage
×
%
Payout Percentage
=
$
Total VCIP Payout

2022 Variable Cash Incentive Program – Metrics and Weightings


10%
HPO
15%
Environment
50%
Operational Sustainability
40%
Adjusted EBITDA
50%
Financial Sustainability
25%
Safety & Operating Excellence
10%
Adjusted Controllable Costs

Variable Cash Incentive Program (VCIP) – Metrics and Targets

Operational Sustainability 50%: Half of our VCIP is based on Operational performance because strong safety, reliability and operating excellence are fundamental to our business success. It also enables the Company to maximize market opportunities, generate higher returns and create shareholder value.


10%

High-Performing Organization

Maintaining and enhancing a high-performing organization is critical to our success and is part of our human capital management strategy. Our employees promote our culture and are integral to achieving our strategic goals and maximizing long-term shareholder value. We measure our High-Performing Organization performance relative to the following:

- **Culture:** foster behaviors that promote our unique culture
- **Capability:** build depth and breadth in our skills
- **Performance:** deliver exceptional, sustainable results


15%

Environment

For environmental performance, we set targets based on our historical performance for Agency Reportable Environmental Events and Spill Volumes normalized for throughput. Targets are expected to become more challenging each year to drive continuous performance improvement.

Starting in 2021, we enhanced the environmental component to include two new metrics: Lower-Carbon Priorities and Greenhouse Gas Priorities. These priorities reflected efforts to advance lower-carbon investments, optimization, and innovation as well as efforts to reduce manufacturing emissions intensity and setting GHG emissions intensity reduction targets. For 2022, these metrics were combined into one metric – Lower-Carbon / GHG Priorities – weighted at 10% of the target VCIP opportunity.


25%

Safety & Operating Excellence

For personal and process safety performance, we measure ourselves against the top performing companies in our industry. Generally, these companies fall within the top two quartiles of all companies reported. We then establish our threshold, target, and maximum goals based on the performance (25th, 50th, and 75th percentiles) of this group of companies.

For asset availability, for which comparative data is not available, we establish our threshold, target, and maximum goals based on our operating plan and historical performance with the goal of continuous improvement, incorporating the segments of our business and weighting them by adjusted EBITDA.

Financial Sustainability 50%: The other half of our VCIP is based on Financial performance to ensure our executives effectively manage costs and deliver financial results above our WACC.

10%

Adjusted Controllable Costs (non-GAAP)

For Adjusted Controllable Costs, we measure our effectiveness in managing costs and set our threshold, target, and maximum based on our annual budget.

Threshold	$5.093 billion
Target	$4.851 billion
Maximum	$4.608 billion

The 2022 Adjusted Controllable Costs target excludes turnarounds and utilities expenses, and includes $200 million in cost reductions as part of our Business Transformation.


40%

Adjusted VCIP EBITDA (non-GAAP)

Adjusted VCIP EBITDA measures our ability to create shareholder value. Our threshold is the Adjusted VCIP EBITDA required to cover our budgeted sustaining capital and annualized common stock dividend payment, and target and maximum are set at Adjusted VCIP EBITDA levels that equate to ROCE levels 1.5 and 3.0 percentage points above our WACC.

Threshold	$4.094 billion
Target	Adjusted VCIP EBITDA equivalent to ROCE of WACC + 1.5 percentage points ($6.333 billion)
Maximum	Adjusted VCIP EBITDA equivalent to ROCE of WACC + 3.0 percentage points ($7.044 billion)

The 2022 Adjusted VCIP EBITDA target increased from $5.4 billion in 2021 to approximately $6.3 billion in 2022 as a result of the Company's WACC increasing to 7.0%.

Variable Cash Incentive Program (VCIP) – 2022 Payout

The Company's 2022 actual performance resulted in a payout of 166% of target.

		Weight	Threshold	Target	Maximum	2022 Actual	Payout
Operational Sustainability	**Safety & Operating Excellence**						
	Total Recordable Rate (TRR)	7.5%	0.32	0.21	0.16	0.11	190%
	Process Safety Event Rate – Tier 1 & 2	7.5%	0.24	0.15	0.14	0.13	200%
	Asset Availability	10%	93.2%	94.7%	96.2%	97.4%	200%
	Environment						
	Lower-Carbon / GHG Priorities	10%	-	-	-	-	100%
	Environmental Performance	5%	0.088	0.077	0.065	0.071	150%
	High-Performing Organization	10%	-	-	-	-	120%
Financial Sustainability	**Adjusted Controllable Costs ($MM)[1]**	10%	$5,093	$4,851	$4,608	$4,993	71%
	Adjusted VCIP EBITDA ($MM)[1]	40%	$4,094	$6,333	$7,044	$15,090	200%
						TOTAL	**166%**

(1) Adjusted Controllable Costs and Adjusted VCIP EBITDA are non-GAAP financial measures. See Appendix B for a reconciliations to the nearest GAAP financial measure.

2022 VCIP Performance Results by Metric

SAFETY & OPERATING EXCELLENCE

- Total Recordable Rate: Performance of 0.11 tied our 2020 performance, which was the best in the Company's history. The Compensation Committee applied negative discretion to reduce the award as a result of contractor incidents in 2022.
- Tier 1 and 2 Process Safety Rate: Performance of 0.13 was tied for the best in Company history.
- Asset Availability: Average full-year availability of 97.4% was above our maximum performance level. The availability to run metric is weighted at 60% of Refining, 30% Pipelines and Terminals and 10% Fractionation assets.

Metric and Weighting	Payout		
	Threshold	Target	Maximum
Safety & Operating Excellence (25%)	197%		

ENVIRONMENT

- Lower-Carbon / GHG Priorities: In 2022, we progressed efforts in support of the energy transition and a lower-carbon future by advancing our projects in renewable fuels, including Rodeo Renewed, continuing our partnership with NOVONIX, establishing our market position in carbon capture, progressing our projects in hydrogen, and securing renewable power supply at key sites.
- Environmental Performance: Our performance was 8% improved over target.

Metric and Weighting	Payout		
	Threshold	Target	Maximum
Environment (15%)	117%		

HIGH-PERFORMING ORGANIZATION

- Provided $27 million to support the communities where we operate.
- Recorded 88,000 employee volunteer hours and $7.4 million in matching gifts and volunteer grants.
- Maintained an engaged workforce with 93% retention of high performers, saw a significant increase in the hiring of underrepresented minorities and enhanced workplace benefits.
- Received six external top employer recognition awards.
- Implemented Business Transformation initiatives totaling approximately $0.6 billion of run-rate value at year-end.
- Continued to progress Digital Innovation across the enterprise.

Metric and Weighting	Payout		
	Threshold	Target	Maximum
High-Performing Organization (10%)	120%		

ADJUSTED CONTROLLABLE COSTS

- In 2022, non-GAAP Adjusted Controllable Costs were slightly above 2021 levels and 3% impaired versus target, mainly due to inflationary pressure.

Metric and Weighting	Payout		
	Threshold	Target 100% Payout	Maximum
Adjusted Controllable Costs (10%)	71%		

ADJUSTED VCIP EBITDA

- In 2022, non-GAAP Adjusted VCIP EBITDA significantly exceeded our maximum performance level, as well as 2021 Adjusted VCIP EBITDA ($5.921 billion) attributable to favorable market conditions and strong operating performance.

Metric and Weighting	Payout		
	Threshold	Target 100% Payout	Maximum
Adjusted VCIP EBITDA (40%)			200%

VCIP Developments for 2021:

Removed the individual performance modifier for all NEOs.

New VCIP Developments for 2022:

Continued to weight the target VCIP toward 50% operational and 50% financial sustainability metrics, but changes to the individual metric weightings were made to reinforce our commitment to best-in-class safety performance and progress of lower-carbon initiatives:

- Safety & Operating Excellence: Total Recordable Rate and Process Safety Event Rate were weighted equally at 7.5% and Process Safety Event Rate included both Tier 1 and Tier 2 safety events.
- Environmental: GHG Priorities and Lower-Carbon Priorities were combined into a single metric weighted at 10%. Environment Performance continues at a 5% weighting. We redesigned this metric in 2022 to include Agency Reportable Events and Spills normalized for throughput.

The total VCIP payout for each of our NEOs is shown in the table below.

Name	2022 Eligible Earnings ($)	Target VCIP Percentage (%)	VCIP Payout Percentage (%)	Total Payout ($)
Mark Lashier[(1)]	1,314,667	130%	166%	2,837,051
Greg Garland	1,337,504	160%	166%	3,552,411
Kevin Mitchell	951,992	100%	166%	1,580,306
Vanessa Allen Sutherland	718,750	85%	166%	1,014,156
Brian Mandell	808,375	90%	166%	1,207,712
Tim Roberts	931,426	90%	166%	1,391,550

[(1)] Mr. Lashier's target represents a weighted average as a result of his promotion in July 2022.

PARTICIPANTS IN COMPENSATION-SETTING

Role of the Compensation Committee

The Compensation Committee reviews and determines all elements of compensation for the Company's executive officers with input from its independent compensation consultant, consideration of compensation peer group pay levels and practices, and feedback from our shareholders. In fulfilling its duties, the Compensation Committee is supported by the Company's Chief Human Resources Officer and receives recommendations from the CEO and Executive Chairman regarding the performance and compensation of other executive officers. No member of management has any role in determining his or her own compensation.

Authority and Responsibility of the Compensation Committee	• Provides independent, objective oversight of our executive compensation programs and determines the compensation for our senior officers. • Acts as plan administrator of the compensation programs and benefit plans for our senior officers and as an avenue of appeal for current and former executive officers regarding disputes over compensation and benefits. • Oversees the Company's executive compensation philosophy, policies, plans and programs for our executive officers. • Assists the Board in its oversight of the integrity of the Company's Compensation Discussion and Analysis.

Compensation Determination Process

FEBRUARY

- Approve VCIP and PSP payouts at the end of the performance period
- Approve VCIP and PSP performance goals for the performance period
- Review individual executive officer performance and compensation levels

JULY

- Review of compensation peer group proxies (disclosing previous compensation program)
- Review compensation and performance peer groups
- Receive a VCIP and PSP Performance Update

Compensation Committee Oversight

OCTOBER

- Approve compensation and performance peer groups
- Review of VCIP program design/terms & conditions, and metrics and weightings
- Review of RSU and Stock Options program design/terms & conditions
- Review of PSP program design/terms & conditions, and metrics and weightings
- Receive a VCIP and PSP Performance Update

DECEMBER

- Approve VCIP and LTI program design, award terms and conditions, and metrics and weightings for the following year
- Review of VCIP and PSP performance goals for the following year
- Approve executive salary structure (including LTI targets) for following year
- Receive a VCIP and PSP Performance Update

The Compensation Committee is committed to a process of continuous improvement in exercising its responsibilities. To that end, the Compensation Committee:

- Receives updates regarding evolving best practices in executive compensation.
- Regularly reviews its responsibilities and compensation governance practices in light of ongoing legal and regulatory changes.
- Annually reviews its charter and proposes any desired changes to the Board.
- Annually conducts a self-assessment of its performance and effectiveness, and seeks ideas to improve its processes and oversight.
- Regularly reviews and assesses whether the Company's executive compensation program is having the desired effects without encouraging an inappropriate level of risk.
- Regularly reviews all of its activities, including its self-assessment and a compensation risk assessment, with the full Board.

Role of the Independent Compensation Consultant

In 2022, the Compensation Committee retained Mercer as its independent executive compensation consultant.

Independent Compensation Consultant	Advises the Compensation Committee on: • Compensation program design and processes relative to external corporate governance standards. • Appropriateness of our executive compensation program in comparison to those of our peers. • Effectiveness of the compensation program in accomplishing the objectives set by the Compensation Committee.

The Compensation Committee evaluated whether Mercer's work raised any conflict of interest and determined that no such conflict existed. During 2022, fees paid to Mercer in its role as the independent compensation consultant for the Compensation Committee totaled $130,990. In reviewing Mercer's independence, the Compensation Committee considered fees paid by the Company to Mercer totaling $1.5 million during 2022 for services performed for the Company. These services can be broken down as 37% related to administration of pension liabilities in international locations that have been sold, 27% related to administration of ongoing international benefit plans, 30% related to human resources consulting engagements, and 6% related to insurance and surety bonds.

Role of our Peer Companies

Peer Group Selection & Rationale

Due to the size and complexity of our Company and diversification of assets, the Compensation Committee utilizes both (1) a compensation peer group and (2) a performance peer group. The Compensation Committee thoughtfully selects the peers in each peer group, evaluates their inclusion on an annual basis, and makes adjustments as necessary. The Compensation Committee uses the compensation peer group to evaluate and determine compensation levels for our NEOs, including base salary levels and targets for our annual bonus and LTI programs. The Compensation Committee uses the performance peer group to evaluate our relative TSR performance under our PSP program.

2022 COMPENSATION PEER GROUP

Used to evaluate and determine compensation levels for our NEOs, including base salary levels and targets for our annual bonus and LTI programs

Companies

- Archer-Daniels-Midland Company
- Chevron Corporation
- ConocoPhillips
- Dow Inc.
- Ford Motor Company
- General Motors Company
- Halliburton Company
- Honeywell International Inc.
- LyondellBasell Industries N.V.
- Marathon Petroleum Corporation
- Occidental Petroleum Corporation
- Schlumberger Limited
- The Williams Companies, Inc.
- Valero Energy Corporation

Criteria for Selection

Our compensation peer group includes companies that are comparable to Phillips 66 based on three primary criteria — assets, market capitalization, and business operations. Revenue is an additional, secondary criterion. The compensation peer group primarily consists of large companies with which we compete for talent. While some of our compensation peers fall outside our industry, the Compensation Committee believes their size, significant capital investments, and similarly complex international operations make them appropriate peers against which to benchmark our compensation levels and practices. At the time the compensation peer group was determined, Phillips 66 was at the 41st percentile in assets, 43rd percentile in market value, and 66th percentile in revenue.

Changes from 2021 to 2022 Compensation Peer Group

To better position our peer group to accurately reflect businesses of our size, Exxon Mobil Corporation was removed from the compensation peer group.

2020 - 2022 PERFORMANCE PEER GROUP

Used to evaluate our relative TSR performance for our 2020 – 2022 Performance Share Program

Companies

Refining and Marketing

- Delek US Holdings, Inc.
- HF Sinclair Corporation[(1)]
- Marathon Petroleum Corporation
- PBF Energy Inc.
- Valero Energy Corporation

Midstream

- Magellan Midstream Partners, L.P.
- MPLX LP
- ONEOK, Inc.
- Targa Resources Corp.
- The Williams Companies, Inc.

Chemicals

- Dow Inc.
- LyondellBasell Industries N.V.
- Westlake Corporation

Criteria for Selection

To reflect our unique portfolio of assets, we include companies operating in each of our three major segments – Refining and Marketing, Midstream and Chemicals. The performance peer group is used in the PSP program to assess relative TSR performance. We believe that our performance peer group is representative of the companies that investors use for relative performance comparisons.

In addition to our performance peer group, we include the S&P 100 Index in the assessment of our relative TSR performance. The Compensation Committee believes the S&P 100 is an appropriate comparison as the index reflects companies with which we compete for capital in the broader market.

Changes from 2019-2021 to 2020-2022 Performance Peer Group

In order to better reflect our operating segments, Magellan Midstream Partners, L.P., MPLX LP, The Williams Companies, Inc., and Dow Inc. were added to the performance peer group and Celanese Corporation, Eastman Chemical Company, Huntsman Corporation, and Enterprise Products Partners L.P. were removed.

(1) In March 2022, HF Sinclair Corporation became the parent company of HollyFrontier Corporation.

ADDITIONAL COMPENSATION PRACTICES

Other Benefits and Perquisites

Below is a summary of other compensation elements available to our NEOs:

BROAD-BASED EMPLOYEE BENEFIT PROGRAMS

NEOs participate in the same basic benefits package available to our other U.S. salaried employees. This package includes qualified pension; 401(k) plan; medical, dental, vision, life, and accident insurance plans, as well as flexible spending arrangements for health care and dependent care expenses; and our matching gift program.

ADDITIONAL EXECUTIVE PERQUISITES

Consistent with our compensation philosophy to provide compensation and benefits aligned with market practice, we provide our NEOs financial planning and executive health benefits. These benefits were imputed to the executives and included in All Other Compensation in the *Summary Compensation Table*. We did not provide a tax gross-up for these benefits.

COMPREHENSIVE SECURITY PROGRAM

The Board has adopted a comprehensive security program to address the increased security risks for certain senior executives. Messrs. Garland and Lashier were the only NEOs in 2022 designated by the Board as requiring increased security under this program. The program allows for certain additional security measures in specific situations when the senior executive is traveling by car or airplane. An additional security review of the NEO's personal residences is also included. Any additional costs to the Company for these activities are reported as All Other Compensation and included in the *Summary Compensation Table*.

EXECUTIVE RETIREMENT PLANS

We maintain the following supplemental retirement plans for our NEOs:

- Phillips 66 Key Employee Deferred Compensation Plan (KEDCP) — This voluntary deferred compensation plan provides tax-efficient retirement savings by allowing executives to voluntarily defer both the receipt and taxation of a portion of their base salary and annual bonus until a specified date or when they leave the Company. Further information is provided in the *Nonqualified Deferred Compensation* table and accompanying narrative.
- Phillips 66 Defined Contribution Make-Up Plan (DCMP) — This defined contribution restoration plan restores benefits capped under our qualified defined contribution plan due to Internal Revenue Code (IRC) limits. Further information is provided in the *Nonqualified Deferred Compensation* table and accompanying narrative.
- Phillips 66 Key Employee Supplemental Retirement Plan (KESRP) — This defined benefit restoration plan restores Company-sponsored benefits capped under the qualified defined benefit pension plan due to IRC limits. Further information is provided in the *Pension Benefits as of December 31, 2022* table and accompanying narrative.

EXECUTIVE LIFE INSURANCE

We provide life insurance policies to all U.S.-based employees with a face value approximately equal to their annual base salary. For our NEOs, the face value of this coverage is approximately two times their annual base salary.

EXECUTIVE SEVERANCE AND CHANGE IN CONTROL PLANS

We do not maintain individual severance or change in control agreements with our executives. However, we maintain the Phillips 66 Executive Severance Plan (ESP) and the Phillips 66 Change in Control Severance Plan (CICSP) to accomplish several specific objectives, including:

- Ensuring shareholder interests are protected during business transactions by providing benefits that promote senior management stability;
- Providing and preserving an economic motivation for participating executives to consider a business combination that might result in an executive's job loss; and

- Competing effectively in attracting and retaining executives in an industry that features frequent acquisitions and divestitures.

Executives may not receive benefits under both plans as a result of the same severance event. Among other benefits, the ESP provides a payment equal to one and one-half or two times the executive's base salary, depending on the executive's salary grade level, and the executive's current target annual bonus if he or she is involuntarily terminated without cause. The CICSP provides a payment equal to two or three times the sum of the executive's base salary and the greater of his or her target bonus or average of the last two bonus payments, depending on salary grade level, and accelerated vesting of equity awards. The executive must be involuntarily terminated without cause in connection with a change in control or terminate employment for good reason within two years after the change in control to be eligible for a CICSP payment. We believe this "double trigger" requirement is in the best interest of shareholders and is considered a best practice.

Details of potential payments under these plans are outlined in the *Potential Payments Upon Termination or Change in Control* section. These plans do not provide any excise tax gross-up protections.

PERSONAL USE OF COMPANY AIRCRAFT

The primary purpose of our corporate aircraft is to facilitate Company business. In the course of conducting Company business, executives may occasionally invite a family member or other personal guest to travel with them to attend a meeting or function. When such travel is deemed taxable to the executive, we provide further payments to reimburse the costs of the inclusion of this item in his or her taxable income.

Executive Compensation Governance

CLAWBACK PROVISIONS

Short- and long-term compensation, deferred compensation and nonqualified retirement benefits received by any executive are subject to clawback provisions if financial or other data is materially misstated due to negligence or misconduct on the part of the executive, as determined by the Compensation Committee and the Audit and Finance Committee. We intend to adopt a clawback policy consistent with the requirements of Exchange Act Rule 10D-1 prior to the effectiveness of final New York Stock Exchange listing standards implementing the rule.

STOCK OWNERSHIP

The Compensation Committee believes requiring executives to retain shares of Phillips 66 common stock helps align executive performance with shareholder value creation and mitigates compensation risk. Our stock ownership guidelines require executives to own Phillips 66 common stock, valued as a multiple of the executive's base salary, within five years from the date the executive becomes subject to the guidelines. The multiple applicable to each NEO is shown below:

Executive	Required Salary Multiple
Mark Lashier	6x
Greg Garland	6x
Kevin Mitchell	4x
Vanessa Allen Sutherland	3x
Brian Mandell	4x
Tim Roberts	4x

Shares of Phillips 66 common stock owned outright and RSUs are counted when determining whether an executive has met the required ownership levels. Compliance with the stock ownership guidelines is reviewed annually by the Compensation Committee. All NEOs currently comply with these stock ownership guidelines or are on track to comply within the applicable five-year period.

TRADING POLICY

Our insider trading policy prohibits employees and directors from trading in the Company's securities while in possession of material, non-public information. This policy requires executive officers and directors to follow certain pre-clearance procedures before entering into transactions involving our securities.

HEDGING OR PLEDGING OF COMPANY STOCK

Our insider trading policy also prohibits hedging transactions and pledging of our common stock. These prohibitions apply to all employees and directors of the Company, and cover any transactions in our common stock, whether acquired pursuant to our compensation plans, owned directly, or otherwise. The prohibitions on hedging transactions include purchasing any financial instruments, or otherwise engaging in any transactions, that hedge or offset any decrease in the market value of our stock or limit an employee or director's ability to profit from an increase in the market value of our stock. The prohibition on pledging includes holding Phillips 66 stock in a margin account or pledging our stock as collateral for a loan.

COMPENSATION RISK ASSESSMENT

The Compensation Committee oversees management's risk assessment of all elements of our compensation programs, policies and practices for all employees. Management has concluded that our compensation programs, policies and practices are not reasonably likely to have a material adverse effect on the Company. Relevant provisions of our programs include, but are not limited to:

- VCIP and LTI metrics are aligned with our corporate strategy to ensure continued focus on actions that drive shareholder value.
- VCIP and LTI compensation targets increase with each pay grade, further emphasizing long-term value creation and alignment with shareholder interests.
- Maximum payouts under VCIP and PSP programs are appropriately limited to balance risk-taking with long-term strategic goals.
- Maintaining a level of discretion in the performance-based programs, which enables the Compensation Committee to award zero payouts to executives who perform poorly or when warranted by Company performance.
- Clawback provisions that allow for reduction in awards for executives who expose the Company to undue risk.
- LTI design that provides incentives for executive retention and Company and individual performance.
- Stock ownership guidelines, anti-pledging policies, and anti-hedging policies that align executive interests with those of shareholders.

The Compensation Committee considers senior management succession planning a core part of the Company's risk management program. The Compensation Committee regularly reviews with the CEO succession planning for senior leadership positions (other than the CEO position, for which succession planning is reviewed by the Nominating and Governance Committee), and the timing and development required to ensure continuity of leadership over the short- and long-terms, to manage risk in this area.

Our Compensation Programs are Aligned with Best Practices

We Do...

- Target the majority of NEO compensation to be performance based and at risk
- Apply multiple performance metrics aligned with our corporate strategy
- Cap maximum payouts for VCIP and PSP
- Cap payout at 100% on the TSR portion of the PSP if absolute TSR is negative
- Require TSR performance above the 50th percentile relative to peer group to achieve target payout
- Employ a “double trigger” for change in control severance benefits and equity award acceleration
- Include absolute and relative metrics in our LTI programs
- Maintain robust stock ownership guidelines for executives — CEO and Executive Chairman 6x base salary; other NEOs 3-4x base salary
- Balance, monitor and manage compensation risk through regular assessments and robust clawback provisions
- Have extended vesting periods on stock awards, with a minimum one-year vesting period required for stock and stock option awards
- Maintain a fully independent compensation committee
- Retain an independent compensation consultant
- Hold an annual Say-on-Pay vote and consider shareholder feedback in the design of our compensation program

We Do Not...

- Provide excise tax gross-ups to our NEOs under our CICSP
- Reprice stock options without shareholder approval
- Price stock option exercise prices below grant date fair market value
- Allow share recycling for stock options under our equity plan
- Include evergreen provisions in our active equity plans
- Allow hedging or pledging of Company stock
- Pay dividends during the performance period on unearned PSPs
- Allow transfer of equity awards (except in the case of death)
- Provide separate supplemental executive retirement benefits for individual NEOs
- Maintain individual change-in-control agreements
- Have an employment agreement with the CEO
- Provide excessive perquisites

Human Resources and Compensation Committee Report

Review with Management. The Human Resources and Compensation Committee has reviewed and discussed with management the *Compensation Discussion and Analysis* presented in this Proxy Statement.

Discussions with Independent Executive Compensation Consultant. The Compensation Committee has discussed with Mercer, its independent executive compensation consultant, the executive compensation programs of the Company, as well as specific compensation decisions made by the Compensation Committee for 2022. Mercer was retained directly by the Compensation Committee, independent of the management of the Company.

Recommendation to the Phillips 66 Board of Directors. Based on its review and discussions noted above, the Compensation Committee recommended to the Board that the *Compensation Discussion and Analysis* be included in the Phillips 66 Proxy Statement on Schedule 14A and the Phillips 66 Annual Report on Form 10-K for the year ended December 31, 2022.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Dr. Marna C. Whittington, Chair
Gary K. Adams
Lisa A. Davis
Gregory J. Hayes
Douglas T. Terreson
Glenn F. Tilton

Executive Compensation Tables

The following tables and accompanying narrative disclosures provide information concerning total compensation earned by our CEO and other NEOs for 2022, for services to Phillips 66 or any of our subsidiaries during 2022, 2021 and 2020.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for our NEOs for fiscal years 2022, 2021 and 2020.

Name, Position, Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)	Total Without Change in Pension Value[7] ($)
Mark Lashier[8]								
President and Chief Executive Officer								
2022	1,314,667	9,260,117	1,976,406	2,837,051	231,983	668,646	16,288,870	16,056,887
2021	825,000	6,830,884	1,513,217	1,406,625	71,546	230,816	10,878,088	10,806,542
Greg Garland								
Executive Chairman and former Chief Executive Officer								
2022	1,337,504	9,825,510	2,500,700	3,552,411	—	1,013,792	18,229,917	18,229,917
2021	1,675,008	11,318,245	3,140,920	4,154,020	—	665,013	20,953,206	20,953,206
2020	1,675,008	9,237,623	3,351,180	3,082,015	6,851,884	791,664	24,989,374	18,137,490
Kevin Mitchell								
Executive Vice President and Chief Financial Officer								
2022	951,992	4,899,887	1,040,400	1,580,306	144,483	328,542	8,945,610	8,801,127
2021	903,432	4,493,056	1,039,424	1,400,320	164,332	216,301	8,216,865	8,052,533
2020	897,360	3,024,331	998,560	1,256,304	258,546	245,367	6,680,468	6,421,922
Vanessa Allen Sutherland[8]								
Executive Vice President, Government Affairs, General Counsel & Corporate Secretary								
2022	718,750	5,358,106	600,100	1,014,156	—	109,181	7,800,293	7,800,293
Brian Mandell[8]								
Executive Vice President, Marketing & Commercial								
2022	808,375	3,183,449	676,600	1,207,712	—	266,584	6,142,720	6,142,720
Tim Roberts								
Executive Vice President, Midstream & Chemicals								
2022	931,426	3,766,815	799,000	1,391,550	191,842	289,679	7,370,312	7,178,470
2021	887,424	3,453,979	799,832	1,237,956	342,146	182,659	6,903,996	6,561,850
2020	881,188	2,531,427	766,300	1,110,297	297,744	204,254	5,791,210	5,493,466

(1) Includes any amounts that were voluntarily deferred under our KEDCP.

(2) Amounts shown represent the aggregate grant date fair value of RSU and PSP awards determined in accordance with U.S. GAAP. Assumptions used in calculating these amounts are included in Note 22—Share-Based Compensation

Plans in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022 (our "2022 Form 10-K").

The PSP award included in 2020 has a performance period that ended on December 31, 2022. The PSP award included in 2021 has a performance period that ends on December 31, 2023. The PSP award included in 2022 has a performance period that ends on December 31, 2024. The PSP awards are shown target because target was determined to be the probable outcome for the applicable performance period at the time of grant of each award, consistent with the accounting treatment under GAAP. If the maximum payout were used for the PSP awards, the amounts shown relating to PSP would double, although the value of the actual payout would depend on the share price at the time of the payout. If the minimum payout were used, the amounts for PSP awards would be reduced to zero. Actual payouts with regard to the targets set for the performance period that ended in 2022 were approved by the Compensation Committee at its February 2023 meeting. Those payouts were as follows: Mr. Lashier, $2,087,811; Mr. Garland, $6,748,093; Mr. Mitchell, $2,209,258; Mr. Mandell, $1,495,664; and Mr. Roberts, $1,849,227.

Earned payouts under the 2020-2022 PSP have been, and under the 2021-2023 PSP and 2022-2024 PSP are expected to be, made in cash at the end of the applicable performance period and will be forfeited if the NEO is terminated prior to the end of the performance period (other than for death or following disability or after a change in control). If the NEO retires after age 55 and with five years of service, the NEO is entitled to a prorated award for any ongoing program in which he or she participated for at least 12 months.

(3) Amounts shown represent the aggregate grant date fair value of awards determined in accordance with GAAP. Assumptions used in calculating these amounts are included in Note 20—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our 2022 Form 10-K.

(4) These are amounts paid under our VCIP, including amounts that were voluntarily deferred under our KEDCP. These amounts were paid in February 2023, following the performance year.

(5) Reflects the actuarial increase in the present value of the benefits under our pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. There are no deferred compensation earnings reported in this column, as our nonqualified deferred compensation plans do not provide above-market or preferential earnings.

(6) We offer limited perquisites to our NEOs, which, together with Company contributions to our qualified savings and nonqualified defined contribution plans, are reflected in the All Other Compensation column as summarized below:

Name	Company Contributions to Nonqualified Defined Contribution Plans[a] ($)	Executive Group Life Insurance Premiums[b] ($)	Executive Health Physical[c] ($)	Financial Counseling[d] ($)	Matching Contributions under the Tax-Qualified Savings Plan[e] ($)	Matching Gift Program[f] ($)	Miscellaneous Perquisites and Tax Protection[g] ($)	Personal Use of Company Aircraft[h] ($)
M. Lashier	298,155	10,412	2,183	16,280	24,400	—	50,866	266,350
G. Garland	641,333	20,384	1,860	16,270	24,400	15,000	41,851	252,694
K. Mitchell	257,295	4,912	1,860	16,270	24,400	15,000	8,805	—
V. A. Sutherland	54,350	1,898	—	12,258	24,400	15,000	1,275	—
B. Mandell	197,455	4,171	1,860	16,270	24,400	7,500	14,928	—
T. Roberts	235,398	7,377	1,860	—	24,400	15,000	5,644	—

(a) Under the terms of our nonqualified defined contribution plans, we make contributions to the accounts of all eligible employees, including the NEOs. See the *Nonqualified Deferred Compensation* table and accompanying narrative and notes for more information.

(b) We maintain life insurance policies and/or death benefits for all our U.S.-based salaried employees (at no cost to the employee) with a face value approximately equal to the employee's annual salary. We maintain group life insurance policies on each of our NEOs equal to approximately two times his or her annual salary. The amounts shown are for premiums paid by us to provide the additional group life insurance above what is provided to the broad-based employees.

(c) Costs associated with executive physicals.

(d) Costs associated with financial counseling and estate planning services with approved provider.

(e) Under the terms of our tax-qualified defined contribution plans, we make contributions to the accounts of all eligible employees, including the NEOs.

(f) We maintain a Matching Gift Program under which certain gifts by employees to qualified educational or charitable institutions are matched by the Company. The program matches up to $15,000 annually. The amounts shown reflect the actual payments made by us in 2022, which due to processing delays can include contributions in 2021 that were matched by the Company in 2022 and are therefore reported in this Proxy Statement.

[g] The amounts shown primarily reflect payments by us relating to certain taxes incurred by the NEOs. We provide tax assistance when we request family members or other guests to accompany an NEO to a Company function and, as a result, the NEO is deemed to make personal use of Company assets such as Company aircraft and thereby incurs imputed income. We believe this type of expense is appropriately characterized as a business expense and, if the NEO incurs imputed income in accordance with applicable tax laws, we will generally reimburse the NEO for any increased tax costs (Mr. Lashier $11,483; Mr. Garland $20.834; Mr. Mitchell $8,805; Ms. Allen Sutherland $1,275; Mr. Mandell $14,928; and Mr. Roberts $5,644).

Also included are gifts and their tax reimbursement (Mr. Lashier $317) and benefits required for employees covered under our Comprehensive Security Program, which currently includes Mr. Lashier ($39,066) and Mr. Garland ($21,017). Under the Comprehensive Security Program, Mr. Lashier and Mr. Garland are provided with the use of a car and driver when security deems it required and home security fees that are in excess of the cost of a system typical for homes in their neighborhoods.

[h] The Phillips 66 Comprehensive Security Program requires in certain circumstances that Mr. Lashier and Mr. Garland fly on Company aircraft. The amount presented above represents the approximate incremental cost to Phillips 66 for personal use of the aircraft. Approximate incremental cost has been determined by calculating the variable costs for each aircraft during the year, dividing that amount by the total number of miles flown by that aircraft, and multiplying the result by the miles flown for personal use during the year. Incremental costs for flights to the hangar or other locations without passengers, commonly referred to as "deadhead" flights, are included in the calculation.

[7] To show how year-over-year changes in pension value impact total compensation, as determined under SEC rules, we included this column to show total compensation without pension value changes. The amounts reported in this column are calculated by subtracting the change in pension value, as described in footnote 6 to this table, from the amounts reported in the Total column. The amounts reported in this column are not a substitute for the amounts reported in the Total column.

[8] Mr. Lashier joined the Company in April 2021 and Ms. Sutherland joined the Company in January 2022. Mr. Mandell was not a NEO for 2020 or 2021.

GRANTS OF PLAN-BASED AWARDS

The following table provides additional information about plan-based compensation disclosed in the *Summary Compensation Table*. This table includes both equity and non-equity awards.

		Estimated Future Payouts under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts under Equity Incentive Plan Awards[3]			All other Stock Awards: Number of Shares of Stock or Units[4]	All other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[5]
Name	**Grant Date[1]**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target ($)**	**Maximum ($)**	**(#)**	**(#)**	**($/SH)**	**($)**
Mark		—	1,709,067	3,418,134	—	—	—	—	—	—	—
Lashier	2/8/2022	—	—	—	—	—	—	18,683	—	—	1,663,721
	7/1/2022	—	—	—	—	—	—	5,594	—	—	462,512
	2/8/2022	—	—	—	—	80,111	160,222	—	—	—	7,133,884
	2/8/2022	—	—	—	—	—	—	—	89,000	89.05	1,513,000
	7/1/2022	—	—	—	—	—	—	—	26,300	82.68	463,406
Greg		—	2,140,006	4,280,012	—	—	—	—	—	—	—
Garland	2/8/2022	—	—	—	—	—	—	28,074	—	—	2,499,990
	2/8/2022	—	—	—	—	82,263	164,526	—	—	—	7,325,520
	2/8/2022	—	—	—	—	—	—	—	147,100	89.05	2,500,700
Kevin		—	951,992	1,903,984	—	—	—	—	—	—	—
Mitchell	2/8/2022	—	—	—	—	—	—	14,000	—	—	1,246,700
	2/8/2022	—	—	—	—	41,024	82,048	—	—	—	3,653,187
	2/8/2022	—	—	—	—	—	—	—	61,200	89.05	1,040,400
Vanessa		—	610,938	1,221,876	—	—	—	—	—	—	—
Allen	1/17/2022	—	—	—	—	—	—	34,258	—	—	2,999,973
Sutherland	2/8/2022	—	—	—	—	—	—	6,738	—	—	600,019
	2/8/2022	—	—	—	—	19,743	39,486	—	—	—	1,758,114
	2/8/2022	—	—	—	—	—	—	—	35,300	89.05	600,100
Brian		—	727,538	1,455,076	—	—	—	—	—	—	—
Mandell	2/8/2022	—	—	—	—	—	—	9,096	—	—	809,999
	2/8/2022	—	—	—	—	26,653	53,306	—	—	—	2,373,450
	2/8/2022	—	—	—	—	—	—	—	39,800	89.05	676,600
Tim		—	838,283	1,676,566	—	—	—	—	—	—	—
Roberts	2/8/2022	—	—	—	—	—	—	10,763	—	—	958,445
	2/8/2022	—	—	—	—	31,537	63,074	—	—	—	2,808,370
	2/8/2022	—	—	—	—	—	—	—	47,000	89.05	799,000

(1) The grant date shown is the date on which the Compensation Committee approved the target awards.

(2) Threshold and maximum awards are based on the provisions in the VCIP. Actual awards earned can range from 0% to 200% of the target award. Actual payouts under the annual bonus program for 2022 are calculated using base salary earned in 2022 and reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.

(3) Threshold and maximum awards are based on the provisions of the PSP. Actual awards earned range from 0% to 200% of the target. Performance periods under the PSP cover a three-year period, and because a new three-year period commences each year, there could be three overlapping performance periods ongoing. In 2022, targets were set with respect to an award for the performance period beginning in 2022 and ending in 2024. The Compensation Committee retains authority to make awards under the PSP using its judgment, including making awards greater than the maximum payout shown in the table above, provided the award does not exceed amounts permitted under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.

(4) RSUs were granted in 2022 and will vest in 2025. For Mr. Lashier, includes an RSU grant on July 1, 2022 upon his promotion to CEO and for Ms. Sutherland, includes an RSU grant on January 17, 2022 upon her commencement of employment with the Company.

(5) For equity incentive plan awards, these amounts represent the grant date fair value at target level under the PSP as determined in accordance with GAAP. For Stock Option awards, these amounts represent the grant date fair value of the option awards using a Black-Scholes-Merton-based methodology. Actual value realized upon option exercise depends on market prices at the time of exercise. For other stock awards, these amounts represent the grant date fair value of the RSU awards determined in accordance with GAAP. See Note 20—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our 2022 Form 10-K, for a discussion of the relevant assumptions used in this determination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table lists outstanding Phillips 66 equity grants for each NEO as of December 31, 2022.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[2] (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested[3] (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Mark Lashier	4/1/2021	36,366	72,734	81.910	4/1/2031	—	—	—	—
	2/8/2022	—	89,000	89.050	2/8/2032	—	—	—	—
	7/1/2022	—	26,300	82.680	7/1/2032	—	—	—	—
		—	—	—	—	47,592	4,953,375	297,908	31,006,265
Greg Garland	2/2/2016	169,400	—	78.62	2/2/2026	—	—	—	—
	2/7/2017	174,000	—	78.475	2/7/2027	—	—	—	—
	2/6/2018	147,000	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	178,700	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	141,400	70,700	89.570	2/4/2030	—	—	—	—
	2/9/2021	87,833	175,667	74.700	2/9/2031	—	—	—	—
	2/8/2022	—	147,100	89.050	2/8/2032	—	—	—	—
		—	—	—	—	103,505	10,772,801	383,472	39,911,767
Kevin Mitchell	2/3/2015	9,900	—	74.135	2/3/2025	—	—	—	—
	2/2/2016	30,800	—	78.620	2/2/2026	—	—	—	—
	2/7/2017	31,700	—	78.475	2/7/2027	—	—	—	—
	2/6/2018	43,600	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	53,300	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	42,133	21,067	89.570	2/4/2030	—	—	—	—
	2/9/2021	29,066	58,134	74.700	2/9/2031	—	—	—	—
	2/8/2022	—	61,200	89.050	2/8/2032	—	—	—	—
		—	—	—	—	41,665	4,336,493	168,964	17,585,773
Vanessa Allen Sutherland	2/8/2022	—	35,300	89.050	2/8/2032	—	—	—	—
		—	—	—	—	40,996	4,266,864	66,210	6,891,137
Brian Mandell	2/3/2015	3,000	—	74.135	2/3/2025	—	—	—	—
	2/2/2016	9,800	—	78.620	2/2/2026	—	—	—	—
	2/7/2017	14,100	—	78.475	2/7/2027	—	—	—	—
	2/6/2018	12,100	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	25,500	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	28,533	14,267	89.570	2/4/2030	—	—	—	—
	2/9/2021	18,900	37,800	74.700	2/9/2031	—	—	—	—
	2/8/2022	—	39,800	89.050	2/8/2032	—	—	—	—
		—	—	—	—	26,305	2,737,824	105,068	10,935,478
Tim Roberts	2/6/2018	25,900	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	31,500	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	32,333	16,167	89.570	2/4/2030	—	—	—	—
	2/9/2021	22,366	44,734	74.700	2/9/2031				
	2/8/2022	—	47,000	89.050	2/8/2032	—	—	—	—
		—	—	—	—	32,578	3,390,718	129,890	13,518,951

[1] All options shown in the table have a maximum term for exercise of ten years from the grant date. Under certain circumstances, the terms for exercise may be shorter, and in certain circumstances, the options may be forfeited and cancelled. All awards shown in the table have associated restrictions upon transferability.

[2] The options shown in this column vested and became exercisable in 2022 or prior years (although under certain termination circumstances, the options may still be forfeited). Options become exercisable in one-third increments on the first, second and third anniversaries of the grant date.

[3] Awards are subject to forfeiture if, prior to the lapsing of restrictions, the NEO separates from service for a reason other than death, disability, layoff, retirement after reaching age 55 with five years of service, or after a change of control, although the Compensation Committee has the authority to waive forfeiture. The awards have no voting rights, but do entitle the holder to receive dividend equivalents in cash. The value of the awards reflects the closing price of our common stock, as reported on the NYSE, on December 30, 2022 ($104.08).

[4] Reflects potential awards from ongoing performance periods under the PSP for performance periods ending December 31, 2023 and December 31, 2024. These awards are shown at maximum; however, there is no assurance that awards will be granted at, below or above target after the end of the relevant performance periods, as the determination to make a grant and the amount of any grant is within the judgment of the Compensation Committee. Until an actual grant is made, these unearned awards pay no dividend equivalents. The value of these unearned awards reflects the closing price of our common stock, as reported on the NYSE, on December 30, 2022 ($104.08).

OPTION EXERCISES AND STOCK VESTED FOR 2022

The following table summarizes the value received from stock option exercises and stock grants vested during 2022:

	Option Awards		Stock Awards[1]	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized Upon Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized Upon Vesting ($)**
Mark Lashier	—	—	27,139	2,671,478
Greg Garland	273,000	7,265,523	98,617	9,660,109
Kevin Mitchell	—	—	32,480	3,178,973
Vanessa Allen Sutherland	—	—	—	—
Brian Mandell	—	—	20,358	2,007,564
Tim Roberts	59,100	1,662,629	24,827	2,451,756

(1) Stock awards include RSUs that vested during the year, as well as the 2020-2022 PSP award that vested on December 31, 2022 and was paid out in cash in early 2023. The 2020-2022 PSP awards were earned as follows: Mr. Lashier, 20,337 units valued at $2,087,811; Mr. Garland, 65,732 units valued at $6,748,093; Mr. Mitchell, 21,520 units valued at $2,209,258; Mr. Mandell, 14,569 units valued at $1,495,664; and Mr. Roberts, 18,013 units valued at $1,849,227.

PENSION BENEFITS AS OF DECEMBER 31, 2022

Our defined benefit pension plan, the Phillips 66 Retirement Plan (the "Retirement Plan"), consists of multiple titles with different terms. NEOs are only eligible to participate in one title at any time but may have frozen benefits under one or more other titles.

	Title I	Title II[1]	Title IV
Current Eligibility	Mr. Garland	Mr. Lashier, Mr. Mitchell, Ms. Sutherland, Mr. Roberts	Mr. Mandell
Normal Retirement	Age 65	Age 65	Age 65
Early Retirement[2]	Age 55 with five years of service or if laid off during or after the year in which the participant reaches age 50	Executives may receive their vested benefit upon termination of employment at any age	Age 50 with ten years of service
Benefit Calculation[2]	Calculated as the product of 1.6% times years of credited service multiplied by the final average eligible earnings	Based on monthly pay and interest credits to a nominal cash balance account created on the first day of the month after an executive's hire date. Pay credits are equal to a percentage of total salary and annual bonus.	Calculated as the product of 1.6% times years of credited service multiplied by the final average eligible earnings
Final Average Earnings Calculation	Calculated using the three highest compensation years in the last ten calendar years before retirement plus the year of retirement	N/A	Calculated using the higher of the highest three years of compensation or the highest 36 months of compensation
Eligible Pension Compensation[3]	Includes salary and annual bonus	Includes salary and annual bonus	Includes salary and annual bonus
Benefit Vesting	All participants are vested in this title	Employees vest after three years of service	All participants are vested in this title
Payment Types	Allows payments in the form of several annuity types or a single lump sum		
IRS limitations	Benefits under all Titles are limited by the IRC. In 2022, the compensation limit was $305,000. The IRC also limits the annual benefit available under these Titles expressed as an annuity. In 2022, that limit was $245,000 (reduced actuarially for ages below 62).		

(1) NEOs whose combined years of age and service total less than 44 receive a 6% pay credit, those with a total of 44 through 65 receive a 7% pay credit and those with a total of 66 or more receive a 9% pay credit. Interest credits are applied to the cash balance account each month. This credit is calculated by multiplying the value of the account by the interest credit rate, based on 30-year U.S. Treasury security rates adjusted quarterly.

(2) An early benefit reduction is calculated on Title I by reducing the benefit 5% for each year before age 60 that benefits are paid. Title IV early benefit reduction is calculated by reducing the benefit by 5% per year for each year before age 57 that benefits are paid and 4% per year for benefits that are paid between ages 57 and 60. The benefit calculation for Titles I and IV is reduced by the product of 1.5% of the annual primary social security benefit multiplied by years of credited service, although a reduction limit of 50% of the primary Social Security benefit may apply.

(3) Under Title I, if an executive receives layoff benefits, then the eligible compensation calculation also includes the annualized salary for the year of layoff (rather than the actual salary for that year) and years of service are increased by any period for which layoff benefits are calculated.

The following table lists the pension program participation and actuarial present value of each NEO's defined benefit pension as of December 31, 2022.

Name	Plan Name	Number of Years Credited Service[(1)] (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mark Lashier	Retirement Plan - Title II	33	51,371	—
	KESRP[(2)]		252,157	—
Greg Garland	Retirement Plan - Title I	33	1,716,484	—
	KESRP[(2)]		40,272,369	—
Kevin Mitchell	Retirement Plan - Title II	9	204,082	—
	KESRP[(2)]		1,047,610	—
Vanessa Allen Sutherland	Retirement Plan - Title II	—	—	—
	KESRP[(2)]		—	—
Brian Mandell	Retirement Plan - Title IV	32	1,714,995	—
	KESRP[(2)]		9,226,348	—
Tim Roberts	Retirement Plan - Title II	30	182,876	—
	KESRP[(2)]		900,730	—

(1) Years of credited service include service recognized under the predecessor ConocoPhillips plans from which these plans were spun off effective May 1, 2012. Credited Service displays the number of years the NEO was in each applicable formula. Mr. Lashier's and Mr. Roberts' tenure with Phillips 66 is 2 years and 7 years, respectively. Their credited years of service calculations include 33 years and 30 years of prior service recognition, respectively.

(2) The Phillips 66 Key Employee Supplemental Retirement Plan ("KESRP") restores Company-sponsored benefits capped under the qualified defined benefit pension plan due to IRC limits. All employees, including our NEOs, are eligible to participate in the plan.

Understanding the Annual Change in Pension Value

No modifications to pension	• There were no modifications to our existing pension program in 2022
Change in value	• The value of traditional pension plans is particularly sensitive to interest rate movement, which is outside of the Company's control • While our short-term and long-term incentive programs are based entirely on performance, pension value is not performance based and does not reflect or reward Company performance
Pension plan going forward	• The Compensation Committee will continue to assess our pension program to ensure viability as an attraction and retention tool

NONQUALIFIED DEFERRED COMPENSATION

Our NEOs are eligible to participate in two nonqualified deferred compensation plans, the KEDCP and the DCMP.

The KEDCP allows NEOs to defer up to 50% of their salary and up to 100% of their VCIP. The default distribution option is a lump sum payment paid at least six months after separation from service. NEOs may elect to defer payments from one to five years, and to receive annual, semiannual or quarterly payments for a period of up to fifteen years. NEOs may also elect to defer their VCIP to a specified date in the future.

The DCMP is a nonqualified restoration plan for employer contributions that cannot be made to our 401(k) plan either due to an NEO's salary deferral under the KEDCP or due to the IRC annual limit on compensation that may be taken into account under a qualified plan. Distributions are made as a lump sum six months after separation from service, unless the NEO elects to receive one to fifteen annual payments beginning at least one year after separation from service.

Each NEO directs investments of his or her individual accounts under the KEDCP and DCMP. Both plans provide a broad range of market-based investments that may be changed daily. No investment provides above-market returns. The aggregate performance of these investments is reflected in the *Nonqualified Deferred Compensation* table below.

Benefits due under these plans are paid from our general assets, although we also maintain rabbi trusts that may be used to pay benefits. The trusts and the funds held in them are Company assets. In the event of our bankruptcy, NEOs would be unsecured general creditors.

The following table provides information on the NEO's nonqualified deferred compensation as of December 31, 2022:

Name	Applicable Plan[1]	Beginning Balance ($)	Executive Contributions in Last Fiscal Year ($)	Company Contributions in the Last Fiscal Year[2] ($)	Aggregate Earnings (Loss) in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End[4] ($)
Mark Lashier	DCMP	43,606	—	298,155	(13,998)	—	327,763
	KEDCP	—	—	—	—	—	—
Greg Garland	DCMP	3,610,490	—	641,333	(188,039)	—	4,063,784
	KEDCP	1,360,786	—	—	560,857	—	1,921,643
Kevin Mitchell	DCMP	1,036,805	—	257,295	(153,219)	—	1,140,881
	KEDCP	—	—	—	—	—	—
Vanessa Allen Sutherland	DCMP	—	—	54,350	1,355	—	55,705
	KEDCP	—	—	—	—	—	—
Brian Mandell	DCMP	863,962	—	197,455	(166,545)	—	894,871
	KEDCP	4,689,190	—		(1,101,515)	—	3,587,675
Tim Roberts	DCMP	739,012	—	235,398	(149,420)	—	824,990
	KEDCP	1,377,453	1,188,085	—	(416,517)	—	2,149,020

(1) As of December 31, 2022, participants in these plans had 34 investment options – 26 of the options were the same as those available in our 401(k) plan and the remaining options were other mutual funds approved by the plan administrator.

(2) These amounts represent Company contributions under the DCMP. These amounts are also included in the "All Other Compensation" column of the *Summary Compensation Table.*

(3) These amounts represent earnings or losses on plan balances, as applicable, from January 1 to December 31, 2022. These amounts are not included in the *Summary Compensation Table*.

[4] The total reflects contributions by our NEOs, contributions by us, and earnings on balances prior to 2022; plus contributions by our NEOs, and earnings (or losses) from January 1, 2022, through December 31, 2022 (shown in the appropriate columns of this table, with amounts that are included in the *Summary Compensation Table*). The total includes all contributions by our NEOs and by us reported in this Proxy Statement and our proxy statements from prior years as follows: $341,255 for Mr. Lashier; $3,110,603 for Mr. Garland; $993,371 for Mr. Mitchell; $54,350 for Ms. Allen Sutherland; $197,455 for Mr. Mandell, and $3,236,602 for Mr. Roberts.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our programs are designed to pay out amounts earned during employment unless the employee voluntarily resigns prior to becoming retirement-eligible or is terminated for cause. Although normal retirement age under our benefit plans is 65, early retirement provisions allow receipt of benefits at earlier ages if vesting requirements are met. For our incentive compensation programs (VCIP, RSU, Stock Options, and PSP), early retirement is generally defined as termination at or after the age of 55 with five years of service.

As of December 31, 2022, Messrs. Lashier, Garland, Mitchell, Mandell and Roberts were each retirement-eligible under our benefit plans and our compensation programs. Therefore, as of December 31, 2022, a voluntary resignation of Messrs. Lashier, Garland, Mitchell, Mandell or Roberts, would have been treated as a retirement, and each would have retained all awards earned under the current and earlier programs. As such, awards under these programs are not included in the amounts reflected in the table below. Please see the *Outstanding Equity Awards at Fiscal Year End* table for more information.

Our compensation programs provide for the following upon retirement:

Cash Payments. Cash payments include VCIP earned during the fiscal year, amounts contributed and vested under our defined contribution plans, and amounts accrued and vested under our pension plans.

Equity. Equity considerations include grants under the PSP for ongoing performance periods in which the executive participated for at least one year, previously granted restricted stock and RSUs, and previously granted stock option awards exercisable through the original term if the awards were granted at least six months prior.

As of December 31, 2022, Ms. Sutherland was not retirement-eligible under our benefits plans and compensation programs. Therefore, as of December 31, 2022, upon a voluntary resignation of Ms. Sutherland, she would have forfeited all unvested awards.

The table at the end of this section summarizes the potential additional value of the benefits to be received by each NEO as of December 31, 2022, through the Phillips 66 ESP due to an involuntary termination without cause or through the Phillips 66 CICSP due to a change in control event. Benefits that would be available generally to all or substantially all salaried employees on the U.S. payroll are not included in the amounts shown. Executives are not entitled to receive benefits under both the ESP and the CICSP as a result of the same event. These two plans have the following in common:

- Amounts payable under both are offset by any severance payments or benefits payable under any of our other plans;
- Benefits under both may also be reduced in the event of willful and bad faith conduct demonstrably injurious to the Company; and
- Both are Company plans under which awards and payments are subject to clawback provisions and to forfeiture or recoupment, in whole or in part, under applicable law, including the Sarbanes-Oxley Act and the Dodd-Frank Act.

Executive Severance Plan

The ESP provides that if a NEO separates due to an involuntary termination without cause, the executive will receive the following benefits, which may vary depending on salary grade level, subject to the executive's execution of a release of claims.

Cash Severance Payments. ESP cash severance payments include:

- A lump sum payment equal to one and one-half or two times the sum of the executive’s base salary and current target annual bonus;
- A lump sum payment equal to the present value of the increase in pension benefits that would result from crediting the executive with an additional one and one-half or two years of age and service under the pension plan; and
- A lump sum payment generally equal to the Company contribution for active employees toward the cost of certain welfare benefits for an additional one and one-half or two years.

Accelerated Equity. Layoff treatment under our compensation plans generally allows the executive to retain a prorated portion of grants held for more than six months but less than one year and the full award for grants held for one year or more of restricted stock, RSUs, and stock options, and maintain eligibility for prorated PSP awards for ongoing periods in which he or she participated for at least one year, subject to the executive's execution of a release of claims.

Change in Control Severance Plan

The CICSP provides that if, within two years of a change in control of the Company, an executive’s employment is terminated by the employer other than for cause, or by the executive for good reason, the executive will receive the following benefits, which may vary depending on salary grade level. CICSP benefits include:

Cash Severance Payments. CICSP cash severance payments include:

- A lump sum payment equal to two or three times the sum of the executive’s base salary and the higher of the current target annual bonus or the average of the annual bonuses paid for the previous two years;
- A lump sum payment equal to the present value of the increase in pension benefits that would result from crediting the executive with an additional two or three years of age and service under the pension plan; and
- A lump sum payment generally equal to the Company contribution for active employees toward the cost of certain welfare benefits for an additional two or three years.

Accelerated Equity. CICSP benefits also include the vesting of all equity awards and lapsing of any restrictions.

Estimated Potential Payments

The following table presents, for each of the NEOs, the estimated payments and benefits that would have been payable to each of the NEOs as of December 31, 2022, for each of the circumstances described below.

	Executive Benefits and Payments Upon Termination			
	Involuntary Not-For-Cause Termination (Not CIC) ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
Mark Lashier				
Severance Payment	8,404,649	12,606,974	—	—
Accelerated Equity	—	—	5,213,304	5,213,304
Life Insurance	—	—	3,000,000	—
TOTAL	8,404,649	12,606,974	8,213,304	5,213,304
Greg Garland				
Severance Payment	7,850,876	17,830,366	—	—
Accelerated Equity	—	—	5,707,955	5,707,955
Life Insurance	—	—	2,000,000	—
TOTAL	7,850,876	17,830,366	7,707,956	5,707,955
Kevin Mitchell				
Severance Payment	4,225,966	7,438,774	—	—
Accelerated Equity	—	—	2,372,092	2,372,092
Life Insurance	—	—	1,923,407	—
TOTAL	4,225,966	7,438,774	4,295,499	2,372,092
Vanessa Allen Sutherland				
Severance Payment	2,806,248	4,209,371	—	—
Accelerated Equity	4,302,762	4,797,423	6,762,079	6,762,079
Life Insurance	—	—	1,500,000	—
TOTAL	7,109,010	9,006,794	8,262,079	6,762,079
Brian Mandell				
Severance Payment	4,444,343	7,022,671	—	—
Accelerated Equity	—	—	1,541,125	1,541,125
Life Insurance	—	—	1,640,100	—
TOTAL	4,444,343	7,022,671	3,181,225	1,541,125
Tim Roberts				
Severance Payment	3,927,165	6,874,518	—	—
Accelerated Equity	—	—	1,823,541	1,823,541
Life Insurance	—	—	1,880,452	—
TOTAL	3,927,165	6,874,518	3,703,993	1,823,541

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, of our median employee and the annual total compensation of our CEO, Mr. Lashier.

For 2022, the annual total compensation of our CEO was 91 times that of the median of the annual total compensation of all employees, based on annual total compensation of $16,314,212 for the CEO and $179,184 for the median employee.

This ratio is based on an October 1, 2020, employee population of 14,215, which excluded 413 non-U.S. employees in Germany (260), Singapore (75), Austria (42), Canada (32), China (3), and the United Arab Emirates (1). The median employee was identified using annual base pay, overtime pay, annual bonus, and target LTI compensation using data as of September 30, 2020. The annual total compensation for our CEO includes both the amount reported in the "Total" column of the *Summary Compensation Table* of $16,288,870 and the estimated value of our CEO's health and welfare benefits of $25,342.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay versus Performance

We are required by SEC rules to disclose the following information regarding compensation paid to our NEOs. The amounts set forth below under the headings "Compensation Actually Paid" ("CAP") have been calculated in a manner consistent with Item 402(v) of Regulation S-K. The methodology for calculating the CAP, including details regarding the amounts that were deducted from, and added to, the Summary Compensation Table totals to arrive at the values presented for CAP, are provided in the footnotes to the table.

Year	Summary Compensation Table Total for First PEO[1] ($)	Summary Compensation Table Total for Second PEO[1] ($)	Compensation Actually Paid to First PEO[2] $)	Compensation Actually Paid to Second PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[3] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2,3] ($)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[4] ($)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[4] ($)	GAAP Net Income ($ MM)	Annual Adjusted PSP ROCE[5] (%)
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	18,229,917	16,288,870	36,488,607	24,349,594	7,564,734	12,019,418	108.84	140.02	11,391	24.5
2021	20,953,206	—	21,535,633	—	8,163,303	7,817,258	72.45	106.53	1,594	8.5
2020	24,989,374	—	2,700,837	—	6,290,976	2,618,978	66.45	78.79	(3,714)	0.8

(1) The first Principal Executive Officer (PEO) reflected in column (b) refers to Mr. Garland, Chairman and Chief Executive Officer until June 30, 2022 and Executive Chairman beginning July 1, 2022. The second Principal Executive Officer (PEO) reflected in column (b) refers to Mr. Lashier, President and Chief Operating Officer until June 30, 2022, and President and Chief Executive Officer beginning July 1, 2022.

(2) To calculate CAP, the following adjustments were made to Summary Compensation Table total compensation, in accordance with SEC rules:

Compensation Actually Paid to PEO	2022 (Mr. Garland)	2022 (Mr. Lashier)	2021 (Mr. Garland)	2020 (Mr. Garland)
Summary Compensation Table Total	18,229,917	16,288,870	20,953,206	24,989,374
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(12,326,210)	(11,236,523)	(14,459,165)	(12,588,803)
Less, Change in Pension Value reported in Summary Compensation Table	—	(231,983)	—	(6,851,884)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	15,794,483	14,260,576	14,662,552	9,514,060
Plus, fair value as of vesting date of equity awards granted and vested in the year[(a)]	89,225	59,342	114,921	85,470
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	9,650,492	4,073,013	470,710	(6,371,181)
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	3,803,161	910,182	(1,835,338)	(7,136,027)
Plus, the value of dividends or other earnings paid on equity awards in the year	398,405	178,639	394,928	357,826
Plus, pension service cost for services rendered during the year	849,133	47,478	1,233,818	702,002
Compensation Actually Paid to PEO	36,488,607	24,349,594	21,535,633	2,700,837

(a) Represents value of RSUs withheld to satisfy Federal Insurance Contributions Act (FICA) tax obligations.

Average Compensation Actually Paid to Non-PEO NEOs	2022	2021	2020
Summary Compensation Table Total	7,564,734	8,163,303	6,290,976
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(5,081,089)	(5,575,650)	(3,332,826)
Less, Change in Pension Value reported in Summary Compensation Table	(84,081)	(196,955)	(765,023)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	6,388,526	5,407,971	2,531,727
Plus, fair value as of vesting date of equity awards granted and vested in the year[(a)]	26,925	38,733	16,332
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	2,188,370	102,802	(1,578,875)
Plus (less), year over year change in fair value of equity awards granted in prior years that vested in the year	735,558	(359,892)	(821,489)
Plus, the value of dividends or other earnings paid on equity awards in the year	135,895	150,681	133,668
Plus, pension service cost for services rendered during the year	144,581	86,265	144,488
Compensation Actually Paid to Non-PEO NEOs	12,019,418	7,817,258	2,618,978

(a) Represents value of RSUs withheld to satisfy FICA tax obligations.

(3) The Non-PEO NEOs reflected in columns (d) and (e) represent the following individuals: For 2022, Mr. Mitchell, Ms. Allen Sutherland, Mr. Mandell, and Mr. Roberts; for 2021, Mr. Lashier, Mr. Mitchell, Mr. Roberts, and Mr. Herman; and for 2020, Mr. Mitchell, Mr. Roberts, Mr. Herman, and Ms. Johnson.

(4) The Peer Group TSR in column (g) represents the weighted average market capitalization of our peer group used for purposes of Item 201(e) of Regulation S-K, which are: Delek US Holdings, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; PBF Energy Inc.; Valero Energy Corporation; CVR Energy Inc.; Dow Inc.; Westlake Chemical Corporation; LyondellBasell Industries N.V; ONEOK, Inc.; Targa Resources Corp.; and The Williams Companies, Inc.

(5) See Appendix B for a reconciliation of Adjusted PSP ROCE to the nearest GAAP financial measure.

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE

The charts that follow depict the relationship of "compensation actually paid" (CAP) to our PEOs and other NEOs to (i) the TSR of the Company and its peer group (as described in Footnote 4 above), (ii) the Company's net income, and (iii) the Company's annual non-GAAP Adjusted PSP ROCE. Pursuant to Item 402(v) of Regulation S-K, CAP reflects adjustments to the fair value of equity awards during the years presented. Changes in our stock price and the projected and actual achievement of our performance goals greatly impact the total CAP reported for each year presented. For example, our annual TSR performance of -37%, 3%, and 44% for 2020, 2021, and 2022, respectively, contributed to significant changes in CAP values reported for each year.

CAP versus Total Shareholder Return

The chart below shows the alignment between the PEO and other NEOs' CAP amounts and the Company's TSR. This is primarily due to the Company's use of equity incentives, which are tied directly to stock price performance and the Company's financial performance.



Compensation Actually Paid (CAP)
$ Thousands
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
160
140
120
100
80
60
40
20
0
Total Shareholder Return
Value of Initial Fixed $100 Investment
2,701
2,619
78.79
66.45
21,536
7,817
106.53
72.45
36,489
24,350
12,019
140.02
108.84
2020
2021
2022
CAP to First PEO
CAP to Second PEO
Average CAP to Non-PEO NEOs
Company TSR
Peer Group TSR

CAP versus Net Income (Loss)

As shown in the chart below, the Company's net income has significantly increased since 2020 primarily as a result of improved market conditions and strong operating results. In 2020, the pandemic challenged our operational and financial environment and we reported a net loss of approximately $3.7 billion. In 2021 and 2022, we realized strong performance and reported net income of approximately $1.6 billion and $11.4 billion, respectively. The recovery has positively impacted our stock price and therefore the PEO and other NEOs' CAP amounts increased in 2021 and 2022 as equity incentives are sensitive to changes in stock price.



Compensation Actually Paid (CAP)
$ Thousands
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
11,000
9,000
7,000
5,000
3,000
1,000
-1,000
-3,000
-5,000
Net Income, $ Millions
2,701
2,619
(3,714)
21,536
7,817
1,594
36,489
24,350
12,019
11,391
2020
2021
2022
CAP to First PEO
CAP to Second PEO
Average CAP to Non-PEO NEOs
Net Income

CAP versus Annual Adjusted PSP ROCE

The chart below shows the correlation between annual non-GAAP Adjusted PSP ROCE and CAP. Because CAP values both vested and outstanding equity using either the value of the award as of the vesting date or the change in value of the award with respect to the prior year end, we consider annual Adjusted PSP ROCE a better measure to show the correlation of company performance to CAP rather than the three-year performance period average non-GAAP Adjusted PSP ROCE we use to determine final payout of our PSP.



Compensation Actually Paid (CAP)
$ Thousands
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
$0
2,701
2,619
0.8%
21,536
7,817
8.5%
36,489
24.5%
24,350
12,019
2020
2021
2022
30%
25%
20%
15%
10%
5%
0%
Annual Adjusted PSP ROCE
CAP to First PEO
CAP to Second PEO
Average CAP to Non-PEO NEOs
Adjusted PSP ROCE

Most Important Measures Linking NEO Compensation to Performance

The items listed below represent the most important metrics we used to determine CAP for all fiscal years reported as further described in our Compensation Discussion and Analysis within the sections titled "Annual Incentive Compensation" and "Long-Term Incentive Compensation."

Most Important Performance Measures	• Adjusted EBITDA • Adjusted Controllable Costs • Adjusted PSP ROCE • 3-Year Relative TSR

Equity Compensation Plan Information

The following table sets forth information about Phillips 66 common stock that may be issued under all existing equity compensation plans as of December 31, 2022:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1,2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)[4]
Equity compensation plans approved by security holders	10,266,486	$84.97	14,867,234
Equity compensation plans not approved by security holders	—	—	—
Total	10,266,486	$84.97	14,867,234

(1) Includes awards issued under the Omnibus Stock and Performance Incentive Plan of Phillips 66, awards issued under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66 and awards issued under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66 .

(2) Includes an aggregate of 5,842,915 Stock Options issued to employees and 703,169 PSUs. The number of securities to be issued includes 3,720,402 RSUs, of which 169,520 were issued to non-employee directors. Some awards held by ConocoPhillips employees at our spin-off were adjusted or substituted with a combination of ConocoPhillips and Phillips 66 equity. Awards representing a total of 13,071,435 shares were issued to ConocoPhillips employees, of which 804,199 remain outstanding as of December 31, 2022. The awards issued to ConocoPhillips employees are included in the outstanding awards listed above.

(3) The weighted-average exercise price reflects the weighted-average price for outstanding Incentive Stock Options and Nonqualified Stock Options only. It does not include stock awards outstanding which do not have an exercise price.

(4) Total includes forfeited shares under the Omnibus Stock and Performance Incentive Plan of Phillips 66 that are now available for grant under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.

PROPOSAL 4



Ratification of the Appointment of Ernst & Young

The Board recommends that you vote **"FOR"** the proposal to ratify the appointment of Ernst & Young LLP for fiscal year 2023.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for fiscal year 2023. Ernst & Young has acted as the Company's independent registered public accounting firm continuously since 2011.

The Audit Committee annually considers the independence of the Company's independent auditors prior to the firm's engagement, and periodically considers whether a regular rotation of the independent auditors is necessary to assure continuing independence. The Audit Committee and its Chair are directly involved in the selection of Ernst & Young's lead engagement partner.

The Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young is in the best interests of the Company and its shareholders. We are asking you to vote on a proposal to ratify the appointment of Ernst & Young.

One or more representatives of Ernst & Young are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

The submission of this matter for approval by shareholders is not legally required, but the Board and the Audit Committee believe it provides an opportunity for shareholders to vote on an important aspect of corporate governance. If the shareholders do not ratify the selection of Ernst & Young, the Audit Committee will reconsider the selection of that firm as the Company's independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

ERNST & YOUNG LLP FEES

Audit services of Ernst & Young for fiscal year 2022 included an audit of our consolidated financial statements, an audit of the effectiveness of the Company's internal control over financial reporting, and services related to periodic filings made with the SEC. Additionally, Ernst & Young provided certain other services as described below. In connection with the audit of the 2022 consolidated financial statements, we entered into an engagement agreement with Ernst & Young that set forth the terms by which Ernst & Young performed audit services for us.

The Audit Committee is responsible for negotiating the audit fee associated with its retention of Ernst & Young. Ernst & Young's fees for professional services totaled $13.1 million for 2022 and $12.2 million for 2021, which consisted of the following:

Fees (in millions)	2022	2021
Audit Fees[1]	$ 12.2	$ 11.4
Audit-Related Fees[2]	$ 0.5	$ 0.6
Tax Fees[3]	$ 0.3	$ —
All Other Fees[4]	$ 0.1	$ 0.2
Total	**$ 13.1**	**$ 12.2**

(1) Fees for audit services related to the fiscal year consolidated audit, the audit of the effectiveness of internal controls over financial reporting, quarterly reviews, registration statements, comfort letters, statutory and regulatory audits and accounting consultations.

(2) Fees for audit-related services related to audits in connection with proposed or consummated acquisitions or dispositions, benefit plan audits, other subsidiary audits, special reports, and accounting consultations.

(3) Tax fees relate to tax compliance services and tax planning and advisory services.

(4) All other fees primarily include audit-related software and advisory services.

The Audit Committee has considered whether the non-audit services provided to Phillips 66 by Ernst & Young impaired the independence of Ernst & Young and concluded they did not.

Pre-Approval Policy

The Audit Committee has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other non-audit services that Ernst & Young may provide to the Company. All of the fees in the table above were approved in accordance with this policy. The policy (a) identifies the guiding principles that the Audit Committee must consider in approving services to ensure that Ernst & Young's independence is not impaired; (b) describes the audit, audit-related, tax and other services that may be provided and the non-audit services that are prohibited; and (c) sets forth pre-approval requirements for all permitted services. Under the policy, the Audit Committee must pre-approve all services to be provided by Ernst & Young. The Audit Committee has delegated authority to approve permitted services to its Chair. Such approval must be reported to the entire Audit Committee at its next scheduled meeting.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its responsibility to provide independent, objective oversight of the financial reporting functions and internal control systems of Phillips 66.

The Audit Committee currently consists of five non-employee directors. The Board has determined that each member of the Audit Committee satisfies the requirements of the NYSE as to independence, financial literacy and expertise. The Board has further determined that each of Charles M. Holley, John E. Lowe, and Denise L. Ramos is an audit committee financial expert as defined by the SEC.

The responsibilities of the Audit Committee are set forth in the written charter adopted by the Board of Directors, which is available in the *"Investors"* section of the Company's website under the caption *"Corporate Governance."* One of the Audit Committee's primary responsibilities is to assist the Board in its oversight of the integrity of the Company's financial statements. The following report summarizes certain of the Audit Committee's activities in this regard for 2022.

Review with Management. The Audit Committee has reviewed and discussed with management the audited consolidated financial statements of Phillips 66 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, included therein.

Discussions with Independent Registered Public Accounting Firm. The Audit Committee has discussed with Ernst & Young LLP, independent registered public accounting firm for Phillips 66, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with that firm its independence from Phillips 66.

Recommendation to the Phillips 66 Board of Directors. Based on its review and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of Phillips 66 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

AUDIT AND FINANCE COMMITTEE

John E. Lowe, Chairman
Julie L. Bushman
Charles M. Holley
Denise L. Ramos
Denise R. Singleton

Shareholder Proposal

We communicate proactively and transparently on issues of interest to the Company and our shareholders, including the topics presented in the shareholder proposal on the following page. You can read more about our engagement with our shareholders under *Shareholder Outreach and Responsiveness*. As discussed in that section, we communicate with shareholders throughout the year to gather feedback and enhance our disclosures or other practices on an ongoing basis. When we receive shareholder proposals, our process includes contacting the proponent to discuss the proposal, the concerns raised, and whether additional engagements could resolve the proponent's concerns. This engagement seeks to understand the proponent's interests and how the Company can address or alleviate concerns raised in the proposal, either by discussion of actions and efforts the Company has planned or underway, or by providing information of which the proponent may not be aware. We followed our normal practice of engagement with the proponent of the proposal included herein.

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. The Board generally opposes proposals requesting specially-developed reports or initiatives that it believes are overly prescriptive, since these do not necessarily add shareholder value and may not reflect the actions we are already taking to address such issues, the decisions we have made in prioritizing our initiatives, or the unique and evolving nature of our operations. Additionally, producing special reports is often not a good use of limited company resources. Many of the issues raised in the following proposal are discussed in the sustainability report issued by our 50-50 joint venture CPChem and our Sustainability Report, which is available on our website at www.phillips66.com. Information on our website is not incorporated by reference into this Proxy Statement.

PROPOSAL 5



Shareholder Proposal Requesting Audited Report on Impact to Chemicals Business under the System Change Scenario

The Board recommends that you vote **“AGAINST”** proposal 5.

As You Sow, located at 2020 Milvia Street, Suite 500, Berkeley, California, has notified Phillips 66 that it intends to present the following proposal on behalf of Handlery Hotels, Inc. and Meyer Memorial Trust (S) at the 2023 Annual Meeting. As You Sow has indicated that Meyer Memorial Trust (S) holds 1,944 shares of Phillips 66 common stock and Handlery Hotels, Inc. holds 9,888 shares of Phillips 66 common stock in accordance with the requirements of Rule 14a-8.

WHEREAS: Plastics, with a lifecycle social cost at least ten times higher than its market price, actively threaten the world’s oceans, wildlife, and public health.[1] Concern about the growing scale and impact of global plastic pollution has elevated the issue to crisis levels.[2] Of particular concern are single-use plastics (SUPs),[3] which make up the largest component of the 11 million metric tons of plastic ending up in waterways annually.[4] Without drastic action, this amount could triple by 2040.[5]

In response to the plastic pollution crisis, countries and major packaging brands are beginning to drive reductions in virgin plastic use.[6,7] Several studies demonstrate that a shift away from virgin plastic production is critical to curbing the flow of plastic into oceans.[8] One of the most robust pathways is presented in the widely respected Breaking the Plastic Wave report, which finds that plastic leakage into the ocean can be reduced 80 percent under its System Change Scenario (SCS), which includes a significant absolute reduction of virgin SUPs.[9,10]

BP has recognized the potential disruption that global SUP reductions could have on the oil industry in its 2019 Outlook, finding that a global SUP ban by 2040 would reduce oil demand growth by 60 percent.[11]

The future under the SCS – built partially on recycled plastics and circular business models – looks drastically different than today’s linear take-make-waste production model. Several implications of the SCS, including a one-third absolute demand reduction (mostly of virgin SUPs) and immediate reduction of new investment in virgin production, are at odds with the Company’s planned investments.

Chevron Phillips Chemical Company (CPChem), jointly owned by Phillips 66 and Chevron, is estimated to be the 15th largest global producer of SUP-bound polymers, with 1.8 million metric tons produced in 2019, an estimated 42 percent of total production.[12] The Company’s core business model of producing virgin plastics from fossil fuels is rapidly expanding. As partial owner of CPChem, Phillips 66 faces growing risk from CPChem’s continued investment in virgin plastic production infrastructure.

RESOLVED: Shareholders request that Phillips 66 issue an audited report addressing whether and how a significant reduction in virgin plastic demand, as set forth in Breaking the Plastic Wave’s System Change Scenario to reduce ocean plastic pollution, would affect the Company’s financial position and the assumptions underlying its financial statements. The report should be at reasonable cost and omit proprietary information.

SUPPORTING STATEMENT: Proponents recommend that, at Board discretion, the report include:

- Quantification of the Company's polymer production for SUP markets;
- A summary of the Company's existing and planned investments that may be materially impacted by the SCS;
- Plans or goals to shift its business model from virgin to recycled plastics and use recycling technologies that are cost-effective, process and energy efficient, and environmentally sound.

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(1) https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf

(2) https://www.unep.org/resources/pollution-solution-global-assessment-marine-litter-and-plastic-pollution

(3) https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L0904&from=EN#page=8

(4) https://www.minderoo.org/plastic-waste-makers-index/findings/executive-summary/

(5) https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

(6) https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear

(7) https://www.edie.net/news/5/Ellen-MacArthur-Foundation--Plastic-use-by-big-businesses-likely-to-peak-in-2021/

(8) https://www.theguardian.com/environment/2021/jul/01/call-for-global-treaty-to-end-production-of-virgin-plastic-by-2040

(9) https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

(10) https://www.science.org/doi/full/10.1126/science.aba9475

(11) https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bpenergy-outlook-2019.pdf#page=18

(12) https://www.minderoo.org/plastic-waste-makers-index/data/flows/#/sankey/global/10

BOARD OF DIRECTORS' RESPONSE TO SHAREHOLDER PROPOSAL REQUESTING AUDITED REPORT ON IMPACT TO CHEMICALS BUSINESS UNDER THE SYSTEM CHANGE SCENARIO

The Board has carefully considered this proposal and, for the reasons set forth below, does not believe that it is in the best interests of the Company and its shareholders, and unanimously recommends a vote "AGAINST" the proposal.

This proposal is already substantially addressed by recent analysis from CPChem, the findings of which are publicly available in its Sustainability Report released in August 2022, *Accelerating Change for a Sustainable Future*, and its Climate Risk Report.

CPChem conducts and discloses scenario analysis considering various demand outlooks to test its portfolio, assess its strategy, and evaluate financial impacts. In contrast to the range of scenarios CPChem evaluates, the proposal asks for a single, specific scenario that implies certainty about the future of the plastics market that we believe do not exist.

The range of scenarios[1] evaluated by CPChem include:

- "Business as usual" considering GDP and middle-class growth as drivers for polyethylene production investment,
- "Increased Recycling" driven by demand for circular plastics by consumer goods companies and regulatory mandates and
- "Advanced Circular Economy" resulting from increased legislation, carbon emission reductions and advancements in circular technology.

CPChem's assets show long-term resilience under multiple market conditions through increased revenue growth. This analysis is detailed in CPChem's Sustainability Report and Climate Risk Report, both available on www.cpchem.com/sustainability.

Relevant business risks are already disclosed in the Company's financial information and presenting a singular scenario that the Company does not deem informative can create confusion for investors regarding the Company's views of relevant business risks.

An audited report will divert money and people resources from Phillips 66 and CPChem, that would be better spent on advancing recycling, operating excellence, and environmental stewardship.

CPChem has targets to increase its circular polymer production and its resources are better focused on executing on this commitment.

CPChem has set a meaningful target to annually produce 1 billion pounds of Marlex® Anew™ Circular Polyethylene by 2030. It is working toward this goal by becoming the first company to announce commercial-scale production of polymers in the U.S. using advanced recycling technology, achieving its first commercial sales of circular polymers, and securing long-term agreements for circular feedstocks.

We are focused on realistic, actionable solutions to eliminate plastic waste from our operations.

Plastics are part of modern life and provide value to society now and for decades to come. CPChem's plastics are converted into products that serve healthcare, agriculture, transportation, construction, and other industries. As the world continues to work through the energy transition, plastics are a key solution for businesses seeking to lower emissions and participate in circular solutions.[2, 3, 4]

As a founding member of the Alliance to End Plastic Waste, CPChem collaborates with more than 90 companies to support organizations to eliminate plastic waste via investments in infrastructure, cleanup, education, engagement, and innovation. Members have collectively committed to $1.5 billion over five years to design and scale realistic solutions.

The Company and CPChem have engaged with the proponent and could not agree to a resolution. CPChem already analyzes and discloses a range of scenarios considering various demand outlooks that provides decision-useful information to shareholders.

Accordingly, the Board of Directors recommends voting AGAINST this proposal.

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[1] Bloomberg BNEF May 5, 2020, Circular Economy Series, CPChem “Climate Impact of Plastics"

[2] "Climate Impact of Plastics", McKinsey & Company, July 2022. https://www.mckinsey.com/industries/chemicals/our-insights/climate-impact-of-plastics

[3] "Global Energy and Natural Resources Report 2022", Bain & Company https://www.bain.com/globalassets/noindex/2022/bain_report_global-energy-and-natural-resources-2022.pdf

[4] "The plastics industry must go under the knife for a more sustainable future", Wood Mackenzie, Nov, 18, 2021, https://www.woodmac.com/press-releases/the-plastics-industry-must-go-under-the-knife-for-a-more-sustainable-future/

Beneficial Ownership of Phillips 66 Securities

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding persons who we know to be the beneficial owners of more than five percent of our issued and outstanding common stock as of March 15, 2023. The information is based on reports filed by such person with the SEC:

Name and Address	Number of Shares	Percent of Class
The Vanguard Group[(1)] 100 Vanguard Blvd. Malvern, PA 19335	50,216,131	10.62%
BlackRock, Inc.[(2)] 55 East 52nd Street New York, NY 10055	37,326,049	7.90%
State Street Corporation[(3)] One Lincoln Street Boston, MA 02111	32,689,120	6.92%

(1) Based solely on an Amendment to Schedule 13G filed with the SEC on February 9, 2023, by The Vanguard Group. The Amendment to Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 670,300 shares of common stock, sole dispositive power for 48,243,781 shares of common stock and shared dispositive power for 1,972,350 shares of common stock.

(2) Based solely on an Amendment to Schedule 13G filed with the SEC on February 3, 2023, by BlackRock, Inc. on behalf of itself, BlackRock Life Limited; BlackRock International Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; FutureAdvisor, Inc.; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. The Amendment to Schedule 13G reports sole voting power for 33,911,002 shares of common stock, no shared voting power for shares of common stock, sole dispositive power for 37,326,049 shares of common stock and no shared dispositive power for shares of common stock.

(3) Based solely on an Amendment to Schedule 13G filed with the SEC on February 3, 2023, by State Street Corporation on behalf of itself, State Street Bank And Trust Company; SSGA Funds Management, Inc.; State Street Global Advisors Europe Limited; State Street Global Advisors Limited; State Street Global Advisors Trust Company; State Street Global Advisors, Australia, Limited; State Street Global Advisors (Japan) Co., Ltd.; State Street Global Advisors Asia Limited; State Street Global Advisors, Ltd.; State Street Global Advisors Singapore Limited; and State Street Saudi Arabia Financial Solutions Company. The Amendment to Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 30,551,010 shares of common stock, sole dispositive power for no shares of common stock and shared dispositive power for 32,658,855 shares of common stock.

SECURITIES OWNERSHIP OF OFFICERS AND DIRECTORS

This table lists the beneficial ownership of our common stock as of February 15, 2023, by all directors and nominees, the executive officers named in the Summary Compensation Table, and by all of our directors and executive officers as a group. Together these individuals beneficially own less than one percent of our common stock.

	Number of Shares or Units		
Name of Beneficial Owner	**Shares Beneficially Owned**	**Restricted or Deferred Stock Units[1]**	**Options Exercisable within 60 Days[2]**
Mr. Garland	597,066	86,169	1,105,899
Mr. Lashier	7,185	77,462	66,032
Mr. Mandell	19,308	27,143	158,366
Mr. Mitchell	68,048	41,657	311,033
Mr. Roberts	21,463	32,822	166,299
Ms. Sutherland	—	47,567	11,766
Mr. Adams	18,596	—	—
Ms. Bushman	—	9,005	—
Ms. Davis	7,859	—	—
Mr. Hayes	10,250	4,049	
Mr. Holley	77	12,146	—
Mr. Lowe	40,000	37,476	—
Ms. Ramos	—	18,243	—
Ms. Singleton	—	5,544	—
Mr. Terreson	—	5,544	—
Mr. Tilton	28,400	37,476	—
Dr. Whittington	10,000	37,476	—
Directors and Executive Officers as a Group (20 Persons)	852,699	528,663	19,700,694

(1) Includes RSUs and deferred stock units that may be voted or sold only upon the passage of time.

(2) Includes beneficial ownership of shares of common stock which may be acquired within 60 days of February 15, 2023, through stock options awarded under compensation plans.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and the NYSE. Such executive officers, directors and stockholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during the year ended December 31, 2022, we believe that for 2022, all required reports were filed on a timely basis under Section 16(a), except:

- A Form 4 was filed on April 5, 2022, reporting the withholding of 383 shares to satisfy FICA withholding taxes for Mr. Roberts. The withholding of the shares should have occurred on August 4, 2020, but did not occur until February 4, 2022. The delay in processing and reporting the transaction was due to an administrative error.
- A Form 4 was filed on June 22, 2022, reporting a grant of 34,258 RSUs to Ms. Sutherland on January 17, 2022. This report was filed late due to an administrative error.

Additional Information

ABOUT THE ANNUAL MEETING

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are a Phillips 66 shareholder of record as of March 15, 2023, and Phillips 66's Board of Directors is soliciting your proxy to vote your shares at the 2023 annual meeting of shareholders. This Proxy Statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize Mark E. Lashier, our President and Chief Executive Officer, and Vanessa Allen Sutherland, our Executive Vice President, Government Affairs, General Counsel and Corporate Secretary, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our 2023 Annual Meeting include the Notice of 2023 Annual Meeting of Shareholders (the "Annual Meeting Notice"), this Proxy Statement (the "Proxy Statement"), and Phillips 66's Annual Report on Form 10-K for the year ended December 31, 2022 (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card or voting instruction form and pre-paid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement and Annual Report are being made available at www.proxyvote.com and are being mailed, along with the accompanying proxy card or voting instruction form, to applicable shareholders beginning on or about March 30, 2023.

Why did I receive a notice regarding the internet availability of proxy materials instead of a full set of proxy materials?

We are furnishing proxy materials to our shareholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, we are mailing to many of our shareholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Shareholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other shareholders, including shareholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our shareholders, reduces the cost of producing and mailing the full set of proxy materials and helps us contribute to sustainable practices.

If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access the proxy materials and vote on the Internet. If you received a notice by mail and would like to receive paper copies of our proxy materials in the mail, you may call 1-800-579-1639 or send an email to sendmaterial@proxyvote.com to request a printed copy of our proxy materials.

Who is entitled to vote at the meeting?

The record date for the meeting is March 15, 2023. Only shareholders of record as of the close of business on that date are entitled to vote at the meeting. Each share of common stock is entitled to one vote for all matters before the meeting. At the close of business on March 15, 2023, the record date, there were 460,912,786 shares of common stock outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" (or "registered holder") of those shares, and the Notice of Internet Availability or proxy materials have been provided directly to you by Phillips 66.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability or proxy materials (including a voting instruction form) are being forwarded to you by your bank, brokerage firm or other nominee (the "bank or broker"). As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by following the instructions on the Notice of Internet Availability or voting instruction form for voting on the Internet or by telephone (if made available by your bank or broker with respect to any shares you hold in street name), or by completing and returning the voting instruction form, and the bank or broker is required to vote your shares in accordance with your instructions.

Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. See "— How will broker non-votes be treated?" below.

What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?

If you receive more than one Notice of Internet Availability, proxy card or voting instruction form that means your shares are registered differently and are held in more than one account. To ensure that all of your shares are voted, please vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name), or sign and return by mail all proxy cards and voting instruction forms.

How can shareholders help Phillips 66 reduce mailing costs?

If you vote on the Internet, you may elect to have next year's proxy materials delivered to you electronically. We strongly encourage you to enroll in electronic delivery. Opting to receive your proxy materials electronically will reduce the cost of producing and mailing documents and help us contribute to sustainable practices.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person (online) or represented by proxy, of the holders of a majority of the shares of outstanding common stock on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

How do I vote?

You can vote either in person at the meeting or by proxy.

This Proxy Statement, the accompanying proxy card and the Annual Report are being made available to shareholders on the internet at www.proxyvote.com through the notice and access process. The Annual Report contains consolidated financial statements and reports of the independent registered public accounting firm, management's discussion and analysis of financial condition and results of operations, and other information.

To vote by proxy, you must do one of the following:

- Vote over the Internet (instructions are on the proxy card).
- Vote by telephone (instructions are on the proxy card).
- If you elected to receive a hard copy of your proxy materials, fill out the enclosed proxy card, date and sign it, and return it in the enclosed postage-paid envelope.

If you hold your Phillips 66 stock in a brokerage account (that is, in "street name"), your ability to vote by telephone or over the internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form carefully.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy.

How do I vote if I hold my stock through a Phillips 66 employee benefit plan?

If you hold your stock through a Phillips 66 employee benefit plan, you must either:

- Vote over the internet (instructions are in the email sent to you or on the notice and access form).
- Vote by telephone (instructions are on the notice and access form).
- If you elected to receive a hard copy of your proxy materials, fill out the enclosed voting instruction form, date and sign it, and return it in the enclosed postage-paid envelope.

You will receive a separate voting instruction form for each employee benefit plan in which you hold Phillips 66 stock. Please pay close attention to the deadline for returning your voting instruction form to the plan trustee. The voting deadline for each plan is set forth on the voting instruction form. Please note that different plans may have different deadlines.

Do I have to register in advance to attend the meeting?

We will have a virtual-only annual meeting of shareholders in 2023. The meeting will be conducted exclusively via live audio webcast. You do not have to register in advance to attend the virtual meeting. To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/PSX2023 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:45 a.m. Central Time on May 10, 2023. The meeting will begin promptly at 9:00 a.m. Central Time on May 10, 2023. See below for additional details. If the Notice of Internet Availability or voting instruction form that you received does not indicate that you may vote your shares through the www.proxyvote.com website, you should contact your bank, broker or other nominee (preferably at least 5 days before the meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in or vote at the meeting).

Who can attend the Annual Meeting?

Shareholders of record and "street name" holders at the close of business on March 15, 2023 can attend the meeting by accessing www.virtualshareholdermeeting.com/PSX2023 and entering the 16-digit control number included in the proxy materials. Please note that the www.virtualshareholdermeeting.com/PSX2023 website will not be active until approximately two weeks before the meeting date.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/PSX2023 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote if you participate as a guest. See "Virtual Meeting Information" below for additional details.

How can I revoke my proxy?

You can revoke your proxy by sending written notice of revocation of your proxy to our Corporate Secretary so that it is received prior to 5:00 p.m., Central Time, on May 9, 2023.

If you hold your Phillips 66 stock in street name, you may revoke any voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or you may also attend the virtual annual meeting and vote online during the meeting, which will replace any previous votes (however, attending the meeting virtually, without voting, will not revoke a proxy).

Can I change my vote after I submit my proxy?

Yes. You can change your vote at any time before the polls close at the Annual Meeting, which will void any earlier vote. You can change your vote by:

- voting again by telephone or over the Internet prior to 11:59 p.m., Eastern Time, on May 9, 2023;
- signing another proxy card with a later date and returning it to us prior to the meeting; or
- voting again at the meeting.

If you hold your Phillips 66 stock in street name, you must contact your bank, brokerage firm, or other nominee holding the shares to obtain information regarding changing your voting instructions.

Who counts the votes?

We hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot, and appointed Natalie Hairston of American Election Services to act as Inspector of Election.

Will my shares be voted if I don't provide my proxy and don't attend the Annual Meeting?

For shares held in your name, if you do not provide a proxy or vote your shares at the Annual Meeting, those shares will not be voted.

If you hold shares in street name (i.e., you own your shares through a brokerage, bank, or other institutional account), you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to Phillips 66. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the meeting.

Voting your shares will help to ensure that your interests are represented at the meeting.

What are the votes required to elect each director nominee and approve the other proposals?

For Proposal 1, as required by Phillips 66's By-Laws, each nominee requires the affirmative vote of a majority of the votes cast in person or by proxy at the meeting.

For Proposal 2, as required by Phillips 66's Certificate of Incorporation, the affirmative vote of the holders of 80% of the outstanding shares of stock entitled to vote is required to approve Proposal 2.

Proposals 3, 4, and 5 require approval of the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

If you do not give your broker instructions on how to vote your shares, the broker will return the proxy card without voting on proposals that are non-routine. This is a broker non-vote. Without instructions from you, the broker may not vote on any proposals other than the ratification of Ernst & Young LLP as our independent registered public accounting firm for 2023.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals (Proposals 2, 3, 4 and 5), abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker. Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a “broker non-vote” for the matters on which the broker does not vote.

Broker non-votes will be treated as shares present for quorum purposes, but they are not considered as votes cast or entitled to vote and will not be counted in determining the outcome of the vote on the election of directors (Proposal 1) or on Proposals 3, 4 or 5. Proposal 2 requires the affirmative “FOR” vote of 80% of outstanding shares entitled to vote. Therefore, a broker non-vote has the same effect as a vote against this proposal.

Will the meeting be webcast?

The 2023 Annual Meeting will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/PSX2023, and is available to Phillips 66’s shareholders as of the record date. Guests may also attend the virtual meeting. A replay of the meeting will be available on the Events and Presentations page of the Investor Relations section of our website (investors.Phillips66.com) approximately 24 hours after the meeting ends and will remain available on our website for at least one month following the meeting.

What if I return my proxy but don’t vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote, your shares will be voted “FOR” the director nominees listed on the card; the declassification of the Board of Directors; the approval of the compensation of our named executive officers; and the ratification of Ernst & Young LLP as the independent registered public accounting firm for Phillips 66 for fiscal year 2023. Your shares will be voted “AGAINST” the shareholder proposal.

Could other matters be decided at the Annual Meeting?

We are not aware of any other matters to be presented at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in your proxy will vote in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy.

Will my vote be kept confidential?

The Board of Directors has a policy that shareholder proxies, ballots, and tabulations that identify shareholders are to be maintained in confidence. No such document will be available for examination, and the identity and vote of any shareholder will not be disclosed, except as necessary to meet legal requirements and allow the inspectors of election to certify the results of the shareholder vote. The policy also provides that inspectors of election must be independent and cannot be employees of the Company.

VIRTUAL MEETING INFORMATION

The 2023 Annual Meeting will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/PSX2023. There will not be a physical location for the 2023 Annual Meeting, and you will not be able to attend the 2023 Annual Meeting in person.

To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/PSX2023 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:45 a.m. Central Time on May 10, 2023. The meeting audio webcast will begin promptly at 9:00 a.m. Central Time on May 10, 2023.

The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software and plug-ins. Please ensure that you have a strong internet connection wherever you intend to participate in the meeting. Please also give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Shareholders will be able to submit questions live during the virtual meeting by typing the question into the “Ask a Question” field and clicking submit. We will answer questions that comply with the meeting rules of conduct during the meeting, subject to time constraints. If we receive substantially similar questions, we will group such questions together. Questions that we do not have time to answer during the meeting will be addressed by direct response or posted to our website following the meeting, depending on the subject matter. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/PSX2023 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions, vote, or examine the list of shareholders during the meeting if you participate as a guest. An archived copy of the audio webcast will be made available on our website (investor.phillips66.com) after the meeting and will remain available for at least one month following the meeting.

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 8:45 a.m. Central Time and until the meeting has finished.

GENERAL INFORMATION

The principal executive offices of Phillips 66 are located at 2331 CityWest Blvd., Houston, Texas 77042.

Printed copies of our Corporate Governance Guidelines, Code of Business Ethics and Conduct, charters for each of the committees of the Board of Directors and our Annual Report on Form 10-K for the year ended December 31, 2022, including the audited financial statements and the financial statement schedules, are available without charge to shareholders upon written request to Phillips 66, 411 S. Keeler, Bartlesville, Oklahoma, 74003 or via the internet at www.phillips66.com. We will furnish the exhibits to our Annual Report on Form 10-K upon payment of our copying and mailing expenses. In addition, the information on any website referenced in this Proxy Statement, including www.phillips66.com is not deemed to be part of or incorporated by reference into this Proxy Statement.

PROXY SOLICITATION

We will bear all costs of this proxy solicitation. In addition to soliciting proxies by this distribution, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. We will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. We have retained Alliance Advisors to assist in the solicitation of proxies for a fee of $20,000 plus reimbursement of certain disbursements and expenses.

HOUSEHOLDING

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or proxy materials, unless contrary instructions have been received from one or more of these shareholders. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding and receive full sets of the proxy materials will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If your household only received a single set of proxy materials or you hold shares in more than one account and in either case you prefer to receive separate copies or you received multiple copies of the proxy materials and only wish to receive a single copy, please contact Broadridge by calling 800-579-1639, through the internet at *www.proxyvote.com*, or by email at *sendmaterial@proxyvote.com*.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Shareholder Proposals for the 2024 Annual Meeting

Shareholder proposals (other than director nominations) intended to be presented at Phillips 66's 2024 annual meeting must be received no later than December 2, 2023, and must comply with applicable SEC rules, including Rule 14a-8, to be eligible for inclusion in our proxy materials for next year's meeting. Proposals should be addressed to Phillips 66, Attention: Corporate Secretary, 2331 CityWest Blvd., Houston, Texas 77042.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph or in the proxy access director nominations section below), but is instead sought to be presented directly at the 2024 annual meeting, including director nominations, our By-Laws require shareholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the By-Laws (which includes information required under Rule 14a-19), must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2024 annual meeting of shareholders, our By-laws require notice to be delivered to or mailed and received by the Corporate Secretary at the address listed above, as early as January 11, 2024, but no later than February 10, 2024.

Proxy Access Director Nominations

Our proxy access bylaw permits up to 20 shareholders owning 3% or more of our outstanding shares continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws.

Phillips 66's By-Laws require shareholders to give advance notice of any proxy access director nomination. The required notice, which must include the information and documents set forth in the By-Laws, must be given no more than 120 days and no less than 90 days prior to the anniversary of the date that Phillips 66 mailed its proxy statement for the prior year's annual meeting. Accordingly, with respect to our 2024 annual meeting, our By-Laws require notice to be received by the Corporate Secretary at the address listed above, as early as January 11, 2024, but no later than February 10, 2024.

Additional Information

Our By-Laws are available under "Documents and Charters" on the Corporate Governance page of the Investors section of our website at investor.phillips66.com. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a shareholder that is not made in accordance with our By-Laws.

Appendix A

Certificate of Amendment to the Amended and Restated Certificate of Incorporation

of

Phillips 66

Phillips 66, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

1. That Article FIFTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

FIFTH: A. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors. The total number of directors constituting the entire Board shall be not less than six nor more than twenty as determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. ~~The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, each with a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified. Unless otherwise required by law, any vacancy on the Board of Directors or newly created directorship may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been appointed expires and until their successors are duly elected and qualified, or until their earlier death, resignation, removal or departure from the Board of Directors for other cause.~~

Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances:

(1) Commencing with the election of directors at the 2024 annual meeting of stockholders, there shall be two classes of directors: (i) the directors in the class elected at the 2022 annual meeting of stockholders and having a term that expires at the 2025 annual meeting of stockholders, and (ii) the directors in the class elected at the 2023 annual meeting of stockholders and having a term that expires at the 2026 annual meeting of stockholders. Directors elected at the 2024 annual meeting of stockholders shall be elected for a one-year term expiring at the 2025 annual meeting of stockholders.

(2) Commencing with the election of directors at the 2025 annual meeting of stockholders, there shall be one class of directors: those directors elected at the 2023 annual meeting of stockholders and having a term that expires at the 2026 annual meeting of stockholders. Directors elected at the 2025 annual meeting of stockholders shall be elected for a one-year term expiring at the 2026 annual meeting of stockholders.

(3) From and after the election of directors at the 2026 annual meeting of stockholders, the Board of Directors shall cease to be classified and the directors elected at the 2026 annual meeting of stockholders (and each annual meeting of stockholders thereafter) shall be elected for a term expiring at the following annual meeting of stockholders.

Unless otherwise required by law, in the event of any increase or decrease in the authorized number of directors at any time when the Board of Directors is divided into a class or classes, each director then serving as a member of a class of directors shall continue as a director of the class of which he or she is a member until the expiration of the director's term or the director's death, retirement, resignation, or removal. Each newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, though less than a quorum,

or by a sole remaining director, pursuant to Section 223 of the DGCL. Any director elected to fill a newly created directorship that results from an increase in the number of directors shall be elected for a term expiring at the next annual meeting of stockholders and until their successor is duly elected and qualified, or until their earlier death, retirement, resignation, removal or departure from the Board of Directors for other cause, and any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of the predecessor director. Current directors serving in a class that was elected for a three-year term at the annual meetings of stockholders held from 2021 through 2023 may be removed only for cause. All other directors may be removed either with or without cause.

Notwithstanding the foregoing, whenever the holders of outstanding shares of one or more series of Preferred Stock are entitled to elect a director or directors of the Corporation separately as a series or together with one or more other series pursuant to a resolution of the Board of Directors providing for the establishment of such series, such director or directors shall not be subject to the foregoing provisions of this Article FIFTH, and the election, term of office, removal and filling of vacancies in respect of such director or directors shall be governed by the resolution of the Board of Directors so providing for the establishment of such series and by applicable law.

~~B. Subject to applicable law, any director or the entire Board of Directors may only be removed with cause, such removal to be by the affirmative vote of the shares representing at least a majority of the votes entitled to be cast by the Voting Stock.~~

~~Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of Preferred Stock are entitled to elect directors of the Corporation pursuant to the provisions applicable in the case of arrearages in the payment of dividends or other defaults contained in the resolution or resolutions of the Board of Directors providing for the establishment of any such series, any such director of the Corporation so elected may be removed in accordance with the provisions of such resolution or resolutions.~~

~~C~~***B***. There shall be no limitation on the qualification of any person to be a director or on the ability of any director to vote on any matter brought before the Board or any Board committee, except (i) as required by applicable law, (ii) as set forth in this Certificate of Incorporation or (iii) any By-Law adopted by the Board of Directors with respect to the eligibility for election as a director or the qualification for continuing service as a director upon reaching a specified age or, in the case of employee directors, with respect to the qualification for continuing service of directors upon ceasing employment from the Corporation.

~~D~~***C***. Except as (i) required by applicable law or (ii) set forth in this Certificate of Incorporation, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors.

~~E~~***D***. The following provisions are inserted for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The By-Laws of the Corporation may be adopted, altered, amended or repealed (i) by the affirmative vote of the shares representing a majority of the votes entitled to be cast by the Voting Stock; PROVIDED, HOWEVER, that any proposed alteration, amendment or repeal of, or the adoption of any By-Law inconsistent with, Section 3, 7, 10, 11, 12 or 13 of Article II of the By-Laws or Section 1, 2 or 11 of Article III of the By-Laws or Section 4, 5 or 12 of Article IV of the By-Laws (in each case, as in effect on the date hereof), or the alteration, amendment or the repeal of, or the adoption of any provision inconsistent with, this sentence, by the stockholders shall require the affirmative vote of shares representing not less than 80% of the votes entitled to be cast by the Voting Stock; and PROVIDED, FURTHER, HOWEVER, that in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, amendment, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (ii) by action of the Board of Directors of the Corporation; provided, however, that in the case of any such action at a meeting of the Board of Directors, notice of the proposed alteration, amendment, repeal or adoption of the new By-Law or By-Laws must be given not less than two days prior to the

meeting. The Provisions of this paragraph (~~*E*~~D)(1) of this Article FIFTH are subject to Section 12 of Article ***II***~~IV~~ of the By-Laws.

(2) In addition to the powers and authority herein before or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; PROVIDED, HOWEVER, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

2. The foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, duly authorized, as of the __ day of ___________ 2023.

Phillips 66

By: ______________________

Name:

Title:

Appendix B

NON-GAAP FINANCIAL MEASURES

Adjusted PSP ROCE

We believe that Adjusted PSP ROCE is an important metric for evaluating the quality of capital allocation decisions, measuring portfolio value, and measuring the efficiency and profitability of capital investments. The Compensation Committee uses this measure as a factor in its assessment of management's performance. Adjusted PSP ROCE is a ratio, the numerator of which is net income (loss) adjusted for items management does not consider to be representative of the Company's underlying operating performance plus after-tax interest expense, and the denominator of which is average adjusted total equity plus total debt. A reconciliation of ROCE calculated using GAAP amounts to Adjusted PSP ROCE is set forth below.

	Millions of Dollars (except as indicated)			
	Average 2020-2022	**2022**	**2021**	**2020**
Numerator				
Net Income (Loss)		$ 11,391	$ 1,594	$ (3,714)
After-tax interest expense		489	459	394
ROCE earnings (loss) - GAAP		11,880	2,053	(3,320)
Adjustments		(1,787)	956	3,598
ROCE earnings (as used in PSP)		**$10,093**	**$ 3,009**	**$ 278**
Denominator				
Average capital employed[1] - GAAP		43,691	36,751	38,174
In-process capital and other		(2,488)	(1,339)	(2,244)
Average capital employed - as used in PSP		**$41,243**	**$35,412**	**$35,930**
ROCE - GAAP	8.0%	27.2%	5.6%	(8.7)%
Adjusted PSP ROCE[2]	11.2%	24.5%	8.5%	0.8%

[1] Total equity plus total debt.

[2] Average may not foot due to rounding.

Net Debt-to-Capital Ratio

Year Ended December 31, 2022	**Millions of Dollars (except as Indicated)**
Total Debt	$ 17,190
Total Equity	$ 34,106
Debt-to-Capital Ratio	**34%**
Total Cash	$ 6,133
Net Debt-to-Capital Ratio	**24%**

Adjusted VCIP EBITDA

Adjusted VCIP EBITDA is a non-GAAP financial measure because it adjusts net income (loss) to exclude depreciation and amortization, net interest expense and income taxes, as well as certain items of expense or income that management does not consider representative of our operating performance. Management uses this measure as a factor in its assessment of performance for the purposes of compensation decisions. A reconciliation of net income (loss), the most directly comparable GAAP financial measure, to Adjusted VCIP EBITDA is set forth below.

	Millions of Dollars		
Year Ended December 31	**2022**	**2021**	**2020**
Net Income (Loss)	**$ 11,391**	**$ 1,594**	**$ (3,714)**
Plus:			
Income tax expense (benefit)	3,248	146	(1,250)
Net interest expense	537	583	485
Depreciation and amortization (D&A)	1,629	1,605	1,395
EBITDA	**$16,805**	**$ 3,928**	**$(3,084)**
Adjustments:			
Impairments	—	1,496	4,241
Impairments by equity affiliates	—	—	15
Pending claims and settlements	—	—	(37)
Certain tax impacts	—	(11)	(6)
Pension settlement expense	—	77	81
Lower-of-cost-or-market inventory adjustments	—	—	(55)
Hurricane-related costs	(21)	45	43
Asset dispositions	—	—	(93)
Winter-storm-related costs	—	51	—
Alliance shutdown-related costs	20	31	—
Regulatory costs	70	(88)	—
Restructuring costs	177	—	—
Merger transaction costs	13	—	—
Gain related to merger of businesses	(3,013)	—	—
Proportional share of selected equity affiliates income taxes, net interest and D&A	1,106	1,236	1,291
Adjusted EBITDA attributable to joint venture partners' noncontrolling interests	(427)	(81)	(37)
Adjusted EBITDA attributable to public ownership interest in PSXP	(82)	(393)	(353)
NOVONIX unrealized gain[1]	442	(370)	—
Adjusted VCIP EBITDA	**$15,090**	**$ 5,921**	**$ 2,006**

[1] Represents the change in value, including foreign exchange impacts, of our investment in NOVONIX.

Adjusted Controllable Costs

Adjusted Controllable Costs is a non-GAAP financial measure of how effectively we manage costs versus internal targets. Management uses this measure as a factor in its assessment of performance for the purposes of compensation decisions. Adjusted Controllable Costs excludes certain costs that management believes are not directly relevant to compensation decisions. A reconciliation of the sum of operating expenses and selling, general and administrative expenses, the most directly comparable GAAP measures, to Adjusted Controllable Costs is set forth below.

Year Ended December 31, 2022	Millions of Dollars
Operating Expenses	**$ 6,111**
Selling, General and Administrative Expenses	**$ 2,168**
Less:	
Utilities	1,312
Turnarounds & Catalyst Change-Out	771
Bank Card Fees	428
2022 Actuals	5,768
Less:	
Certain employee benefits	284
Foreign currency	(101)
DCP Controllable Costs	483
Alliance/Belle Chasse	20
Restructuring	89
Adjusted Controllable Costs	**$ 4,993**


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